

2025 Annual Meeting of Stockholders

Proxy Statement & Annual Report

LendingClub


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2025 Proxy Statement

LendingClub Corporation



595 Market Street, Suite 200, San Francisco, California 94105

Notice of 2025 Annual Meeting of Stockholders
To be held on June 3, 2025

To Our Stockholders:

NOTICE IS HEREBY GIVEN that the 2025 Annual Meeting of Stockholders of LendingClub Corporation (the "Company," "LendingClub," "we," "us" and "our") will be held on June 3, 2025, at 10:00 a.m. Pacific Time via the Internet at www.virtualshareholdermeeting.com/LC2025 (the "Annual Meeting"). There is no physical location for the Annual Meeting.

At the Annual Meeting, you will be asked to:

1. Elect Stephen Cutler, John C. (Hans) Morris, Erin Selleck and Janey Whiteside as Class II directors, each of whom is currently serving on our Board of Directors, to serve until the 2028 Annual Meeting of Stockholders and until his or her successor has been elected and qualified or his or her earlier death, resignation, or removal;

2. Approve, on a non-binding advisory basis, the compensation of our named executive officers as disclosed in the Proxy Statement;

3. Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025;

4. Approve a management proposal to amend and restate the Company's Eighth Amended and Restated Certificate of Incorporation to phase in the declassification of our Board of Directors; and

5. Approve a management proposal to amend and restate the Company's Eighth Amended and Restated Certificate of Incorporation to remove the supermajority voting requirements to amend our governing documents.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only stockholders of record at the close of business on April 7, 2025, are entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof.

By Order of the Board of Directors,

Jordan Cheng
General Counsel and Corporate Secretary

San Francisco, California
April 23, 2025

Whether or not you expect to participate in the Annual Meeting, please vote via the Internet, by phone, or complete, date, sign and promptly return the accompanying proxy in the enclosed postage-paid envelope (if applicable) so that your shares may be represented at the Annual Meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 3, 2025: THIS PROXY STATEMENT, PROXY, AND THE ANNUAL REPORT ARE AVAILABLE AT WWW.PROXYVOTE.COM

A Letter from Our CEO & Independent Chairman of the Board

Dear Stockholders,

As a digitally-native, information-driven, customer-focused company, and one of a small number of fintech companies with a national bank charter, we are continuing to build a new kind of bank, one that aims to advantage our members with the information, tools, and guidance they need to achieve their own version of financial success. We do this by leveraging data and technology to increase access to credit, lower borrowing costs, and improve the return on savings – all through a smart, simple, and rewarding digital experience. Since our founding, more than 5 million individuals have become members, and we have facilitated more than $100 billion of loans.

We are pleased with what we accomplished in 2024. Among other things, we successfully exited our operating agreement with the Office of the Comptroller of the Currency (OCC) on time, maintained our credit outperformance, grew our balance sheet by 20% and our deposit base by 24%, increased net income by 32% and ended the year with improving non-interest income through higher loan sale prices. In tandem with achieving these milestones, we advanced our longer-term strategy to increase engagement with our products and services. Notably, we acquired award-winning debt management technology from Tally Technologies to enhance our DebtIQ^{TM} debt monitoring tool, launched new LevelUp Savings and TopUp products for our consumer savers and borrowers, and created a new rated Structured Loan Certificates program for our loan investors.

Meeting our ambitions requires that we recruit and retain employees with a compelling combination of opportunity, culture and compensation. As a fintech company with a substantial presence in the San Francisco Bay Area, we have historically operated a broad-based, equity-oriented, long-term incentive program to deliver market-required compensation. This, however, created meaningful levels of dilution and in 2023 we made a commitment to materially reduce the overhang and annual utilization rate from our equity compensation program to below 20% and 4%, respectively, by the end of 2027. We engaged with many of our largest stockholders on the topic and they were nearly universally supportive of this commitment and our related initiatives to reduce dilution, including using cash compensation in lieu of equity compensation. We encourage you to review pages 3 and 4 of our Proxy Statement for more information on the progress we have made in reducing dilution from our compensation programs.

Further, we have included two important governance proposals for your consideration. First, we continue to believe in the merits of a declassified board and have again included a proposal this year to phase out our current classified board structure. Second, we have again included a proposal this year to remove the supermajority voting standard to amend our governing documents. In 2024, more than 99% of our stockholders *that voted* supported these measures; however, we did not receive the necessary two-thirds support from *all outstanding shares* for these measures to pass. These proposals, along with our efforts to reduce the dilution from our compensation programs, address the most common areas of stockholder feedback. We therefore strongly encourage you, most importantly, to vote, and we also recommend that you vote "FOR" each of these proposals.

Although macroeconomic uncertainty continues to persist into 2025, with our award-winning products, market-leading data science capabilities, innovation-oriented culture and seasoned executive team, we remain optimistic about our future and committed to creating value for our stockholders, as well as our customers, employees and communities.

On behalf of the Board, thank you for your investment in LendingClub.

Sincerely,

Scott Sanborn
Chief Executive Officer and member of the Board

John C. (Hans) Morris
Independent Chairman of the Board

Table of Contents

Proxy Summary   1
Corporate Responsibility   6
Board of Directors and Corporate Governance   12
    LendingClub Board   12
    Board Committees   14
    Business Conduct and Ethics Policy   18
    Information Regarding Our Directors   18
    Director Compensation   22
Executive Officers   26
Executive Compensation   27
    Compensation Discussion and Analysis   27
    Compensation Tables   42
    Pay Versus Performance Disclosure   46
    Employment Agreements   51
    Potential Payments Upon Termination or Change In Control   53
    Securities Authorized For Issuance Under Equity Compensation Plans   55
Report of the Compensation Committee   56
Security Ownership of Certain Beneficial Owners and Management   57
Related Party Transactions   59
Report of the Audit Committee   60
Section 16(a) Beneficial Ownership Reporting Compliance   61
Communications With the LendingClub Board   62
Proposal One: Election of Directors   63
Proposal Two: Advisory Vote on Executive Compensation   64
Proposal Three: Ratification of Appointment of Independent Registered Public Accounting Firm   65
Proposal Four: Declassification of the Board   66
Proposal Five: Removal of the Supermajority Voting Requirement   68
Questions and Answers about the Proxy Materials and the Annual Meeting   70
Other Business   77
Annex I   78
Annex II   80
Exhibit A   81

Proxy Summary

Overview Of Voting Items

Proposal	Board Recommendation	Page
Proposal One: Election of Class II directors	**For** each nominee	63
Proposal Two: Advisory vote to approve the compensation of our named executive officers	**For**	64
Proposal Three: Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the 2025 fiscal year	**For**	65
Proposal Four: Management proposal to amend and restate the Company's Eighth Amended and Restated Certificate of Incorporation to phase in the declassification of the Board of Directors	**For**	66
Proposal Five: Management proposal to amend and restate the Company's Eighth Amended and Restated Certificate of Incorporation to remove the supermajority voting requirements to amend our governing documents	**For**	68

The Notice of Internet Availability of Proxy Materials (the ''Notice''), Proxy Statement, form of proxy and Annual Report on Form 10-K for the year ended December 31, 2024 (the ''Annual Report'') will be first distributed and made available to stockholders on or about April 23, 2025.

Who We Are

LendingClub Corporation (including its subsidiaries, ''LendingClub'', the ''Company'', ''we'', ''us'', ''our'') is a publicly traded bank holding company and operates a leading, nationally chartered, digital marketplace that leverages data and technology to increase access to credit, lower borrowing costs, and improve returns on savings. We offer a suite of deposit and loan products through a smart, simple and rewarding digital experience. We retain a portion of the loans we originate and sell the remainder to marketplace investors including banks, credit unions, asset managers and private credit funds. Since our founding, more than 5 million individuals have become members and we have facilitated more than $95 billion of loans.

To execute on our vision, grow the business responsibly and create value for our stockholders, it is critical that we have a sophisticated, dedicated and committed management team, overseen by an independent Board of Directors (the ''Board'') with substantial and relevant expertise.

2024 Strategic Priorities & Results

Our management team and Board are deeply focused on the evolution, execution and oversight of our strategy. Below is a summary of certain key 2024 strategic priorities and how we executed against them.

Strong Business Execution	✓ Grew deposits from $7.3B to $9.1B (87% fully FDIC insured)
	✓ Grew total assets to $10.6B, reflecting the success of the Structured Certificates program
	✓ Increased net income to $51.3M on improving loan sales pricing and lower deposit funding costs
	✓ Strong capital position with a consolidated Tier 1 leverage ratio of 11.0% and a CET1 capital ratio of 17.3%

Meet or Exceed Stakeholder Expectations	✓ 85% stock price appreciation during 2024 ✓ Continued credit outperformance versus competitive set ✓ Exited the OCC's new bank operating agreement per its original terms ✓ Materially reduced dilution from equity program (see pages 3 and 4 for more information)
Advance Our Products	✓ Acquired Tally IP to enhance our product suite ✓ Improved diversity of marketplace investors, with resumption of demand from bank buyers ✓ Launched LevelUp Savings and TopUp, providing additional opportunities for member savings ✓ Enhanced our mobile offering and functionality, providing a foundation for deeper member engagement

Responsiveness to Stockholder Feedback

Our Board believes it is important to maintain an open dialogue with stockholders to understand their views on the Company, its strategy and its governance and compensation practices. Therefore, we engage with stockholders regularly and solicit feedback annually on our compensation and governance practices. Members of our management team participate in these conversations, and stockholders are also offered the opportunity to speak with a member of our Board. Stockholders have overwhelmingly expressed support for the proactive approach the Company has taken to solicit and incorporate stockholder feedback.

In 2023, 2024 and early 2025, we reached out to stockholders representing, in aggregate, an estimated 50%, 46% and 33% of our then outstanding shares, respectively, and held meetings with those that requested a discussion. In 2023 and 2024, through our annual stockholder outreach, we had conversations with stockholders holding, in aggregate, an estimated 42% of our outstanding shares, including with the governance departments of some of our largest institutional stockholders. More recently, in 2025, the vast majority of stockholders declined our invitation for a discussion, with a number of our largest stockholders citing a lack of questions or concerns. In addition to our annual stockholder outreach on governance and compensation practices, we maintain ongoing dialogue with many of our stockholders through our investor relations program.



Solicit Stockholder Feedback Annually

99%
Say on Pay Support in 2024

Share and Discuss Feedback Internally

Review & Revise Programs Considering Feedback

Overall, the stockholders we engaged with have expressed support for our strategy, and compensation and governance practices. Below is a summary of feedback we received from our stockholders and how we've responded.

What We Heard	What We Have Done
Equity Programs Stockholders expressed a desire for us to reduce the dilution from our equity compensation program	✓ Evolved compensation program and amended equity plans to reduce equity utilization to meet stockholder supported targets (see below for more information)
PBRSU Design Some stockholders expressed a desire for us to diversify our performance-based restricted stock unit ("PBRSU") program to include an ambitious, but attainable, multi-year operating metric	✓ Allocated 50% of the intended value of our 2024 PBRSUs to achievement against a 3-year Adjusted Net Income metric ✓ Continued to allocate the remaining 50% of the intended value of our 2024 PBRSUs to achievement against a 3-year relative total stockholder return ("TSR") metric, with target performance remaining at the 55th percentile

What We Heard	What We Have Done
Executive Retention Stockholders were generally very supportive of the strategic direction of the Company and execution by the executive team	✓ In Q1 2024, the Compensation Committee decided it was appropriate to grant the Company's CEO a one-time supplemental RSU award to promote retention in light of confidence in the Company's strategy, execution and leadership ✓ The Compensation Committee sized and structured the supplemental award in a manner that it believed was relatively modest and stockholder friendly
Corporate Governance Stockholders continue to support our efforts to declassify the Board Some stockholders prefer that we eliminate the supermajority vote requirement to amend our governing documents Stockholders support the refreshment and composition of our Board	✓ For the eighth consecutive year, the Board is including and recommending a proposal to phase-out our classified Board ✓ For the third consecutive year, the Board is including and recommending a proposal to eliminate the supermajority voting requirement ✓ Majority of Board appointed since 2021, with recent appointments adding diversity and significant banking experience

Reducing Dilution

In connection with our proposal in 2023 to amend and restate our 2014 Equity Incentive Plan (the "Equity Plan Proposal"), we made an accompanying commitment to materially reduce the dilution created from our equity compensation program. **Specifically, our stated targets are to reduce the overhang and annual utilization rate from our equity compensation program to below 20% and 4%, respectively, by the end of 2027.** This commitment and these targets are reflective of feedback we received from stockholders.

In discussing with stockholders, we noted the substantial measures we had already taken to manage dilution, including:

- ✓ *Reduced Award Sizes.* Adjusted our internal guidelines to reduce target equity award sizes by 25%
- ✓ *Cliff Vesting.* All equity awards to new hire employees have a one-year cliff before vesting begins
- ✓ *Cash-Choice Program.* Created a "cash-choice" program where non-executive employees can elect to receive a portion of their long-term award in the form of a fixed value cash award in lieu of equity
- ✓ *Stock Options.* Discontinued our use of stock options for equity awards and instead award restricted stock units ("RSUs") and PBRSUs to our employees and executives as long-term awards

Further, in connection with the Equity Plan Proposal, we took the following steps to reinforce our commitment to managing dilution:

- ✓ *Termination of Evergreen Provision.* Terminated the evergreen provision in our 2014 Equity Incentive Plan resulting in forfeiture of over 7 million shares that would otherwise be available for grant
- ✓ *Sunset Radius Plan.* Committed to not issue any of the remaining 1.34 million shares available for grant under the 2016 Radius incentive plan

In our discussions with stockholders, stockholders appreciated and acknowledged that equity compensation is a fundamental component of the Company's ability to deliver competitive levels of compensation and that further reductions in equity compensation would need to be offset by increases in cash compensation in order to retain the human capital necessary to execute and advance the Company's strategy.

Our equity awards are denominated in dollars to employees and then converted into shares/units; typically, by dividing the intended target dollar value by the 30-day trailing average of the Company's stock price. Consequently, an increasing stock price results in reduced dilution as fewer shares are required to cover the intended target dollar value of an equity award. The Company considered the merits of not implementing any program changes and instead waiting for stock price appreciation to naturally reduce the dilution created from its equity compensation program. However, the Company determined that being more proactive with respect to reducing dilution, without the benefit of stock price appreciation, was preferable given the nearly universal feedback the Company received from its stockholders on the importance and urgency of reducing dilution.

Accordingly, in Q1 2024 we adopted a program whereby all long-term awards, including those granted to executives, are bifurcated into an equity portion (e.g., PBRSU and/or RSU) and a fixed value cash-based portion (the "Cash Award"), with the Cash Award vesting over 3-years like the equity portion. This program change is intended to decrease equity utilization while keeping target compensation levels intact and providing the Company another multi-year retention feature in its compensation program. We believe this program was the best available solution to balance reducing dilution, rewarding and retaining employees, and managing compensation expense. For executives, 25% of the intended target value of their long-term awards is allocated to a Cash Award, with the remaining 75% allocated to RSUs and PBRSUs.

The Company grants long-term awards quarterly, with a substantial majority of grants made in the Q1 grant cycle as the Q1 grant cycle includes annual refresh awards as compared to the Q2 through Q4 grant cycles which typically consist entirely of new-hire awards. The below graphic depicts the number of shares underlying long-term awards granted in Q1 of 2023, 2024 and 2025, illustrating our substantial progress on reducing our equity utilization and thereby placing the Company on track to meet its stated, and stockholder supported, objectives with respect to managing dilution.

Combination of Program Changes and Stock Price Appreciation Driving Material Reductions in Dilution



- ✓ 66% fewer shares granted in Q1 2025 than Q1 2023, demonstrating commitment to reducing dilution
- ✓ Intended value of equity component of long-term awards in Q1 2025 down 49% from Q1 2023, reflecting shift to non-dilutive cash compensation
- ✓ Intended value of long-term awards in Q1 2025 down 18% from Q1 2023, reflecting prudent expense management
- ✓ Potential for further material reductions in dilution with stock price appreciation

Safe Harbor Statement

Some of the statements in this Proxy Statement, including statements regarding financial results, our ability to effectuate and the effectiveness of Company strategy, the design of our compensation programs, the benefits of our products and services, Company performance and future equity utilization are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "outlook," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. Factors that could cause actual results to differ materially from those contemplated by these forward-looking statements include those factors set forth in the section titled "Risk Factors" in our most recent Annual Report on Form 10-K, as filed with the Securities and Exchange Commission (the "SEC"), as well as in our subsequent filings made with the SEC. We may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Corporate Responsibility

Our mission is to relentlessly advantage our members by challenging the way banking is done. We provide smart, simple, and rewarding solutions that help our members achieve their financial goals. Since 2007, we have facilitated more than $100 billion in loans to over 5 million members, putting them on a path to paying down their existing debt at a lower cost. As a full-service bank, we're intent on finding new value for our members across an array of financial products.

We believe that our business is inherently aligned with supporting many Environmental, Social and Governance ("ESG") matters, and that our current level of support for ESG matters is consistent with executing against our mission and in the best interest of our stakeholders. That said, with oversight from our Nominating and Corporate Governance Committee, we expect to incrementally evolve our strategy and disclosures on ESG matters over time based on stakeholder feedback and new rulemaking on the topic.

Our Values

Our values are the foundation of what we strive to be, individually and collectively. They guide all aspects of our business, from strategic corporate decisions to promotions/hiring.



Do what's right
Do what's right
Do what's right
Do what's right
Do what's right

Do What's Right
We are committed to acting with honesty and integrity. We act in the best interest of our members and everyone involved. We recognize that trust and confidence are critical to our marketplace, so we stand up for what's right — even when it's hard.



Make Impossible Happen
We look beyond what is possible today to boldly imagine new and better ways to improve the lives of our members. We take on big challenges and drive relentlessly forward to overcome all obstacles to make our vision a reality.



Know your stuff

Know Your Stuff
We are a data-driven business. Each of us must be an expert in our areas, continuously rooted in a deep understanding of the data. We measure our efforts so that we can manage, make well-informed decisions, and identify new opportunities.



Be Confident With Humility

Be Confident with Humility
We are exceptionally capable individuals who put our egos aside and focus on our collective goals. We listen first and assume positive intent. We get the right people together to inform our collective perspective, evaluate the implications, and debate the trade-offs — so we can move forward quickly, collaboratively, and with confidence.



Evolve
Evolve with
Evolve with Purpose

Evolve with Purpose
We embrace and create change. While we set our strategy for the long term, we stay flexible to adapt to new opportunities. We test bold ideas in real-world situations, without the fear of failure, so we can improve and evolve.



Act Like an Owner

Act Like an Owner
We take ownership and hold ourselves accountable to our commitments. We roll up our sleeves and pick up tasks that need doing, even if they're not in our job description. We are committed to LendingClub's future, and we act that way.

Environmental

We aim to do our part in conserving the environment by incorporating environmental-related considerations and risks into certain aspects of our operations. Key actions we've taken to support the environment include:

Light Physical Footprint	As a digital marketplace bank, we operate online, which provides our members with access to banking services anywhere, anytime. This reduces the environmental impact associated with brick-and-mortar bank branches, including the impact of members visiting a bank branch.
Facilities	We occupy LEED Gold certified buildings in San Francisco and Utah, which represent most of our total office space. When renovating our facilities, we emphasize recycling and the use of environmentally friendly materials.
Sustainability	We advocate for the use of sustainable or re-usable products in our spaces, such as providing compostable materials in our offices, and in our work, such as leveraging electronic signature platforms when possible.
Hybrid Work	We continued our hybrid work model for our employees, reducing the environmental impact associated with a fully in-office work environment, including the impact of our employees commuting to our offices each day and reduced office space needs.
Member Focused	Our core business is focused on relatively smaller-dollar loans to individuals and small businesses, and not dependent on large loans to corporate customers with significant carbon footprints.
Efficient Data Centers	We utilize leading third-party data centers for data storage, enabling us to remain environmentally efficient even as we grow our business, customer base, and data requirements.

Social

LendingClub's mission is to relentlessly advantage our members by challenging the way banking is done. We advance our mission through a technology-enabled business model that strives to provide smart, simple, and rewarding solutions that help our members achieve their financial goals.

This mission, combined with our values, has driven us to lead the financial industry in advancing several policies and programs designed to reduce disparities, protect consumers and small businesses from irresponsible financing practices, and encourage innovation that supports financial health.

Championing Financial Health

Through our digital marketplace bank, we help our members achieve their financial goals by enabling them to pay less on their existing debt and earn more on their savings.

In fact, over 80% of personal loans originated through LendingClub's platform are used to refinance or consolidate credit card debt. Our members have told us that taking out a LendingClub loan for debt consolidation improved their financial health, reducing the APR on their debt by approximately six percentage points on average and improving their credit score while providing a responsible paydown plan. We believe we are well positioned to increase our engagement with existing members by offering additional products and services to enable them to manage and improve their financial situation.

LendingClub personal loans save borrowers in interest, while providing a responsible paydown plan to help them regain control of their financial health.

We have also implemented a number of initiatives to support our members during difficult times. All of our members have a 15-day grace period to make loan payments with no penalty. We also launched a loan extension program, which extends the repayment term for eligible borrowers who fell behind on their loan payments and have resumed making regular payments. The program allows such borrowers to become current on their loan and pay any past-due amounts at the end of the loan's new repayment term, and helps borrowers that may have experienced temporary financial difficulty. Additionally, we offer relief programs to eligible borrowers to provide flexibility during crises, like natural disasters.

We have also worked with external stakeholders to better understand the issues affecting consumer financial health. For example, from 2021 to 2023, we collaborated with PYMNTS to prepare twenty-nine paycheck-to-paycheck reports. Further, in 2024, we collaborated with Propeller Insights to conduct a national survey on credit card usage, debt management and personal finance. Through these collaborations, we sought to explore the paycheck-to-paycheck landscape and provide a deeper look into the core elements of American consumers' financial wellness, including their income, savings, debt and spending choices.

Competitive Interest Rates and Increased Savings

Our technology is fundamental to our ability to deliver better rates and products. Over the past 15+ years, we've refined our credit decisioning and machine-learning models with hundreds of billions of cells of data derived from over $100 billion of issued loans. With this technology, we're able to underwrite loans more efficiently, which enables us to offer lower interest rates to our borrowers.

Federal Reserve researchers found that LendingClub-facilitated loans maintain exceptionally low default rates while extending access to credit.

Researchers from the Federal Reserve Bank of St. Louis found that LendingClub loans have had lower APRs than credit cards across FICO bands. Additionally, researchers from the Federal Reserve Bank of Philadelphia have found that "consumers pay smaller spreads on loans from LendingClub than from credit card borrowing," which is supported by our data that indicates that our members save approximately $2,400 on average over the term of a 36-month personal loan from LendingClub. These savings also extend to our auto refinance loans, which reduce the APRs members pay by over two percentage points and results in average savings of approximately $2,400 over the life of the auto loan.



$2,400

On average, LendingClub members save ~$2,400 over the term of a 36-month personal loan

In addition to providing lower APRs, we have focused on being a responsible lender, voluntarily committing to a 36% APR cap on our loans. We have also supported legislation in California and Illinois to establish statewide 36% APR caps. Through our support of the American FinTech Council, we have also marshalled fintech support for federal 36% APR cap legislation.

As a digital marketplace bank, we are also helping our members build a financial cushion through products and services designed to help them keep more of what they earn, like our award winning high-yield savings and checking accounts. Our high-yield savings accounts offer a leading interest rate with no monthly maintenance fees, fees to wire funds, or overdraft fees. Our checking accounts offer interest rates above the national average, unlimited cash back on qualified purchases with a checking account debit card, free ATMs, rebates on ATM fees charged by other banks, and no monthly maintenance, overdraft, or incoming wire transfer fees. In fact, our checking product has earned official certification by the national Cities for Financial Empowerment Fund as meeting the BankOn National Standards for trust and affordability for consumer transactional accounts.

Financial Inclusion

We promote an inclusive financial system where responsible innovation delivers better financial health outcomes. We strive to lend to those underserved by traditional banks and our digital marketplace model allows us to fill credit gaps for consumers where bank branches may be less available. Researchers from the Federal Reserve Bank of Philadelphia have found that our credit model risk ratings have a low correlation with FICO scores while still effectively predicting credit risk at a high level of performance. This means that our digital credit models are able to identify consumers who would be overlooked or overpriced by traditional FICO-based models, providing more consumers with access to lower-priced credit. Additionally, a study by Federal Reserve researchers using LendingClub data found that fintech small business lending can create a more inclusive financial system by allowing small businesses that were less likely to receive credit from traditional lenders to access credit and do so at lower costs.

Helping Small Business

We are focused on supporting small businesses and believe that our small business lending activities have helped create or sustain over 100,000 jobs, in addition to helping the over 75,000 people that were able to

remain employed with the over $870 million of PPP loans we facilitated during the pandemic. Further, a study from the Federal Reserve Bank of Philadelphia using LendingClub data found that fintech lenders, like LendingClub, "have been able to expand credit access to those underserved small business owners who are not likely to receive funding from traditional lenders…and in those areas that face a higher local unemployment rate."

We also helped form the Responsible Business Lending Coalition to drive responsible practices in the small business lending sector. With the Responsible Business Lending Coalition, we co-wrote the Small Business Borrowers Bill of Rights, the first cross-sector consensus on responsible small business lending and the rights that small business owners deserve when obtaining a loan. Since its creation, the Small Business Borrowers Bill of Rights has been signed by over 110 nonprofits, community development financial institutions, fintechs and banks and has inspired a wave of small business protection laws across the U.S.

100,000+

We are focused on supporting small businesses and believe that our small business lending activities have helped create or sustain over 100,000 jobs

We believe that innovation in the financial services industry can lower prices for small businesses. However, in order for small business customers to identify and benefit from lower prices, they need to be able to easily compare the prices they are being offered. Accordingly, LendingClub and its coalition partners helped lead the passage of the nation's first small business truth-in-lending law, California Senate Bill 1235, to help protect small businesses from irresponsible lending that disproportionately harms entrepreneurs of color. Similar legislation has since passed in New York and Connecticut and has been introduced in Maryland, New Jersey and North Carolina. Finally, we endorsed a bill introduced in the United States House and Senate that would extend the transparency standards of the federal Truth in Lending Act to small business financing.

Governance

We are committed to sound and effective corporate governance practices. We have established a strong governance foundation through highly qualified directors, with strong oversight provided by our independent chairman. Further we have instituted significant stock ownership requirements for Board members and executives to promote strong alignment with stockholder interests. We also pursue robust stockholder engagement each year and have been responsive to stockholder feedback on key issues, including Board vote requirements, Board declassification, supermajority voting requirements and executive compensation programs.

We have also established key policies and guidelines that align with responsibly building value for our stockholders, including, among others, the following:

Corporate Governance Guidelines – Our Corporate Governance Guidelines promote the effective functioning of our Board and its committees, promote the interests of our stockholders, ensure a common set of expectations as to how our Board, its committees, individual directors and management should perform their functions, and provide a flexible framework within which the Board may conduct its business.

Business Conduct and Ethics Policy – Our business conduct and ethics policy applies to all our directors, officers, employees and authorized third-party representatives and promotes certain actions, including honest and ethical conduct, compliance with laws, rules and regulations, the protection of LendingClub assets (including corporate opportunities and confidential information), and fair dealing practices, among others.

Officer Stock Ownership Guidelines – Under guidelines adopted by our Compensation Committee, our CEO is required to hold an equity interest in LendingClub with a value of six times base salary, our CFO is required to hold an equity interest with a value of three times base salary, and all other Section 16 officers are required to hold an equity interest with a value of two times base salary. For additional information, see the section titled "Additional Governance Measures — Stock Ownership Guidelines" on page 40.

Non-Employee Director Ownership Guidelines – Each non-employee director is required to hold an equity interest in LendingClub equal to at least $400,000 in value, which is 10x the base cash retainer for Board service. For additional information, see the section titled "Director Compensation — Director Stock Ownership Guidelines" on page 24.

Human Capital

Our success depends, in large part, on our ability to recruit, develop, motivate and retain employees with the skills to execute our long-term strategy. We participate in a competitive market for talent and aim to distinguish ourselves by offering our employees the opportunity to make a meaningful positive impact on the financial health of Americans in an innovative technology-oriented environment. We also offer competitive compensation and benefits. Our compensation programs consist primarily of base salary, annual cash bonus opportunity and long-term equity and cash awards. We are committed to providing equal pay for equal work. To support this, we regularly conduct pay equity surveys to ensure our compensation programs are applied equitably across our workforce and benchmark ourselves against industry best practices. Our benefits programs consist of comprehensive health, dental and welfare benefits, including a 401(k) matching program and standalone mental health coverage. We also provide employees with opportunities to support their communities by providing dollar-for-dollar matching on qualified charitable donations up to $300 per year per eligible employee. Employees can also receive up to eight hours of paid time off for eligible volunteer activities. Since 2022, we have adopted a hybrid work model.

We strive to create a welcoming and empowering environment where our employees feel that they are reaching their full potential, are highly engaged and are doing what they do best every day to accomplish our mission and vision. We support our employees professionally through onboarding programs, on-the-job training, career development sessions and performance check-ins. We monitor employee satisfaction and engagement through semi-annual engagement surveys. The survey results provide an important measure of how employees experience our workplace, culture, priorities and values, and we use the survey results to make informed decisions about the LendingClub experience. During our most recent survey in the Fall of 2024, 94% of LendingClub employees responded. Our five highest rated categories were accountability, support, focus, feedback and fit. Our employee experience has earned a number of external recognitions, including being ranked #101, #44 and #38 on Newsweek's list of America's Most Loved Workplaces for 2024, 2023 and 2022, respectively; being named one of the 2022 Best Workplaces in Financial Services & Insurance by Great Place to Work®and Fortune; USA Today's Top Workplaces USA awards in 2022, 2023, 2024, and 2025; Top Workplaces awards for our Lehi, Utah office for 2019, 2020, 2021, 2022 and 2023; Greater Bay Area Top Workplaces award for our San Francisco, California office in 2022 and 2023; scores of 90, 95, 95, and a perfect score of 100 in the Human Rights Campaign Foundation's 2025, 2024, 2023 and 2022 Corporate Equality Index, respectively; and inclusion on Bloomberg's Gender-Equality Index in 2022 and 2023.

A Leading Workplace

Newsweek's Most Loved Workplaces – 2022, 2023, 2024

US Top Workplaces – 2022, 2023, 2024, 2025

Top Workplaces (Lehi, UT) – 2019-2023

Top Workplaces (SF Bay Area) – 2022, 2023

Best Workplaces in Financial Services & Insurance – 2022

Human Rights Campaign Foundation's Corporate Equality Index – 2022, 2023, 2024, 2025

Bloomberg's Gender Equality Index – 2022, 2023






Diversity of background and experience are core to our corporate culture because, among other things, we believe a diversity of talent better reflects, and thereby better allows us to serve, our customer base. We have executive-sponsored leadership programs and resource groups for all employees as well as an allyship program designed to provide all interested employees with mentorship opportunities designed to enhance community and inclusiveness within the workplace. We also maintain a Business Conduct and Ethics Policy, which, among other things, sets forth numerous policies designed to provide for a safe, ethical, respectful and compliant work environment.

We are an equal opportunity employer and make employment decisions without regards to race, color, religion or religious creed, gender, gender identity, gender expression, transgender status, marital status, registered domestic partner status, age, national origin, ancestry, disability, medical condition, genetic characteristics, sexual orientation, natural hairstyles, military or veteran status or any other considerations made unlawful by applicable federal, state or local laws ("protected characteristics"). We also prohibit discrimination or harassment based on any protected characteristics or the perception that anyone has any of these protected characteristics, or is associated with someone who has or is perceived as having any of these protected characteristics.

Below is a summary of certain demographic information of our full-time workforce as of December 31, 2024, and specifically those employees that serve in leadership positions (i.e., VP level and above).

Full-Time Workforce

| 44% Female | 56% Male |
| 51% Non-White | 49% White |

Leadership Workforce

| 19% Female | 81% Male |
| 45% Non-White | 55% White |

Board of Directors &
Corporate Governance

LendingClub Board

Our Board oversees the strategy and overall business affairs of the Company. A key principle of our Company is maintaining the highest level of trust with customers, regulators, stockholders and employees. We have an active and engaged Board that is committed to fulfilling its fiduciary duties to our Company and stockholders, and helping us continue to earn the trust of our stakeholders. Currently all members of our Board also serve on the board of directors of our banking subsidiary, LendingClub Bank, and therefore are entrusted with monitoring and ensuring the safety and soundness of our banking operations as required by applicable banking regulations. Our Board is also responsible, in conjunction and consultation with the Compensation Committee, for periodically reviewing the performance of our CEO and for providing oversight of talent development and retention. Further, our Nominating and Corporate Governance Committee is responsible for providing primary oversight and review of our progress and disclosures with respect to Environmental, Social and Governance ("ESG") matters.

Our Board currently has ten members and may establish a different number of authorized directors from time to time by resolution. All nine of our current non-employee directors are independent within the meaning of the listing standards of the New York Stock Exchange ("NYSE"). Our Board is currently divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors is elected for a three-year term to succeed the same class whose term is then expiring. Our Board has proposed to phase out the classified board structure subject to stockholder approval of Proposal Four of this Proxy Statement at the Annual Meeting. If that proposal passes, our Board will phase into a structure in which all directors will be up for election each year to serve a term ending at the next annual meeting of stockholders.

Our Class II directors standing for re-election, if elected, will continue to serve as directors until the 2028 Annual Meeting of Stockholders and until his or her successor has been elected and qualified, or until his or her earlier death, resignation or removal.

Stockholder Outreach and Feedback

Our Board believes it is important to maintain an open dialogue with stockholders to understand their views on the Company, its strategy and its governance and compensation practices. Therefore, we engage with stockholders regularly and solicit feedback annually on our compensation and governance practices. Members of our management team participate in these conversations, and stockholders are also offered the opportunity to speak with a member of our Board.

In 2023, 2024 and early 2025, we reached out to stockholders representing, in aggregate, an estimated 50%, 46% and 33% of our then outstanding shares, respectively, and held meetings with those that requested a discussion. In 2023 and 2024, through our annual stockholder outreach, we had conversations with stockholders holding, in aggregate, an estimated 42% of our outstanding shares, including with the governance departments of some of our largest institutional stockholders. More recently, in 2025, the vast majority of stockholders declined our invitation for a discussion, with a number of our largest stockholders citing a lack of questions or concerns. In addition to our annual stockholder outreach on governance and compensation practices, we maintain ongoing dialogue with many of our stockholders through our investor relations program.

Overall, the stockholders we engaged with expressed support for our compensation and governance practices, including our efforts to declassify the Board and remove the supermajority voting standard. See "Proxy Summary – Responsiveness to Stockholder Feedback" beginning on page 2 for more information.

Board Leadership

John C. (Hans) Morris serves as the independent Chairman of our Board.

While our Corporate Governance Guidelines do not require the separation of offices of the Chairperson of the Board and the Chief Executive, the Board believes an independent Chairperson reinforces the independence of our Board as a whole and results in an effective balancing of responsibilities, experience and independent perspective that meets the current corporate governance needs and oversight responsibilities of our Board. We believe this structure provides consistent and effective oversight of our management and is currently optimal for us and our stockholders.

In selecting Mr. Morris as the independent Chairman, the Board considered his strong and relevant experience in financial services technology and the financial services industry, ability to provide effective leadership and facilitate open dialogue, and ability to devote sufficient time and attention to the position.

Board Role in Risk Oversight

Management is responsible for assessing and managing risk, subject to Board oversight directly and through its committees. The oversight responsibility of the Board and its committees is informed by reports from our management team, including our Chief Risk Officer and an internal audit team, which are designed to provide visibility to the Board about the identification and assessment of key risks and our risk mitigation strategies. In addition, the Board has requested and has been receiving regular updates from management regarding our response to the recent changes in the macroeconomic environment (including changing interest rates, inflation and market dynamics) and their impacts on us and our customers, employees and other stakeholders, and our efforts to mitigate these impacts.

The Board has delegated to the Operational Risk Committee and Credit Risk and Finance Committee (each comprised of independent directors) primary responsibility for the Board's oversight of risk management. The Operational Risk Committee is primarily focused on reputational, legal, compliance and operational risk, including cybersecurity risk. The Credit Risk and Finance Committee is primarily focused on credit, market, interest rate and liquidity risk. In accordance with their charters, the Operational Risk Committee and Credit Risk and Finance Committee (collectively, the "Risk Committees") assist our Board in its oversight of our key risks, including credit, technology and security, strategic, legal, regulatory (other than related to our financial reporting), compliance and operational risks, as well as the guidelines, policies and processes for monitoring and mitigating such risks. The Operational Risk Committee meets with our Chief Information Security Officer at least once per year to discuss the Company's approach to cybersecurity risk management and to evaluate the status of our cybersecurity efforts, which include a broad range of tools and training initiatives that are designed to work together to protect the data and systems used in our business. The Operational Risk Committee also receives presentations and reports on cybersecurity risks and information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates until such incident has been addressed. We have also established Management Risk Committees to oversee our enterprise risk management program and provide a central oversight function to identify, measure, monitor, evaluate and escalate key risks (including cybersecurity risk) for oversight at the Board level.

The other standing Board committees oversee risks associated with their respective areas of responsibility. For example, our Audit Committee has the responsibility for overseeing the integrity of our financial reporting, including related policies and procedures, compliance with legal and regulatory requirements affecting financial reporting, and overseeing our internal audit function. Our Nominating and Corporate Governance Committee seeks to ensure that our Board is properly constituted to meet its statutory, fiduciary and corporate governance oversight obligations, and evaluates risk arising from governance matters. Our Compensation Committee evaluates risks arising from our compensation policies and practices, as more fully described in the section "Executive Compensation – Compensation Discussion and Analysis – Compensation Risk Assessment" below.

Director Independence

Under the rules of the NYSE, independent directors must comprise a majority of a listed company's board of directors. In addition, the rules of the NYSE require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees be independent. Under the rules of the NYSE, a director will only qualify as an "independent director" if, among other things, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our Board has reviewed its composition, the composition of its committees and the independence of each director. Based upon information provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board has determined that Syed Faiz Ahmad (Faiz Ahmad), Stephen Cutler, Allan Landon, Timothy Mayopoulos, John C. (Hans) Morris, Kathryn Reimann, Erin Selleck, Janey Whiteside and Michael Zeisser, representing nine of our current ten directors (and all of our current non-employee directors), do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the listing requirements and rules of the NYSE. In making this determination, our Board considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Meetings and Attendance

In 2024, the Board held 8 meetings. Each director attended at least 75% of the aggregate of (i) the total number of meetings of our Board held during the period for which he or she has been a director and (ii) the total number of meetings held by all committees of our Board on which he or she served during the periods that he or she served. Although we do not have a formal policy regarding annual meeting attendance by members of our Board, we encourage our directors to attend. Nine of our ten directors attended our 2024 Annual Meeting of Stockholders.

In addition, each member of our Board is also a board member of our banking subsidiary, LendingClub Bank. In 2024, LendingClub Bank held a total of 60 meetings of the board or meetings of a committee of the board. Each director attended at least 75% of the aggregate of (i) the total number of meetings of the board of LendingClub Bank during the period for which he or she has been a director and (ii) the total number of meetings held by all committees of the board of LendingClub Bank on which he or she served during the periods that he or she served.

In conjunction with the regularly scheduled meetings of the Board, the independent directors also periodically meet in executive sessions outside the presence of management. The independent Chairman of our Board, among other responsibilities, presides over such sessions.

Board Committees

Our Board has established an Audit Committee, a Compensation Committee, a Credit Risk and Finance Committee, a Nominating and Corporate Governance Committee and an Operational Risk Committee. The current composition and responsibilities of each of the committees of our Board are described below.

Members serve on committees until their resignation or until otherwise determined by our Board. Each of these committees has a written charter, which, along with our Corporate Governance Guidelines, are available on our website at http://ir.lendingclub.com under the heading "Corporate Governance."

Director	Audit Committee	Compensation Committee	Credit Risk & Finance Committee	Nominating & Corporate Governance Committee	Operational Risk Committee
Faiz Ahmad		■		■	■
Stephen Cutler	■				■
Allan Landon	Chair	■	■		
Timothy Mayopoulos			■		Chair
John C. (Hans) Morris			Chair	■	
Kathryn Reimann	■				■
Erin Selleck	■		■		■
Janey Whiteside		■		■	
Michael Zeisser		Chair		Chair	

Audit Committee

The current members of our Audit Committee are Stephen Cutler, Allan Landon (chair), Kathryn Reimann and Erin Selleck. All of the members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE. Our Board has determined that Mr. Landon is an Audit Committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the NYSE. While other members of our Audit Committee may have the expertise to be designated an audit committee financial expert, the Board made a specific finding only as it relates to Mr. Landon.

In addition, Audit Committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board or any other committee of the board (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (ii) be an affiliated person of the listed company or any of its subsidiaries.

All of the members of our Audit Committee are independent directors as defined under the applicable rules and regulations of the SEC and the NYSE.

Our Audit Committee oversees financial risk exposures, including monitoring the integrity of our consolidated financial statements, internal controls over financial reporting, our internal audit function and the independence of our independent registered public accounting firm. Our Audit Committee receives internal control-related assessments and reviews and discusses our annual and quarterly consolidated financial statements with management. In fulfilling its oversight responsibilities with respect to compliance matters affecting financial reporting, our Audit Committee meets at least quarterly with management, our internal audit department, our independent registered public accounting firm, our internal legal counsel and compliance department to discuss risks related to our financial risk exposures.

During 2024, our Audit Committee held 12 meetings.

Compensation Committee

The current members of our Compensation Committee are Faiz Ahmad, Allan Landon, Janey Whiteside and Michael Zeisser (chair). All of the members of our Compensation Committee are independent under the applicable rules and regulations of the SEC and the NYSE.

Our Compensation Committee oversees our executive officer and director compensation arrangements, plans, policies and programs, and administers our annual cash bonus program and long-term compensation plans and arrangements for employees generally. Our Compensation Committee also oversees our broader compensation philosophy and approach to human capital. From time to time and as it deems appropriate, our Compensation Committee may delegate its authority to subcommittees and, with respect to non-executive officer compensation, to our officers.

During 2024, our Compensation Committee held 6 meetings.

Credit Risk and Finance Committee

The current members of our Credit Risk and Finance Committee are Allan Landon, Timothy Mayopoulos, John C. (Hans) Morris (chair) and Erin Selleck. Our Credit Risk and Finance Committee assists our Board in its oversight of our key risks, including credit, market, interest rate and liquidity risk, as well as the guidelines, policies and processes for monitoring and mitigating such risks. The Credit Risk and Finance Committee assists the Board in monitoring our risk management system, including ensuring that it is commensurate with our size, complexity and risk profile.

During 2024, the Credit Risk and Finance Committee held 4 meetings.

Nominating and Corporate Governance Committee

The current members of our Nominating and Corporate Governance Committee are Faiz Ahmad, John C. (Hans) Morris, Janey Whiteside and Michael Zeisser (chair). All of the members of our Nominating and Corporate Governance Committee are independent under the applicable rules and regulations of the NYSE.

Our Nominating and Corporate Governance Committee seeks to ensure that our Board is properly constituted to meet its statutory, fiduciary and corporate governance oversight. Our Nominating and Corporate Governance Committee will advise our Board on corporate governance matters and board performance matters, including making recommendations regarding director nominations and new appointments, the structure and composition of our Board and Board committees and developing, recommending and monitoring compliance with corporate governance guidelines and policies and our business conduct and ethics policy. Our Nominating and Corporate Governance Committee also provides primary oversight and review of our progress and disclosures with respect to ESG matters (including climate matters).

During 2024, our Nominating and Corporate Governance Committee held 3 meetings.

Operational Risk Committee

The current members of our Operational Risk Committee are Faiz Ahmad, Stephen Cutler, Timothy Mayopoulos (chair), Kathryn Reimann and Erin Selleck. Our Operational Risk Committee assists our Board in its oversight of our key risks, including technology and security (including cybersecurity risk), strategic, legal, regulatory (other than related to our financial reporting), compliance and operational risks, as well as the guidelines, policies and processes for monitoring and mitigating such risks.

During 2024, our Operational Risk Committee held 4 meetings.

Director Skills and Experience

Our nominees and continuing directors provide a balanced mix of skills and attributes to adeptly oversee our business. Although the Board currently believes that its members have the necessary skills and expertise, the Board regularly monitors the evolution of the Company and the fintech and banking industry, and as part of its refreshment process evaluates its ability to continue to provide necessary skills and experience. The following matrix summarizes certain skills and attributes of our nominees and continuing directors. The matrix is intended to be a high-level summary of what the Board views as key skills and attributes and is not a comprehensive list of each director's skills or contributions to the Board.

Nominees and Continuing Directors	Ahmad	Cutler	Landon	Mayopoulos	Morris	Reimann	Sanborn	Selleck	Whiteside	Zeisser
Consumer Banking Consumer banking and financial services industries experience		■	■	■	■	■	■	■	■	
Fintech Experience applying technology to financial services			■	■	■	■	■		■	
Consumer Internet Expertise in the use of consumer internet platforms and technology	■				■		■		■	■
Financial Markets Financial markets experience, including capital market transactions		■	■	■	■		■	■		■
Accounting / Financial Literacy Accounting and/or finance expertise, including internal controls		■	■	■		■		■		
Legal / Regulatory Legal and/or regulatory expertise, including reporting obligations		■	■	■	■	■		■		
Marketing / PR Create and execute marketing and/or public relations strategies	■				■		■		■	
Compensation / Employee Matters Executive compensation and employee recruitment/retention			■		■		■			■
Public Board Experience Experience as a board member of a publicly traded company			■	■	■			■	■	■
Risk Management Evaluate, manage and mitigate enterprise risk	■	■	■	■	■	■	■	■		
Technology / Product Develop and launch new technologies, products and services	■				■		■		■	■
Cybersecurity Expertise in cybersecurity and related systems/technologies	■							■		

The following graphics summarize certain other attributes of our nominees and continuing directors. The Board believes that an independent Board with balanced mix of age, tenure and background enables a diversity of thought and perspective and therefore allows the Board to provide more comprehensive oversight of the Company and more robust discussions with Company management.



Age
50-59
60-69
70-79
Tenure
0-3 YEARS
3-6 YEARS
6-12 YEARS
Director Independence
INDEPENDENT
NON
Board Diversity
NOT DIVERSE
GENDER/ETHNIC DIVERSITY

Additional Governance Measures

For information regarding additional governance measures we have implemented in recent years, please see the section titled "Additional Governance Measures" beginning on page 40.

Business Conduct and Ethics Policy

Our Board adopted a business conduct and ethics policy that applies to all of our employees, officers and directors, including our CEO, CFO and our other executive officers. The full text of the business conduct and ethics policy is posted on the investor relations section of our website at http://ir.lendingclub.com under the heading "Corporate Governance." We intend to disclose future amendments to certain provisions of our business conduct and ethics policy, or waivers of provisions contained therein, on our website or in public filings.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee are or have at any time during the past fiscal year been one of our officers or employees. None of our executive officers currently serve or in the past fiscal year have served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or our Compensation Committee.

Information Regarding Our Directors

The following table sets forth the names, ages and certain other information for each of the directors with terms expiring at the Annual Meeting (and who are also nominees for election as a director at the Annual Meeting) and for each of the continuing members of our Board:

Director Nominees	Class	Age	Position	Director Since	Current Term Expires	Expiration of Term for Which Nominated
Stephen Cutler[1][2]	II	63	Director	2023	2025	2028
John C. (Hans) Morris[3][4]	II	66	Director	2013	2025	2028
Erin Selleck[1][2][3]	II	68	Director	2021	2025	2028
Janey Whiteside[4][5]	II	53	Director	2023	2025	2028
Continuing Directors						
Faiz Ahmad[2][4][5]	I	53	Director	2022	2027	—
Allan Landon[1][3][5]	I	77	Director	2021	2027	—
Timothy Mayopoulos[2][3]	I	66	Director	2016	2027	—
Kathryn Reimann[1][2]	III	68	Director	2022	2026	—
Scott Sanborn	III	55	CEO & Director	2016	2026	—
Michael Zeisser[4][5]	III	60	Director	2019	2026	—

1) Member of the Audit Committee
2) Member of the Operational Risk Committee
3) Member of the Credit Risk and Finance Committee
4) Member of the Nominating and Corporate Governance Committee
5) Member of the Compensation Committee

Note that under Proposal Four of this Proxy Statement, we are proposing to amend and restate our Eighth Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), to provide that any director elected to the Board after the date of the Annual Meeting be elected for a term expiring at the next annual meeting of stockholders following his or her election.

Nominees for Director

Stephen Cutler joined our Board in March 2023. Since January 2023, Mr. Cutler has served as Of Counsel at Simpson Thacher & Bartlett LLP. From April 2018 to January 2023, Mr. Cutler was a Partner at Simpson Thacher & Bartlett LLP, and previously served as Global Head of the firm's Government and Internal Investigations Practice. Prior to joining Simpson Thacher, Mr. Cutler was Vice Chairman from 2016 to 2018 and General Counsel from 2007 to 2016 of JPMorgan Chase & Co. Earlier in his career, Mr. Cutler served as Director of the SEC's Division of Enforcement from 2001 to 2005. Mr. Cutler also serves on the board of The Metropolitan Museum of Art and previously served on the boards of the Financial Industry Regulatory Authority (FINRA) and the National Women's Law Center. Mr. Cutler received his B.A., *summa cum laude*, from Yale University and his J.D. from Yale Law School, where he was an editor of the Yale Law Journal. Mr. Cutler brings extensive experience in the banking industry and legal discipline to our Board.

John C. (Hans) Morris joined our Board in February 2013. Mr. Morris is the managing partner of Nyca Partners, a venture capital company focused on fintech established in 2014. From January 2010 until January 2014, he served as a managing director and special advisor at General Atlantic, a growth equity firm. Mr. Morris was previously President of Visa, Inc. from 2007 to 2009. Prior to Visa, Mr. Morris spent 27 years at Citigroup, Inc., a banking and financial services company, and its predecessor companies in various leadership positions, with his final position as Chief Financial Officer and Head of Finance, Technology and Operations for Citi Markets and Banking. Mr. Morris also serves on the board of directors of several privately held companies, and previously served on the boards of directors of Payoneer Global Inc. from 2011 until 2023, AvidXchange Holdings, Inc. from 2015 until 2022, and KCG Holdings, Inc. from 2013 until 2017. Mr. Morris holds a B.A. in government from Dartmouth College. Mr. Morris brings extensive experience with LendingClub and in the banking and financial services industries to our Board.

Erin Selleck joined our Board in February 2021. Prior to her retirement in 2014, Ms. Selleck served as Senior Executive Vice President and Treasurer for MUFG Union Bank, a key subsidiary of Japan's Mitsubishi UFJ Financial Group (MUFG), one of the world's largest financial organizations. Her accomplishments at Union Bank include successfully guiding the bank through the 2008 financial crisis, growing the bank's balance sheet, and navigating an increasingly challenging economic and regulatory environment in the banking industry. Before joining MUFG Union Bank, Ms. Selleck served as Vice President and Manager in Corporate Treasury at Bank of America. Ms. Selleck served on the board of Broadway Financial Corp/Broadway Federal Bank from 2015 until March 2021. Ms. Selleck holds a B.A. in Sociology and an M.B.A. from University of California at Berkeley. Ms. Selleck brings extensive experience in the banking and financial services industries to our Board.

Janey Whiteside joined our Board in April 2023. Since October 2022, Ms. Whiteside has served as a partner of the Consello Group, a financial services advisory and strategic investing platform, and the CEO of Consello's Growth and Business Development division. Ms. Whiteside has also served as the Chief Growth Officer of Consello since June 2024. Prior to joining Consello, Ms. Whiteside was Executive Vice President and Chief Customer Officer of Walmart Inc. from August 2018 to March 2022, where she was responsible for the customer journey for both Walmart stores and e-commerce across marketing, creative, PR, product and design, and launched Walmart Connect and Walmart+. From 1997 to July 2018, Ms. Whiteside served at American Express Company in business development, marketing and operating roles in various customer segments, including most recently EVP & GM – Global Premium Products & Benefits and EVP & GM – Global Charge Products, Benefits & Services. Prior to American Express, Ms. Whiteside worked at HSBC Bank from 1993 to 1997. Ms. Whiteside is a member of the Board of Directors of Lyft, Inc. Ms. Whiteside holds an Economics & Management Studies degree (BSc Econ) from Cardiff University. Ms. Whiteside brings extensive experience in the financial services industry and in the marketing, digital and commercial disciplines to our Board.

Continuing Directors

Faiz Ahmad joined our Board in August 2022. Since February 2025, Mr. Ahmad has served as Chief Executive Officer of Paula's Choice, LLC, a consumer beauty company and entity of Unilever PLC. From August 2022 to March 2024, Mr. Ahmad served as Chief Commercial Officer of YETI Holdings, Inc. Prior to joining YETI, Mr. Ahmad was CEO, Direct-to-Consumer from June 2020 to July 2022 and Chief Digital Services Officer from September 2019 to June 2020 at Optum, a subsidiary of United Health Group, where he led the creation and go-to-market strategy for Optum's direct to consumer digital health marketplace for care and pharmacy needs. He also served as Senior Director and Global Head for the Apple Online Store and Apple Retail Market Development for Apple Inc. from February 2015 to August 2019, where he was responsible for the growth strategy, including customer acquisition and affinity programs, for Apple's retail markets. He also held leadership positions at Delta Airlines, and, in his last role as Managing Director, managed Delta's digital and customer facing touch points while overseeing the overall digital strategy, global business development, product roadmaps and experience design. Mr. Ahmad received his Master of Business Administration from Emory University and graduated from the Manipal Institute of Technology in India with a Bachelor of Engineering. Mr. Ahmad brings extensive experience in leveraging technology to transform the customer experience for consumer brands to our Board.

Allan Landon joined our Board in February 2021. Since June 2011, Mr. Landon has served in various capacities at the University of Utah, including Innovation Advisor, Assistant Dean and Adjunct Professor at the David Eccles School of Business. His teachings cover business leadership and banking courses and help develop experiential learning programs. He also directs the Utah Center for Financial Services. From July 2011 to July 2018, Mr. Landon was Operating Partner at Community BanCapital and CBC Management GP, an Investment Management company. From 2004 to 2010, Mr. Landon served as Chairman and Chief Executive Officer of Bank of Hawaii. Before joining Bank of Hawaii, Mr. Landon was the Chief Financial Officer of First American Bank. Earlier Mr. Landon was a Certified Public Accountant (CPA) and partner with Ernst & Young, serving public and privately-owned community, regional banks and other financial institutions. Mr. Landon is a member of the Board of Directors of Electronic Caregiver, Inc., and previously served on the Board of Directors of State Farm Mutual Automobile Insurance and Whistic, Inc. Mr. Landon holds a B.S. from Iowa State University. Mr. Landon brings extensive experience in the banking and financial services industries to our Board.

Timothy J. Mayopoulos joined our Board in August 2016. Since October 2023, Mr. Mayopoulos has served as CEO of Power Forward Communities, a nonprofit dedicated to decarbonizing American homes. During March 2023, Mr. Mayopoulos served as President and CEO of Silicon Valley Bridge Bank, N.A. From January 2019 to March 2023, Mr. Mayopoulos served as President of Blend Labs, Inc., a publicly traded enterprise software company making consumer lending simpler, faster and safer. From 2012 to 2018, Mr. Mayopoulos served as President and Chief Executive Officer of Fannie Mae, one of the largest providers of mortgage credit in the United States. Mr. Mayopoulos joined Fannie Mae in 2009 in the wake of the financial crisis. He initially served as Fannie Mae's General Counsel, and in 2010 was named Chief Administrative Officer. He was promoted to CEO in June 2012, and, in that role, led the company's support of the U.S. housing market and its efforts to create a better housing finance system for the future. Before joining Fannie Mae, Mr. Mayopoulos was General Counsel of Bank of America, held senior management positions at Donaldson, Lufkin & Jenrette, Credit Suisse First Boston and Deutsche Bank, and practiced law at Davis Polk & Wardwell. Mr. Mayopoulos is a member of the Boards of Directors of Blend Labs, Inc., Science Applications International Corporation (SAIC) and several privately held companies. He is a graduate of Cornell University and New York University School of Law. Mr. Mayopoulos brings extensive experience in the banking and financial services industries and legal and regulatory disciplines to our Board.

Kathryn Reimann joined our Board in August 2022. Since September 2023, Ms. Reimann has served as a lecturer at University of Miami Law School on ethics and compliance topics. Further, since September 2021, Ms. Reimann has served as a Senior Advisor at Oliver Wyman specializing in regulatory compliance and risk management, regulatory policy, governance and ethics matters. Ms. Reimann has also provided compliance advisory expertise and services as the principal of Lyncroft Compliance LLC since February 2021. She has also served as an Adjunct Professor and Senior Fellow in the Program on Corporate Compliance & Enforcement at New York University School of Law since December 2019 and a regulatory advisor to Hummingbird Regtech since January 2020. She previously served as a Senior Managing Director of Treliant from August 2018 to October 2019 and as Chief Compliance Officer and Managing Director for Citibank NA and Citi's Global Consumer Banking business from August 2006 to July 2018. Earlier, she served as Global Compliance Head and Managing Counsel of American Express and as Chief Compliance Officer at Lehman Brothers. She was elected to the American Law Institute in 2016 and serves as an advisor on their compliance principles project. She holds an A.B. from Princeton University's School of Public and International Affairs and a J.D. from New York University School of Law. Ms. Reimann brings extensive experience in consumer financial regulation, bank governance and compliance risk management to our Board.

Scott Sanborn has served as our Chief Executive Officer and as a member of our Board since June 2016. Mr. Sanborn previously served as our President from April 2016 to May 2017, Chief Operating and Marketing Officer from April 2013 to March 2016 and Chief Marketing Officer from May 2010 to March 2013. From November 2008 to February 2010, Mr. Sanborn served as the Chief Marketing and Revenue Officer for eHealthInsurance, an e-commerce company. Mr. Sanborn holds a B.A. from Tufts University. Mr. Sanborn has significant executive and leadership experience and has been a driver of our strategy and growth for nearly 10 years and instrumental in transforming the Company from a small privately held company to a publicly traded company and industry leader. Mr. Sanborn brings the perspective as our Chief Executive Officer and extensive experience with LendingClub and the fintech industry to our Board.

Michael Zeisser joined our Board in September 2019. Mr. Zeisser currently serves as the Managing Partner of FMZ Ventures, a growth equity investment fund focused on experienced economy and marketplace ecosystems. From 2013 to April 2018, Mr. Zeisser served as Chairman, U.S. Investments for Alibaba Group and led Alibaba's strategic investments outside of Asia. From 2003 to 2013, Mr. Zeisser served as Senior Vice President of Liberty Media Corporation, where he led investments in digital media, online gaming, and commerce. Prior to joining Liberty Media, Mr. Zeisser was a partner at McKinsey & Company. Mr. Zeisser also serves on the board of directors of several privately held companies. Previously, Mr. Zeisser served on the board of directors of Global Technology Acquisition Corp. from October 2021 to April 2024 and on the board of directors of Shutterfly, Trip Advisor, IAC, TIME Inc. and XO Group. Mr. Zeisser graduated from the University of Strasbourg, France and the J.L. Kellogg Graduate School of Management at Northwestern University. Mr. Zeisser brings extensive experience in corporate development, strategy and consumer marketplaces to our Board.

Considerations in Evaluating Director Nominees

In its evaluation of director candidates, our Nominating and Corporate Governance Committee considers the current size and composition of our Board and the needs of our Board and the respective committees of our Board. Some of the qualifications that our Nominating and Corporate Governance Committee considers include business experience, diversity characteristics (including gender, race and ethnic background) and the skills set forth in the director skills matrix beginning on page 16.

Exceptional candidates who do not meet all of the above criteria may still be considered. Director candidates must have sufficient time available in the judgment of our Nominating and Corporate Governance Committee to perform all board of director and committee responsibilities. Members of our Board are expected to prepare for, attend, and participate in all board of director and applicable committee meetings. Other than the foregoing, there are no stated minimum criteria for director nominees, although our Nominating and Corporate Governance Committee may also consider such other factors as it may deem, from time to time, are in our stockholders' best interests.

Our Nominating and Corporate Governance Committee does not have a formal policy with respect to diversity; however, it considers diversity characteristics in identifying director nominees, including diversity in the perspective, experience, background and skills that contribute to the Board's performance of its responsibilities in the oversight of our Company. Additionally, in its efforts to recruit members of the Board, the Nominating and Corporate Governance Committee will specifically direct any individuals or search firms assisting with recruitment to seek out potential candidates with diversity characteristics, to ensure that the Nominating and Corporate Governance Committee has considered a full array of qualified candidates. In making determinations regarding nominations of directors, our Nominating and Corporate Governance Committee also considers these and other factors as it oversees the annual board of director and committee evaluations. After completing its review and evaluation of director candidates, our Nominating and Corporate Governance Committee recommends to our full Board the director nominees for election.

Our Nominating and Corporate Governance Committee uses a variety of methods for identifying and evaluating director nominees. Candidates may come to its attention through current members of our Board, professional search firms (which locate qualified candidates that meet the Nominating and Corporate Governance Committee's criteria), stockholders or other persons. The Board does not distinguish between nominees recommended by stockholders and other nominees. However, stockholders desiring to nominate a director candidate at the Annual Meeting must comply with certain procedures. A stockholder of record can nominate a candidate for election to the Board by complying with the procedures in Article I, Section 1.11 of our Amended and Restated Bylaws (the "Bylaws"). Any eligible stockholder who wishes to submit a nomination should review the requirements in the Bylaws on nominations by stockholders. Any nomination should be sent in writing to the Secretary, LendingClub Corporation, 595 Market Street, Suite 200, San Francisco, California 94105. Submissions must include the full name of the proposed nominee, complete biographical information, a description of the proposed nominee's qualifications as a director, other information specified in our Bylaws and a representation that the nominating stockholder is a beneficial or record holder of our stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected, along with an irrevocable resignation, contingent (i) on that nominee not receiving the required vote for election, and (ii) acceptance of that resignation by the Board in accordance with policies and procedures adopted by the Board for such purposes. All candidates are evaluated under the same process which is conducted by our Nominating and Corporate Governance Committee, and may be considered at any point during the year. Stockholders otherwise may recommend persons for the Board to consider for nomination. If any materials are provided by a stockholder in connection with the nomination or recommendation of a director candidate, such materials are forwarded to the Nominating and Corporate Governance Committee.

All proposals of stockholders (including nominations but excluding proposals under SEC Rule 14a-8) that are intended to be presented by such stockholder at an annual meeting of stockholders must be in writing and notice must be delivered to the Secretary at our principal executive offices no later than the close of business on the 75th day nor earlier than the close of business on the 105th day prior to the first anniversary of the preceding year's annual meeting. For stockholder proposals under SEC Rule 14a-8, see "QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING – 17. How can I make proposals or nominate a director at next year's annual meeting?".

Director Compensation

Our non-employee director compensation program is described below. In addition, we reimburse our non-employee directors for reasonable travel and other expenses incurred in connection with attending our board and committee meetings. Employee directors are not eligible to receive additional compensation for their service as directors. Accordingly, Mr. Sanborn, our Chief Executive Officer, received no additional compensation in 2024 for his service as a director. Our non-employee directors do not receive perquisites.

Equity Compensation

Under our non-employee director compensation program, each new non-employee member of our Board receives an equity award of RSUs in connection with his or her initial election or appointment to our Board having a grant date fair value equal to $200,000 multiplied by a fraction, the numerator of which is 365 minus the number of days that have elapsed between the date of our most recently completed annual meeting of stockholders and the date the non-employee director becomes a member of our Board, and the denominator of which is 365 (the "Initial Director Award").

To satisfy stock ownership requirements set forth by the federal banking regulations, the Initial Director Award shall have a grant date fair value equal to at least $1,000 and $1,000 of the Initial Director Award will vest immediately.

The remainder of the Initial Director Award, if any, will vest on the one-year anniversary of our most recently completed annual meeting of stockholders. For example, a non-employee director that joins our Board mid-way through the one-year anniversary of our most recently completed annual meeting of stockholders would receive an Initial Director Award having a grant date fair value equal to $100,000 with $1,000 vesting immediately and the remainder vesting on the one-year anniversary of our most recently completed annual meeting of stockholders.

Each continuing non-employee member of our Board receives on the date of our annual meeting of stockholders an equity award of RSUs having a grant date fair value of $200,000 that vests quarterly over one year. The number of RSUs granted to non-employee directors is determined by dividing the intended target value of the equity award by our stock price on the date of grant.

Cash Compensation

Each non-employee director receives the applicable annual cash retainers listed below based on their board and committee service. Committee chairpersons do not receive the committee member retainer in addition to the chairperson retainer. Our non-executive Board chairperson does receive both the cash retainer as a non-employee director and the cash retainer as non-executive Board chairperson.

Board and Committee Service	2024 Cash Retainer Amounts
All Non-Employee Directors	$40,000/year
Non-Executive Board Chairperson	$25,000/year
Audit Committee Chairperson	$25,000/year
Compensation Committee, Operational Risk Committee, and Credit Risk & Finance Committee Chairperson	$17,500/year
Nominating and Corporate Governance Chairperson	$10,000/year
Audit Committee Member	$12,500/year
Compensation Committee, Operational Risk Committee, and Credit Risk & Finance Committee Member	$ 8,000/year
Nominating and Corporate Governance Member	$ 5,000/year

Cash retainers are generally paid semi-annually after services are rendered instead of paid in advance. Specifically, non-employee directors typically receive a cash payment in June for services performed from January to June and a cash payment in December for services performed from July to December.

Bank Board Service

Each member of our Board and committee of our Board also concurrently serves as a director of our banking subsidiary, LendingClub Bank (the "Bank Board") and in a corresponding capacity on the corresponding committee, if any, of the Bank Board. Accordingly, by way of example only, a member of our Board who serves as a member of the Audit Committee of our Board and the chair of the Operational Risk Committee of our Board, then also concurrently serves as a member of the Bank Board, a member of the Audit Committee of the Bank Board and the chair of the Operational Risk Committee of the Bank Board (such concurrent service, "Concurrent Service"). Our non-employee directors do not receive any additional compensation for Concurrent Service on the Bank Board.

Our non-employee director compensation program provides a per meeting cash retainer in the amounts described below, subject to a maximum calendar year payment of $25,000, for non-employee directors who serve on a committee of the Bank Board that meets at least three times in the then current calendar year and for which there is no corresponding Board committee (such Bank Board committee, a "Bank Only Committee").

By way of example only, a Bank Only Committee could include a committee responsible for providing oversight of mergers and acquisitions, legal and regulatory compliance, capital management or a Community Reinvestment Act program. In 2024, there was a single Bank Only Committee that held 12 meetings (the "2024 Bank Only Committee"). Ms. Selleck served as chair of the 2024 Bank Only Committee and each of Ms. Reimann and Messrs. Landon and Mayopoulos served as members for all of 2024.

Bank Only Committee Service	2024 Cash Retainer Amounts
Chairperson of a Bank Only Committee	$2,000 per meeting
Bank Only Committee Member	$1,000 per meeting

Director Stock Ownership Guidelines

Our director stock ownership guidelines provide that each non-employee director hold equity (vested shares and/or shares underlying RSU awards) equal to at least $400,000 in value, or ten times the current base cash retainer for non-employee director service, within three years from the date of appointment or election to our Board. Compliance with these guidelines will be considered by our Nominating and Corporate Governance Committee when making recommendations to the Board regarding whether to nominate directors for re-election.

All of our non-employee director nominees and continuing non-employee directors are in compliance with this policy, and either meet the suggested ownership levels currently or have additional time to accumulate equity to meet the ownership levels.

2024 Director Compensation

The following table provides information regarding the total compensation paid or awarded in 2024 to each of our non-employee directors who served during 2024. Mr. Sanborn received no compensation for his 2024 service on our Board because he was an employee director.

Director	Fees Earned or Paid in Cash ($)[1]	Option Awards ($)	Stock Awards ($)[2]	Total ($)
Faiz Ahmad	61,000	—	200,002	261,002
Stephen Cutler	60,500	—	200,002	260,502
Allan Landon	93,000	—	200,002	293,002
Timothy Mayopoulos	75,500	—	200,002	275,502
John C. (Hans) Morris	87,500	—	200,002	287,502
Kathryn Reimann	72,500	—	200,002	272,502
Erin Selleck	92,500	—	200,002	292,502
Janey Whiteside	53,000	—	200,002	253,002
Michael Zeisser	67,500	—	200,002	267,502

1) Reflects amounts paid in 2024.
2) Amounts reflect the aggregate grant date fair value of the RSUs granted in 2024, without regard to forfeitures, computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, *Compensation – Stock Compensation*. Assumptions used in the calculation of this amount are included in "Note 16. Employee Incentive Plans" to the Consolidated Financial Statements included in our Annual Report. This amount does not reflect the actual economic value realized by each director.

Options and Stock Awards Held

The following table sets forth the aggregate number of options and stock awards held as of December 31, 2024, by each individual who served as a non-employee director during 2024. All stock awards held by non-employee directors are in the form of RSU awards.

	As of December 31, 2024	
Director	**Total Options Held**	**Total Stock Awards Held**
Faiz Ahmad	—	12,240
Stephen Cutler	—	12,240
Allan Landon	—	13,646
Timothy Mayopoulos	—	12,240
John C. (Hans) Morris	120,758	12,240
Kathryn Reimann	—	12,240
Erin Selleck	—	13,646
Janey Whiteside	—	12,240
Michael Zeisser	—	12,240

Executive Officers

The following table identifies certain information about our current executive officers. Each executive officer serves at the discretion of our Board and holds office until his or her successor is duly appointed or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Scott Sanborn	55	Chief Executive Officer
Andrew LaBenne	51	Chief Financial Officer
Annie Armstrong	47	Chief Risk Officer
Jordan Cheng	50	General Counsel and Corporate Secretary

For biographical information regarding Mr. Sanborn, please refer to the section titled "Information Regarding Our Directors" above.

Andrew LaBenne has served as our Chief Financial Officer since September 2022. From July 2022 to September 2022, Mr. LaBenne served as our Executive Vice President, Finance. From April 2021 to May 2022, Mr. LaBenne served as Executive Vice President and Chief Financial Officer of Bakkt Holdings, Inc. (formerly Bakkt Holdings, LLC) and was responsible for all finance, investor relations and enterprise risk functions. From April 2015 to April 2021, Mr. LaBenne was Chief Financial Officer of Amalgamated Financial Corp. From August 2013 until April 2015, Mr. LaBenne was Chief Financial Officer of Business Banking for JPMorgan Chase & Co. Earlier Mr. LaBenne spent 17 years at Capital One Financial in various roles, including as the CFO of Retail Banking and CFO of Commercial Banking. Mr. LaBenne holds a bachelor's degree in engineering from the University of Michigan and an M.B.A. from the University of Virginia.

Annie Armstrong has served as our Chief Risk Officer since March 2020. From September 2018 to March 2020, Ms. Armstrong served as Global Head of Financial Risk at Uber Technologies, Inc. From October 2007 to September 2018, Ms. Armstrong served in various capacities at KPMG, including as Partner, FinTech Practice Leader from September 2015 to September 2018. Ms. Armstrong holds a B.S. degree in Integrated Science and Technology from James Madison University.

Jordan Cheng has served as our General Counsel and Corporate Secretary since October 2023. From May 2020 to October 2023, Mr. Cheng served as Senior Vice President and General Counsel of LendingClub Bank, our wholly-owned subsidiary. Mr. Cheng previously served as Vice President, Deputy General Counsel and Secretary of Comenity Bank and Comenity Capital Bank, subsidiaries of Alliance Data Systems Corporation, from July 2018 to May 2020, and in various leadership roles, most recently as Vice President and Deputy General Counsel of Alliance Data Systems Corporation from August 2013 to July 2018. Prior to Alliance Data, Mr. Cheng served in various leadership and in-house legal positions at Franklin Capital Corporation, JPMorgan Chase Bank and U.S. Bank from June 2002 to August 2013. Mr. Cheng holds a B.S. in Accounting from the University of Utah and a J.D. from the University of Cincinnati College of Law.

Executive Compensation – Compensation Discussion & Analysis

Overview

This section describes our executive compensation philosophy, objectives and design, our compensation-setting process, our executive compensation components and the decisions made in 2024 for our named executive officers ("NEOs"), who were the following during 2024:

- **Scott Sanborn**, our Chief Executive Officer;
- **Andrew LaBenne**, our Chief Financial Officer;
- **Annie Armstrong**, our Chief Risk Officer;
- **Jordan Cheng**, our General Counsel and Corporate Secretary; and
- **Ronnie Momen**, our former Chief Business Officer, whose last day of employment with the Company was on June 14, 2024.

The compensation provided to our NEOs for 2024 is set forth in detail in the Summary Compensation Table and other tables and the accompanying footnotes, and the narrative in this section.

Compensation Philosophy and Principles

To successfully execute on our strategy and continue our mission to improve the financial health of millions of Americans, we must hire and retain a highly talented team of professionals with deep experience in technology and financial services to build new products, engage our members, and manage and grow our business. We also expect our executive team to possess and demonstrate exceptional leadership, innovative thinking and prudent risk management. Because we operate in a highly competitive and dynamic market for talent, our compensation program must be designed to reward and retain our top talent.

Central to our compensation philosophy is incentivizing and rewarding the achievement of strategic and financial goals of the Company and correlating compensation to stockholder returns over the longer term. To that end, we believe that competitive compensation packages should include a combination of base salaries, annual cash bonus opportunities and long-term awards that are earned over a multi-year period. We approach the design and implementation of our executive compensation program with emphasis on the following principles:

- recruit and retain an exceptional executive team;
- incentivize and reward the achievement of strategic and financial goals of the Company; and
- utilize compensation elements that are directly linked to stockholder returns.

Stockholder Engagement & Feedback

Our Board believes it is important to maintain an open dialogue with stockholders to understand their views on the Company, its strategy and its governance and compensation practices. Therefore, we engage with stockholders regularly and solicit feedback annually on our compensation and governance practices. Members of our management team participate in these conversations, and stockholders are also offered the opportunity to speak with a member of our Board.

In recent discussions with stockholders, certain stockholders inquired about the cadence of the Company's review of its ESG disclosures and supported the Company's commitment to incrementally evolve its ESG disclosures.

Some stockholders also encouraged the Company to diversify the PBRSU program to include an ambitious, but attainable, multi-year operating metric to supplement the relative TSR metric. Further, stockholders recognized that executive retention is critical as the Company navigates the current macroeconomic environment and resumes growth.

Finally, we shared the substantial measures we had already taken to manage dilution created by the Company's equity compensation program and our target to reduce the overhang and annual utilization rate from our equity compensation program to below 20% and 4%, respectively, by the end of 2027. **Stockholders were nearly universally supportive of our efforts and initiatives, including allocating a greater portion of target compensation to cash compensation in lieu of equity compensation to reach our stated dilution targets.**

Below is a summary of compensation and governance enhancements we have made since 2017 in response to stockholder feedback.

2017-2018	2019-2020	2021-2022	2023	2024-2025
■ Introduced PBRSUs for CEO and expanded to CFO ■ Adopted clawback policy, stock ownership guidelines and majority vote standard ■ Put forth declassification proposal	■ Expanded PBRSU program to all NEOs ■ Reformulated PBRSU program and adopted various compensation policies ■ Continued to put forth declassification proposal	■ Enhanced PBRSUs by shifting entirely to a 3-year performance period and limiting payouts in the event of negative TSR ■ Reduced equity award sizes by 25% and began cash-choice program to help mitigate dilution ■ Continued to put forth declassification proposal	■ Revised clawback policies, with collective coverage in excess of applicable requirements ■ Put forth proposal to remove supermajority voting requirement ■ Continued to put forth declassification proposal	■ Diversified PBRSU program by incorporating a 3-year operating metric ■ Expanded use of cash awards in long-term incentive compensation to reduce dilution ■ Continued to put forth supermajority and declassification proposals
Responsiveness to stockholder feedback and related enhancements to compensation programs drive positive say-on-pay vote outcomes, with above 90% support from stockholders since 2020				

Realized Compensation Aligned with Results and Retention

We believe that our compensation approach supports our objective of rewarding performance and increasing retention, reflecting an opportunity for financial upside when performance and retention objectives are met. In particular, our use of equity awards provides a direct link between stockholder interests and the compensation of our NEOs, thereby motivating and incentivizing our NEOs to focus on increasing our market capitalization over the long term. Conversely, our compensation approach reduces payouts when performance or retention objectives are not met.

For example, our PBRSUs granted in 2021 and 2022 to our NEOs were entirely relative TSR based and none of the shares subject to these awards were earned as stock price performance over the applicable 3-year performance periods was insufficient to warrant a payout. The lack of any payout for the 2021 and 2022 PBRSU awards resulted in our CEO forfeiting awards that had a target grant date fair value of $6.29 million.

Award	Measurement Period	Payout
2021 PBRSU	January 2021 – December 2023	0%
2022 PBRSU	January 2022 – December 2024	0%

Back-to-back years of 0% payouts on PBRSU awards due to insufficient stock price performance reflects strong pay-for-performance alignment ($6.29 million in target compensation forfeited by CEO)

2024 Executive Compensation Program

Element	Form	Description	Retention and/or Performance Link
Base Salary	*Cash*	Salaries are competitive and appropriate based on the scope, size and complexity of our business, and represent the only element of our 2024 compensation program that is not at-risk and/or long-term	
Annual Corporate Bonus	*Cash*	Cash bonuses reward our executive officers for achieving pre-defined in-year financial goals that support our long-term business strategy	Pre-Provision Net Revenue, Total Net Revenue and GAAP Net Income, with no payouts if threshold performance not met; final amounts may be adjusted to reflect individual performance
Long-Term Compensation	*Cash*	Cash-based portion of long-term award promotes retention and reduces dilution from our compensation programs	Three-year vesting period
	RSUs	Long-term equity aligns compensation with stockholders' long-term interests and promotes retention	Stock price performance over a three-year vesting period
	PBRSUs	Long-term performance-based equity aligns compensation with stockholder returns	PBRSUs allocated equally between an Adjusted-Net Income portion and a relative TSR portion, with an absolute TSR modifier Earned only if performance thresholds are met over a three-year performance period, with target performance for the TSR portion set at the 55th percentile Maximum funding cap of 125% of target; cap for the relative TSR portion becomes 100% of target if absolute TSR is negative and relative TSR is below the 75th percentile

Compensation Structure Reflects Alignment between Pay and Performance/Retention

The below graphic shows the composition of our CEO's and the average of our other NEOs' target compensation in 2024 (using the target grant date fair value of cash and equity awards) as well as the percentages that are considered at-risk or long-term compensation, demonstrating strong alignment in our compensation structure between pay and performance/retention.

2024 Total Target Compensation


85%
At-Risk
CEO
Annual Bonus
Base Salary
Cash Award
PBRSUs
RSUs
87%
Long-Term
68%
At-Risk
Other NEOs
Annual Bonus
Base Salary
Cash Award
PBRSUs
RSUs
76%
Long-Term

Compensation-Setting Process

Role of Our Compensation Committee. Our Compensation Committee oversees all aspects of our compensation program for executive officers, including base salaries, annual cash bonus opportunities and payouts, and long-term award opportunities and payouts (including the size, design and achievement of performance objectives, where applicable). Our Compensation Committee evaluates our executive compensation programs at least annually and more frequently if circumstances warrant. The Compensation Committee is also responsible for determining the compensation for our CEO and making recommendations to the Board regarding non-employee director compensation. The Compensation Committee retains and is supported by FW Cook, an independent compensation consultancy. During 2024, our Compensation Committee held 6 meetings.

Role of Compensation Consultant. During 2024, FW Cook advised the Compensation Committee on the compensation policies and market practices among publicly-traded companies, including the size, prevalence and structure of supplemental awards. Other than the forgoing, FW Cook did not provide any services to us. In December 2024, the Compensation Committee assessed the independence of FW Cook pursuant to SEC and NYSE rules and concluded that no conflict of interest exists that would prevent FW Cook from independently advising the Compensation Committee.

Role of Management. The Compensation Committee looks to our CEO to make preliminary recommendations regarding compensation for our executive officers other than himself because of his daily involvement with our executive team. As to the CEO, the Compensation Committee works closely with its independent compensation consultant, our Chief People Officer and our legal department to gather data on competitive market practices and to evaluate potential modifications to our compensation program. No executive officer participates directly in the final deliberations or determinations regarding his or her own compensation package.

Compensation Governance. Our Compensation Committee seeks to ensure sound executive compensation practices to adhere to our pay-for-performance philosophy while appropriately managing risk, supporting retention and aligning our compensation with the creation of long-term value for our stockholders. During 2024, our Compensation Committee:

- was comprised solely of independent directors under the NYSE listing standards;
- conducted an annual review and approved our compensation strategy; and
- retained discretion on annual bonus payouts and certain other compensation arrangements to enable it to respond to unforeseen events and adjust compensation as appropriate.

Use of Comparative Market Data

The Compensation Committee seeks to compensate our executive officers at a level that allows us to successfully retain the best possible talent to manage and grow our business, and drive productivity and efficiency. In setting executive compensation, the Compensation Committee periodically assesses how compensation for our executive officers compares against executives in similar positions at a group of peer companies. In making 2024 compensation decisions the Compensation Committee reviewed compensation data from the 2022 peer group, which was the peer group that was in effect at such time.

In addition to considering compensation data in making compensation decisions, the Compensation Committee also considers the criticality and scope of responsibility of each executive officer, our current practice of maintaining appropriate differentiation in target compensation among our executive officers, as well as the CEO's and Compensation Committee's assessment of each executive officer's performance and impact on the organization.

The Compensation Committee believes that the level of target compensation provided to our NEOs is appropriate to attract and retain the exceptional talent required to lead the Company, especially as a regulated banking institution and in the highly competitive San Francisco Bay Area labor market.

The Compensation Committee typically conducts a full review of our peer group every other year. A full review occurred in 2022 and therefore was scheduled to occur again in 2024. Accordingly, in early Fall 2024, the Compensation Committee conducted a full review of our peer group and selected the following companies to constitute the Company's executive compensation peer group:

Affirm Holdings, Inc.	Marqeta, Inc.
Axos Financial, Inc.	MoneyLion, Inc.
Banc of California, Inc.	NerdWallet, Inc.
Blend Labs, Inc.	Open Lending Corp.
Bread Financial Holdings, Inc.	Pathward Financial, Inc.
Domo, Inc.	Preferred Bank
Enova International, Inc.	SoFi Technologies, Inc.
Green Dot Corporation	The Bancorp, Inc.
LendingTree, Inc.	TriCo Bancshares
Live Oak Bancshares, Inc.	Upstart Holdings, Inc.

The Compensation Committee continues to focus on companies in the banking and fintech sectors. The Compensation Committee considered public companies, with particular attention to several fintech companies that recently became publicly traded, whose business is based in the United States and whose shares are listed on a national securities exchange in the United States, because compensation practices vary widely internationally. Further, the Compensation Committee considered the assets, revenue, revenue growth, net income and market capitalization of these companies, with a focus on companies with significant operations in the San Francisco Bay Area to reflect local conditions and demand for talent. The Compensation Committee also considered the comparability of our business model, employee count and operational complexity. In its final selection, our Compensation Committee believed it appropriate to select peer companies with financial metrics both above and below our own, with the Company placing between the 25th and 75th percentiles, at the time of selection, on the metrics considered.



2022 Peer Group
18
companies
$1.2B
median market capitalization
$0.5B - $2.1B
25th and 75th percentiles at
$0.5B and $2.1B respectively
REMOVED
Banks
Silvergate Capital
Finance Non-Banks
Avantax
ADDED
Banks
Bread Financial
Pathward Financial
Finance Non-Banks
Marqueta
NerdWallet
2024 Peer Group
20
companies
$1.4B
median market capitalization
$0.6B - $2.2B
25th and 75th percentiles at
$0.6B and $2.2B respectively

As reflected above, when reviewing and updating the peer group in 2024, the Compensation Committee removed two companies that are no longer publicly traded and expanded our peer group by adding two consumer-focused online-oriented banks and two public companies in the fintech industry. Accordingly, our 2024 peer group carried forward 16 companies from the 2022 peer group and added 4 new companies. Of the 20 companies comprising the 2024 peer group, 12 (or 60% of the peer group) are fintech and non-bank financial companies and 8 (or 40% of the peer group) are banks. This updated peer group retains consistency with the prior version while, we believe, continuing to appropriately reflect our business model, our operating and regulatory environment and the companies with whom we compete for talent.

Role of Stockholder Advisory Vote on Executive Compensation

At our 2024 annual meeting of stockholders, we held a non-binding advisory vote on the compensation of our NEOs, commonly referred to as a "say-on-pay" vote. Approximately 99% of the votes cast by stockholders, excluding abstentions and broker non-votes, were voted in favor of our say-on-pay proposal. Our Compensation Committee is appreciative of the 2024 say-on-pay vote outcome, and considers the results of the say-on-pay votes as well as any other feedback from stockholders in structuring our executive compensation program and making compensation decisions. In particular, as discussed in the section entitled "Stockholder Engagement & Feedback" above on page 27, we periodically solicit feedback from stockholders to, among other things, understand their perspectives on our current executive compensation program. The Compensation Committee will consider the outcome of future say-on-pay votes as we evolve our executive compensation philosophy, objectives and design.

Executive Compensation Elements

Elements of Executive Compensation. Our 2024 NEO compensation packages include three primary elements:
- base salary;
- annual cash bonus opportunity; and
- long-term awards.

We believe that our compensation mix supports our objective of focusing on "at-risk" compensation having significant financial upside based on both Company and individual performance and/or "long-term" compensation earned over a multi-year period. We expect to continue to utilize equity awards because of the direct link that equity compensation provides between stockholder interests and the interests of our executive officers, thereby motivating our executive officers to focus on increasing value over the long term. For executives, we expect compensation to remain largely performance based with a majority of target compensation tied to long-term awards that encourage sustained performance and support retention.

Base Salary. While we believe that compensation for the executive team should be weighted towards long-term compensation, we believe that acceptable base salaries are a necessary element of overall compensation in order to attract and retain highly qualified executive officers.

Name	2024 Annualized Base Salary[1]
Scott Sanborn	$500,000
Andrew LaBenne	$425,000
Annie Armstrong	$375,000
Jordan Cheng	$335,000
Ronnie Momen	$425,000

1) As of December 31, 2024, or, with respect to Mr. Momen, as of June 14, 2024, which was his last day of employment with the Company.

The Compensation Committee reviews base salaries on at least an annual basis and may adjust them from time to time, if needed, to reflect changes in market conditions, or other factors.

Annual Cash Bonuses

We typically use annual cash bonuses to reward our executive officers, including NEOs, for achievement against annual financial goals. In 2024, the interest rate and broader macroeconomic environment continued to remain dynamic and uncertain, thereby making it challenging to identify full-year goals that appropriately captured skillful management execution instead of the impact of external factors such as changes in interest rates. Further, we did not issue annual guidance in 2024 and therefore could not leverage guidance for establishing annual targets. Accordingly, in 2024 the Compensation Committee determined to continue the 2023 design of bifurcating the Company-wide annual cash bonus program into two halves (i.e., H1 2024 and H2 2024) to allow for goal setting that more precisely reflects management performance.

For 2024, the Compensation Committee further determined to use Pre-Provision Net Revenue ("PPNR") as the primary quantitative performance metric to determine annual cash bonus funding, with performance against the PPNR metric determining funding of up to 125% of target annual cash bonus funding. Performance of PPNR for each half of 2024 was calculated individually and plotted against the payout curve to determine the payout for the half, and then performance for each half was added together to arrive at annual cash bonus bonus funding with respect to PPNR performance. The Compensation Committee further determined to use Total Net Revenue ("Total Revenue") as the secondary quantitative performance metric to determine bonus funding, with performance in the second half of 2024 against the Total Revenue metric determining funding an additional, all or nothing, 10% of target annual cash bonus funding. Target levels of performance for H1 2024 were established in February 2024 and target levels of performance for H2 2024 were established in June 2024.

Finally, the Compensation Committee determined to include an automatic adjustment mechanism to the H1 2024 and H2 2024 portions of the 2024 annual cash bonus program that automatically reduces bonus funding for the half in the event GAAP Net Income for either quarter comprising the half is negative (the "Net Income Shortfall Adjustment"). The Net Income Shortfall Adjustment was deemed prudent by the Compensation Committee to ensure that funding of the annual cash bonus program would not compromise the Company's stated expectation of remaining profitable on a quarterly basis throughout 2024.

The funding of the annual cash bonus program was based on the achievement of performance metrics and application of the Net Income Shortfall Adjustment, with the Compensation Committee retaining discretion to adjust total funding either above or below the otherwise pre-established payout curve detailed below.

2024 Annual Cash Bonus Program - Payout Curve

Performance Tier[1]	Funding Percentage	H1 2024 PPNR ($ million)	H2 2024 PPNR ($ million)	H2 2024 Total Revenue ($ million)[2]
Threshold Performance	50%	56.81	75.00	n/a
Satisfactory Performance	80%	60.60	80.00	n/a
Target Performance	100%	75.75	100.00	400.00
Above Target Performance	110%	83.33	110.00	n/a
Maximum Performance	125%	90.90	120.00	n/a

1) Straight-line interpolation for achievement between: (i) threshold performance and satisfactory performance, (ii) satisfactory performance and target performance, (iii) target performance and above target performance, and (iv) above target performance and maximum performance. The program is not funded if threshold performance is not met.
2) The Total Revenue portion of the 2024 annual cash bonus program has only the target performance tier because funding of the program based on achievement of this metric is all or nothing (i.e., performance less than target performance results in no funding based on this metric and performance above target performance does not yield any incremental funding).

Our Compensation Committee believed that the achievement of the performance metrics would require excellent leadership, effective management and a clear focus on driving and achieving results in a dynamic environment. The following table details the actual funding of the annual cash bonus program. In 2024, actual PPNR for H1 2024 and H2 2024 was in excess of maximum performance and actual Total Revenue was in excess of target performance. Further, the Company remained profitable after accrual/funding of the bonus pool for each quarter in 2024, and therefore there was no Net Income Shortfall Adjustment. Accordingly, actual performance during 2024 supported funding the annual cash bonus program at 135% of target; which represents the program's maximum funding level.

Despite actual performance exceeding the maximum performance tiers, the Compensation Committee did not subsequently exercise any discretion in funding the 2024 annual cash bonus program and approved funding the program at 135% of target. As described below, all individual payments under the annual cash bonus program are discretionary and reflect individual achievement during the year, and therefore may be different than the 135% total funding level. The table below further details the funding of our 2024 annual cash bonus program.

2024 Annual Cash Bonus Program - Achievement Table

Period / Metric	Actual Performance ($ million)	Unadjusted Funding Based on Actual Performance	Adjustment Due to Net Income Shortfall	Total Funding
H1 2024 / PPNR	103.5	62.5%	0%	62.5%
H2 2024 / PPNR	139.8	62.5%	0%	62.5%
H2 2024 / Total Revenue	419.0	10.0%	n/a	10.0%
Full Year 2024	**n/a**	**135%**	**0%**	**135%**

Individual Performance Measures. We expect a high level of performance from each of our executive officers in carrying out his or her respective responsibilities and each executive officer is evaluated based on his or her overall performance. Our CEO evaluates each executive officer's individual performance (other than his own) and compensation level and, for purposes of determining annual cash bonus payouts, makes a recommendation to our Compensation Committee. The Compensation Committee ultimately determines the individual performance for all NEOs. The impact of individual performance on an individual NEO's bonus amount can modify the amount otherwise payable based on actual corporate achievement. The maximum upward discretionary adjustment is 50% for a total of 150% of the target bonus opportunity amount; however, there is no limitation on the downward discretionary adjustment (i.e., the Compensation Committee retains the discretion to pay an individual NEO zero bonus regardless of corporate achievement).

Annual Cash Bonuses for the 2024 Performance Period

Based on performance against the pre-approved financial metrics described above and in recognition of their significant individual contributions in furthering the Company's performance and strategy, all of our continuing NEOs received a payment under the annual cash bonus plan at the actual corporate funding level of 135% (i.e., the Compensation Committee did not apply any discretion (upwards or downwards) on the individual bonus payments to our NEOs based on their individual performance).

The following table sets forth the 2024 annual cash bonuses paid in the first quarter of 2025 to each of our NEOs, other than Mr. Momen who did not receive a 2024 annual cash bonus due to the timing of his separation:

Name	Eligible Salary ($)	Bonus Target (%)	Bonus Target ($)	Bonus Achievement (%)	Total Bonus Payout ($)
Scott Sanborn	500,000	150	750,000	135	1,012,500
Andrew LaBenne	425,000	85	361,250	135	487,688
Annie Armstrong	375,000	75	281,250	135	379,688
Jordan Cheng	335,000	75	251,250	135	339,188

The Compensation Committee reviews bonus targets under the annual cash bonus program on an annual basis and may adjust them from time to time to reflect changes in market conditions, or other factors.

Long-Term Compensation

Typically, long-term awards comprise the single biggest component of target total direct compensation for our NEOs. This approach aligns our executive team with our stockholders' long-term interests, attracts executives of the highest caliber and retains them for the long term. In granting annual long-term awards, the Compensation Committee considers, among other things, the executive officer's base compensation and bonus opportunity, the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value, our financial results, market conditions and an evaluation of the expected and actual responsibilities and performance.

2024 Long-Term Awards

Based on the results of our internal research and guidance from FW Cook with respect to the practices of our peer group, the recommendations of Mr. Sanborn (who did not participate in approval discussions regarding his own compensation) and the individual performance of each of the NEOs, the Compensation Committee granted long-term awards in Q1 2024 to each of our NEOs as part of our Company-wide annual long-term award program.

In 2024, we adopted a program whereby all long-term awards, including those granted to our NEOs, are bifurcated into an equity portion (e.g., PBRSU and/or RSU) and a fixed value cash-based portion ("Cash Award"). The Cash Award vests over 3 years, like the equity portion. This program was implemented in response to stockholder feedback to reduce the dilution from our equity programs. Specifically, it permits for decreased equity utilization, while keeping target compensation levels intact and providing the Company another multi-year retention feature in its compensation program. We believe this program was the best available solution to balance reducing dilution, rewarding and retaining employees, and managing compensation expense.

The aggregate intended target value of the 2024 refresh long-term awards granted to NEOs were allocated as follows: (i) 25% in the form of a Cash Award and (ii) 75% in the form of equity awards (i.e., RSUs and PBRSUs), with allocation between RSU and PBRSU being 45/55 for our CEO and 30/70 for our other NEOs.

Refresh Restricted Stock Units

In 2024, all Company employees that were granted RSUs were provided with an intended target value of the RSU award and the number of RSUs subject to the award was determined by dividing the intended target value of the RSU award by our trailing 30-day average stock price ending on the date preceding the date of grant.

On March 21, 2024, the Compensation Committee granted 157,809 RSUs to Mr. Sanborn, 147,289 RSUs to Mr. LaBenne, 106,375 RSUs to Ms. Armstrong, 68,735 RSUs to Mr. Cheng and 147,289 RSUs to Mr. Momen, reflecting intended target values of $1,265,625, $1,181,250, $853,125, $551,250 and $1,181,250, respectively. These RSUs vest over three years, with 1/12th of the RSUs vesting in quarterly installments starting on May 25, 2024, subject to continued service.

Refresh Performance-Based Restricted Stock Units

In 2024, all Company employees that were granted PBRSUs were provided with an intended target value of the PBRSU award and the number of target PBRSUs subject to the award was determined by dividing the intended target value of the PBRSU award by the per unit grant date fair value.

On March 21, 2024, the Compensation Committee granted 179,980 target PBRSUs to Mr. Sanborn, 58,903 target PBRSUs to Mr. LaBenne, 42,541 target PBRSUs to Ms. Armstrong, 27,488 target PBRSUs to Mr. Cheng and 58,903 target PBRSUs to Mr. Momen, reflecting intended target values of $1,546,875, $506,250, $365,625, $236,250 and $506,250, respectively.

These awards are structured so that the PBRSUs become earned only to the extent that pre-established performance targets are met over the three-year performance period. For 2024, the Compensation Committee diversified the PBRSU program by introducing an ambitious, but attainable, multi-year operating metric. This change is in response to feedback from certain stockholders who expressed a preference for us to evolve our PBRSU program to include an operating metric that is reflective of skillful multi-year execution by management, rather than solely relying upon TSR performance which can be disproportionately influenced by macroeconomic factors.

With respect to the operating metric portion of the 2024 PBRSUs, the Compensation Committee determined to use cumulative Adjusted Net Income over the three-year performance period. Adjusted Net Income, for purposes of the 2024 PBRSUs, is defined as the Company's Net Income (loss), as adjusted to exclude the financial impact of: (i) income tax expense (benefit), (ii) the initial application of the Current Expected Credit Losses ("CECL") accounting methodology (e.g., Day 1 CECL) and (iii) other financial impacts that the Compensation Committee determines are non-recurring and do not contribute directly to evaluating the impact of management's performance on the Company's financial results. The Company believes that this metric appropriately measures management's stewardship over the Company's profitability over a multi-year period by removing the influence of certain accounting and tax mechanics that can meaningfully adjust our GAAP net income in a manner that is not reflective of management execution.

With respect to the TSR portion of the 2024 PBRSUs, the Compensation Committee determined to compare how our cumulative TSR over the three-year performance period ranks relative to the cumulative TSR of each of the companies below (the "2024 TSR Basket Companies"):

Next Gen Lenders	Other Fintech	Consumer Online Banks	Sub-Prime Consumer Finance	Regional Banks	
Upstart	Green Dot	Synchrony	Regional Management	Live Oak Bank	Axos Financial
Affirm	MoneyLion	Capital One	Oportun	Amalgamated Financial	Horizon Bancorp
SoFi	LendingTree	Discover	OneMain Financial	Kearny Financial Corp	Stock Yards Bancorp
Open Lending		Ally Financial		Peoples Bancorp	Flushing Financial
Rocket Companies		Bread Financial		QCR Holdings	1st Source
				Midland States Bancorp	Byline Bancorp
				Southside Bancshares	Premier Financial

The 2024 TSR Basket Companies were selected by the Compensation Committee after screening for companies that have relevant business models or operate in industries that are relevant to the Company's business, as well as the following factors:

- Comparability of geography, size and scope
- Balance among types of companies, indexing towards regional banks
- Correlation with LendingClub stock
- Overlap with executive compensation peer group

Given the evolving nature of the Company's business and industry, the Compensation Committee will continue to review and iterate on the basket of companies used for future relative TSR based awards.

Refresh Cash Awards

On March 21, 2024, the Compensation Committee granted Cash Awards of $937,500 to Mr. Sanborn, $562,500 to Mr. LaBenne, $406,250 to Ms. Armstrong, $262,500 to Mr. Cheng and $562,500 to Mr. Momen. These Cash Awards vest over three years, with 1/12th of the Cash Awards vesting in quarterly installments starting on May 25, 2024, subject to continued service.

Supplemental Restricted Stock Units

On March 21, 2024, the Compensation Committee granted 498,754 RSUs to Mr. Sanborn, reflecting an intended target value of $4,000,000 (the "Supplemental Award"). These RSUs will vest entirely on February 25, 2026, subject to continued service. Notably, the Supplemental Award does not vest incrementally and a voluntary resignation by or termination for cause of our CEO at any time prior to February 25, 2026 would result in forfeiture of the entire Supplemental Award.

The Supplemental Award was granted to Mr. Sanborn to promote his retention and continued steady leadership of the Company. Stockholders have informed the Company that they, in general, are pleased with the strategy and execution by Company management and therefore retention of our CEO was deemed to be consistent with the feedback received by, and in the interest of, stockholders. Further, the Supplemental Award is entirely equity denominated and therefore the realized value of the award will reflect our stock price performance over the 2-year vesting period; demonstrating strong alignment with stockholder interest.

In determining the size and structure of the Supplemental Award, the Compensation Committee considered the compensation of peer companies and solicited input from FW Cook. Ultimately, the Compensation Committee believes that the Supplemental Award was sized and structured in a manner that was relatively modest and stockholder friendly, as compared to one-time awards used by peer companies.

Importantly, the Supplemental Award was intended to be a one-time award, and the Compensation Committee currently has no intention of granting a similar award to any of our NEOs, including our CEO, for the foreseeable future. The graphic below summarizes the grant date value of the long-term awards granted to our CEO from Q1 2021 through Q1 2025 (using the full grant date value of cash and equity awards). In particular, note that the grant date value of the long-term awards granted to our CEO in 2025 have reverted to levels that are consistent with 2022 and 2023, reflecting the outlier nature and effect of the supplemental award granted to our CEO in 2024.

Summary of CEO 2021-2025 Long-Term Award Grants



Achievement of 2021 PBRSU Awards

The PBRSUs granted in 2021 to our NEOs were entirely relative TSR based. The performance period for the PBRSUs ended on December 31, 2023, and accordingly in Q1 2024 our Compensation Committee evaluated the performance of the 2021 PBRSU awards and determined that none of the shares subject to the awards were earned.

Achievement Table for 2021 PBRSU Program[1]

Measure / Weighting	Threshold Performance	Satisfactory Performance	Target Performance	Above Target Performance	Maximum Performance	Actual Performance
Relative TSR	25th Percentile	40th Percentile	55th Percentile	65th Percentile	80th Percentile	**23rd Percentile**
Payout Percentage	50%	75%	100%	110%	125%	**0%**

1) Straight-line interpolation for achievement between: (i) threshold performance and satisfactory performance, (ii) satisfactory performance and target performance, (iii) target performance and above target performance, and (iv) above target performance and maximum performance. The entire award is forfeited if the level of performance is below threshold performance.

Other Compensation Information

Post-Service Vesting of Equity Awards

The 2024 equity awards granted to Mr. LaBenne and Ms. Armstrong, and each of Mr. Momen's equity awards granted in and since 2023, provided for up to an additional year of vesting following a termination of service, subject to certain criteria, including a minimum number of years of service with the Company and certain transition assistance. In the case of PBRSUs for which his or her termination of service occurs during a performance period, each of Mr. LaBenne, Ms. Armstrong and Mr. Momen was entitled to a pro-rated portion of the earned PBRSU shares determined by adding the additional vesting credit to actual time served during the performance period, and based upon actual achievement of the underlying performance metric(s) upon completion of the performance period.

Ronnie Momen Resignation

Mr. Momen voluntarily resigned from his role as Chief Business Officer effective June 14, 2024. In connection with his resignation, Mr. Momen's equity awards were forfeited as the post-service vesting criteria were not met. Further, Mr. Momen was not eligible for, and did not receive, any severance payments in connection with his resignation.

Achievement of 2022 PBRSU Awards

The PBRSUs granted in 2022 to our NEOs were entirely relative TSR based with the applicable performance period ending on December 31, 2024. In Q1 2025 our Compensation Committee evaluated the performance of the 2022 PBRSU awards and determined that none of the shares subject to the awards were earned.

Benefits Programs

Our employee benefits programs, including our 401(k) plan and health and well-being programs, are designed to provide a competitive level of benefits to our employees, including our executive officers and their families. We adjust our employee benefit programs as needed based on regular monitoring of applicable laws and practices and the competitive market. Our executive officers are entitled to participate in the same employee benefit plans, and on the same terms and conditions, as all other full-time employees.

Perquisites and Other Personal Benefits

Currently, we do not provide perquisites to our executive team. In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive in the performance of his or her duties, to make our executive team more efficient and effective and for recruitment, motivation or retention purposes.

Employment Agreements

We have entered into employment agreements with each of the NEOs. These agreements provide for "at-will" employment and generally include the NEO's initial base salary, an initial equity award and an indication of eligibility for an annual cash bonus opportunity. These employment agreements also provide for payments upon a qualifying termination of employment, including in connection with a change in control of our Company. We believe that entering into these arrangements will help our executives maintain continued focus and dedication to their responsibilities to help maximize stockholder value if there is a potential transaction that could involve a change in control of our Company. For a summary of the material terms and conditions of these agreements, see "Executive Compensation – Employment Agreements," below.

280G Excise Taxes and 409A Deferred Compensation

We have not provided or committed to provide any NEO with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to Section 280G or Section 409A of the Internal Revenue Code. Section 280G and related sections of the Internal Revenue Code provide that an executive officer and certain persons who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control that exceeds certain limits, and that we or our successor could lose a deduction on the amounts subject to the additional tax. Section 409A of the Internal Revenue Code also imposes additional significant taxes on the individual in the event that an executive officer, director or service provider of certain types receives "deferred compensation" that does not meet the requirements of Section 409A of the Internal Revenue Code.

Accounting Considerations

We account for stock-based compensation in accordance with FASB ASC Topic 718 Compensation – Stock Compensation, which requires us to recognize compensation expense for share-based payments. The Compensation Committee regularly considers the accounting implications of significant compensation decisions, including taking into account FASB ASC Topic 718 in determining the amounts of equity compensation awards granted to executives and employees.

Compensation Risk Assessment

Our management team evaluates and actively mitigates risks that may exist relating to our compensation plans, practices and policies for all employees, including our NEOs. Management assesses all of our executive, sales and broad-based compensation plans to determine if any provisions or practices create undesired or unintentional risk of a material nature. This risk assessment process includes a review of plan design, including business drivers and performance measures. Incentive compensation plan design varies across our business based on differing goals established for particular business functions. Incentive compensation targets are reviewed annually and adjusted as necessary to align with our company performance goals and overall compensation to ensure an appropriate balance between fixed and variable pay components and between short- and long-term incentives. Our management has concluded that these policies and practices do not create risk that is reasonably likely to have a material adverse effect on us.

Additional Governance Measures

Clawback Policies. In September 2017, the Board adopted an Incentive Recoupment Policy which was enhanced in December 2019 to provide the Board the right to recoup certain executive incentive compensation in the event of instances of management fraud or misconduct that result in significant reputational harm (the "Prior Clawback Policy"). In October 2023, the Board adopted an Executive Incentive Compensation Recoupment Policy (the "NYSE Policy") to comply with changes to the NYSE listing standards to effectuate the SEC's rules on clawback policies and a Supplement to Executive Incentive Compensation Recoupment Policy (the "Supplemental Policy"). The NYSE Policy provides for the Company's recoupment of incentive-based compensation from current or former executive officers of the Company in the event of an accounting restatement of the Company's financial statements due to the material noncompliance of the Company with any financial reporting requirement under the securities laws. Incentive-based compensation that may be subject to the NYSE Policy includes any compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure. The Supplemental Policy provides the Board the right to recoup any incentive-based compensation in the event of a material act of dishonesty or fraud or willful violation of a material Company policy or law that results in significant reputational harm to the Company unrelated to a financial restatement. Incentive-based compensation that may be subject to the Supplemental Policy includes any incentive compensation, including (i) compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting, strategic, operational or subjective measure (e.g., PBRSUs and annual cash bonus), and (ii) compensation awarded under the Company's equity incentive plan(s) (e.g., time-based RSUs and/or Cash Awards). Together, the NYSE Policy and the Supplemental Policy provide for coverage equal or greater to the coverage provided by the Prior Clawback Policy.

Stock Ownership Guidelines. In December 2019, the Compensation Committee adopted stock ownership guidelines pursuant to which the CEO is required to hold equity (vested shares and/or shares underlying RSU awards) with a value of six times base salary; the CFO is required to hold equity (vested shares and/or shares underlying RSU awards) with a value of three times base salary; and all other Section 16 executives are required to hold equity (vested shares and/or shares underlying RSU awards) with a value of two times base salary. Executives are permitted five years from the later of the adoption of the guidelines or the date they became an executive to meet the holding requirements. Prior to meeting the holding requirements, such executives are not permitted to sell more than fifty percent of the after-tax value from any equity vesting event. All executives are in compliance with this policy, and either meet the suggested ownership levels currently or have additional time to accumulate equity to meet the ownership levels.

Insider Trading Policy. We have adopted an insider trading policy and procedures that govern the purchase, sale and/or other disposition of our securities by our directors, officers and other employees. We believe our insider trading policy and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations as well as the listing standards of the NYSE. Our insider trading policy prohibits our directors, officers and employees from trading in our securities while in possession of material nonpublic information, among other things. Our insider trading policy also prohibits LendingClub Corporation from engaging in any open market purchase or sale of LendingClub Corporation's stock while in possession of material nonpublic information, unless pursuant to a Rule 10b5-1 trading plan. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to the Annual Report.

Hedging and Pledging Policy. Our insider trading policy prohibits directors, officers, and other employees from engaging in transactions in publicly-traded options (such as puts and calls) and other derivative securities relating to our common stock. This policy prohibits short sales and extends to cover any hedging or similar transaction designed to decrease the risks associated with holding our securities. In addition, our directors, officers and other employees are prohibited from pledging any of our securities as collateral for a loan and from holding any of our securities in a margin account.

Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information. We do not grant stock options, SARs or similar option-like instruments to our NEOs or other employees in anticipation of the release of material nonpublic information about the Company, and we do not time the public release of such information based on stock option grant dates. We discontinued the use of stock options as equity awards for our employees in 2017.

Option Repricing Policy. Although we have discontinued the use of stock options, a number of stock options remain outstanding and certain of such stock options have per share exercise prices in excess of the current per share price of our common stock. Although we have no intention to reprice these outstanding underwater stock options, in response to stockholder feedback, in December 2019, we amended our stock plans to require a stockholder vote to approve repricing any outstanding stock option.

Gross Up and Minimum Vesting Period Policies. In December 2019, we adopted: (i) a policy requiring that all new hire employee equity awards have a minimum vesting cliff of at least 1-year, subject to certain limited exceptions, and (ii) a policy prohibiting tax gross-ups for Section 16 executives, other than for imputed income in connection with a relocation.

Holding Period Policy. In February 2024, our Compensation Committee adopted a holding period policy for our executive officers. Under the policy, our executive officers are required to hold, and not dispose of, all shares of common stock acquired through the vesting of equity awards granted on or after January 1, 2024, for one calendar year after such shares are acquired. Bona-fide gifts and shares withheld or disposed of to satisfy tax withholding obligations are not subject to the holding period.

Compensation Tables

Summary Compensation Table

The following table provides information regarding the compensation earned by each of our NEOs during the year ended December 31, 2024, and, to the extent required under the SEC executive compensation disclosure rules, the years ended December 31, 2023, and 2022:

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Scott Sanborn *Chief Executive Officer*	2024	500,000	234,375	7,160,499	—	1,012,500	7,340	8,914,714
	2023	500,000	—	3,430,801	—	622,500	7,520	4,560,821
	2022	500,000	1,000	3,472,723	—	937,501	7,826	4,919,050
Andrew LaBenne *Chief Financial Officer*	2024	425,000	140,625	1,765,578	—	487,688	5,000	2,823,891
	2023	425,000	—	1,518,284	—	299,838	5,005	2,248,127
	2022	182,396	183,200	3,137,519	—	193,796	—	3,696,911
Annie Armstrong *Chief Risk Officer*	2024	375,000	101,563	1,275,136	—	379,688	7,340	2,138,727
	2023	375,000	—	1,084,494	—	233,438	6,801	1,699,733
	2022	365,000	1,000	1,106,229	—	342,188	7,760	1,822,177
Jordan Cheng *General Counsel and Corporate Secretary*	2024	335,000	101,875	823,937	—	339,188	5,750	1,605,750
	2023	315,208	27,188	264,540	—	165,337	5,750	778,023
Ronnie Momen[5] *Former Chief Business Officer*	2024	194,792	46,875	1,765,578	—	—	5,000	2,012,245
	2023	425,000	—	1,952,081	—	299,838	5,000	2,681,919
	2022	425,000	1,000	2,654,945	—	451,563	5,000	3,537,508

1) For each of the NEOs, the amounts reported for 2024 include the portions of a Cash Award that vested in 2024. For more information, see "Compensation Discussion and Analysis – 2024 Long-Term Awards – Refresh Cash Awards."

2) The amounts reported in this column do not reflect the amounts actually received by our NEOs. The amounts instead reflect the aggregate grant date fair value of RSUs and/or PBRSUs, as applicable, granted during the applicable fiscal year, computed in accordance with the FASB ASC Topic 718. Assumptions used in the calculations for RSUs and PBRSUs granted during 2024 are included in "*Note 16. Employee Incentive Plans*" to the Consolidated Financial Statements included in our Annual Report. The amounts shown do not reflect that the awards are vested/earned over a 3-year period and exclude the impact of estimated forfeitures related to service-based vesting conditions. The grant date fair value for RSUs is measured based on the closing fair market value of our common stock on the date of grant. For Mr. Sanborn, Mr. LaBenne, Ms. Armstrong, Mr. Cheng and Mr. Momen, the amounts reported for 2024 include the grant date fair value of PBRSUs granted in March 2024, incorporating the probability of achieving the performance conditions to which such PBRSUs are subject to. Assuming the maximum level of performance is achieved under the applicable performance measures for the PBRSU awards, the value of the PBRSU awards (calculated by multiplying the per unit grant date fair value by the maximum number of units) granted to Mr. Sanborn, Mr. LaBenne, Ms. Armstrong, Mr. Cheng and Mr. Momen is $1,933,607, $632,824, $457,044, $295,316 and $632,824, respectively. For more information regarding 2024 equity awards, including the PBRSUs, see "Compensation Discussion and Analysis – Executive Compensation Elements – Equity Compensation – 2024 Long-Term Awards."

3) The amounts reported in this column represent annual cash incentives that were earned during the specified year and paid in the following year. For more information regarding the awards for 2024, see "Compensation Discussion and Analysis – Executive Compensation Elements – Annual Cash Bonuses."

4) The amounts reported in this column for 2024 include the following:

    a) Matching contributions made by the Company to the Company's 401(k) savings plan in the amount of $5,000 for each of the NEOs;

    b) Parking benefits for Mr. Sanborn and Ms. Armstrong; and

    c) Well-fitness benefits for Mr. Cheng, for his participation in a wellness program available to all Company employees.

5) Mr. Momen's employment with the Company terminated on June 14, 2024.

Grants of Plan-Based Awards in 2024

The following table sets forth certain information regarding grants of plan-based awards to our NEOs during 2024:

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock	Grant Date Fair Value of Stock and Option Awards ($)[2]
			Threshold ($)	Target ($)	Max ($)	Threshold (#)	Target (#)	Max (#)		
Scott Sanborn	Cash[3]	N/A	75,000	750,000	1,125,000	—	—	—	—	—
	Cash[4]	3/21/24	—	937,500	—	—	—	—	—	—
	RSUs	3/21/24	—	—	—	—	—	—	157,809	1,349,267
	RSUs	3/21/24	—	—	—	—	—	—	498,754	4,264,347
	PBRSUs	3/21/24	—	—	—	89,991	179,980	224,975	—	1,546,886
Andrew LaBenne	Cash[3]	N/A	36,125	361,250	541,875	—	—	—	—	—
	Cash[4]	3/21/24	—	562,500	—	—	—	—	—	—
	RSUs	3/21/24	—	—	—	—	—	—	147,289	1,259,321
	PBRSUs	3/21/24	—	—	—	29,452	58,903	73,629	—	506,257
Annie Armstrong	Cash[3]	N/A	28,125	281,250	421,875	—	—	—	—	—
	Cash[4]	3/21/24	—	406,250	—	—	—	—	—	—
	RSUs	3/21/24	—	—	—	—	—	—	106,375	909,506
	PBRSUs	3/21/24	—	—	—	21,271	42,541	53,177	—	365,630
Jordan Cheng	Cash[3]	N/A	25,125	251,250	376,875	—	—	—	—	—
	Cash[4]	3/21/24	—	262,500	—	—	—	—	—	—
	RSUs	3/21/24	—	—	—	—	—	—	68,735	587,684
	PBRSUs	3/21/24	—	—	—	13,744	27,488	34,360	—	236,253
Ronnie Momen	Cash[3]	N/A	16,557	165,573	248,360	—	—	—	—	—
	Cash[4]	3/21/24	—	562,500	—	—	—	—	—	—
	RSUs	3/21/24	—	—	—	—	—	—	147,289	1,259,321
	PBRSUs	3/21/24	—	—	—	29,452	58,903	73,629	—	506,257

1) Represents equity awards granted under the 2014 Equity Incentive Plan. The indicated threshold, target and maximum amounts correspond to the number of PBRSUs that would be earned in the event that specified threshold, target and maximum levels, respectively, of performance were achieved. For more information regarding the PBRSUs, see "Compensation Discussion and Analysis – Executive Compensation Elements – Equity Compensation – 2024 Long-Term Awards – Refresh Performance-Based Restricted Stock Units."

2) The amounts reported in this column represent the aggregate grant date fair value of each award, without regard to forfeitures and computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of this amount are included in "*Note 16. Employee Incentive Plans*" to the Consolidated Financial Statements included in our Annual Report. Note that the amounts reported in this column reflect the accounting cost for these awards and do not correspond to the actual economic value that may be received by the NEO. The grant date fair value for RSUs is measured based on the closing fair market value of our common stock on the date of grant. The amount reported for 2024 includes the grant date fair value of PBRSUs granted in 2024, incorporating the probability of achieving the performance conditions to which such PBRSUs are subject to. For more information regarding the PBRSUs and RSUs, see "Compensation Discussion and Analysis – Executive Compensation Elements – Equity Compensation – 2024 Long-Term Awards."

3) Represents cash awards granted under the Annual Cash Bonus program. "Target" is a dollar value based on the NEO's target bonus percentage and base salary in 2024 as adjusted for any in-year salary adjustments, which is used to calculate eligible wages under the Annual Cash Bonus program. The threshold amount for the award is 10% of target for all NEOs and the maximum amount for the award is 150% of target for all NEOs. Actual non-equity incentive plan awards received for the fiscal 2024 period was $1,012,500, $487,688, $379,688 and $339,188 for Mr. Sanborn, Mr. LaBenne, Ms. Armstrong and Mr. Cheng, respectively. Mr. Momen did not receive a non-equity incentive plan award payout for the fiscal 2024 period. For more information regarding the achievement of these non-equity incentive plan awards, see "Compensation Discussion and Analysis – Executive Compensation Elements – Annual Cash Bonuses."

4) Represents Cash Awards granted under the 2014 Equity Incentive Plan. For more information regarding these Cash Awards, see "Compensation Discussion and Analysis – 2024 Long-Term Awards – Refresh Cash Awards."

2024 Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information regarding outstanding equity awards held by our NEOs that remained outstanding as of December 31, 2024. Mr. Momen did not have any equity awards that remained outstanding as of December 31, 2024.

Name	Grant Date	Option Awards Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Un-exercisable	Option Exercise Price ($)	Option Expiration Date	Stock Awards Time-Based Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Performance-Based Equity Incentive Plan Awards: Number of Unearned Shares or Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Scott Sanborn	02/26/2016	234,588[3]	—	42.05	02/26/2026				
	03/03/2016	11,899[3]	—	47.80	03/03/2026				
	03/13/2022					8,253[4]	133,616		
	03/12/2023					74,722[5]	1,209,749		
	03/12/2023							338,338[6]	5,477,692
	03/21/2024					118,357[7]	1,916,200		
	03/21/2024					498,754[8]	8,074,827		
	03/21/2024							111,899[9]	1,811,645
	03/21/2024							113,076[10]	1,830,700
Andrew LaBenne	08/31/2022					60,014[11]	971,627		
	03/12/2023					54,243[5]	878,194		
	03/12/2023							86,123[6]	1,394,331
	03/21/2024					110,467[7]	1,788,461		
	03/21/2024							36,621[9]	592,894
	03/21/2024							37,008[10]	599,160
Annie Armstrong	03/13/2022					4,280[4]	69,293		
	03/12/2023					38,745[5]	627,282		
	03/12/2023							61,516[6]	995,944
	03/21/2024					79,782[7]	1,291,671		
	03/21/2024							26,449[9]	428,209
	03/21/2024							26,728[10]	432,726
Jordan Cheng	03/13/2022					2,128[4]	34,452		
	03/12/2023					14,447[5]	233,897		
	03/21/2024					51,552[6]	834,627		
	03/21/2024							17,090[9]	276,687
	03/21/2024							17,270[10]	279,601

1) Calculated based on the closing price of $16.19 of our common stock on December 31, 2024.
2) Represents the maximum level of performance for PBRSUs granted in 2023 and 2024.
3) Fully vested.
4) Becomes fully vested after three years, with 1/12th vesting on May 25, 2022, and 1/12th vesting quarterly thereafter.
5) Becomes fully vested after three years, with 1/12th vesting on May 25, 2023, and 1/12th vesting quarterly thereafter.
6) Represents the outstanding but unearned PBRSUs granted in 2023.
7) Becomes fully vested after three years, with 1/12th vesting on May 25, 2024, and 1/12th vesting quarterly thereafter.
8) Vests entirely on February 25, 2026.
9) Represents the outstanding but unearned relative TSR based portion of the PBRSUs granted in 2024. For more information, see "Compensation Discussion and Analysis – Executive Compensation Elements – Equity Compensation – 2024 Long-Term Awards – Refresh Performance-Based Restricted Stock Units."
10) Represents the outstanding but unearned Adjusted Net Income based portion of the PBRSUs granted in 2024. For more information, see "Compensation Discussion and Analysis – Executive Compensation Elements – Equity Compensation – 2024 Long-Term Awards – Refresh Performance-Based Restricted Stock Units."
11) Becomes fully vested after three years, with 1/3rd vesting on August 25, 2023, and 1/12th vesting quarterly thereafter.

2024 Grants of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

During 2024, none of our NEOs were awarded options with an effective grant date during any period beginning four business days before the filing or furnishing of a Form 10-Q, Form 10-K or Form 8-K that disclosed material nonpublic information (other than a Form 8-K that disclosed a material new option award grant under Item 5.02(e)), and ending one business day after the filing or furnishing of such reports.

2024 Option Exercises and Stock Vested

The following table sets forth for each of our NEOs the number of shares of our common stock acquired and the aggregate value realized upon the exercise of stock options and the vesting of stock awards during 2024:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Scott Sanborn[2]	—	—	79,788	853,959
Andrew LaBenne	—	—	160,233	1,893,717
Annie Armstrong	—	—	127,748	1,346,595
Jordan Cheng	—	—	62,590	666,404
Ronnie Momen	—	—	77,183	660,789

1) The value realized upon the vesting of an RSU or PBRSU represents the aggregate market price of the shares of our common stock on the date of vesting.
2) Excludes 77,706 RSUs that were cash settled for a total cash settlement amount of $925,035.

CEO Pay Ratio Disclosure

In accordance with Item 402(u) of Regulation S-K, the Company is providing the following information for fiscal 2024:

- The median of total compensation of all employees, excluding the CEO: $157,207;
- The annual total compensation of the CEO: $8,914,714; and
- The ratio of CEO total compensation to median employee total compensation: 56.7 to 1.

Our CEO pay ratio information is a reasonable good faith estimate calculated in a manner consistent with the SEC pay ratio rules and methods for disclosure. In order to determine the median employee from a compensation perspective, the Company examined annualized cash compensation (salary, wages and cash bonuses) in the 2024 calendar year for all employees, excluding our CEO, employed as of December 31, 2024 ("Determination Date"). On the Determination Date, our employee population consisted of 1,001 individuals, all of whom were located in the United States. This population consisted of our full-time, part-time, and temporary employees.

The Company determined that its median employee from a compensation perspective serves in an accounting role. While the methodology we used to select the median employee remained the same as last year and there has not been a change in our employee population or compensation arrangements that we believe would significantly change this disclosure, we selected a new median employee this year to ensure the pay ratio accurately reflects the compensation of our median employee based on our 2024 employee population.

To identify the "median employee," we utilized the amount of base salary, wages and cash bonuses our employees received, as reflected in our payroll records through the Determination Date and annualized such amounts for any individual hired during 2024. Once we identified our median employee, we combined all of the elements of such employee's compensation for 2024 to determine the median employee total compensation in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K and compared such total compensation to the total compensation of our CEO, as reported in the Summary Compensation Table.

Pay Versus Performance Disclosure

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. For further information concerning the Company's executive compensation philosophy, including how it incorporates and aligns with the Company's performance, refer to "Executive Compensation – Compensation Discussion and Analysis."

Pay Versus Performance Table

| | | | | | Value of Initial Fixed $100 Investment Based On: | | | |
Year	Summary Compensation Table Total for PEO ($)[1]	Compensation Actually Paid to PEO ($)[2]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[3]	Average Compensation Actually Paid to Non-PEO NEOs ($)[2]	Total Shareholder Return ($)[4]	Peer Group Total Shareholder Return ($)[4]	GAAP Net Income/(Loss) ($ millions)[5]	Pre-Provision Net Revenue (PPNR) ($ millions)[5]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2024	8,914,714	18,979,296	2,145,153	3,339,744	128.29	112.45	51.3	243.3
2023	4,560,821	2,710,871	1,815,053	1,350,393	69.26	84.70	38.9	298.2
2022	4,919,050	(14,595,137)	2,796,390	(3,135,491)	69.73	88.96	289.7	420.4
2021	6,938,099	22,811,912	2,922,623	9,069,589	191.60	116.64	18.6	157.2
2020	5,906,924	6,487,065	2,882,104	2,944,255	83.68	86.37	(187.5)	(184.2)

1) The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Sanborn (our Chief Executive Officer) for each corresponding year in the "Total" column of the Summary Compensation Table. See "Executive Compensation – Executive Compensation Tables – Summary Compensation Table."

2) The dollar amounts reported in column (c) and column (e) represent the: (i) amount of "compensation actually paid" to Mr. Sanborn, our Principal Executive Officer ("PEO") calculated in accordance with Item 402(v) of Regulation S-K, or (ii) average "compensation actually paid" to the Company's named executive officers ("NEOs") as a group, excluding our PEO, calculated in accordance with Item 402(v) of Regulation S-K. The names of each of the NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2024, Andrew LaBenne, Annie Armstrong, Jordan Cheng and Ronnie Momen, (ii) for 2023, Andrew LaBenne, Annie Armstrong, Jordan Cheng, Ronnie Momen and Brandon Pace, (iii) for 2022, Andrew LaBenne, Annie Armstrong, Ronnie Momen, Brandon Pace and Thomas Casey, (iv) for 2021, Thomas Casey, Valerie Kay, Ronnie Momen and Brandon Pace, and (v) for 2020, Thomas Casey, Annie Armstrong, Bahman Koohestani, Ronnie Momen and Steven Allocca. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to total compensation for each year to determine the compensation actually paid:

Year	PEO or Average of Non-PEO NEOs	Reported Summary Compensation Table Total ($)	Reported Value of Equity Awards ($)(a)	Equity Award Adjustments ($)(b)	Reported Change in the Actuarial Present Value of Pension Benefits ($)	Pension Benefits Adjustments ($)	Compensation Actually Paid ($)
2024	PEO	8,914,714	(7,160,499)	17,225,081	—	—	18,979,296
	Average of Non-PEO NEOs	2,145,153	(1,407,557)	2,602,148	—	—	3,339,744
2023	PEO	4,560,821	(3,430,801)	1,580,851	—	—	2,710,871
	Average of Non-PEO NEOs	1,815,053	(1,180,779)	716,119	—	—	1,350,393
2022	PEO	4,919,050	(3,472,723)	(16,041,463)	—	—	(14,595,137)
	Average of Non-PEO NEOs	2,796,390	(2,043,476)	(3,888,405)	—	—	(3,135,491)
2021	PEO	6,938,099	(5,805,143)	21,678,956	—	—	22,811,912
	Average of Non-PEO NEOs	2,922,623	(2,179,648)	8,326,614	—	—	9,069,589
2020	PEO	5,906,924	(5,000,004)	5,580,145	—	—	6,487,065
	Average of Non-PEO NEOs	2,882,104	(2,205,006)	2,267,157	—	—	2,944,255

a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	PEO or Average of Non-PEO NEOs	Year End Fair Value of Equity Awards ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2024	PEO	13,503,794	2,973,980	500,781	246,526	—	—	17,225,081
	Average of Non-PEO NEOs	1,607,799	584,190	283,443	126,716	—	—	2,602,148
2023	PEO	3,010,664	(1,846,188)	307,697	108,678	—	—	1,580,851
	Average of Non-PEO NEOs	837,737	(200,261)	177,825	(99,182)	—	—	716,119
2022	PEO	1,591,858	(12,537,845)	307,494	(5,402,970)	—	—	(16,041,463)
	Average of Non-PEO NEOs	999,347	(3,393,486)	204,083	(1,698,349)	—	—	(3,888,405)
2021	PEO	7,266,661	11,274,035	952,986	2,185,274	—	—	21,678,956
	Average of Non-PEO NEOs	3,001,312	3,410,557	679,442	1,235,303	—	—	8,326,614
2020	PEO	8,082,527	(333,083)	248,186	(1,186,322)	(1,231,163)	—	5,580,145
	Average of Non-PEO NEOs	2,743,592	(168,179)	94,200	(291,656)	(110,800)	—	2,267,157

3) The dollar amounts reported in column (d) represent the average of the amounts reported for the NEOs as a group, excluding our PEO, in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2024, Andrew LaBenne, Annie Armstrong, Jordan Cheng and Ronnie Momen, (ii) for 2023, Andrew LaBenne, Annie Armstrong, Jordan Cheng, Ronnie Momen and Brandon Pace, (iii) for 2022, Andrew LaBenne, Annie Armstrong, Ronnie Momen, Brandon Pace and Thomas Casey, (iv) for 2021, Thomas Casey, Valerie Kay, Ronnie Momen and Brandon Pace, and (v) for 2020, Thomas Casey, Annie Armstrong, Bahman Koohestani, Ronnie Momen and Steven Allocca.

4) TSR is cumulative (assuming $100 was invested on December 31, 2019) for the measurement periods beginning on December 31, 2019 and ending on December 31 of each of 2024, 2023, 2022, 2021 and 2020, respectively, calculated in accordance with Item 201(e) of Regulation S-K. The peer group for purposes of this table is the following published industry index: KBW Nasdaq Bank Index.

5) The dollar amounts reported represent the amount of "GAAP Net Income (Loss)" or "PPNR," as applicable, reported in the Company's financial reports on Form 10-K. PPNR is a non-GAAP financial measure. See Exhibit A of this Proxy Statement for more information on our use of non-GAAP financial measures and a reconciliation of PPNR to the nearest GAAP measure.

Financial Performance Measures

We believe the below unranked list represents the most important financial performance measures used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year. PPNR and GAAP Net Income were two measures in our 2024 annual cash bonus program. Relative TSR and Adjusted Net Income are the performance metrics used in our 2024 PBRSUs.

- PPNR
- GAAP Net Income
- Relative TSR (see the section entitled "2024 Long-Term Awards – Refresh Performance-Based Restricted Stock Units" on page 35 for additional information on our relative TSR based PBRSU program)

Relationship between Compensation Actually Paid and Company Performance

Below are graphs showing the relationship of "compensation actually paid" to our PEO and the average "compensation actually paid" to our Non-PEO NEOs in 2024, 2023, 2022, 2021 and 2020 to (i) the TSR of the Company and the KBW Nasdaq Bank Index, and (ii) the Company's GAAP Net Income (Loss) and PPNR. As illustrated below, the increase in "compensation actually paid" between 2020 and 2021 is correlated to the appreciation in the Company's stock price during 2021. Similarly, the decrease in "compensation actually paid" between 2021 and 2022 is correlated to the depreciation in the Company's stock price during 2022. In 2023, "compensation actually paid" approximated, though was modestly less than, the reported summary compensation table totals, reflecting the generally flat stock price between end of year 2022 and end of year 2023. In 2024, the increase in "compensation actually paid" between 2023 and 2024 is correlated to the appreciation in the Company's stock price during 2024. The Company believes that correlation between "compensation actually paid" and TSR reflects that a significant portion of the Company's executive compensation program is equity denominated. Conversely, changes in "compensation actually paid" are significantly less correlated to the Company's GAAP Net Income and PPNR, reflecting the relatively smaller quantum of executive compensation based on the performance of those measures.



Compensation Actually Paid vs. TSR

Compensation Actually Paid vs. GAAP Net Income (Loss) and PPNR



Employment Agreements

We have entered into employment agreements or offer letters with each of our currently employed NEOs. These agreements provide for at-will employment, a base salary and an initial equity award in amounts determined by our Compensation Committee, a cash bonus based on a target percentage of the NEO's then-current base salary determined by our Compensation Committee and standard employee benefit programs.

The following table describes certain benefits that each of our NEOs would receive in connection with an involuntary termination of their employment, other than certain accrued benefits that are paid upon termination (such as earned but unpaid salary, payment of unreimbursed expenses, etc.):

Benefit	No Change in Control[1]		Change in Control[2]	
	CEO	NEOs (Excluding CEO)	CEO	NEOs (Excluding CEO)
Cash severance[3]	1x annual salary	0.5x annual salary	1.5x annual salary[4]	1x annual salary[4]
Annual cash bonus[3]	Pro-rated amount of annual bonus[5]	Pro-rated amount of annual bonus[5]	1.5x greater of: (i) target bonus or (ii) most recent actual bonus payout	1x greater of: (i) target bonus or (ii) most recent actual bonus payout
Health, dental and vision benefits[6]	12 months of coverage	6 months of coverage	18 months of coverage	12 months of coverage
Equity acceleration	N/A	N/A	Acceleration of all unvested equity awards	Acceleration of all unvested equity awards

1) NEOs (including our CEO) are eligible to receive these benefits if they are terminated without cause or resign with good reason not within 12 months following a change in control. The terms "cause", "change in control" and "good reason" are defined below.
2) NEOs (including our CEO) are eligible to receive these benefits if they are terminated without cause or resign with good reason within 12 months following a change in control. The terms "cause", "change in control" and "good reason" are defined below.
3) Consists of a lump sum payment.
4) Amount payable based on the base salary as in effect immediately prior to the change in control or termination, whichever is greater.
5) Bonus amount to be determined at the Company's sole discretion based on the NEO's performance.
6) Health, dental and vision benefits consist of monthly cash payments equal to the monthly COBRA premium at the time of termination.

All payments upon termination are subject to the NEO's return of our property and release of claims against us. If the NEO's employment is terminated either by the Company for cause or by the NEO without good reason, then he or she will not receive any payments upon termination. Under the employment agreements, the NEOs are also subject to covenants regarding confidentiality, invention assignment and prohibition on solicitation of our employees or independent contractors for a period of six months following the termination of employment.

Under the employment agreements, "cause" means: (i) conviction in a criminal proceeding involving fraud, embezzlement, bribery, forgery, counterfeiting, extortion, dishonesty or moral turpitude, or any felony or misdemeanor charge; (ii) any act or omission by the NEO involving dishonesty, disloyalty or fraud; (iii) a breach of fiduciary duty; (iv) substantial, willful or repeated disregard of the lawful and reasonable directives of our Board or (other than for the CEO) our CEO clearly communicated in writing to the NEO, if not remedied within 30 days of notice from us; (v) a breach of any non-solicitation or other restrictive covenant set forth in any agreement between the NEO and us, if not cured within 30 days of notice from us; (vi) gross negligence or willful misconduct with respect to us or our customers, clients, contractors or vendors; (vii) an order, ruling or determination by a government body, court or self-regulatory organization that imposes a bar or disqualification on the NEO's employment with us; (viii) violation of our policies against unlawful discrimination and harassment; (ix) repeated alcohol or substance abuse while performing services for us; or (x) abandonment or gross dereliction of work duties.

Under the employment agreements, "change in control" means: (i) any merger or consolidation of us with or into another entity (other than any such merger or consolidation in which our stockholders immediately prior to such merger or consolidation continue to hold at least a majority of the voting power of the outstanding capital stock or other ownership interests in the surviving corporation); (ii) any sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of our assets; or (iii) any other transaction or series of related transactions pursuant to which a single person or entity (or group of affiliated persons or entities) acquires from us or our stockholders a majority of our outstanding voting power or other ownership interest.

Under the employment agreements, for each currently employed NEO, "good reason" means: (i) a material diminution in base compensation unless the base salary of a majority of other employees at the same level as the NEO is also proportionately reduced; (ii) a change in the geographic location at which the NEO must perform services of greater than 50 miles; or (iii) any other action or inaction that constitutes a material breach by us of the employment agreement, subject to certain exceptions.

Potential Payments Upon Termination or Change in Control

Under the terms of the employment agreements that we entered into with each of our NEOs, they are eligible to receive certain benefits in connection with the termination of their employment, depending on the circumstances, as further described above. In addition, under the terms of the Cash Awards granted to each of our NEOs in 2024, they are eligible to receive an acceleration benefit for the unvested portion of their 2024 Cash Award in connection with the involuntary termination of their employment in the event of a change in control.

Further, the 2024 equity awards of Mr. LaBenne and Ms. Armstrong provide for up to an additional year of vesting following a termination of service, subject to certain criteria, including a minimum number of years of service with the Company and certain transition assistance (such transition, a "Qualified Transition"). In the case of PBRSUs for which a Qualified Transition occurs during a performance period, Mr. LaBenne and Ms. Armstrong are entitled to a pro-rated portion of the earned PBRSU shares determined by adding the additional vesting credit to actual time served during the performance period, and based upon actual achievement of the underlying performance metric(s) upon completion of the performance period.

The actual amounts that would be paid or distributed to our NEOs as a result of a termination event occurring in the future may be different than those set forth below as many factors will affect the amount of any payments and benefits upon a termination of employment. For example, some of the factors that could affect the amounts payable include the NEO's base salary and the market price of our common stock at the time of the termination event. Additionally, we or an acquirer may mutually agree with the NEOs on severance terms that vary from those provided in pre-existing agreements.

The table below sets forth the value of the benefits that each of our NEOs would be entitled to receive upon a qualifying termination event as of December 31, 2024, in accordance with SEC rules, and is based on the closing price of $16.19 of our common stock on December 31, 2024. As used in the table below, "involuntary termination" means termination without cause or for good reason, as described above.

Name	Type of Termination	Cash Severance ($)	Bonus ($)[1]	Health, Dental and Vision Benefits ($)	Continued Vesting Benefit ($)[2]	Acceleration Benefit ($)[3]	Total Potential Severance Payment ($)
Scott Sanborn	Involuntary Termination No Change in Control	500,000	1,125,000	32,305	—	—	1,544,805
	Involuntary Termination With Change in Control	750,000	1,125,000	48,458	—	21,157,554	23,081,012
Andrew LaBenne	Qualified Transition	—	—	—	1,589,573	—	1,589,573
	Involuntary Termination No Change in Control	212,500	487,688	13,365	—	—	713,553
	Involuntary Termination With Change in Control	425,000	361,250	26,730	—	6,646,542	7,459,522
Annie Armstrong	Qualified Transition	—	—	—	1,148,027	—	1,148,027
	Involuntary Termination No Change in Control	187,500	379,688	120	—	—	567,308
	Involuntary Termination With Change in Control	375,000	281,250	239	—	4,149,813	4,806,302
Jordan Cheng	Involuntary Termination No Change in Control	167,500	339,188	10,209	—	—	516,897
	Involuntary Termination With Change in Control	335,000	251,250	20,419	—	1,856,139	2,462,808

1) Represents a cash bonus payment equal to the NEO's actual annual cash bonus for the 2024 fiscal year outside a change in control. Represents a cash bonus payment equal to 150% of Mr. Sanborn's target annual cash bonus for the 2024 fiscal year within a change in control and 100% of the target annual cash bonus each of Mr. LaBenne, Ms. Armstrong and Mr. Cheng for the 2024 fiscal year within a change in control.

2) Includes the continued vesting benefit of the NEO's 2024 long-term award (both the cash and equity portions) assuming a Qualified Transition occurred on December 31, 2024. For the equity portion, represents the intrinsic value based upon the market price of our common stock on December 31, 2024. With respect to 2024 PBRSU awards, the value disclosed includes the value of 49,087 shares and 35,451 shares, which is a pro-rated portion of the maximum number of shares subject to such award for each of Mr. LaBenne and Ms. Armstrong, respectively.

3) Includes the acceleration benefit applicable to all of the NEO's outstanding equity awards and the 2024 Cash Award. For equity, represents the intrinsic value (that is, the value based upon the market price of our common stock on December 31, 2024, and, in the case of stock options held by Mr. Sanborn, minus the exercise price). With respect to outstanding PBRSU awards, the value disclosed includes the acceleration value of 34,360 shares, which is the maximum number of shares of the 2024 PBRSU award for Mr. Cheng and the acceleration value of 563,313 shares, 159,752 shares and 114,693 shares, which is the sum of the maximum number of shares of the 2023 and 2024 PBRSU awards for each of Mr. Sanborn, Mr. LaBenne and Ms. Armstrong, respectively. The 2022 PBRSU awards for Mr. Sanborn, Mr. LaBenne and Ms. Armstrong are excluded from this calculation as those awards were deemed to have achieved a 0% payout in Q1 2025.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes compensation plans under which our equity securities are authorized for issuance as of December 31, 2024:

Plan Category	(a) Total Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants, and Rights [1]	(b) Weighted-average Exercise Price of Outstanding Options, Warrants, and Rights ($)[2]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders[3]	7,281,684	$46.29	30,496,762
Equity compensation plans not approved by security holders[4]	—	n/a	1,340,439

1) Prior to our IPO, we granted awards under our 2007 Stock Incentive Plan. Following our IPO, we granted awards under our 2014 Equity Incentive Plan. Includes RSUs and PBRSUs, with the number of outstanding PBRSUs calculated at 100% of the target number of shares subject to each award.

2) The weighted-average exercise price does not reflect the shares that will be issued in connection with the settlement of RSUs or PBRSUs, since RSUs and PBRSUs have no exercise price.

3) Includes our 2007 Stock Incentive Plan, 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan. As of December 31, 2024, 21,815,259 shares were available for issuance under the 2014 Equity Incentive Plan and 8,681,503 shares were available for issuance under the 2014 Employee Stock Purchase Plan.

4) Reflects the Radius Bancorp, Inc. 2016 Omnibus Incentive Plan.

Report of the
Compensation Committee

This report of the Compensation Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended (Securities Act), or under the Securities Exchange Act of 1934, as amended (Exchange Act), except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

Our Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and based on such review and discussions, the Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report.

THE COMPENSATION COMMITTEE

Faiz Ahmad
Allan Landon
Janey Whiteside
Michael Zeisser (Chair)

Security Ownership of Certain Beneficial Owners & Management

The following table sets forth information regarding the beneficial ownership of our common stock as of April 7, 2025, by:

- each of our directors;
- each of our named executive officers;
- each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock; and
- all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options and warrants that are exercisable within 60 days after April 7, 2025. Except as otherwise indicated in the footnotes to the table below, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

We calculated percentage ownership based on 114,199,832 shares of common stock outstanding as of April 7, 2025 (not including treasury shares). In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to RSUs, options or other securities convertible into common stock held by that person that are scheduled to vest or are exercisable or convertible within 60 days of April 7, 2025. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to the table below, addresses of named beneficial owners are in care of LendingClub Corporation, 595 Market Street, Suite 200, San Francisco, California 94105.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
Named Executive Officers and Directors:		
Scott Sanborn[1]	1,590,907	1.39%
Andrew LaBenne[2]	232,157	*
Annie Armstrong[3]	391,658	*
Jordan Cheng[4]	98,682	*
Ronnie Momen[5]	272,690	*
Faiz Ahmad[6]	60,022	*
Stephen Cutler[7]	70,221	*
Allan Landon[8]	120,086	*
Timothy Mayopoulos[9]	150,948	*
John C. (Hans) Morris[10]	336,346	*
Kathryn Reimann[11]	60,022	*
Erin Selleck[12]	68,537	*
Janey Whiteside[13]	53,038	*
Michael Zeisser[14]	154,138	*
All executive officers and directors as a group (14 persons)[15]	3,659,452	3.19%

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
5% Stockholders[16]:		
Entities Affiliated with Vanguard Group Inc.[17]	11,270,308	9.87%
Entities Affiliated with BlackRock, Inc.[18]	9,455,387	8.28%
Entities Affiliated with Dimensional Fund Advisors LP[19]	6,387,705	5.59%

*Represents beneficial ownership of less than one percent of the outstanding shares of common stock.

1) Represents (i) 1,308,282 shares held by Mr. Sanborn, (ii) 246,487 shares underlying stock options held by Mr. Sanborn exercisable within 60 days of April 7, 2025, and (iii) 36,138 RSUs vesting within 60 days of April 7, 2025 held by Mr. Sanborn.

2) Represents (i) 171,522 shares held by Mr. LaBenne, (ii) 10,000 shares held in two UTMA accounts for children of Mr. LaBenne and (iii) 50,635 RSUs vesting within 60 days of April 7, 2025 held by Mr. LaBenne.

3) Represents (i) 370,040 shares held by Ms. Armstrong, and (ii) 21,618 RSUs vesting within 60 days of April 7, 2025 held by Ms. Armstrong.

4) Represents (i) 86,561 shares held by Mr. Cheng, and (ii) 12,121 RSUs vesting within 60 days of April 7, 2025 held by Mr. Cheng.

5) Represents 272,690 shares held by Mr. Momen.

6) Represents 60,022 shares held by Mr. Ahmad.

7) Represents 70,221 shares held by Mr. Cutler.

8) Represents 120,086 shares held by Mr. Landon.

9) Represents 150,948 shares held by Mr. Mayopoulos.

10) Represents (i) 215,588 shares held by Mr. Morris and (ii) 120,758 shares underlying stock options held by Mr. Morris exercisable within 60 days of April 7, 2025.

11) Represents 60,022 shares held by Ms. Reimann.

12) Represents 68,537 shares held by Ms. Selleck.

13) Represents 53,038 shares held by Ms. Whiteside.

14) Represents 154,138 shares held by Mr. Zeisser.

15) Represents (i) 3,171,695 shares, (ii) 367,245 shares underlying stock options exercisable within 60 days of April 7, 2025, and (iii) 120,512 RSUs vesting within 60 days of April 7, 2025 held by our executive officers and directors as a group.

16) In addition to the stockholders listed below and based on the Schedule 13G/A filed on February 16, 2021, 7,455,162 shares, representing 6.53% of the Company's outstanding shares of common stock, are held and beneficially owned by ARK Investment Management LLC, and certain of its subsidiaries (collectively, "ARK Management"). The address of ARK Management is 3 East 28th Street, 7th Floor, New York, NY 10016. However, based on records available to the Company, the Company believes that ARK Management no longer holds or beneficially owns 5% or more of the Company's outstanding shares of common stock.

17) Based on the Schedule 13G/A filed on February 13, 2024. Represents 11,270,308 shares held and beneficially owned by The Vanguard Group Inc., and certain of its subsidiaries. The address of The Vanguard Group is 100 Vanguard Blvd. Malvern, PA 19355.

18) Based on the Schedule 13G/A filed on January 25, 2024. Represents 9,455,387 shares held and beneficially owned by BlackRock Inc., and certain of its subsidiaries. The address of BlackRock Inc. is 50 Hudson Yards, New York, NY 10001.

19) Based on the Schedule 13G filed on October 31, 2024. Represents 6,387,705 shares held and beneficially owned by Dimensional Fund Advisors LP, and certain of its subsidiaries. The address of Dimensional Fund Advisors LP is 6300 Bee Cave Road, Building One, Austin, TX 78746.

Related Party Transactions

Related party transactions must be reviewed and approved by our Audit Committee when not conducted in the ordinary course of business subject to the standard terms of our online marketplace or certificate investment program. Related party transactions may include any transaction between entities under common control or with a related person occurring since the beginning of our latest fiscal year, or any currently proposed transaction involving us where the amount involved exceeds $120,000. This review also includes any material amendment or modification to an existing related party transaction. We have defined related persons as members of the Board, executive officers, 5% or greater owners of our outstanding stock and any immediate family members of each such related persons, as well as any other person or entity with significant influence over our management or operations.

As previously disclosed, on December 31, 2020, the Company ceased offering and selling Member Payment Dependent Notes, as such term is defined in its Form S-3 filed with the SEC on August 9, 2019 (the "Retail Notes"). In connection with the cessation of the Retail Notes program, we ceased deposits to the program. From January 1, 2024 to December 31, 2024, Mr. Sanborn received $1,034.99 in withdrawals from his Retail Notes program account in connection with the wind-down of the program. These transactions were made in the ordinary course of business and were transacted on terms and conditions that were not more favorable than those obtained by similarly situated third-party investors.

Report of the Audit Committee

This report of the Audit Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by, any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

The Audit Committee has reviewed and discussed our audited financial statements for the year ended December 31, 2024 with management and with Deloitte & Touche LLP.

The Audit Committee has also discussed with Deloitte & Touche LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.

The Audit Committee also has received and reviewed the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the PCAOB regarding Deloitte & Touche LLP's communications with the Audit Committee concerning independence, and has discussed with Deloitte & Touche LLP its independence from us.

Based on the review and discussions described above, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report for filing with the SEC.

THE AUDIT COMMITTEE

Stephen Cutler
Allan Landon (Chair)
Kathryn Reimann
Erin Selleck

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act and the rules of the SEC require our directors, executive officers and persons who own more than 10% of our common stock to, among other things, file reports of their ownership and changes in ownership of our common stock with the SEC and to furnish us with copies of all Section 16(a) reports that they file.

Based solely on our review of the reports furnished to us during 2024 and questionnaires from our directors and executive officers, we determined that no director, executive officer or beneficial owner of more than 10% of our common stock failed to file a report on a timely basis during 2024.

Communications with the LendingClub Board

Stockholders and interested parties wishing to communicate with our Board or with an individual member or members of our Board may do so by writing to our Board or to the particular member or members of our Board and mailing the correspondence to our Corporate Secretary at LendingClub Corporation, 595 Market Street, Suite 200, San Francisco, California 94105. Each communication from a stockholder should set forth (i) the name and address of the stockholder, as it appears on our books, and if the shares of our common stock are held by a nominee, the name and address of the beneficial owner of such shares, and (ii) the number of shares of our common stock that are owned of record by the stockholder of record and beneficially by the beneficial owner.

Our Corporate Secretary, in consultation with appropriate members of our Board as necessary, will review all incoming communications and, if appropriate, all such communications will be forwarded to the appropriate member or members of our Board, or if none is specified, to the Chairman of our Board.

Proposal 1: Election of Directors

Our Board is currently comprised of ten members. In accordance with our Certificate of Incorporation, our Board is divided into three staggered classes of directors. At the Annual Meeting, four Class II directors will be elected for a three-year term to succeed the same class whose term is then expiring.

The following individuals, each of whom is currently serving on our Board as a Class II director, were nominated by our Board for election at the Annual Meeting, each to serve until the 2028 Annual Meeting of Stockholders and until his or her successor has been elected and qualified or his or her earlier death, resignation or removal:

- Stephen Cutler;
- John C. (Hans) Morris;
- Erin Selleck; and
- Janey Whiteside.

Our Bylaws require that in an uncontested election each director will be elected by the vote of the majority of the votes cast. A majority of votes cast means that the number of shares cast "for" a director's election exceeds the number of votes cast "against" that director. A share that is otherwise present at the meeting but for which there is an abstention, or to which a stockholder gives no authority or direction, shall not be considered a vote cast.

Each nominee has consented to being named in this Proxy Statement and to serve if elected. In the event that any nominee for any reason is unable to serve, or for good cause will not serve, the proxies will be voted for such substitute nominee as our Board may determine.

Each nominee has agreed to resign if they do not receive a majority of votes cast.

THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NOMINATED DIRECTORS.

Proposal 2: Advisory Vote on Executive Compensation

As required pursuant to Section 14A of the Exchange Act, we are providing our stockholders with a non-binding advisory vote on the compensation of our named executive officers as described above under the heading "Executive Compensation." This non-binding advisory vote is commonly referred to as a "say-on-pay" vote. The non-binding advisory vote on the compensation of our named executive officers, as disclosed in this Proxy Statement, will be determined by the affirmative vote of a majority of the shares cast for or against the matter at the Annual Meeting.

Stockholders are urged to read the "Executive Compensation – Compensation Discussion and Analysis" section of this Proxy Statement, which discusses our executive compensation philosophy, policies and practices, and contains tabular information and narrative discussion about the compensation of our named executive officers. The Compensation Committee believes that these policies and procedures are effective in advancing our compensation philosophy and in achieving our goals.

We are asking you to indicate your support for the compensation of our named executive officers as described in this Proxy Statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the named executive officers and the philosophy, policies and procedures described in this Proxy Statement. Accordingly, we are asking you to vote, on an advisory basis, which is non-binding, "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that the compensation paid to LendingClub Corporation's named executive officers, as disclosed pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in the Proxy Statement relating to its 2025 Annual Meeting of Stockholders, is hereby APPROVED."

The vote on our named executive officer compensation is an advisory vote only and will not be binding on us. However, our Compensation Committee, which is responsible for designing and administering our executive compensation, values the opinions expressed by stockholders, and will consider the outcome of the vote when making future compensation decisions.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee of the Board has selected Deloitte & Touche LLP to be our independent registered public accounting firm for the year ending December 31, 2025 and recommends that the stockholders vote for ratification of such appointment. The ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2025 will be determined by the affirmative vote of a majority of the votes cast for or against the matter at the Annual Meeting. In the event of a negative vote on such ratification, the Audit Committee will reconsider its selection. We expect representatives of Deloitte & Touche LLP to be present at the Annual Meeting, to have the opportunity to make a statement if they desire to do so and to be available to respond to appropriate questions.

Audit and Related Fees

The following table sets forth the aggregate fees for audit and other services provided by Deloitte & Touche LLP for the years ended December 31, 2024 and 2023:

	2024	2023
Audit fees[1]	$3,256,239	$2,979,975
Audit-related fees[2]	$20,000	20,025
Tax fees	—	—
All other fees	—	—
Total fees	**$3,276,239**	**$3,000,000**

1) Audit fees consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements included in our Annual Report and a review of financial statements included in our Quarterly Reports on Form 10-Q.

2) Audit-related fees include (i) agreed upon procedures related to compliance with regulatory guidelines, (ii) review of SEC filings, and (iii) services that are normally provided in connection with statutory and regulatory filings or engagements for those years.

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. The Audit Committee generally pre-approves particular services or categories of services on a case-by-case basis. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with these pre-approvals, and the fees for the services performed to date.

All of the services of Deloitte & Touche LLP for 2024 and 2023 described above were pre-approved by the Audit Committee.

THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025.

Proposal 4: Declassification of the Board

The Board has unanimously approved and recommends that our stockholders approve amending certain sections of our Certificate of Incorporation that would phase in the declassification of our Board (the "Declassification Amendment"), as described below and set forth on Annex I of this Proxy Statement.

Background of the Proposal

The Nominating and Corporate Governance Committee and the Board regularly review our corporate governance practices to ensure that such practices, including the procedures for the election of directors, remain in the best interests of the Company and our stockholders. The Board believes that its classified structure, which was implemented in 2014 when we became a publicly traded company, promotes continuity, stability, and encourages the Board to plan for long-term goals.

As stated earlier in this Proxy Statement, we conducted meetings with the governance teams from a number of significant stockholders during which we solicited input on governance issues and priorities. During these meetings, a number of our largest stockholders expressed a preference that, over the course of time, we should consider declassifying our Board. While the Board believes there are important benefits to a classified board structure, the Board recognizes the growing sentiment among certain stockholders and members of the investment community in favor of annual elections and the benefit of providing stockholders an annual opportunity to express their views on the individual performance of each director and on the entire board of directors more frequently than with a classified board structure.

Ultimately, after weighing the various factors, the Board determined that it would be in the best interests of the Company and our stockholders to amend and restate our Certificate of Incorporation to declassify the Board. Accordingly, since 2018, we have proposed to amend Sections 3, 4 and 5 of Article VI of our Certificate of Incorporation in order to phase in the declassification of our Board. Per Article X of our Certificate of Incorporation, amending certain Articles of our Certificate of Incorporation, including Article VI, requires the affirmative vote of the holders of at least two-thirds of the voting power of all of our then-outstanding shares of common stock entitled to vote generally in the election of directors, voting together as a single class. The 2018 through 2024 proposals each failed, receiving between approximately 46.8% and 63.8% of the affirmative vote of our then-outstanding shares of capital stock. Of those shares that voted for this proposal at each annual meeting in 2018 through 2024, the overwhelming majority voted in favor of the proposal.

In light of the strong stockholder support this proposal has received in prior years and because the Board continues to believe in the merits of declassifying our Board, in March 2025, the Board approved, subject to stockholder approval, the Declassification Amendment. The Board also approved certain conforming changes to our Bylaws, which changes will go in effect if the Declassification Amendment is approved by our stockholders.

Please note that the Declassification Amendment requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of the Company's capital stock to pass.

Current Classified Board Structure

Under Article VI, Section 3 of our Certificate of Incorporation, the Board is currently separated into three classes equal in size. Absent the earlier resignation or removal of a director, each year the stockholders are asked to elect the directors comprising one of the classes for a three-year term. The term of the current Class II directors is set to expire at the Annual Meeting. The term of the Class III directors is set to expire at the 2026 Annual Meeting and the term of the Class I directors is set to expire at the 2027 Annual Meeting. Under the current classified board structure, stockholders may only elect one-third of the Board each year.

Proposed Amendment to Certificate of Incorporation

Currently, members of our Board are elected for staggered terms of three years. If the Declassification Amendment is approved, commencing immediately after the date of the Annual Meeting, any director elected to the Board shall be elected for a term expiring at the next annual meeting of stockholders. The directors who are elected or appointed on or prior to the date of the Annual Meeting, including the directors standing for election under Proposal One, will continue to hold office until the end of the terms for which they were elected or appointed to serve. In all cases, each director will hold office until his or her successor has been elected and qualified or until such director's earlier death, retirement, resignation or removal.

This description of the proposed Declassification Amendment is only a summary of the proposed amendments to our Certificate of Incorporation and is qualified in its entirety by reference to, and should be read in conjunction with, the full text of Article VI of our Certificate of Incorporation, as proposed to be amended, a copy of which is attached to this Proxy Statement as Annex I.

If our stockholders approve the proposed Declassification Amendment, we intend to file with the Secretary of State of the State of Delaware a Ninth Amended and Restated Certificate of Incorporation incorporating the Declassification Amendment, which will become effective upon filing.

If our stockholders approve the proposed Declassification Amendment and the Supermajority Voting Amendment (as defined below) described in Proposal Five, we intend to file with the Secretary of State of the State of Delaware a Ninth Amended and Restated Certificate of Incorporation incorporating both the Declassification Amendment and the Supermajority Voting Amendment, which will become effective upon filing.


THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL AND ADOPTION OF THE DECLASSIFICATION AMENDMENT.


Proposal 5: Removal of the Supermajority Voting Requirement to Amend the Company's Governing Documents

The Board has unanimously approved and recommends that our stockholders approve amending Articles V and X of our Certificate of Incorporation to remove the supermajority voting requirements to amend our Certificate of Incorporation or for our stockholders to amend our Bylaws (the "Supermajority Voting Amendment"), as described below and set forth on Annex II of this Proxy Statement.

Background of the Proposal

Article V of our Certificate of Incorporation provides that our stockholders may adopt, amend or repeal any provision of the Bylaws if the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of the Company's common stock entitled to vote generally in the election of directors, voting together as a single class, vote to adopt, amend or repeal any provision of the Bylaws. Likewise, Article X of our Certificate of Incorporation requires the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of the Company's common stock entitled to vote generally in the election of directors, voting together as a single class, to amend or repeal Article V, Article VI, Article VII, Article VIII or Article X, which relate to:

- the amendment of our Bylaws;
- the powers, size, election, term, vacancies and removal of members of the Board;
- the Company's classified board structure;
- director exculpation from liability;
- the requirement that stockholder action be taken at an annual or special meeting of stockholders and not by written consent and specifications as to who has authority to call a special meeting of the stockholders;
- the advance notice requirements for stockholder nominations for election of directors and other business to be brought by stockholders before a meeting of stockholders; and
- amendment of our Certificate of Incorporation.

We refer to these supermajority voting requirements of the Certificate of Incorporation as the "Supermajority Provisions."

The Supermajority Provisions were included in the Certificate of Incorporation in 2014 when we became a publicly traded company and are similar to supermajority voting requirements found in the governing documents of many publicly traded companies. As part of our ongoing review of our corporate governance practices, the Board and the Nominating and Corporate Governance Committee reviewed the Supermajority Provisions, and determined that removing the Supermajority Provisions is in the best interests of the Company and our stockholders. The Supermajority Provisions were intended to provide corporate governance stability, protect against self-interested action on the part of large stockholders, reduce the likelihood that third parties institute corporate governance changes that may be inconsistent with the best interest of, or otherwise harmful to, the Company and its stockholders and require that a broad base of stockholder support exists before certain governance matters are approved and implemented.

While the Board understands these important benefits, the Board also recognizes that the Supermajority Provisions may have the effect of reducing the Board's accountability to stockholders and can limit stockholder participation in our corporate governance. The Board also acknowledges that many other public companies have transitioned away from similar supermajority voting requirements. Therefore, after careful consideration, the Board believes that the benefits of removing the Supermajority Provisions to provide more accountability to stockholders and promote stronger corporate governance outweigh the benefits of retaining such supermajority voting requirements.

Accordingly, since 2023, we have proposed to amend Articles V and X of our Certificate of Incorporation to remove the supermajority voting requirements to amend our Certificate of Incorporation or for our stockholders to amend our Bylaws. Per Article X of our Certificate of Incorporation, amending certain Articles of our Certificate of Incorporation, including Articles V and X, requires the affirmative vote of the holders of at least two-thirds of the voting power of all of our then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. The 2023 and 2024 proposals each failed, receiving approximately 63.8% and 60.0%, respectively, of the affirmative vote of our then-outstanding shares of capital stock. Of those shares that voted for this proposal at each annual meeting in 2023 and 2024, the overwhelming majority voted in favor of the proposal.

In light of the strong stockholder support this proposal received in prior years and because the Board continues to believe in the merits of removing the supermajority voting requirements in our Certificate of Incorporation to amend our Certificate of Incorporation or Bylaws, in March 2025, the Board approved, subject to stockholder approval, the Supermajority Voting Amendment.

Please note that the Supermajority Voting Amendment requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of the Company's capital stock to pass.

Proposed Amendment to Certificate of Incorporation

Currently, our Certificate of Incorporation requires a supermajority vote to amend our Certificate of Incorporation and for our stockholders to amend the Bylaws. If the Supermajority Voting Amendment is approved and becomes effective, then the supermajority voting requirements to amend our governing documents in our Certificate of Incorporation would be deleted. As a result, the standard for stockholder approval of any future amendments to the Certificate of Incorporation (including Articles V, VI, VII, VIII or X) or of any future stockholder amendments to our Bylaws would be by the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the Company's capital stock entitled to vote generally in the election of directors, voting together as a single class.

This description of the proposed Supermajority Voting Amendment is only a summary of the proposed amendments to our Certificate of Incorporation and is qualified in its entirety by reference to, and should be read in conjunction with, the full text of Articles V and X of our Certificate of Incorporation, as proposed to be amended, a copy of which is attached to this Proxy Statement as Annex II.

If our stockholders approve the proposed Supermajority Voting Amendment, we intend to file with the Secretary of State of the State of Delaware a Ninth Amended and Restated Certificate of Incorporation incorporating the Supermajority Voting Amendment, which will become effective upon filing.

If our stockholders approve the proposed Supermajority Voting Amendment and the Declassification Amendment described in Proposal Four, we intend to file with the Secretary of State of the State of Delaware a Ninth Amended and Restated Certificate of Incorporation incorporating both the Supermajority Voting Amendment and the Declassification Amendment, which will become effective upon filing.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL AND ADOPTION OF THE SUPERMAJORITY VOTING AMENDMENT.

Questions & Answers About the Proxy Materials and the Annual Meeting

1. What is the purpose of the proxy materials?

The proxy materials are intended to provide you information to help you decide how to vote on the proposals we will be making at the LendingClub 2025 Annual Meeting of Stockholders (the "Annual Meeting"). The materials include the Notice of Internet Availability of Proxy Materials (the "Notice"), Proxy Statement, form of proxy and Annual Report on Form 10-K for the year ended December 31, 2024 (the "Annual Report"), which contain information about the Annual Meeting of LendingClub Corporation, a Delaware corporation (the "Company," "LendingClub," "we," "us," or "our"), and will be used to solicit proxies from you, our stockholders, on behalf of the Board for the matters to be voted on at the Annual Meeting as described in this Proxy Statement.

The Notice, Proxy Statement, form of proxy and Annual Report will be first distributed and made available to stockholders on or about April 23, 2025. As a stockholder, you are invited to participate in the Annual Meeting via the Internet by visiting www.virtualshareholdermeeting.com/LC2025 and to vote on the items of business described in this Proxy Statement. The Annual Meeting will be held on June 3, 2025 at 10:00 am Pacific Time.

2. Who is entitled to vote at the Annual Meeting?

Only stockholders of record of our common stock at the close of business on April 7, 2025, which is the record date, will be entitled to vote at the Annual Meeting. At the close of business on the record date, we had 114,199,832 shares of common stock outstanding and entitled to vote. Holders of our common stock are entitled to one vote for each share held as of the above record date. A quorum is required for our stockholders to conduct business at the Annual Meeting. A quorum is present if stockholders holding at least a majority of the voting power of the shares of our common stock entitled to vote are present at the Annual Meeting or represented by proxy. Dissenters' rights are not applicable to any of the matters being voted upon at the Annual Meeting.

Registered Stockholders. If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered the stockholder of record of those shares, and the Notice was provided to you. As a stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote in person at the Annual Meeting.

Beneficial Stockholders. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name" and the Notice was forwarded to you by your broker or nominee, who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker or nominee on how to vote your shares. Beneficial owners are also invited to participate in the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares electronically at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. If you request a printed copy of the proxy materials by mail, your broker or nominee will provide a voting instruction card for you to use.

3. How do I vote?

By Internet
You may vote via the Internet by going to www.proxyvote.com and following the instructions on the screen. Have your Notice, proxy card (for stockholders of record) or voting instruction card (for holders of shares in street name) available when you access the web page.

By Phone
You may vote by phone by calling the toll-free phone number on the proxy card, (800) 690-6903, which is available 24 hours a day, and following the prerecorded instructions. Have your Notice or proxy card available when you call. If you hold your shares in street name, your broker, bank, trustee or other nominee may provide additional instructions to you regarding voting your shares by phone.

By Mail
If you received your proxy materials by mail, you may vote by completing the enclosed proxy card, dating and signing it and returning it in the postage-paid envelope provided.

By Attending the Annual Meeting
If you are a stockholder of record or hold your shares in street name, you can participate in the Annual Meeting online at www.virtualshareholdermeeting.com/LC2025 and vote your shares during the Annual Meeting (street name holders must obtain a legal proxy from their broker or other nominee to vote shares at the Annual Meeting). You will need the 16-digit control number included with these proxy materials to participate in the Annual Meeting.

Timing for Voting Your Shares by Internet, By Phone or By Mail
You may vote via the Internet or by phone up until 11:59 PM Eastern Time on June 2, 2025. If you vote by mail, your proxy card must be received by June 2, 2025.

4. Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

To cause less harm to our environment and to save costs, we utilize the Internet as the primary means of furnishing proxy materials to stockholders following rules established by the SEC. The Notice to our stockholders has instructions on how to access the proxy materials over the Internet or request a printed copy of the materials, and for voting over the Internet. If you received a Notice, you will not receive a printed copy of the proxy materials unless you request one.

5. How can I access the proxy materials over the Internet?

You can easily access our proxy materials by clicking the Annual Meeting tab at http://ir.lendingclub.com. In addition, the Notice provides instructions regarding all the ways you can view our proxy materials for the Annual Meeting online. As explained in greater detail in the Notice, to vote your shares, you will need to visit www.proxyvote.com and have available your 16-digit control number(s) contained on your Notice.

If you received printed copies of the proxy materials this year, we encourage you to take advantage of the availability of proxy materials on the Internet to help reduce the environmental impact of our annual meetings, and reduce our costs associated with the printing and mailing of materials. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. You can terminate your election to receive proxy materials by email at any time.

6. How can I participate in the Annual Meeting?

You will be able to participate in the Annual Meeting online and submit your questions during the Annual Meeting by visiting www.virtualshareholdermeeting.com/LC2025. If you are a stockholder of record, you will also be able to vote your shares electronically at the Annual Meeting. If you are a beneficial owner of shares held of record by a broker, bank or other nominee, you may vote electronically at the Annual Meeting only if you obtain a legal proxy from the broker, bank or other nominee as described in the section "Who is entitled to vote at the Annual Meeting?" above.

7. Why is the Annual Meeting being held only online?

We are excited to embrace the latest technology to provide expanded access, improved communication and cost savings for our stockholders and the Company. We believe that hosting a virtual Annual Meeting will enable increased stockholder participation since stockholders can participate from any location around the world. During our virtual annual meetings in prior years, the technology performed as expected and we had a number of stockholders participate and submit questions, each of which were answered during the meeting.

8. How does the Board recommend I vote?

The Board recommends that you vote as follows:

"FOR" the election of Stephen Cutler, John C. (Hans) Morris, Erin Selleck and Janey Whiteside as Class II directors (see Page 63);

"FOR" the approval, on an advisory basis, of the compensation of our named executive officers as described under "Executive Compensation" (see Page 64);

"FOR" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025 (see Page 65);

"FOR" a management proposal to amend and restate our Eighth Amended and Restated Certificate of Incorporation to phase in the declassification of our Board (see Page 66); and

"FOR" a management proposal to amend and restate our Eighth Amended and Restated Certificate of Incorporation to remove the supermajority voting requirements to amend our governing documents (see Page 68).

If you properly submit a proxy without giving specific voting instructions, the individuals named as proxy holders will vote in accordance with the recommendations of the Board set forth above.

The Board is not aware of any other matter that will be presented at the Annual Meeting. If any other matter is properly presented at the Annual Meeting, the persons named on the accompanying proxy card will, in the absence of stockholder instructions to the contrary, vote such proxy in their discretion.

9. What votes are required to approve each of the proposals?

Proposal	Vote Required for Approval	How are "Broker Non-Votes" Treated?	How are "Abstentions" Treated?
Proposal One: Election of Class II directors	Votes cast "FOR" such nominee exceed the votes cast "AGAINST" such nominee	Do not count	Do not count
Proposal Two: Advisory vote to approve the compensation of our named executive officers	Majority of votes cast	Do not count	Do not count
Proposal Three: Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the 2025 fiscal year	Majority of votes cast	Brokers have discretion to vote	Do not count
Proposal Four: Management proposal to amend and restate the Company's Eighth Amended and Restated Certificate of Incorporation to phase in the declassification of our Board	Two-thirds of shares outstanding	Vote Against	Vote Against
Proposal Five: Management proposal to amend and restate the Company's Eighth Amended and Restated Certificate of Incorporation to remove the supermajority voting requirements to amend our governing documents	Two-thirds of shares outstanding	Vote Against	Vote Against

10. What is a broker non-vote?

If your broker holds your shares in its name and you do not instruct your broker how to vote, your broker will not have authority to vote your shares on any matters that are considered "non-routine." That is referred to as a "broker non-vote." Even if you have not given your broker instructions, the broker will nevertheless have discretion to vote your shares on our sole "routine" matter – Proposal Three: Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the 2025 fiscal year. Your broker or nominee will not have discretion to vote on Proposals One, Two, Four and Five, each of which is a "non-routine" matter, unless you tell your broker how you want to vote.

11. What happens if a director standing for election fails to receive an affirmative vote from a majority of the votes cast?

In the event a director standing for re-election fails to receive (x) a number of affirmative votes cast by the holders of the outstanding shares of our common stock present or represented by proxy and entitled to vote that exceeds (y) the votes against such nominee cast by the holders of the outstanding shares of common stock present or represented by proxy and entitled to vote in an uncontested election, then such nominee has agreed to provide a resignation from the Board. Such nominee shall be a hold over director and have his or her resignation considered by our Nominating and Corporate Governance Committee.

Our Nominating and Corporate Governance Committee shall consider such tendered resignation and shall make a recommendation to our Board concerning the acceptance or rejection of such resignation within 45 days following the date of the stockholders' meeting at which the election of directors occurred. In determining its recommendation to our Board, our Nominating and Corporate Governance Committee shall consider all factors deemed relevant by the members of the Nominating and Corporate Governance Committee including, without limitation, the reason or reasons why stockholders voted against such director's re-election, the qualifications of the director, the director's experience with and knowledge of the Company and expected future contributions to the Company, and whether the director's resignation from our Board would be in the best interests of the Company and its stockholders.

Our Board shall then take formal action on our Nominating and Corporate Governance Committee's recommendation no later than 90 days following the date of the stockholders' meeting at which the election of directors occurred. In considering the Nominating and Corporate Governance Committee's recommendation, our Board shall consider the information, factors and alternatives considered by the committee and such additional information, factors and alternatives as our Board deems relevant. Following our Board's decision, we will publicly disclose, in a Form 8-K filed with the SEC, our Board's decision.

12. Why do Proposal Four and Proposal Five each require an affirmative vote from at least two-thirds of the shares outstanding to pass and what happens if either proposal does not pass?

In order to phase in the declassification of our Board, we are proposing to amend Sections 3, 4 and 5 of Article VI of our Certificate of Incorporation. Per Article X of our Certificate of Incorporation, amending certain Articles of our Certificate of Incorporation, including Article VI, requires the affirmative vote of the holders of at least two-thirds of the voting power of all of our then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. In the event Proposal Four fails to receive the required affirmative vote, our existing classified board structure will remain intact.

Similarly, in order to remove the supermajority voting requirements to amend our governing documents, we are proposing to amend Articles V and X of our Certificate of Incorporation. Per Article X of our Certificate of Incorporation, amending certain Articles of our Certificate of Incorporation, including Articles V and X, requires the affirmative vote of the holders of at least two-thirds of the voting power of all of our then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. In the event Proposal Five fails to receive the required affirmative vote, our existing supermajority voting requirements to amend our governing documents will remain intact.

For additional information about the proposed declassification of our Board and removal of our supermajority voting requirements, see "Proposal Four: Declassification of the Board" and "Proposal Five: Removal of the Supermajority Voting Requirement to Amend the Company's Governing Documents," respectively.

13. The proposal to declassify your Board (Proposal Four) was in your 2018 through 2024 Proxy Statements and the proposal to remove the supermajority voting requirements to amend your governing documents (Proposal Five) was in your 2023 and 2024 Proxy Statements. Why is each proposal again in your 2025 Proxy Statement?

Since 2018, in response to stockholder feedback, we proposed to amend Sections 3, 4 and 5 of Article VI of our Certificate of Incorporation in order to phase in the declassification of our Board. As stated above, per Article X of our Certificate of Incorporation, amending certain Articles of our Certificate of Incorporation, including Article VI, requires the affirmative vote of the holders of at least two-thirds of the voting power of all of our then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

The 2018 through 2024 proposals to declassify our Board each failed, receiving between approximately 46.8% and 63.8% of the affirmative vote of our then-outstanding shares of capital stock. Of those shares that voted for this proposal at each annual meeting, the overwhelming majority voted in favor of the proposal. Accordingly, the proposal to declassify our Board did not pass in prior years because voter turn-out was not sufficient.

Similarly, since 2023, in response to stockholder feedback, we proposed to amend Articles V and X of our Certificate of Incorporation to remove the supermajority voting requirements to amend our governing documents. As stated above, per Article X of our Certificate of Incorporation, amending certain Articles of our Certificate of Incorporation, including Articles V and X, requires the affirmative vote of the holders of at least two-thirds of the voting power of all of our then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

The 2023 and 2024 proposals to remove our supermajority voting requirements failed, receiving approximately 63.8% and 60.0%, respectively, of the affirmative vote of our then-outstanding shares of capital stock. Of those shares that voted for this proposal at each annual meeting in 2023 and 2024, the overwhelming majority voted in favor of the proposal. Accordingly, the proposal to remove the supermajority voting requirements to amend our governing documents did not pass previously because voter turn-out was not sufficient.

In light of the strong stockholder support each of these proposals have received in prior years and because the Board continues to believe in the merits of declassifying our Board and removing the supermajority voting requirements to amend our governing documents, it has included each of the proposals again for consideration and recommends that stockholders vote in favor of each of the proposals.

14. How will my proxy be voted?

All signed, returned proxies that are not revoked will be voted in accordance with the instructions provided. Signed proxies that give no instructions as to how they should be voted on a particular proposal at the Annual Meeting will be voted "for" such proposal, or in the case of the election of directors, voted "for" election of all nominees presented by the Board.

15. How do I change or revoke my proxy?

Any person who provides a proxy by voting via the Internet, by phone or by submitting a proxy card has the power to revoke it prior to the Annual Meeting or at the Annual Meeting prior to the vote pursuant to the proxy. A proxy may be revoked by a writing delivered to us stating that the proxy is revoked, by a subsequent proxy delivered before or during the Annual Meeting, by voting again on a later date on the Internet or by phone (only your latest Internet or phone proxy submitted prior to the Annual Meeting will be counted) or by participation at the Annual

Meeting and voting at the Annual Meeting via the Internet. Please note, however, that if a stockholder's shares are held of record by a broker, bank or other nominee and that stockholder wishes to vote at the Annual Meeting, the stockholder must obtain a legal proxy from the broker, as described in the section "Who is entitled to vote at the Annual Meeting?" above.

16. Who will count the votes?

We have designated a representative of Broadridge Financial Solutions, Inc. as the Inspector of Elections who will count the votes.

17. How can I make proposals or nominate a director at next year's annual meeting?

You may present proposals for action at a future meeting or submit nominations for election of directors only if you comply with the requirements of the proxy rules established by the SEC and our Bylaws, as applicable. In order for a stockholder proposal to be considered for inclusion in our Proxy Statement and form of proxy relating to our annual meeting of stockholders to be held in 2026 pursuant to SEC Rule 14a-8, the proposal must be received by us at our principal executive offices no later than December 24, 2025. Stockholders wishing to bring a proposal or nominate a director before the annual meeting to be held in 2026 (but would not be included in our proxy materials) must provide written notice of such proposal to our Secretary at our principal executive offices received between February 18, 2026 and March 20, 2026, and comply with the other provisions of our Bylaws. In addition, any notice of a director nomination must include the additional information required by Rule 14a-19(b) under the Exchange Act.

18. Who pays for the expenses of solicitation?

The expenses of soliciting proxies to be voted at the Annual Meeting will be paid by us. Following the original mailing of the proxies and other soliciting materials, we or our agents may also solicit proxies in person, by phone or email. Following the original mailing of the proxies and other soliciting materials, we will request that banks, brokers, custodians, nominees and other stockholders of record of our common stock forward copies of the proxy and other soliciting materials to persons for whom they hold shares of common stock and request authority for the exercise of proxies. We will reimburse banks, brokers, custodians, nominees and other stockholders of record for reasonable charges and expenses incurred in forwarding soliciting materials to their clients.

We have engaged D.F. King & Co., Inc., a professional proxy solicitation firm, to assist us in distributing proxy materials and soliciting proxies for a fee of $12,500, plus reasonable out-of-pocket expenses.

If you vote using the Internet or by phone, you may incur data or telephone usage charges from Internet access providers and phone companies. We do not reimburse those costs.

19. I share an address with another stockholder. Why did we receive only one copy of the proxy materials and how may I obtain an additional copy of the proxy materials?

When two or more stockholders share the same address, the SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for a Notice of Internet Availability of Proxy Materials or other Annual Meeting materials by delivering a single Notice of Internet Availability of Proxy Materials or other Annual Meeting materials to that shared address. This process, which is commonly referred to as "householding," is intended to be convenient for stockholders and companies.

A number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A single Notice will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. If you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice, you may notify your broker. Additionally, upon written or oral request, we will undertake to promptly deliver a separate copy of the Notice and, if applicable, our Annual Report and other proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice and, if applicable, Annual Report and other proxy materials, you may write or email Investor Relations at 595 Market Street, Suite 200, San Francisco, California 94105, Attn: Investor Relations, email address IR@lendingclub.com.

Stockholders who have multiple accounts in their names or who share an address with other stockholders can request "householding" and authorize your broker to discontinue mailings of multiple annual reports and Proxy Statements by contacting your broker or us at the address or telephone number identified above.

20. How do I request paper copies of the proxy materials, including the annual report?

You may request paper copies of the 2025 proxy materials by following the instructions listed at www.proxyvote.com, by telephoning (800) 579-1639 or by sending an e-mail to sendmaterial@proxyvote.com.

Additionally, we will mail without charge, upon written request, a copy of our Annual Report, including the financial statements and list of exhibits, and any exhibit specifically requested. Requests should be sent to 595 Market Street, Suite 200, San Francisco, California 94105, Attn: Investor Relations. The Annual Report is also available at http://ir.lendingclub.com.

21. Will a list of stockholders be made available?

We will make a list of record holders available ten days prior to the Annual Meeting, at our offices located at 595 Market Street, Suite 200, San Francisco, California 94105. Please contact us at (415) 930-7440 if you wish to inspect the list of stockholders prior to the Annual Meeting.

Other Business

The Board does not presently intend to bring any other business before the Annual Meeting, and, so far as is known to it, no matters are to be brought before the Annual Meeting except as specified in the notice of the Annual Meeting. As to any business that may properly come before the Annual Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

Whether or not you expect to participate in the Annual Meeting via the Internet, please complete, date, sign and promptly return the accompanying proxy in the enclosed postage-paid envelope, or vote via the Internet or by phone, so that your shares may be represented at the Annual Meeting.

Annex I: Amendments to the Eighth Amended and Restated Certificate of Incorporation to Declassify the Board

If Proposal Four is passed, then Sections 3, 4 and 5 of Article VI of our Certificate of Incorporation shall be amended as follows:

ARTICLE VI: MATTERS RELATING TO THE BOARD OF DIRECTORS

* * * * * * * * * * *

3. ~~Classified~~ Board Election. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided, with respect to the time for which they severally hold office, into three classes designated as Class I, Class II and Class III, respectively (the "***Classified Board***"). The Board may assign members of the Board already in office to the Classified Board, which assignments shall become effective at the same time the Classified Board becomes effective. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board, with the number of directors in each class to be divided as nearly equal as reasonably possible. The initial term of office of the Class I directors shall expire at the Corporation's first annual meeting of stockholders following the closing of the Corporation's initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, relating to the offer and sale of Common Stock to the public (the "***Initial Public Offering***"), the initial term of office of the Class II directors shall expire at the Corporation's second annual meeting of stockholders following the closing of the Initial Public Offering and the initial term of office of the Class III directors shall expire at the Corporation's third annual meeting of stockholders following the closing of the Initial Public Offering. At each annual meeting of stockholders following the closing of the Initial Public Offering, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. **Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, directors elected after the date of the annual meeting of stockholders to be held in 2025 shall stand for election as a director at the next annual meeting of stockholders and shall, if elected, hold office until the next annual meeting of stockholders and until such director's successor is elected and qualified, or until such director's earlier death, resignation or removal. At and after the annual meeting of stockholders to be held in 2028, the directors shall no longer be classified with respect to the time for which they hold office.**

4. Term and Removal. Each director shall hold office until such director's successor is elected and qualified, or until such director's earlier death, resignation or removal. Any director may resign at any time upon notice to the Corporation given in writing or by any electronic transmission permitted in the Corporation's Bylaws. ~~Subject~~**Until the annual meeting of stockholders to be held in 2028, subject** to the rights of the holders of any series of Preferred Stock, no director may be removed except for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding shares of capital stock of the Corporation then entitled to vote at an election of directors voting together as a single class. **From and after the annual meeting of stockholders to be held in 2028, holders of a majority of the shares then entitled to vote at an election of directors voting together as a single class may remove any director or the entire Board with or without cause.** No decrease in the authorized number of directors constituting the Board shall shorten the term of any incumbent director.

5. Board Vacancies. Subject to the rights of the holders of any series of Preferred Stock, any vacancy occurring in the Board for any cause, and any newly created directorship resulting from any increase in the authorized number of directors, shall, unless (a) the Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders or (b) as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for a term expiring at the **next annual meeting of stockholders (or, if so elected prior to the annual meeting of stockholders to be held in 2028, for a term expiring at the** annual meeting of stockholders at which the term of office of the class to which the director has been assigned expires ~~or~~**) and** until such director's successor shall have been duly elected and qualified, or until such director's earlier death, resignation or removal.

* * * * * * * * * *

Annex II: Amendments to the Eighth Amended and Restated Certificate of Incorporation to the Remove Supermajority Voting Requirements

If Proposal Five is passed, then Articles V and X of our Certificate of Incorporation shall be amended as follows:

ARTICLE V: AMENDMENT OF BYLAWS

The Board shall have the power to adopt, amend or repeal the Bylaws of the Corporation. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board shall require the approval of a majority of the Whole Board. For purposes of this Certificate of Incorporation, the term "Whole Board" shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; *provided, however*, that in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation (including any Preferred Stock issued pursuant to a Certificate of Designation), the affirmative vote of the holders of at least ~~two-thirds~~ **a majority** of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws of the Corporation.

ARTICLE X: AMENDMENT OF CERTIFICATE OF INCORPORATION

If any provision of this Certificate of Incorporation becomes or is declared on any ground by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Certificate of Incorporation, and the court will replace such illegal, void or unenforceable provision of this Certificate of Incorporation with a valid and enforceable provision that most accurately reflects the Corporation's intent, in order to achieve, to the maximum extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Certificate of Incorporation shall be enforceable in accordance with its terms.

The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation~~; *provided, however*, that, notwithstanding any other provision of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of this Corporation required by law or by this Certificate of Incorporation, the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal this Article X or Article V, Article VI, Article VII or Article VIII~~.

* * * * * * * * * * *

Exhibit A: Reconciliation of Non-GAAP Financial Measures

This proxy statement contains Pre-Provision Net Revenue (PPNR), a non-GAAP financial measure calculated by subtracting the provision for credit losses and income tax benefit/expense from net income.

We believe PPNR provides management and investors with useful supplemental information about the underlying financial performance of our business, enables comparison of financial results between periods where certain items may vary independent of business performance, and enables comparison of our financial results with other public companies. However, PPNR has limitations as an analytical tool and you should not consider it in isolation or as a substitute for an analysis of our results under GAAP.

The following tables provide a reconciliation of PPNR to the nearest GAAP measure, with financial figures presented in thousands of dollars:

For the year ended December 31,	2024	2023	2022	2021	2020
GAAP Net income (loss)	$51,330	$38,939	$289,685	$18,580	$(187,538)
Less: Provision for credit losses	$(178,267)	$(243,565)	$(267,326)	$(138,800)	$(3,382)
Less: Income tax benefit (expense)	$(13,736)	$(15,678)	$136,648	$136	$79
Pre-provision net revenue	$243,333	$298,182	$420,363	$157,244	$(184,235)

For the year ended December 31,	2024	2023	2022	2021	2020
Non-interest income	$252,970	$302,781	$712,391	$605,799	$258,756
Net interest income	$534,041	$561,838	$474,825	$212,831	$59,328
Total net revenue	$787,011	$864,619	$1,187,216	$818,630	$318,084
Non-interest expense	$(543,678)	$(566,437)	$(766,853)	$(661,386)	$(502,319)
Pre-provision net revenue	$243,333	$298,182	$420,363	$157,244	$(184,235)
Provision for credit losses	$(178,267)	$(243,565)	$(267,326)	$(138,800)	$(3,382)
Income (Loss) before income tax benefit (expense)	$65,066	$54,617	$153,037	$18,444	$(187,617)
Income tax benefit (expense)	$(13,736)	$(15,678)	$136,648	$136	$79
GAAP Net income (loss)	$51,330	$38,939	$289,685	$18,580	$(187,538)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

Commission File Number: 001-36771

LendingClub Corporation

(Exact name of registrant as specified in its charter)

Delaware	**51-0605731**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

595 Market Street, Suite 200,
San Francisco,   CA   94105
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (415) 930-7440

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol	Name of each exchange on which registered:
Common stock, par value $0.01 per share	LC	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒		Accelerated filer	☐
Non-accelerated filer	☐		Smaller reporting company	☐
			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was $824,231,718 based on the closing price reported for such date on the New York Stock Exchange. Shares of the registrant's common stock held by each executive officer, director and holder of 10% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

As of January 31, 2025, there were 113,383,917 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's Definitive Proxy Statement for the Registrant's 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent stated herein. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2024.

LENDINGCLUB CORPORATION

Annual Report On Form 10-K
For Fiscal Year Ended December 31, 2024

TABLE OF CONTENTS

Glossary		**1**
Forward-looking Statements		**3**
PART I		**5**
Item 1.	**Business**	**5**
Item 1A.	**Risk Factors**	17
Item 1B.	**Unresolved Staff Comments**	47
Item 1C.	**Cybersecurity**	47
Item 2.	**Properties**	48
Item 3.	**Legal Proceedings**	49
Item 4.	**Mine Safety Disclosures**	49
PART II		**50**
Item 5.	**Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**	**50**
Item 6.	**[Reserved]**	**52**
Item 7.	**Management's Discussion and Analysis of Financial Condition and Results of Operations**	**53**
Item 7A.	**Quantitative and Qualitative Disclosures About Market Risk**	**78**
Item 8.	**Financial Statements and Supplementary Data**	**78**
Item 9.	**Changes in and Disagreements With Accountants on Accounting and Financial Disclosure**	**141**
Item 9A.	**Controls and Procedures**	141
Item 9B.	**Other Information**	143
Item 9C.	**Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**	143
PART III		**143**
Item 10.	**Directors, Executive Officers and Corporate Governance**	143
Item 11.	**Executive Compensation**	143
Item 12.	**Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**	143
Item 13.	**Certain Relationships and Related Transactions, and Director Independence**	144
Item 14.	**Principal Accountant Fees and Services**	144
PART IV		**145**
Item 15.	**Exhibits and Financial Statement Schedules**	145
Item 16.	**Form 10-K Summary**	145
Signatures		**146**
Exhibit Index		**148**

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Glossary

The following is a list of common acronyms and terms LendingClub Corporation regularly uses in its financial reporting:

ACL	Allowance for Credit Losses (includes both the allowance for loan and lease losses, allowance for securities available for sale and the reserve for unfunded lending commitments)
AFS	Available for Sale
ALLL	Allowance for Loan and Lease Losses
Annual Report	Annual Report on Form 10-K for the year ended December 31, 2024
ASU	Accounting Standards Update
AUM	Assets Under Management (outstanding balances of Loan Originations serviced by the Company including loans sold to investors as well as loans held for investment and held for sale by the Company)
Balance Sheet	Consolidated Balance Sheets
CECL	Current Expected Credit Losses (Accounting Standards Update 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments)
CET1	Common Equity Tier 1
CET1 Capital Ratio	Common Equity Tier 1 capital divided by total risk-weighted assets as defined under the Basel III capital framework
DCF	Discounted Cash Flow
EPS	Earnings Per Share
Exchange Act	Securities Exchange Act of 1934, as amended
FRB or Federal Reserve	Board of Governors of the Federal Reserve System and, as applicable, Federal Reserve Bank(s)
GAAP	Accounting Principles Generally Accepted in the United States of America
HFI	Loans which are retained by the Company and held for investment
HFS	Held for sale loans expected to be sold to investors, including Marketplace Loans
Income Statement	Consolidated Statements of Income
LC Bank or LendingClub Bank	LendingClub Bank, National Association
LendingClub, LC, the Company, we, us, or our	LendingClub Corporation and its subsidiaries
Loan Originations	Unsecured personal loans and auto refinance loans originated by the Company or facilitated by third-party issuing banks
Marketplace Loans	Loan Originations designated as HFS and subsequently sold to investors
N/M	Not meaningful
Parent	LendingClub Corporation (the Parent Company of LendingClub Bank, National Association and other subsidiaries)
PPNR or Pre-Provision Net Revenue	PPNR, or Pre-Provision Net Revenue, is a non-GAAP financial measure calculated by subtracting the provision for credit losses and income tax benefit/expense from net income.
SEC	United States Securities and Exchange Commission
Securities Act	Securities Act of 1933, as amended
Statement of Cash Flows	Consolidated Statements of Cash Flows
Structured Program transactions	Asset-backed securitization transactions where certain accredited investors and qualified institutional buyers have the opportunity to invest in securities backed by a pool of unsecured personal whole loans.

Tier 1 Capital Ratio	Tier 1 capital, which includes Common Equity Tier 1 capital plus non-cumulative perpetual preferred equity that qualifies as additional tier 1 capital, divided by total risk-weighted assets as defined under the Basel III capital framework.
Tier 1 Leverage Ratio	Tier 1 capital, which includes Common Equity Tier 1 capital plus non-cumulative perpetual preferred equity that qualifies as additional tier 1 capital, divided by quarterly adjusted average assets as defined under the Basel III capital framework.
Total Capital Ratio	Total capital, which includes Common Equity Tier 1 capital, Tier 1 capital and allowance for credit losses and qualifying subordinated debt that qualifies as Tier 2 capital, divided by total risk-weighted assets as defined under the Basel III capital framework.
Unsecured personal loans	Unsecured personal loans originated on the Company's platforms, including an online direct to consumer platform and a platform connected with a network of education and patient finance providers.
VIE	Variable Interest Entity

Except as the context requires otherwise, as used herein, "LendingClub," "Company," "we," "us," and "our," refer to LendingClub Corporation, a Delaware corporation, and, where appropriate, its consolidated subsidiaries and consolidated variable interest entities (VIEs), including LendingClub Bank, National Association (LC Bank), and various entities established to facilitate loan sale transactions under LendingClub's Structured Program.

Forward-looking Statements

This Annual Report on Form 10-K for the year ended December 31, 2024 (Annual Report) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act). Forward-looking statements in this Annual Report include, without limitation, statements regarding borrowers, credit scoring, our strategy, future operations, expected losses, future financial position, future revenue, projected costs, prospects, plans, objectives of management, expected market growth and the impact on our business. You can identify these forward-looking statements by words such as "anticipate," "appear," "believe," "continue," "could," "estimate," "expect," "forecast," "future," "intend," "may," "opportunity," "plan," "predict," "project," "should," "strategy," "target," "will," "would," or similar expressions.

These forward-looking statements include, among other things, statements about:

- The impact of, and our ability to successfully navigate, the current interest rate and economic climate;
- whether and when we become subject to supervision and enforcement by the Consumer Financial Protection Bureau;
- our ability to sustain the business under adverse circumstances;
- our ability to attract and retain new members, to expand our product offerings and services, to improve revenue and generate recurring earnings, and to increase resiliency;
- our compliance, and that of third-party partners or providers, with applicable local, state and federal laws, regulations and regulatory developments or court decisions affecting our business;
- the effects of natural disasters, public health issues, acts of war or terrorism and other external events on our customers and business, including the Ukrainian-Russian and Gaza Strip conflicts;
- the impact of changes in laws or the regulatory or supervisory environment, including as a result of legislation, regulation, policies, legal challenges to agency regulations and interpretations or changes in government officials or other personnel;
- the impact of changes in monetary, fiscal, or trade laws or policies;
- the impact of accounting standards or policies, including the Current Expected Credit Losses (CECL) standard;
- the results of examinations of us by regulatory authorities and the possibility that any such regulatory authority may, among other things, require us to limit our business activities, increase our allowance for loan losses, increase our capital levels, or affect our ability to borrow funds or maintain or increase deposits;
- our ability, and that of third-party partners or providers, to maintain an enterprise risk management framework that is effective in mitigating risk;
- our ability to effectively manage capital or liquidity to support our evolving business or operational needs, while remaining compliant with regulatory or supervisory requirements and appropriate risk management standards;
- our ability to attract and retain loan borrowers;
- our ability to develop and maintain our deposit base or other low-cost funding sources necessary to fund our activities;
- the impact of changes in consumer spending, borrowing and saving habits;
- the impact of the continuation of, or changes in, the interest rate environment;
- our expectations on the interplay among origination volume, underwriting standards and interest rates;
- the ability and willingness of borrowers to repay loans;
- our belief that certain loans and leases in our commercial loan portfolio will be fully repaid in accordance with the contractual loan terms;
- our ability to maintain investor confidence in the operation of our platform;

- our ability to retain existing sources and secure new or additional sources of investor commitments for our platform;
- the performance of our loan products and expected rates of return for investors;
- platform volume, pricing and balance;
- the effectiveness of our platform's credit decisioning and scoring models;
- our ability to innovate and the adoption and success of new products and services;
- the adequacy of our corporate governance, risk management framework and compliance programs;
- the impact of, and our ability to resolve, pending litigation and governmental inquiries and investigations;
- the use of our own capital to purchase loans and the impact of holding loans on and our ability to sell loans off our balance sheet;
- our intention not to sell our available for sale (AFS) investment portfolio;
- our financial condition and performance, including the impact that management's estimates have on our financial performance;
- our ability, and that of third-party partners and providers, to maintain service and quality expectations;
- the inputs used in the fair value measurement of our financial instruments;
- our estimate of our interest rate sensitivity;
- our calculation of expected credit losses for our collateral-dependent loans;
- our estimated maximum exposure to losses;
- our expectation of loan servicing fee revenue based on forecasted prepayments and estimated market rate of servicing at the time of loan sale;
- capital expenditures;
- our compliance with contractual obligations or restrictions;
- the potential impact of macroeconomic developments, including recessions, inflation or other adverse circumstances;
- our ability to develop and maintain effective internal controls;
- our ability to recruit and retain quality employees to support current operations and future growth;
- our ability to continue to realize the financial and strategic benefits of our digital marketplace bank business model;
- changes in the effectiveness and reliability of our information technology and computer systems, including the impact of any security or privacy breach;
- the impact of artificial intelligence on our business;
- Our ability to control our cost structure;
- our ability to manage and repay our indebtedness; and
- other risk factors listed from time to time in reports we file with the SEC.

We caution you that the foregoing list may not contain all of the forward-looking statements in this Annual Report. We may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. We have included important factors in the "Risk Factors" section of this Annual Report, as well as in our consolidated financial statements, related notes, and other information appearing elsewhere in this Annual Report and our other filings with the SEC that could, among other things, cause actual results or events to differ materially from forward-looking statements contained in this Annual Report. Forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this Annual Report carefully and completely and with the understanding that actual future results may be materially different from what we expect. We do not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, actual results, future events or otherwise, other than as required by law.

PART I

Item 1. Business

Introduction

LendingClub is a digital-first company focused on building lifetime lending relationships with our members. We execute against a core strategy of acquiring new members with our award-winning personal loan product, then engaging and retaining them with other innovative lending, deposit and debt management products. Founded in 2006, LendingClub operates a leading, nationally chartered, digital marketplace that leverages data and technology to increase access to credit, lower borrowing costs, and improve returns on savings. We offer a suite of deposit and loan products through a smart, simple and rewarding digital experience. We retain a portion of the loans we originate and sell the remainder to marketplace investors including banks, credit unions, asset managers, and private credit funds. Since our founding, more than 5 million individuals have become members and we have facilitated more than $95 billion of loans.

Our loan origination and deposit gathering model

Our sales and marketing efforts are designed to efficiently attract and retain members, build brand awareness, and support member satisfaction. We attract and retain members directly through our website and mobile app, using channels such as, online affiliate partners, direct mail, paid search engines, online display advertising, email, social media, and strategic relationship referrals. When our members need another loan or deposit product, many return to LendingClub – at very low acquisition cost to us – which increases the lifetime value of these repeat members while providing them additional opportunities to improve their financial position.

Our primary loan products include unsecured personal loans, patient and education finance loans, and secured auto refinance loans (Consumer Loans). Once a loan application is received, our multivariable and automated processes enable us to assess risk and present approved applicants with one or more loan options, including the term, rate, and amount for which the applicant qualifies. Although approval of the vast majority of our loans is automated, we may perform additional applicant verifications. Once any additional verifications are completed, the loan is originated and funded, net of any origination fee retained by us.

We currently offer borrowers multiple features to lower their cost of debt and enhance their financial position, including balance transfers (where a borrower's existing credit card debt(s) are directly paid down and the debt is consolidated into a fixed-rate term loan), joint applications (where borrowers may receive a better rate when they jointly apply for a personal loan), and our recently introduced TopUp product (where borrowers can easily combine their existing LendingClub loan with additional loan proceeds into a new single payment loan). These loan products are intended to directly address the core borrowing needs of our members and are underpinned by our scalable technology platform and capabilities.

Our commercial lending business is primarily focused on small businesses, and we participate in the U.S. Small Business Administration (SBA) lending programs, which guarantee a portion of the loan in the case of borrower default. Commercial loans are sourced through relationships with businesses across the country. We underwrite loans based on the creditworthiness of businesses, including an assessment of cash flows, and on the underlying value of any collateral. In the first quarter of 2023, we ceased originating commercial real estate loans and equipment leases and currently intend to retain the existing loan portfolios to maturity.

Our deposit business includes sourcing deposits directly from customers and from third-party marketing channels and deposit brokers. For consumer depositors, we offer FDIC-insured high-yield savings accounts, checking accounts, and certificates of deposit (CDs). Our high-yield savings accounts allow members to enhance their savings by earning a competitive interest rate on their entire balance. In addition, we recently launched a new product, LevelUp Savings, to reward members with our best interest rates for engaging in positive savings behavior.

Our checking accounts deliver an award-winning digital experience and member-friendly features, such as ATM fee rebates, no overdraft fees, and early direct deposits.

Our marketplace

Our Consumer Loans are either: (i) sold to marketplace investors or (ii) retained by LC Bank. Our commercial loans are generally retained by LC Bank.

Loan Sales (Marketplace Activity): We sell loans to marketplace investors through our innovative and proprietary marketplace. The composition of these investors varies from time to time, but can include banks, institutional funds, private credit funds, asset managers, and insurance companies. Our marketplace loan sales are executed as either: (i) loan sales shortly after origination or through our Extended Seasoning program, or (ii) Structured Program transactions.

In 2023, we launched Structured Certificates – a new type of private Structured Program transaction. In this structure, we have primarily retained (but may sell) the senior securities at a fixed rate, along with the amount required pursuant to the U.S. Risk Retention Rules, and we sell the residual certificates to marketplace investors. This structure, developed by LendingClub and enabled by our marketplace bank model, delivers a transaction that benefits both marketplace investors and LendingClub. Marketplace investors earn compelling levered returns (without the need for the financing typically required for a whole loan purchase) and LendingClub earns an attractive yield with remote credit risk on its retained senior securities. Since launch through the end of 2024, we sold over $4.7 billion of loans under this program.

Also in 2023, as part of our Extended Seasoning program, we began accumulating loans into the held for sale portfolio to meet marketplace investor demand for seasoned loans. Under this program, we earn interest income on the loans during the holding period.

We also facilitate loan sales through LCX, our real-time electronic platform and settlement technology. This proprietary platform allows for dynamically priced loans at scale and can easily be customized to meet the needs of individual marketplace investors, making transactions on our marketplace fast, easy, and repeatable.

LendingClub Bank: LC Bank retains loans and funds those loans directly with its own capital and deposits. We retain these loans as held for investment (HFI) or held for sale (HFS) and recognize the associated recurring revenue over the period that these loans are held on LC Bank's balance sheet.

Loan Purchases: From time to time, we may opportunistically purchase loans, including portfolios of loans that we previously originated and sold to marketplace investors. Since the fourth quarter of 2022, we have acquired such loan portfolios with over $2.5 billion in outstanding principal balance.

Our competitive advantages

As a digital marketplace bank, we offer key business model and competitive advantages over both traditional banks and fintech marketplaces. These include:

- *Financially attractive and resilient business model.* As a bank, we benefit from two distinct revenue streams: (i) marketplace revenue in the form of origination fees from borrowers and servicing fees on loans sold to marketplace investors, which provides attractive in-period income, and (ii) net interest income earned from retaining loans and senior securities related to Structured Program transactions (offset by interest expense on our deposits), which provide a recurring and resilient revenue source. In addition to improving our loan-level economics, our banking capabilities also substantially increase the long-term resiliency of our business by providing access to deposit funding, instead of higher-cost and more volatile third-party warehouse funding. Finally, as a digital marketplace bank without the typical brick-and-mortar branch network and related infrastructure of traditional banks, we are better able to leverage technology to meet customers where they are and provide them with smart, simple, and rewarding solutions.

- *Unmatched data and analytics, which power our customer experience and underwriting results.* We believe that lending is essentially a data problem and that we have the technology and expertise to solve it. We serve members across a wide band of the credit spectrum and have facilitated more than $95 billion of loans. Through our interactions with applicants and members, we have collected more than 150 billion cells of performance and behavioral data across thousands of attributes and various economic cycles. That data informs our activities across the customer lifecycle in both lending and savings – from marketing to underwriting, pricing, and servicing – and informs our proprietary credit decisioning and machine learning models to rapidly adapt and adjust to changing environments. As a result of our data advantage and iterative credit modeling, third-party data shows that we are able to assess credit risk more effectively than traditional scoring models and our peer set, which allows us to expand access to credit and generate savings for members while also generating competitive risk-adjusted returns. We also believe these advantages promote lower customer acquisition costs and give us a deep understanding of our members, which helps us anticipate their needs, informs future product offerings, and enables us to effectively customize offers.

- *Strong, growing, and engaged customer base.* Our scalable technology marketplace, customer-focused culture, and use of data and analytics has enabled us to provide loans and deposit accounts to our millions of members. Our typical member is among the industry's most sought-after consumers: borrowers who have relatively high incomes ($100,000+ annual income on average), high FICO scores (above 700 on average) and are between mid-30s to mid-50s in age. Many of our members have accumulated higher-cost debt as a result of relying on a limited set of available credit options to bridge cash flow gaps or disruptions and they want better, lower-cost solutions. We are able to help members refinance their higher-cost debt into a lower-cost, fixed-rate product, thereby providing our members with both savings and a pathway toward an improved financial position. Our high net promoter score reflects the strong affinity our members have for our brand and the value we provide. In fact, many of our members return to us for a subsequent personal loan and/or to increase their savings through other loan products, like auto refinance, and/or checking and deposit products. These repeat members have very low acquisition costs, demonstrate better loan performance, and are avid proponents of LendingClub, which serves as a powerful foundation for extension into future products.

Our marketplace serves a broad range of investors who purchase and invest in our loans, which includes banks, institutional funds, private credit funds, asset managers, and insurance companies. Our marketplace primarily competes with other investment vehicles and asset classes, such as equities, bonds, and short-term fixed income securities. LendingClub's key competitive advantages for marketplace investors include:

- *Competitive risk-adjusted returns and short duration.* We have over a 15-year track record of generating competitive risk-adjusted returns for marketplace investors. Our loans compare favorably to other alternative investment options due to their higher yield and shorter duration. We dynamically price loans based on a variety of inputs, such as competitive insights, supply and demand, and prevailing interest rates.

- *Portfolio diversification.* Loans we sell through our marketplace can offer duration, geographic, and/or asset diversification to these investors.

- *Innovative and easy-to-use technology platform.* Our marketplace brings the traditional loan trading model into the digital age with faster, more efficient transactions that enable borrowers and marketplace investors alike to achieve better outcomes. Our marketplace supports same-day automated settlements, flexible real-time market-based pricing, the ability to customize marketplace investor portfolios and trading activity and passive or active loan selection strategies.

- *Regulated and resilient counterparty.* As a national bank subject to regulatory oversight and an investor in our own loans, LendingClub is a trusted partner, which is especially important for banks participating on our marketplace.

LendingClub's key competitive advantages also extend to our members, including:

- *Easy access to affordable credit.* We allow members to easily apply for a loan from a desktop or mobile device, presenting a variety of rate and term options with no impact to their credit score. Once an offer is selected, we run credit and identity verifications, relying on automation, when possible, to reduce friction, and typically deposit net loan proceeds to approved applicants within a matter of days.
- *Improvements in their financial position.* Members who use a LendingClub personal loan to pay off their existing debt not only reduce their cost of debt but also may increase their credit score.
- *Access to other LendingClub products and services.* Members have access to a growing set of financial products and services that are designed to work well together to deliver smart, simple, and rewarding solutions.

Seasonality

Historically, borrower demand for our loans is generally lower in the first and fourth quarters of the year, which can result in lower origination volume and contribute to fluctuations in our operating results.

Revenue

We sell Consumer Loans to marketplace investors, which generates a majority of related revenue immediately upon sale, or by using our own capital to hold the loans for investment, which generates revenue over the life of the loan.

Revenue from loans HFS is recorded in "Marketplace revenue" and "Interest income" on our Consolidated Statements of Income (Income Statement). Marketplace revenue includes origination fees recorded at the time of loan origination and is monetized as cash from marketplace investor sale proceeds. Marketplace revenue also includes the gain on sales of loans (recognition of servicing asset), servicing fees received from marketplace investors over the life of the loan, and net fair value adjustments (gains or losses from sale prices in excess of or less than the loan principal amount sold and realized net charge-offs). We also earn interest income on loans HFS between the time of origination and the settlement date of the loan sales to marketplace investors. As loans are held on the Balance Sheet, incremental fair value adjustments on the loans are recorded in "Net fair value adjustments" within "Marketplace revenue," whereas the associated interest income, based on the loans' contractual interest rate, is recorded within "Net interest income."

Revenue from loans HFI at amortized cost is recorded in "Interest income" on our Income Statement. Origination fees and applicable costs on loans HFI are deferred and are accreted through interest income, over the life of the loans and are accelerated when loans are paid in full before their maturity date. The CECL allowance for HFI loans at amortized cost is calculated using a discounted cash flow (DCF) approach and is an estimate of the net present value of lifetime expected credit losses, which is initially recognized through earnings (as "Provision for credit losses") at the time of origination, while the loan interest received and the accretion of deferred fees and costs are recognized according to the loan's contractual payment terms. Due to the timing difference caused by origination fee deferrals and upfront credit loss provisioning, earnings are disproportionately impacted from investment in our HFI loan portfolio (at amortized cost) before benefiting from higher levels of interest income in later periods.

HFI loans are measured at fair value if the Company elects the fair value option. We may elect the fair value option for certain HFI loans. Interest income is recorded under the effective interest method, which considers any purchase premium or discounts. In addition, purchase-related discounts absorb credit losses. We record fair value adjustments on loans that are recorded at fair value in "Marketplace revenue" on our Income Statement.

Competition

The financial services industry is highly competitive, rapidly changing, highly innovative, and subject to regulatory scrutiny and oversight. We compete with financial services providers such as banks, credit unions, and finance companies. We also face increased competition from non-bank institutions such as online and marketplace lending companies, as well as from financial services subsidiaries of commercial and manufacturing companies. Many of these competitors have less regulatory oversight and some may have lower cost structures. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services.

See "*Item 1A. Risk Factors – Substantial and increasing competition in our industry may harm our business*" for further discussion of the potential impact of competition on our business.

Regulation and Supervision

<u>General</u>

The U.S. financial services and banking industry is highly regulated. The bank regulatory regime is intended primarily for the protection of customers, the public, the financial system and the Deposit Insurance Fund (DIF) of the Federal Deposit Insurance Corporation (FDIC), rather than our stockholders or creditors.

The legal and regulatory regime affects virtually all aspects of our operations. Statutes, regulations and regulatory and supervisory policies govern, among other things, the scope of activities that we may conduct and the manner in which we may conduct them; our business plan and growth; our board, management, and risk management infrastructure; the type, terms, and pricing of our products and services; our loan and investment portfolio; our capital and liquidity levels; our reserves against deposits; our ability to pay dividends, buy-back stock or distribute capital; and our ability to engage in mergers, acquisitions, strategic initiatives and transactions between LC Bank and its affiliates. The legal and regulatory regime is continually under review by legislatures, regulators and other governmental bodies, and changes regularly occur through the enactment or amendment of laws and regulations, through shifts in policy, implementation or enforcement or through legal challenges to new and/or existing agency regulations and interpretations. Changes are difficult to predict and could have significant effects on our business.

The material regulatory requirements that are applicable to us and our subsidiaries are summarized below. The description below, as well as other descriptions of laws and regulations in this Annual Report, are not intended to summarize all laws and regulations applicable to us and our subsidiaries, and are based upon the statutes, regulations, policies, interpretive letters and other written guidance that are in effect as of the date of this Annual Report.

<u>Regulatory Framework</u>

We are subject to regulation and supervision by multiple regulatory bodies. As a bank holding company, the Company is subject to the Bank Holding Company Act of 1956 (BHCA) and is subject to ongoing and comprehensive supervision, regulation, examination and enforcement by the Board of Governors of the Federal Reserve System (FRB). The FRB acts as the supervisor of the consolidated operations of bank holding companies.

As a national bank, LC Bank is subject to ongoing and comprehensive supervision, regulation, examination and enforcement by the Office of the Comptroller of the Currency (OCC). The OCC charges fees to national banks, including LC Bank, in connection with its supervisory activities. Further, the Consumer Financial Protection Bureau (CFPB) has supervision and enforcement authority relating to federal consumer financial laws and regulations over depository institutions with assets of $10 billion or more for four consecutive quarters. As of the filing of this Annual Report, LC Bank is not subject to supervision and enforcement by the CFPB. However, we currently anticipate that LC Bank will become subject to supervision and enforcement by the CFPB later in 2025.

LC Bank's deposits are insured by the DIF of the FDIC up to applicable legal limits. As an FDIC-insured depository institution, LC Bank is subject under certain circumstances to supervision, regulation and examination by the FDIC. The FDIC charges deposit insurance assessments to FDIC-insured institutions, including LC Bank, to fund and support the DIF. The rate of these deposit insurance assessments is based on, among other things, the risk characteristics of LC Bank. The FDIC has the power to terminate LC Bank's deposit insurance if it determines LC Bank is engaging in unsafe or unsound practices. Federal banking laws provide for the appointment of the FDIC as receiver in the event LC Bank were to fail, such as in connection with undercapitalization, insolvency, unsafe or unsound condition or other financial distress. In a receivership, the claims of the receiver for administrative expenses and the claims of LC Bank's depositors (and those of the FDIC as subrogee of LC Bank) would have priority over other general unsecured claims against LC Bank.

We are subject to the disclosure and regulatory requirements of the Securities Act and the Exchange Act, both as administered by the SEC. Our common stock is listed on the New York Stock Exchange (NYSE) under the trading symbol "LC" and therefore we are also subject to the rules of the NYSE for listed companies.

Notwithstanding the forgoing, the recent changes in U.S. presidential administration and the composition of the U.S. Congress is expected to lead to potentially significant changes to the existence, priorities, scope, practices and/or staffing levels of various regulatory agencies. For example, in February 2025, the Trump administration directed the CFPB to, among other things, suspend rule implementations and cease supervision activities. For more information see "*Item 1A. Risk Factors – Changes in the legal, regulatory or political regime could adversely affect our business, financial condition, and results of operations.*"

Broad Powers to Ensure Safety and Soundness

A principal objective of the U.S. bank regulatory system is to ensure the safety and soundness of banking organizations. Safety and soundness is a broad concept that includes financial, operational, compliance and reputational considerations, including matters such as capital, asset quality, quality of board and management oversight, earnings, liquidity, and sensitivity to market and interest rate risk.

The U.S. banking regulators have broad examination and enforcement authority. The regulators require banking organizations to file detailed periodic reports and regularly examine the operations of banking organizations. Banking organizations that do not meet the regulators' supervisory expectations can be subjected to increased scrutiny and supervisory criticism. The regulators have various remedies available, which may be public or of a confidential supervisory nature, if they determine that an institution's condition, management, operations or risk profile is unsatisfactory. The regulators may also take action if they determine that the banking organization or its management is violating or has violated any law or regulation. The regulators have the power to, among other things:

- require affirmative actions to correct any violation or practice;
- issue administrative orders that can be judicially enforced;
- direct increases in capital;
- direct the sale of subsidiaries or other assets;
- limit dividends and distributions;
- restrict growth and activities;
- set forth parameters, obligations and/or limitations with respect to the operation of our business;
- assess civil monetary penalties;
- remove officers and directors; and
- terminate deposit insurance.

Engaging in unsafe or unsound practices or failing to comply with applicable laws, regulations and supervisory agreements could subject us and our subsidiaries or their officers, directors and institution-affiliated parties to a broad variety of sanctions or remedies, including those described above.

Limits on Activities and Approval Requirements

The BHCA generally restricts the Company's ability, directly or indirectly, to engage in, or acquire more than 5% of any class of voting securities of a company engaged in, activities other than those determined by the FRB to be so closely related to banking as to be a proper incident thereto. The Gramm-Leach-Bliley Act expanded the scope of permissible activities to include those that are financial in nature or incidental or complementary to a financial activity for a bank holding company that elects to be a financial holding company, which requires the satisfaction of certain conditions. We have not elected financial holding company status.

The bank regulatory regime requires that we obtain prior approval of one or more regulators for various initiatives or corporate actions, including acquisitions or minority investments, the establishment, relocation or closure of branches, certain dividends or capital distributions. Regulators take into account a range of factors in determining whether to grant a requested approval, including the supervisory status of the applicant and its affiliates. Thus, there is no guarantee that a particular proposal by us would receive the required regulatory approvals.

The Community Reinvestment Act (CRA) requires federal banking regulators, in their review of certain applications by banking organizations, to take into account the applicant's record in helping meet the credit needs of its community, including low- and moderate-income neighborhoods. LC Bank is subject to periodic examination under the CRA by the OCC, which will assign ratings based on the methodologies set forth in its regulations and guidance. Less favorable CRA ratings, or concerns raised under the CRA, may result in negative regulatory consequences for LC Bank. The federal banking regulators have recently finalized reforms to the regulations implementing the CRA that, subject to the outcome of related litigation, may impact how certain activities may be considered, and how regulators may assess performance, under the CRA.

Company as Source of Strength for LC Bank

Federal law and the FRB policy require that a bank holding company serve as a source of financial and managerial strength for any FDIC-insured depository institution that it controls. Thus, if LC Bank were to be in financial distress or to otherwise be viewed by the regulators as in an unsatisfactory condition, then the Federal Reserve has the authority to require the Company to act as a source of strength for LC Bank, which could include providing additional capital or liquidity support, or take other action, in support of LC Bank, even if doing so is not otherwise in the best interest of the Company.

Capital and Liquidity Requirements and Prompt Corrective Action

The Company and LC Bank are expected to have established policies and practices for identifying, measuring, monitoring and controlling their funding and liquidity risks. The banking regulators view capital levels as important indicators of an institution's financial soundness. As a general matter, FDIC-insured depository institutions and their holding companies are required to maintain a specified level of capital relative to the amount and types of assets they hold. While capital can serve as an important cushion against losses, higher capital requirements can also adversely affect an institution's ability to grow and/or increase leverage through deposit-gathering or other sources of funding.

The Company and LC Bank are each subject to generally similar capital requirements adopted by the FRB and the OCC, respectively. These requirements establish required minimum ratios for common equity tier 1 (CET1) risk-based capital, Tier 1 risk-based capital, total risk-based capital and a Tier 1 leverage ratio; set risk-weighting for assets and certain other items for purposes of the risk-based capital ratios; require an additional capital conservation buffer over the minimum required capital ratios in order to avoid certain limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses; and define what qualifies as capital for purposes of meeting the capital requirements. The U.S. capital requirements generally are modeled off the Capital Accords of the Basel Committee on Banking Supervision (BCBS). Specifically, the capital thresholds in order to be regarded as a well-capitalized institution under the BCBS standardized approach for U.S. banking organizations are as follows: a CET1 risk-based capital ratio of 6.5%, a Tier 1 risk-based capital ratio of 8.0%, a total risk-based capital ratio of 10.0% and a Tier 1 leverage ratio of 5.0%. The regulators assess any particular institution's capital adequacy based on numerous factors and may require a particular banking organization to maintain capital at levels higher than the generally applicable minimums.

The Federal Deposit Insurance Act provides for a system of "prompt corrective action" (PCA). The PCA regime provides for capitalization categories ranging from "well-capitalized" to "critically undercapitalized." An institution's PCA category is determined primarily by its regulatory capital ratios. The PCA requires remedial actions and imposes limitations that become increasingly stringent as an institution's condition deteriorates and its PCA capitalization category declines. Among other things, institutions that are less than well-capitalized become subject to increasingly stringent restrictions on their ability to accept and/or rollover brokered deposits.

In addition to capital requirements, depository institutions are required to maintain noninterest-bearing reserves at specified levels against their transaction accounts and certain non-personal time deposits.

Regulatory Limits on Dividends and Distributions

The ability of the Company or LC Bank to pay dividends, repurchase stock and make other capital distributions is limited by regulatory capital rules and other aspects of the regulatory regime. For example, a policy statement of the FRB provides that, among other things, a bank holding company generally should not pay dividends if its net income for the past year is not sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality, and overall financial condition. Because substantially all of our business activities, income and cash flow are expected to be generated by LC Bank, an inability of LC Bank to pay dividends or distribute capital to the Company would adversely affect the Company's liquidity.

See "*Part II – Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 20. Regulatory Requirements*" and "*Item 1A. Risk Factors – Risks Related to Regulation, Supervision and Compliance*" for additional information.

Consumer Protection

We are subject to a broad array of federal, state and local laws and regulations that govern almost every aspect of our business relationships with consumers. These laws relate to, among other things, the content and adequacy of disclosures, pricing and fees, fair lending, anti-discrimination, privacy, cybersecurity, usury, mortgages and housing finance, lending to service members, escheatment, debt collection, loan servicing, collateral secured lending, availability of funds and unfair, deceptive or abusive acts or practices.

The CFPB has broad authority related to federal consumer protection laws and regulations impacting the provision of consumer financial products and services, and has substantial power to define the rights of consumers and responsibilities of lending institutions. In addition, the CFPB has primary supervision and enforcement authority relating to these federal consumer financial protection laws and regulations over banks with assets of $10 billion or more. As noted above, the CFPB has supervision and enforcement authority relating to federal consumer financial laws and regulations over depository institutions with assets of $10 billion or more for four consecutive quarters. As of the filing of this Annual Report, LC Bank is not subject to supervision and enforcement by the CFPB. However, we currently anticipate that LC Bank will become subject to supervision and enforcement by the CFPB later in 2025. The foregoing notwithstanding, many consumer protection laws and regulations adopted or amended by the CFPB currently apply to us and the OCC supervises our compliance with respect to these laws and regulations.

If we fail to comply with these laws and regulations, we may be subject to significant penalties, judgments, other monetary or injunctive remedies, lawsuits (including putative class action lawsuits and actions by state and local attorneys general or other officials), customer rescission rights, supervisory or enforcement actions, and civil or criminal liability.

Anti-Money Laundering, Sanctions and Financial Crime

We are subject to a wide range of laws related to anti-money laundering (AML), anti-corruption, anti-bribery, economic sanctions and prevention of financial crime, including the Bank Secrecy Act, the USA PATRIOT Act and economic sanctions programs. We are required to, among other things, maintain an effective anti-money laundering and counter-terrorist compliance program, identify and file suspicious activity and currency transaction reports, and block or reject transactions with sanctioned persons or jurisdictions. Compliance with these laws requires significant investment of management attention and resources. These laws are enforced by a number of federal and state regulatory and enforcement authorities, including the FRB, OCC, Office of Foreign Assets Control, the Financial Crimes Enforcement Network, the U.S. Department of Justice, Drug Enforcement Administration, and Internal Revenue Service. Failure to comply with these laws, or to meet our regulators' supervisory expectations in connection with these laws, could subject us to supervisory or enforcement action, significant financial penalties, criminal liability and/or reputational harm.

Third-Party Relationship Risk Management

We utilize third-party service providers to perform a wide range of operations and other functions, which may present various risks. Our regulators expect us to maintain an effective program for managing risk arising from third-party relationships, which should be commensurate with the level of risk and complexity of our business and our third-party relationships. If not managed effectively, the use of third-party service providers may expose us to risks that could result in regulatory action, financial loss, litigation, and reputational harm.

Privacy, Information Technology and Cybersecurity

We are subject to various laws related to the privacy of consumer information. For example, the Company and its subsidiaries are required under federal law periodically to disclose to their retail clients the Company's policies and practices with respect to the sharing of nonpublic client information with their affiliates and others, and the confidentiality and security of that information. In some cases, LC Bank must obtain a consumer's consent before sharing information with an unaffiliated third party, and LC Bank must allow a consumer to opt out of LC Bank's sharing of information with its affiliates for marketing and certain other purposes. We are also subject to laws and regulatory requirements related to information technology and cybersecurity. For example, the Federal Financial Institutions Examination Council (FFIEC), which is a council comprised of the primary federal banking regulators, has issued guidance and supervisory expectations for banking organizations with respect to information technology and cybersecurity. Our regulators regularly examine us for compliance with applicable laws and adherence to industry best practices with respect to these topics. For example, they will evaluate our security of user and customer credentials, business continuity planning, and the ability to identify and thwart cyber-attacks. The federal banking regulators have also implemented rules to require banks and their service providers to provide certain notification when certain cybersecurity incidents occur.

State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and providing detailed requirements with respect to these programs, including data encryption requirements. Many states have also recently implemented or modified their data breach notification and data privacy requirements. For example, the California Privacy Rights Act of 2020 became fully operative on January 1, 2023. We expect this trend of state-level activity in those areas to continue and are monitoring developments in the states in which our customers are located.

Limitations on Transactions with Affiliates and Loans to Insiders

LC Bank is subject to restrictions on its ability to conduct transactions with affiliates and other related parties. For example, federal banking laws impose quantitative limits, qualitative requirements, and collateral standards on certain extensions of credit and other transactions by an insured depository institution with, or for the benefit of, its affiliates. In addition, most types of transactions by an insured depository institution with, or for the benefit of, an affiliate must be on terms substantially the same or at least as favorable to the insured depository institution as if the transaction were conducted with an unaffiliated third party. Federal banking laws also impose restrictions and procedural requirements in connection with the extension of credit by an insured depository institution to directors, executive officers, principal stockholders (including the Company) and their related interests. In addition, extensions of credit between an insured depository institution and its executive officers, directors, principal stockholders, and their related interests are also limited by federal law. The Sarbanes-Oxley Act generally prohibits loans by public companies to their executive officers and directors. However, there is a specific exception for loans by financial institutions, such as LC Bank, to its executive officers and directors that are made in compliance with federal banking laws.

Acquisition of a Significant Interest in the Company

Banking laws impose various regulatory requirements on parties that may seek to acquire a significant interest in the Company. For example, the Change in Bank Control Act of 1978 would generally require that any party file a formal notice with, and obtain non-objection of, the FRB prior to acquiring (directly or indirectly, whether alone or acting in concert with any other party) 10% or more of any class of voting securities of the Company. Further approval requirements and significant ongoing regulatory consequences would apply to any company that (directly or indirectly, whether alone or as part of an association with another company) seeks to acquire "control" of the Company or LC Bank for purposes of the BHCA. The determination whether a party "controls" a depository institution or its holding company for purposes of these laws is based on applicable regulations and all of the facts and circumstances surrounding the investment.

Effect on Economic Environment

The policies of regulatory authorities, including the monetary policy of the FRB, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the FRB to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on borrowings and changes in reserve requirements with respect to deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits. The FRB monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. Although we conduct stress tests to measure and prepare for the impact of potential changes in monetary policy, we cannot predict with certainty the nature of future monetary policies and the effect of such policies on our business and earnings.

Issuing Bank Model

Prior to becoming a bank holding company and establishing LC Bank, our issuing bank for unsecured personal and auto refinance loans was WebBank, a Utah-chartered industrial bank. Our partner banks for education and patient finance loans were NBT Bank and Comenity Capital Bank, which originate and service such loans. NBT Bank is subject to oversight by the OCC and was phased out as a partner in 2021. Comenity Capital Bank is subject to oversight by the FDIC and the Utah Department of Financial Institutions, and continues to be a partner. These authorities impose obligations and restrictions on our activities and the loans facilitated through our lending marketplace through issuing and partner banks. There have been challenges to the ability of a bank to "export" interest rates permitted by the laws of the state where the bank is located. For more information see "*Item 1A. Risk Factors – Any challenge to or adverse consequence from our use of the issuing bank partnership model (or litigation or legislation aimed at thwarting certain transactions based on this model) may harm our business.*"

Regulatory Examinations and Actions Relating to the Company's Legacy Business

The Company is routinely subject to examination for compliance with applicable laws and regulations in the states in which it is licensed. Prior to becoming a bank holding company and establishing LC Bank, the Company conducted its business as a non-bank entity and maintained various financial services licenses in numerous jurisdictions. Since establishing LC Bank, the vast majority of the Company's business is conducted through LC Bank pursuant to the laws applicable to national banks. Accordingly, many state level regulations and licensing requirements no longer apply to the Company in part because: (i) it is a bank holding company operating a national bank and therefore subject to the purview of the federal banking regulations and regulators, and (ii) the Company has ceased certain types of operations that were unique to its legacy business model, such as the LendingClub Member Payment Dependent Notes (Retail Notes) program.

Therefore, the Company has returned, and may continue to return, certain state financial services licenses that were used for legacy business activities that have since been discontinued. Nevertheless, even after state financial services licenses are returned, the Company may continue to be subject to the regulation, supervision and enforcement of various state regulatory authorities with respect to legacy or residual activities. Furthermore, the Company continues to maintain certain state licenses, which continue to subject the Company to the regulation, supervision and enforcement of some state regulatory authorities.

For more information on how the regulatory environment, enforcement actions, findings and ratings could also have an impact on our strategies, the value of our assets, or otherwise adversely affect our business see "*Item 1A. Risk Factors – Risks Related to Regulation, Supervision and Compliance.*"

Intellectual Property

To establish and protect our technology and intellectual property rights, we rely on a combination of copyright, trade secret and other rights, as well as confidentiality procedures, non-disclosure agreements with third parties, employee disclosure and invention assignment agreements, and other contractual rights. We are not dependent on any one patent, related group of patents, or any other single right to use intellectual property. Despite our efforts to protect our proprietary rights, third parties may, in an authorized or unauthorized manner, attempt to use, copy, or otherwise obtain and market or distribute our intellectual property rights or technology, or otherwise develop a product with the same functionality as our solution. In addition, our competitors may develop products that are similar to our technology. Policing all unauthorized use of our intellectual property rights is nearly impossible, and we cannot be certain that the steps we have taken or will take in the future will prevent misappropriations of our technology or intellectual property rights.

Human Capital

The Company and its consolidated subsidiaries had 1,002 employees as of December 31, 2024, all of whom were located in the United States. Our success depends, in large part, on our ability to recruit, develop, motivate, and retain employees with the skills to execute our long-term strategy. We participate in a competitive market for talent and aim to distinguish ourselves by offering our employees the opportunity to make a meaningful positive impact on the financial success of Americans in an innovative technology-oriented environment. We also offer competitive compensation and benefits. Our compensation programs consist primarily of base salary, annual corporate bonus opportunity, and long-term equity and cash awards. We periodically conduct pay equity surveys to ensure our compensation programs are applied equitably across our workforce. Our benefits programs consist of comprehensive health, dental, and welfare benefits, including a 401(k) matching program and standalone mental health coverage. Since 2022, we have adopted a hybrid work model.

We strive to create a welcoming and empowering environment where our employees feel that they are reaching their full potential, are highly engaged and are doing what they do best every day to accomplish our mission and vision. We support our employees professionally through onboarding programs, on-the-job training, career development sessions and performance check-ins. We monitor employee satisfaction and engagement through semi-annual engagement surveys. Our employee experience has earned a number of external recognitions, including being named to Newsweek's list of the most loved workplaces.

Diversity of background and experience are core to our corporate culture because, among other things, we believe a diversity of talent better reflects, and thereby better allows us to serve, our customer base. We therefore consider diversity when making hiring decisions and aim for a diverse candidate slate and interview panel for open roles. We have executive-sponsored leadership programs and resource groups for all employees as well as an allyship program designed to provide all interested employees with mentorship opportunities designed to enhance community and inclusiveness within the workplace. We also maintain a Business Conduct and Ethics Policy, which, among other things, sets forth numerous policies designed to provide for a safe, ethical, respectful and compliant work environment.

As of December 31, 2024, our full-time workforce was 44% female and 51% non-white.

Available Information

Our website address is www.lendingclub.com. At our investor relations website, ir.lendingclub.com, we make available free of charge the following information and capabilities:

- Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC;
- Press releases, including with respect to our quarterly earnings;
- Announcements of public conference calls and webcasts;
- Corporate governance information, including our certificate of incorporation, bylaws, governance guidelines, committee charters, business conduct and ethics policy, and other governance-related policies;
- Other news and market data that we may post from time to time that investors might find useful or interesting; and
- Opportunity to sign up for email notifications.

In addition to announcing material financial information through our investor relations website, press releases, SEC filings, and public conference calls and webcasts, we also intend to use other online and social media channels, including our Blog (http://blog.lendingclub.com) and X (formerly Twitter) handles (@LendingClub and @LendingClubIR) to disclose material non-public information and to comply with our disclosure obligations under Regulation FD.

The contents of the websites referred to above are not incorporated into this filing or in any other report or document on file with the SEC. Further, our references to the URLs for these websites are intended to be inactive textual references only.

The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Item 1A. Risk Factors

You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report, including the section titled "Part II – Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes. While we believe the risks and uncertainties described below include all material risks currently known by us, it is possible that these may not be the only ones we face. If any of the risks actually occur, our business, financial condition, operating results and prospects could be materially and adversely affected.

Risk Factors Summary

Our business is subject to a number of risks that may adversely affect our business, financial condition and results of operations. These risks are discussed more fully below and include, but are not limited to:

Risks Related to Regulation, Supervision and Compliance

- operating within the bank regulatory regime and to the satisfaction of the banking regulators;
- our compliance with applicable laws and regulations (including foreign laws);
- the adequacy of our allowance for loan losses;
- operating within capital and liquidity regulations and requirements;
- the adequacy and effectiveness of our risk management framework; and
- the impact of any changes to the legal, regulatory and/or political regime.

Risks Related to Operating Our Business

- holding loans on our balance sheet and associated credit, default and liquidity risks;
- selling loans through our marketplace bank platform;
- maintaining and increasing loan originations;
- maintaining our deposit base;
- our ability to develop and commercialize products and services;
- maintaining adequate liquidity;
- the impact of litigation and government and regulatory investigations, inquiries and requests;
- disruptions in our technology systems or failures in our technology initiatives;
- maintaining, protecting and promoting our brand;
- managing, and the impact of, fraudulent activity;
- forecasting demand for loans;
- M&A and related integration activity;
- offering a breadth and volume of loan purchase and investment opportunities for marketplace investors;
- our use of the issuing bank partnership model;
- breaches of certain representations and warranties made to others; and
- our ability to manage indebtedness.

Risks Related to Macroeconomic Conditions or Other External Factors

- the impact of the current economic environment, including related uncertainties;
- fluctuations in interest rates;
- a decline in overall social and economic conditions;
- the political environment and governmental fiscal/monetary policies;
- negative publicity and media coverage; and
- the impact of geopolitical events, natural disasters, infrastructure failures and other business interruptions.

Risks Related to Credit and Collections

- the accuracy and effectiveness of our credit decisioning models;
- the effectiveness of our collection efforts; and
- the accuracy of credit and other information received from borrowers or third parties.

Risks Related to Our Industry

- our ability to compete; and
- the soundness of other financial institutions.

Risks Related to Personnel and Third Parties

- attracting and retaining employees;
- the impact of any misconduct or errors;
- our reliance on, and relationship with, third parties; and
- the failure or circumvention of our controls and procedures.

Risks Related to Data, Intellectual Property and Privacy

- security incidents, failures and bugs in our systems;
- the impact of cyber-attacks suffered by third parties;
- the collection, storage and use of personal data;
- protecting our intellectual property rights;
- the development and use of artificial intelligence; and
- our use of open-source software.

Risks Related to Tax and Accounting

- changes in tax laws and our ability to use our deferred tax asset;
- our net gain (loss) position; and
- changes in accounting standards and incorrect estimates and assumptions.

Risks Related to the Ownership of Our Common Stock

- the volatility of our stock price and fluctuations in quarterly results;
- the availability and content of research and reports by analysts;
- future equity dilution;
- our anti-takeover provisions and restrictions in accumulating a position in the Company; and
- our intention to not pay dividends in the foreseeable future.

RISKS RELATED TO REGULATION, SUPERVISION AND COMPLIANCE

We operate in a highly regulated environment that affects virtually all aspects of our operations, and the need to comply with applicable laws, regulations and supervisory expectations can materially impact our business, financial condition and results of operations.

We are subject to extensive regulation, supervision and legal requirements that affect virtually all aspects of our operations. The regulatory regime governing banking organizations is generally intended to protect customers, depositors, the Deposit Insurance Fund and the overall financial stability of the United States, not our stockholders or creditors. See "*Item 1. Business – Regulation and Supervision*" for information on the regulation and supervision framework which governs our Company and its activities.

We are regularly examined and inspected by our regulators, including the FRB and OCC. Further, we currently anticipate that we will also be regulated by, and thereby subject to supervision and enforcement by, the CFPB in 2025. Our regulators have extensive authority and discretion in their interpretation, implementation, supervision and enforcement of the regulatory regime, including on matters related to:

- dividends or capital distributions by LC Bank or the Company;
- capital and liquidity requirements applicable to us, including the imposition of requirements more stringent than those required under generally applicable laws;
- the types and terms of products we offer, activities we may conduct or investments we may make;
- the composition, risk characteristics, potential adverse classification, allowance and risk reserves in connection with our loans or other assets;
- our deposit-gathering and other funding sources;
- the quality of our board and management oversight;
- the effectiveness of our risk management and compliance programs, including with respect to consumer protection, information technology, cybersecurity, third-party risk management, anti-money laundering and sanctions;
- LC Bank's commitment to helping meet the credit needs of low- and moderate-income neighborhoods under the Community Reinvestment Act of 1977;
- their willingness to approve applications, such as the establishment, relocation or closure of new branches, the commencement of new activities, or the conduct of mergers and acquisitions; and
- our rate of growth and other expansionary or strategic initiatives.

We continue to devote substantial time and resources to compliance and meeting our regulators' supervisory expectations, which will adversely affect our profitability and may adversely affect our ability to pursue advantageous business opportunities.

Failure to comply with applicable laws, regulations or commitments, or to satisfy our regulators' supervisory expectations, could subject us to, among other things, supervisory or enforcement action, which could adversely affect our business, financial condition and results of operations.

If we do not comply with applicable laws, regulations or commitments, if we are deemed to have engaged in unsafe or unsound conduct, or if we do not satisfy our regulators' supervisory expectations, then we may be subject to increased scrutiny, supervisory criticism, governmental or private litigation and/or a wide range of potential monetary penalties or consequences, enforcement actions, criminal liability and/or reputational harm. Such actions could be public or of a confidential nature, and arise even if we are acting in good faith or operating under a reasonable interpretation of the law and could include, for example, monetary penalties, payment of damages or other monetary relief, restitution or disgorgement of profits, directives to take remedial action or to cease or modify practices, restrictions on growth or expansionary proposals, denial or refusal to accept applications, removal of officers or directors, prohibition on dividends or capital distributions, increases in capital or liquidity requirements and/or termination of LC Bank's deposit insurance. Additionally, compliance with applicable laws, regulations and commitments requires significant investment of management attention and resources. Any failure to comply with applicable laws, regulations or commitments could have an adverse effect on our business, financial condition and results of operations.

Our allowance for loan losses may not be adequate to cover actual losses.

We maintain an allowance for loan losses to provide for loan defaults and non-performance. We reserve for loan losses by establishing an allowance that is based on our assessment of loan losses in our loan portfolio. Further, through its adoption of the CECL model, the Financial Accounting Standards Board (FASB) implemented an accounting model to measure credit losses for financial assets measured at amortized cost, which includes the vast majority of our loan portfolio. Under this model, the allowance is established to reserve for management's best estimate of expected lifetime losses inherent in our finance receivables and loan portfolio.

The process for determining the amount of the allowance requires subjective and complex judgments about the future, including forecasts of economic or market conditions that might impair the ability of borrowers to repay their loans. Changes in economic conditions affecting borrowers, revisions to accounting rules and related guidance, new qualitative or quantitative information about existing loans, identification of additional problem loans, changes in the size or composition of our finance receivables and loan portfolio, changes to our loss estimation techniques including consideration of forecasted economic assumptions, and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. We may also underestimate expected lifetime losses and therefore take additional allowance to account for such losses and/or fail to hold a sufficient allowance for such losses.

A decline in the national economy or the local economies of any areas in which the loans are concentrated could result in an increase in loan delinquencies, foreclosures or repossessions resulting in increased charge-off amounts and the need for additional loan loss allowances in future periods. In addition, our regulators may require us to make a provision for loan losses or otherwise recognize further loan charge-offs following their periodic review of our loan portfolio, our underwriting procedures, and our loan loss allowance.

We are subject to stringent capital and liquidity regulations and requirements.

LendingClub Corporation is the parent company of and a separate and distinct legal entity from LC Bank. Legal entity liquidity is an important consideration as there are legal, regulatory and other limitations on our ability to utilize liquidity from one legal entity to satisfy the liquidity requirements of another, which could result in adverse liquidity events at either LendingClub Corporation and/or LC Bank. In particular, LC Bank is subject to laws that restrict dividend payments or authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to the parent company or other affiliates. Applicable laws and regulations, including capital and liquidity requirements, could restrict our ability to transfer funds between LC Bank and LendingClub Corporation, which could adversely affect our cash flow and financial condition. Additionally, applicable laws and regulations may restrict what LendingClub Corporation is able to do with the liquidity it does possess, which may adversely affect our business and results of operations.

Bank holding companies, including the Company, are subject to capital and liquidity standards. From time to time, regulators may implement changes to these capital adequacy and liquidity requirements. If the Company fails to meet these minimum capital adequacy and liquidity guidelines and other regulatory requirements, its business activities, including lending, and its ability to expand could be limited. It could also result in the Company being required to take steps to increase its regulatory capital that may be dilutive or adverse to stockholders, including limiting the Company's ability to pay dividends to stockholders or limiting the Company's ability to invest in assets even if deemed more desirable from a financial and business perspective.

Our business may be adversely affected if our risk management framework does not effectively identify, assess and mitigate risk.

Our risk management framework seeks to appropriately balance risk and return and mitigate our risks, including risks attributable to third parties. We have established policies intended to regularly identify and assess our risk profile, including credit risk, pricing risk, liquidity risk, strategic risk and operational risk, and then implement appropriate processes and controls to mitigate risk.

If our risk management framework does not effectively identify, assess and/or mitigate our risk profile, we could suffer unexpected losses or be adversely affected, which could have a material adverse effect on our business. For example, assessment of our risk profile depends, in part, upon the use of forecasting models. If these models are ineffective at predicting future losses or are otherwise inadequate, we may incur unexpected losses or otherwise be adversely affected. In addition, the information we use may be inaccurate or incomplete, both of which may be difficult to detect and avoid. Additionally, there may be risks that exist, or that develop in the future, that we have not appropriately anticipated, identified or mitigated.

Finally, our risk management framework may be deemed insufficient or inadequate by our regulators, which has in the past required, and may in the future require, that we invest additional resources into remediating any deficiencies and adversely impacted our ability to operate our business until the revised framework is deemed sufficient and adequate by our regulators.

Changes in the legal, regulatory or political regime could adversely affect our business, financial condition, and results of operations.

Laws, regulations and supervisory expectations, and the manner in which they are interpreted and enforced, are constantly changing. Governments could pass legislation or adopt policies based on changes in leadership, shifting priorities, the stability of the banking system or in response to current financial conditions. Further, the recent change in U.S. presidential administration and the composition of the U.S. Congress is expected to lead to potentially significant changes in governing ideology and style, legislative, regulatory or policy priorities and/or the existence, priorities, scope, practices and/or staffing levels of regulatory agencies. For example, in February 2025, the Trump administration directed the CFPB to, among other things, suspend rule implementations and cease supervision activities. We cannot predict what other changes, if any, will be made to the legal and regulatory regime, whether the changes will be retained or the effect that such changes may have on our future business and earnings prospects.

Changes to the legal, regulatory or political regime may require material modifications to our products, services and operations, require significant investments of management attention and resources, or expose us to potential liability for past practices. Changes to the legal and regulatory regime, such as through amendments to laws and regulations, legal challenges to new and existing agency regulations and interpretations, imposition of supervisory action, or shifts in governmental or regulatory policies, practices or priorities may have a material adverse impact on our operations, including the cost to conduct business, our results of operations and what products and services we can offer. Further, as a result of changes in priorities and/or leadership at federal, state and/or local levels, we may become subject to different and potentially conflicting requirements and expectations in the jurisdictions in which we operate or that may attempt to exercise jurisdiction over us, which may have an adverse effect on our business and results of operations.

Participation by non-U.S. residents on our marketplace bank platform may result in non-compliance with foreign laws.

From time to time, non-U.S. residents invest in loans directly through our marketplace bank platform. We are not experts with respect to all applicable laws in the various foreign jurisdictions from which an investor may be located, and we cannot be sure that we are complying with all applicable foreign laws. Failure to comply with such laws could result in fines and penalties payable by us, which could reduce our profitability or cause us to modify or delay planned expansions and expenditures, including investments in our growth. In addition, any such fines and penalties could create negative publicity, result in additional regulatory oversight that could limit our operations and ability to succeed, or otherwise hinder our plans to expand our business internationally.

RISKS RELATED TO OPERATING OUR BUSINESS

Holding loans on our balance sheet exposes us to credit, default and liquidity risks, which may adversely affect our financial performance.

We hold loans purchased and/or issued by the Company or LC Bank. While these loans are on our balance sheet we earn interest on the loans, but we have exposure to the credit risk of the borrowers. In the event of a decline or volatility in the credit profile and/or delinquency rates of these borrowers, the value of these held loans may decline. For example, inflation and/or natural disasters may cause borrowers to allocate more of their income to necessities such as housing and food, thereby potentially increasing their risk of default by reducing their ability to make loan payments.

From time to time, we also sponsor the sale of loans through Structured Program transactions, and we may be required to and/or otherwise decide to retain a portion of the interests in these securitization transactions (Securitization Interests).

Volatility or a decline in the value of the loans and/or Securitization Interests held on our balance sheet may adversely impact the liquidity of these loans/interests, which could produce losses if we are unable to realize their fair value or manage declines in their value, each of which may adversely affect our financial performance. Further, increases in delinquency rates may require that we take additional allowances for losses, which may adversely affect our financial performance and our ability to allocate sufficient financial resources for other purposes, such as advancing our products and services, which could impact our results of operations.

In addition to the discussion in this section, see the risk factor "*The current economic environment, including related uncertainties, could negatively affect our business and operating results.*"

If investors on our marketplace bank platform pause or cease their participation or exert influence over us, our business, financial condition and results of operations may be harmed.

Our success depends in significant part on marketplace investors purchasing loans through our marketplace bank platform. Investors may have financial conditions or limitations that adversely impact their ability to continue to participate on our platform. Further, investors may choose to deploy their capital elsewhere for any reason, including if financial returns on loans we offer prove to be unsatisfactory. For example, inflation and/or natural disasters may cause borrowers to allocate their income to necessities, such as housing and food, thereby potentially increasing their risk of default by reducing their ability to make loan payments. This may increase default rates, which could adversely affect marketplace investor returns. Additionally, in an elevated interest rate environment the return expectations of our marketplace investors will likely be elevated, and we may be unable to meet those expectations, which could prompt certain marketplace investors to reduce or cease their loan purchases or investments. The occurrence of one or more of these events with a significant number of investors has in the past and could in the future, alone or in combination, have a material and adverse effect on our business, financial condition and results of operation. For example, following the historic increases in interest rates by the FRB in 2022 and 2023, a number of our largest marketplace investors ceased or significantly reduced their purchases of our products, which resulted in a material reduction in our marketplace origination volume and revenue.

From time to time, we may provide incentives to investors to purchase loans from us or we may sell loans at a price that is less than par, which typically adversely impacts the economics of our business. Even in the event that an incentive or difference to par is partially or wholly offset by other factors, such as interest earned on the loan prior to its sale, selling loans with incentives or at prices less than par may: (i) discourage investors from purchasing loans on our platform without incentives or at par value, (ii) cause us to realize less revenue than expected with respect to such loans or (iii) prompt dissatisfaction and complaints from investors unable to purchase incentivized or discounted loans.

Additionally, investors may exert significant influence over us, our management and our operations. For example, if investors pause or discontinue their investment activity, we may need to provide incentives or discounts and/or enter into alternative structures or terms to attract investor capital to the platform, such as our Structured Certificates. Any new arrangements or programs may: (i) increase the complexity of our business, (ii) require allocation of personnel and other resources to create and operate such arrangements or programs, and/or (iii) have new and/or different structures and terms, including alternative fee arrangements, purchase price rebates or other incentives. There is also no assurance that we will be able to enter into any of these arrangements or programs with interested parties, or if we do, what the final terms will be. Failure to attract investor capital on reasonable terms may result in a reduction in origination volume.

We may also experience significant concentration on our marketplace bank platform, where a limited number of investors purchase a large volume of loans from our platform. Such concentration exposes us disproportionately to any of those investors choosing to cease participation on our platform or choosing to deploy their capital elsewhere, to the economic performance of those investors or to any events, circumstances or risks affecting such investors.

Any material reduction in loan purchases or investments by marketplace investors, or the economics of those purchases or investments for the Company, may have a material adverse impact on our business, financial condition and results of operations. In addition to the discussion in this section, see the risk factor *"The current economic environment, including related uncertainties, could negatively affect our business and operating results."*

If we do not maintain or continue to increase loan originations, or expand our marketplace bank to new markets, we may not succeed in maintaining and/or growing our business, and as a result our business and results of operations could be adversely affected.

The vast majority of our revenue currently comes from origination fees, servicing fees on loans sold to marketplace investors and net interest income earned from retaining loans on our balance sheet. Growing these revenue streams may require that we increase loan originations over time. Doing so requires that we attract a large number of new borrowers who meet our platform's lending standards and those of new and existing marketplace investors, including investors in any of our Structured Program transactions. Our ability to attract qualified borrowers depends in large part on the success of our marketing efforts, the visibility, placement and customer reviews on third-party platforms and the quality and competitive advantage of our products and services. For example, if any of our marketing channels become less effective, or the cost of these channels were to significantly increase, we may not be able to attract new and retain existing customers in a cost-effective manner or convert potential customers into active customers in our marketplace bank. Additionally, changes in the way third-party platforms operate, including changes in our participation on such platforms, could make the maintenance and promotion of our products and services, and thereby maintaining and growing loan originations, more expensive or more difficult.

Further, every loan we originate is either held on our balance sheet or sold to marketplace investors. Our ability to hold or sell loans is dependent on a number of factors, including the economic and interest rate environment, the performance of our loans and the conditions of capital markets. If any of these factors is volatile or adverse, then we may be unable to hold or sell as many loans as we could potentially originate and therefore would need to reduce our origination volume.

Additionally, other than a modest number of marketplace investors that are located internationally, our business exists solely in the U.S. and therefore fluctuations in and risks to U.S. consumer credit, U.S. macroeconomic conditions, and the U.S. legal and regulatory landscape may have a greater adverse impact on our business and financial results than a competitor company with a global footprint.

If loan originations through our platform stagnate or decrease, for any reason, our business and financial results may be adversely affected. For example, following the historic increases in interest rates by the FRB in 2022 and 2023, a number of our largest marketplace investors ceased or significantly reduced their purchases of our loans, which resulted in a material reduction in our marketplace origination volume and revenue.

In addition to the discussion in this section, see the risk factor *"The current economic environment, including related uncertainties, could negatively affect our business and operating results."*

We may not be able to maintain our deposit base.

We rely on deposits as a principal source of funding for our lending activities. As of December 31, 2024, we had approximately $9.1 billion in deposits. Our future growth and strategy depend on our ability to maintain deposits to provide a less costly and stable source of funding. The deposit markets are competitive, and therefore it may prove difficult and/or costly to grow our deposit base. For example, as the FRB increased interest rates in 2022 and 2023, we made corresponding increases to the rates we offer depositors, which increased our funding cost and reduced the net interest margin on loans held on our balance sheet.

Changes we make to the rates offered on our deposit products may affect our finances and liquidity. We have brokered deposits, which may be more price sensitive than other types of deposits and may become less available if alternative investments offer higher returns. Further, a significant portion of our deposits is sourced from depositors referred to the Company through third party platforms, and any change in the way such third-party platforms operate, including our participation or the placement of our products on such third-party platforms, may have a materially adverse impact on our ability to maintain and/or grow our deposit base. In addition, our ability to maintain existing or obtain additional deposits may be impacted by factors, including factors beyond our control, including perceptions about the stability of the banking industry, our reputation or financial strength, or branchless banking generally, which could reduce the number of consumers choosing to place deposits with us. In particular, sudden and substantial withdrawals could cause the banking regulators to close our institution and seize our assets. For example, in 2023, Silicon Valley Bank, Signature Bank, and First Republic Bank each failed shortly after substantial reductions in their deposit bases over the course of a few days/weeks.

Our ability to obtain deposit funding and offer competitive interest rates on deposits is also dependent on capital levels of LC Bank and being considered "well-capitalized" by the banking regulators. Our regulators can adjust the requirements to be "well-capitalized" at any time, as well as require us to maintain capital levels higher than a "well-capitalized" bank under the current statutory definitions, and have authority to place limitations on our deposit businesses, including the interest rate we pay on deposits and the amount of brokered deposits we can accept. An inability to develop and maintain a strong deposit base could have a material adverse impact on our business, financial condition and results of operations.

In addition to the discussion in this section, see the risk factor "*The current economic environment, including related uncertainties, could negatively affect our business and operating results.*"

If we are unable to develop and commercialize new products and services and enhancements to existing products and services, our business may suffer.

The financial services and banking industry is evolving and changing with disruptive technologies and the introduction of new products and services. We derive a significant portion of our revenue from transaction-based fees we collect in connection with the origination of unsecured personal loans. To enhance customer engagement and diversify our revenue streams, we are undertaking a strategy to broaden the scope of our products and services we offer. Failure to broaden the scope of our products and services leaves us dependent on a single revenue stream and vulnerable to competitors offering a suite of products and services. Accordingly, a key part of our success depends on our ability to develop and commercialize new products and services and enhancements to existing products and services.

We incur expenses and expend resources to develop and commercialize new products and services and enhancements to existing products and services. However, we may not assign the appropriate level of resources, priority or expertise to the development and commercialization of these new products, services or enhancements. We also could utilize and invest in technologies, products and services that ultimately do not achieve widespread adoption and, therefore, are not as attractive or useful to our customers as we anticipate. Moreover, we may not realize the benefit of new technologies, products, services or enhancements for many years, and competitors may introduce more compelling products, services or enhancements in the meantime. Competitors also may develop or adopt technologies or introduce innovations that make our marketplace bank platform less attractive to our borrowers and/or investors. Further, compliance with applicable laws and regulations, our regulators' supervisory expectations and the development of new laws and regulations may impact our ability to develop and commercialize new products and services. If we are unable to develop and commercialize timely and attractive products and services, our growth may be limited and our business may be materially and adversely affected.

An inability to maintain adequate liquidity could jeopardize our business and financial condition.

Liquidity is essential to our business. Although we believe that we currently have an adequate amount of liquidity to support our business, there are a number of factors that could reduce and/or deplete our existing liquidity position, including results of operations that are reduced relative to our projections, costs related to existing or future litigation or regulatory matters, the pursuit of strategic business opportunities (whether through acquisition or organic) and unanticipated liabilities. Additionally, as noted above, we are subject to stringent capital and liquidity regulations and requirements and need to manage our liquidity position at both LendingClub Corporation and LC Bank within the parameters and terms set forth by applicable regulations and regulators. LC Bank is subject to various legal, regulatory and other restrictions on its ability to make distributions and payments to the Company. Any inability to maintain an adequate liquidity position could adversely affect our operations, our compliance with applicable regulations and the performance of our business.

Further, our ability to raise additional capital, should that be deemed beneficial and/or necessary, depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the financial services and banking industry, market conditions, governmental activities, and our financial condition and performance. Accordingly, we may be unable to raise additional capital if needed or on acceptable terms, which may adversely affect our liquidity, business, financial condition and results of operations.

We are regularly subject to litigation, and government and regulatory investigations, inquiries and requests.

We are regularly subject to claims, individual and class action lawsuits, lawsuits alleging regulatory violations such as the Telephone Consumer Protection Act (TCPA), Fair Credit Reporting Act (FCRA), Unfair and Deceptive Acts and Practices (UDAP) or Unfair, Deceptive or Abusive Acts or Practices (UDAAP) violations, government and regulatory exams, investigations, inquiries or requests, and other proceedings involving consumer protection, privacy, labor and employment, intellectual property, privacy, data protection, cybersecurity, anti-money laundering, securities, tax, commercial disputes, record retention and other matters. The number and/or significance of these claims, lawsuits, exams, investigations, inquiries and requests have increased as our business has expanded in scope and geographic reach, and our products and services have increased in complexity. For example, we are subject to supervision, regulation, examination and enforcement by multiple federal banking regulatory bodies. Specifically, as a bank holding company, the Company is subject to ongoing and comprehensive supervision, regulation, examination and enforcement by the FRB. Further, as a national bank, LC Bank is subject to ongoing and comprehensive supervision, regulation, examination and enforcement by the OCC. Moreover, we currently anticipate becoming subject to supervision and enforcement by the CFPB in 2025. Accordingly, we have been and continue to invest in regulatory compliance and to be subject to certain parameters, obligations and/or limitations set forth by the banking regulations and regulators with respect to the operation of our business. We are also subject to significant litigation and regulatory inquiries, as discussed more fully in "*Part II – Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 19. Commitments and Contingencies,*" below.

The scope, timing, outcome, consequences and impact of claims, lawsuits, proceedings, investigations, inquiries and requests that we are subject to cannot be predicted with certainty. Determining reserves for our pending litigation is a complex, fact-intensive process that requires significant judgment. Furthermore, resolution of such claims, lawsuits, proceedings, investigations, inquiries and requests could result in substantial fines, penalties or other monetary, injunctive or declaratory relief, which may materially and adversely affect our business. These claims, lawsuits, proceedings, exams, investigations, and requests could also: (i) result in reputational harm, criminal sanctions, consent decrees, orders preventing us from offering certain features, functionalities, products or services, (ii) limit our access to credit, (iii) result in a modification or suspension of our business practices, (iv) require certain parameters, obligations and/or limitations with respect to the operation of our business, (v) require us to develop non-infringing or otherwise altered products or technologies, (vi) prompt ancillary claims, lawsuits, proceedings, investigations, inquiries and requests, (vii) consume financial and other resources which may otherwise be utilized for other purposes, such as advancing our products and services, (viii) cause a breach or cancellation of certain contracts, or (ix) result in a loss of customers, investors and/or ecosystem partners, any of which may adversely affect our business and operations. Furthermore, even following the resolution of any claims, lawsuits, proceedings, exams, investigations, inquiries and requests against us, a regulatory enforcement agency could take action against one or more individuals or entities, which may require us to continue to incur significant expense for indemnification for any such individual or entity until such matters may be resolved. Any of these consequences could materially and adversely affect our business.

Any significant disruption in our technology systems, including events beyond our control, or failure in our technology initiatives could have a material adverse effect on our operations.

We believe the technology platform that powers our marketplace bank enables us to deliver solutions to customers and marketplace investors, and provides a significant time and cost advantage over traditional banks. The satisfactory performance, reliability and availability of our technology and our underlying network infrastructure are critical to our operations, customer service and reputation. Our failure to maintain satisfactory performance, reliability and availability of our technology and underlying network infrastructure may impair our ability to attract new and retain existing customers or marketplace investors, which could have a material adverse effect on our operations.

Any interruptions or delays in our technology systems or service, whether as a result of third-party error, our error, natural disasters, terrorism, other man-made problems, or security breaches, whether accidental or willful, could harm our reputation and relationships with our customers and marketplace investors. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing or posting payments on loans, processing loan purchases or investments, damage our brand and reputation, divert our employees' attention, reduce our revenue, subject us to liability, and cause customers to abandon our marketplace bank platform, any of which could adversely affect our business, financial condition and results of operations.

We depend on our technology infrastructure to conduct and grow our business and operations and accordingly we invest in system upgrades, new solutions and other technology initiatives. Many of these initiatives take a significant amount of time to develop and implement, are tied to critical systems and require significant human and financial resources. While we take steps to mitigate the risks and uncertainties associated with these initiatives, these initiatives may not be implemented on time (or at all), within budget or without negative financial, operational or customer impact. Further, if and when implemented, these initiatives may not perform as we or our customers, marketplace investors and other stakeholders expect. We also may not succeed in anticipating or keeping pace with future technology needs, technology demands of our customers or the competitive landscape for technology. The failure to implement new and maintain existing technologies could adversely affect our business, financial condition and results of operations.

Failure to maintain, protect and promote our brand may harm our business.

Maintaining, protecting and promoting our brand is critical to achieving widespread acceptance of our products and services and expanding our base of customers. Maintaining, protecting and promoting our brand depends on many factors, including our ability to continue to provide useful, reliable, secure and innovative products and services, as well as our ability to maintain trust.

Our brand can be harmed in many ways, including failure by us or our partners to satisfy expectations of service and quality, inadequate protection of sensitive information, failure to maintain or provide adequate or accurate documentation and/or disclosures, compliance failures, failure to comply with contractual obligations, regulatory requests, inquiries or proceedings, litigation and other claims, employee misconduct and misconduct by our partners. We have also been, and may in the future be, the target of incomplete, inaccurate and/or misleading statements about our company, our business, and/or our products and services. Furthermore, our ability to maintain, protect and promote our brand is partially dependent on visibility and customer reviews on third-party platforms. Changes in the way these platforms operate could make the maintenance, protection and promotion of our products and services and our brand more expensive or more difficult.

Many of our stakeholders are becoming increasingly interested in our environmental, social, governance and other sustainability responsibilities, strategy and related disclosures. For example, certain of our marketplace investors and equity investors have inquired about our progress and disclosures on this topic. Further, this area of disclosure is subject to state legislation and pending rules from the SEC, which the Company continues to monitor and will comply with as applicable. For example, in October 2023, California adopted the Climate Corporate Data Accountability Act and the Climate-Related Financial Risk Act, which, among other things, will require certain companies doing business in California to disclose their direct and indirect greenhouse gas emissions and their climate-related financial risks and measures being taken to reduce such risks. As regulations regarding these reporting obligations are still in development, we cannot yet predict the full impact of these laws and their corresponding regulations and future enforcement activity on our business, financial condition, results of operations, brand or reputation. Our absolute and relative progress and disclosures, or lack thereof, on environmental, social, governance and other sustainability matters could impact our reputation, brand and the willingness of certain platform and equity investors to hold our loans or common stock, respectively. If we do not successfully maintain, protect and promote our brand we may be unable to maintain and/or expand our base of customers and investors, which may materially harm our business.

Fraudulent activity associated with our marketplace bank could negatively impact our operating results, brand and reputation and cause the use of our products and services to decrease and our fraud losses to increase.

We are subject to the risk of fraudulent activity associated with our marketplace bank, borrowers, depositors, investors and third parties handling borrower, depositor and investor information. We have taken measures to detect and reduce the risk of fraud, but these measures need to be continually improved and may not be effective against new and continually evolving forms of fraud or in connection with new product offerings. Under our agreements with investors, we are obligated to repurchase loans in cases of confirmed identity theft. The level of our fraud charge-offs and our results of operations could be materially and adversely affected if fraudulent activity were to significantly increase. High profile fraudulent activity or significant increases in fraudulent activity could lead to regulatory intervention, negatively impact our operating results, brand and reputation and lead us to take steps to reduce fraud risk, which could increase our costs.

In addition, in the past, third parties have attempted to defraud individuals, some of whom may be potential customers of ours, by misappropriating our logos and representing themselves as LendingClub in e-mail campaigns to e-mail addresses that have been obtained outside of LendingClub. In one particular scheme, third parties represented to individuals that they might obtain a loan if they paid an "advance fee." Individuals who believe that the campaigns are genuine have in the past made, and may continue to make, payments to these unaffiliated third parties. Although we take commercially reasonable steps to prevent third-party fraud, we cannot always be successful in preventing individuals from suffering losses as a result of these schemes. Individuals who suffer damages due to the actions of these unaffiliated third parties may negatively view LendingClub, causing damage to our brand and reputation and reducing our business.

If we are unable to accurately forecast demand for loans, our business could be harmed.

We operate a marketplace bank platform for consumer credit, balancing borrower demand for loans against investor demand for risk-adjusted returns. We offer credit to borrowers across a range of credit profiles and rates, and we offer loan purchase and investment opportunities across a range of risk-adjusted returns. Investor demand on our platform is sensitive to a variety of factors including loan performance, alternative investment opportunities and macroeconomic conditions. To aid our ability to forecast investor demand, from time to time, we may enter into agreements with marketplace investors that outline expected purchases. However, these order agreements are generally non-binding or contain provisions that allow for modification and/or cancellation of the order. Therefore, it is challenging to precisely forecast investor demand. In the event that borrower demand at a given credit rate exceeds investor demand for that product for a given period, we may fund the loans and hold them on our balance sheet, which carries certain risks. See the risk factor "*Holding loans on our balance sheet exposes us to credit, default and liquidity risks, which may adversely affect our financial performance.*"

Alternatively, in the event that investor demand at a given return exceeds borrower demand for that product for a given period, there may be insufficient inventory to satisfy investor demand. If investors do not believe their demand can be met on our platform, they may seek alternative investments from ours and our business may suffer.

Our acquisitions and other strategic transactions may not yield the intended benefits.

We have historically and may continue to evaluate and consider strategic transactions, combinations, acquisitions, dispositions or alliances. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be successful in negotiating favorable terms and/or consummating the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

However, any acquisition, disposition or other strategic transaction involves risks, including:

- difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business, which may require ongoing investment in development and enhancement of additional operational and reporting processes and controls;
- inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;
- difficulties in retaining, training, motivating and integrating key personnel;
- diversion of management's time and resources from our normal daily operations;
- difficulties in successfully incorporating licensed or acquired technology and rights into our platform;
- difficulties in maintaining uniform standards, controls, procedures and policies within the combined organization;
- difficulties in retaining relationships with customers, employees and suppliers of the acquired business;
- risks of entering markets in which we have no or limited direct prior experience;
- regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;
- assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;
- failure to successfully further develop any acquired technology;
- liability for activities of the acquired or disposed of business before the acquisition or disposition, including patent and trademark infringement claims, violations of laws, regulatory actions, commercial disputes, tax liabilities and other known and unknown liabilities;
- difficulty in separating assets and replacing shared services;
- assumption of exposure to performance of any acquired loan portfolios;
- potential disruptions to our ongoing businesses; and
- unexpected costs and unknown risks and liabilities associated with the acquisition.

Accordingly, any acquisition, disposition or other strategic transaction may not be successful, may not benefit our business strategy, may not generate sufficient revenue to offset the associated costs or may not otherwise result in the intended benefits. Additionally, it may take us longer than expected to fully realize the anticipated benefits and synergies of these transactions, and those benefits and synergies may ultimately be smaller than anticipated or may not be realized at all, which could adversely affect our business and operating results.

Any transactions, combinations, acquisitions, dispositions or alliances may also require us to issue additional equity securities, spend our cash, or incur debt (and increased interest expense), liabilities and amortization expenses related to intangible assets or write-offs of goodwill, which could adversely affect our results of operations and dilute the economic and voting rights of our stockholders and the interests of holders of our indebtedness.

In addition, we cannot assure you that any acquisition of new businesses or technology will lead to the successful development of new or enhanced products and services or that any new or enhanced products and services, if developed, will achieve market acceptance or prove to be profitable.

Finally, we may also choose to divest certain businesses or product lines that no longer fit with our strategic objectives. If we decide to sell assets or a business, we may have difficulty obtaining terms acceptable to us in a timely manner, or at all. Additionally, the terms of such potential transactions may expose us to ongoing obligations and liabilities.

If we are unable to offer marketplace investors a satisfactory breadth and volume of investment opportunities, our business and results of operations may be materially harmed.

We invest in our marketplace bank platform and regularly iterate our processes to provide improved and more efficient investment opportunities, which includes efforts to provide marketplace investors the opportunity to invest in a broad selection of loans. However, various factors may contribute to certain loans being available only in a limited quantity or being entirely unavailable.

If marketplace investors are unable to invest in certain categories of loans, are unable to invest at the volume they desire, perceive that they are not offered the same investment opportunities as other investors and/or are dissatisfied with the risk-adjusted return they receive from investing on our platform, they may seek alternative investments from ours which may materially harm our business and results of operations.

Any challenge to or adverse consequence from our use of the issuing bank partnership model (or litigation or legislation aimed at thwarting certain transactions based on this model) may harm our business.

Prior to becoming a bank holding company, we utilized an issuing bank partnership model. Since becoming a banking organization, we have transitioned from an issuing bank partnership model to one in which we directly originate our loans. We believe that our historical use of the issuing bank partnership model was appropriate for all the jurisdictions in which we operated it, and we have worked with federal, state and local regulatory agencies to help them understand the model. However, we operate in a complex and evolving regulatory environment at the federal and state level and some enforcement authorities and private parties have challenged the ability to rely on legislative and judicial authority that permits a bank to "export" interest rates permitted by the laws of the state where the bank is located.

For example, in May 2015, the U.S. Court of Appeals for the Second Circuit issued its decision in *Madden v. Midland Funding, LLC* that interpreted the scope of federal preemption under the National Bank Act and held that a nonbank assignee of a loan originated by a national bank may not be entitled to the benefits of federal preemption of claims of usury. The Second Circuit's decision is binding on federal courts located in Connecticut, New York, and Vermont, but the decision could also be adopted by other courts. However, in 2020, the OCC issued a final rule clarifying that interest on a loan that is lawful under federal law for national banks and federal savings associations remains lawful upon the sale, assignment or other transfer of the loan (the OCC Rule). The FDIC issued a similar final rule in 2020 applicable to FDIC-insured state-chartered banks (the FDIC Rule). Since these final rules, several federal district courts have declined to follow the decision of the U.S. Court of Appeals for the Second Circuit in *Madden v. Midland Funding, LLC*, including in Colorado, Massachusetts and New York. On February 8, 2022, a federal district court granted summary judgment in favor of the OCC and FDIC in lawsuits brought by multiple states seeking to invalidate the OCC Rule and FDIC Rule (*California, et al. v. The Office of the Comptroller of the Currency, et al.*, No. 4:20-cv-05200-JSW (N.D. Cal.); *California, et al. v. Federal Deposit Insurance Corporation*,

No. 4:20-cv-05860-JSW (N.D. Cal.)).While we believe that our use of the issuing bank model was appropriate and factually distinguishable from the decision of the U.S. Court of Appeals for the Second Circuit in *Madden v. Midland Funding, LLC*, the case could create potential liability under state statutes such as usury statutes. Further, state legislatures may enact new laws or amend existing laws aimed at undermining the ability of non-bank purchasers of loans to realize the outcome of a bank's ability to export interest rates.

Any challenge to or adverse consequence of our use of the issuing bank partnership model could adversely affect our business, financial condition and results of operations.

If we breach representations or warranties in connection with our marketplace investor transactions, including whole loan sales, structured products or securitization transactions, or if we suffer a direct or indirect loss in our retained interests in these transactions, our financial condition could be harmed.

We make customary representations, warranties and covenants to marketplace investors about the loans we sell and service. We have sponsored, and expect to sponsor in the future, the sale of unsecured personal whole loans through asset-backed securitizations. In connection with these securitizations, as well as other Structured Program transactions, we make customary representations, warranties and covenants. If there is a breach of those representations, warranties and covenants that materially and adversely affects the subject loans, then we will be required to either cure the breach, repurchase the affected loans from the purchasing entity or investor or reimburse the purchasing entity or investor for incurred losses and expenses, as the case may be. These repurchase or reimbursement obligations could be material and have an adverse effect on our financial condition.

In the event that we suffer losses on all or a portion of the interests in any securitization transaction that we have retained (whether to comply with applicable risk retention rules or otherwise), our financial condition could be harmed. We may enter into similar transactions in the future and those transactions are likely to entail similar and other substantial risks.

Indebtedness could adversely affect our business and financial results.

In the past, we have had a significant amount of indebtedness. While our indebtedness has materially decreased, if our debt service obligations increase, whether due to the increased cost of existing indebtedness or the incurrence of additional indebtedness, more of our cash flow from operations would need to be allocated to the payment of principal of, and interest on, our indebtedness, which would reduce the funds available for other purposes. Our indebtedness also could limit our ability to execute our strategic plan and withstand competitive pressures and could reduce our flexibility in responding to changing business and economic conditions.

Should we desire to obtain additional indebtedness, we may require a guarantee by LC Bank, where substantially all of our operations are being conducted. Any such guarantee is subject to regulatory limitations and may require approval of the banking regulators, and there can be no assurance that we would be able to obtain such a guarantee. To the extent that we are not able to obtain a guarantee from LC Bank, or any guarantee is limited, it may be more difficult or expensive for us to borrow money.

Our ability to make payments on our debt, to repay our existing indebtedness when due, and to fund our business, operations and significant planned capital expenditures will depend on our ability to pay with available cash or generate cash in the future. This, to a certain extent, is subject to financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, if we cannot service our indebtedness, we may have to take actions such as utilizing available capital, limiting the facilitation of additional loans, selling assets, selling equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances, any of which could impede the implementation of our business strategy, prevent us from entering into transactions that would otherwise benefit our business and/or adversely affect our business and financial results. We also may not be able to refinance our indebtedness or take such other actions, if necessary, on commercially reasonable terms, or at all.

RISKS RELATED TO MACROECONOMIC CONDITIONS OR OTHER EXTERNAL FACTORS

The current economic environment, including related uncertainties, could negatively affect our business and operating results.

The U.S. economy has been undergoing a period of rapid change and significant uncertainty. A number of factors have been causing this change and uncertainty, including changing inflation and interest rates, evolving government policies and changing U.S. consumer spending patterns. Inflation reached a 40-year high of 9.1% in June 2022, and in response the FRB increased interest rates eleven times since early 2022, from a federal funds rate range of 0.00% to 0.25% in early 2022 to 5.25% to 5.50% in July 2023. While the FRB has since reduced rates to a range of 4.25% to 4.5% as of December 2024, it has indicated a willingness to adjust rates, including slowing the pace of rate decreases or increasing rates, as it deems necessary to combat inflation. Elevated inflation and interest rates, and uncertainty with respect to future interest rate decreases, are changing lending and spending patterns, and thereby prompting some concern that the U.S. could experience an economic downturn or prolonged period of slow economic growth.

Our business is sensitive to, and may be adversely impacted by, changes in the inflation and interest rate environment. Among other things, as inflation and interest rates are elevated: (i) existing borrowers may allocate more of their income to necessities such as housing and food, thereby potentially increasing their risk of default by reducing their ability to make loan payments, (ii) the rate we offer on our deposit products may be elevated to remain competitive, thereby increasing our cost of funding and reducing our net interest margin, (iii) the return our loan products generate may be less attractive relative to other investment options, thereby reducing marketplace investor demand in our loan products, and (iv) we may need to increase interest rates and/or tighten credit standards for new originations, thereby potentially making it more challenging to source enough interested and qualified borrowers to enable sufficient origination volume. Further, the pace of changes in inflation and interest rates can create unique challenges in our ability to operate our business. For example, the rapid increase in interest rates in 2022 and 2023 quickly increased the cost of capital for our non-bank marketplace investors and thereby increased their return expectations. However, because our consumer loans are fixed interest rate products, we were unable to re-price existing loans, and with respect to new originations, we needed to re-price methodically to remain competitive and mitigate the adverse impacts of doing so. Therefore, until the interest rate environment stabilized, we were temporarily challenged to fully meet the return expectations for certain of our marketplace investors which adversely impacted our marketplace volume and related revenue.

Additionally, uncertainty regarding the economic environment could adversely impact borrower or marketplace investor interest in our products, adversely impact our third-party vendors, cause us to change, postpone or cancel our strategic initiatives, or otherwise negatively affect our business, financial condition and results of operations. Notably, the recent changes in U.S. presidential administration and the composition of the U.S. Congress are expected to lead to potentially significant changes to the priorities, scope, practices and/or staffing levels of various governmental agencies. However, what changes will be made, whether the changes will be retained and the effect of the changes on the economic environment are currently uncertain and therefore the impact of the changes on our customers and business remains uncertain.

The current economic environment, and its impact, may also have the effect of heightening many of the other risks described in "*Item 1A. Risk Factors*" and elsewhere in our Annual Report, such as our exposure to the credit and default risk of borrowers, maintaining and increasing loan originations, maintaining our deposit base and retaining our marketplace investors.

Fluctuations in interest rates could negatively affect transaction volume and our net interest income.

We offer loan products with both fixed and variable interest rates, depending on the type of loan. If interest rates rise, potential borrowers could seek to defer taking new loans as they wait for interest rates to decrease and/or settle, and borrowers of variable rate loans may be subject to increased interest rates, which could increase default risk. If interest rates decrease after a loan is made, existing borrowers may prepay their loans to take advantage of the lower rates. Furthermore, investors would lose the opportunity to collect the higher interest rate payable on the corresponding loan and may delay or reduce future loan investments.

Our net interest income is the interest we earn on loans and investments less the interest we pay on our deposits and borrowings. Our net interest margin is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates will cause our net interest income and margin to increase or decrease. To the extent that we hold loans for sale on our balance sheet, we will be at risk to rising interest rates between origination and sale. In order to sell such loans, we may need to reduce the sale price in order to satisfy the yield expectations of our marketplace investors. Further, we are exposed to interest rate risk because our interest-earning assets and interest-bearing sources of funding do not react uniformly or concurrently to changes in interest rates, as the two have different time periods for adjustment and can be tied to different measures of rates. Fluctuations in the interest rate environment may impact our net interest income, net interest margin and/or discourage investors and borrowers from participating on our marketplace bank platform and may reduce our loan originations, any of which may adversely affect our business.

Notwithstanding the above, we monitor interest rates and have certain avenues to manage our interest rate risk exposure, including changing the interest rate offered on deposits and the interest rate on our loan products. If our interest rate risk management strategies are not appropriately monitored or executed, these activities may not effectively mitigate our interest rate sensitivity or have the desired impact on our results of operations or financial condition.

Additionally, we use, and may in the future use, financial instruments for hedging and risk management purposes in order to protect against possible fluctuations in interest rates, or for other reasons that we may deem appropriate. However, any current or future hedges will not completely eliminate the risk associated with fluctuating interest rates and our hedging activities may prove to be ineffective. Any failure to manage our hedging positions properly or inability to enter into hedging instruments under acceptable terms, or any other unintended or unanticipated economic consequences of our hedging activities, could negatively affect our financial condition and results of operations.

A decline in social and economic conditions may adversely affect our customers, which may negatively impact our business and results of operations.

As a marketplace bank, we believe our customers are highly susceptible to uncertainties and negative trends in the markets driven by, among other factors, general social and economic conditions in the United States, abroad and the regional areas where our customers reside. Economic factors include interest rates, unemployment levels, tax and tariff rates, the impact of a federal government shutdown, natural disasters, public health emergencies, pandemics, gasoline prices, adjustments in monthly payments, adjustable-rate mortgages and other debt payments, the rate of inflation, relative returns available from competing investment products and consumer perceptions of economic conditions. Social factors include changes in consumer confidence levels and changes in attitudes with respect to incurring debt and the stigma of personal bankruptcy.

These social and economic factors may affect the ability or willingness of borrowers to make payments on their loans. Because we pass through collected borrower payments to investors or we make payments to investors ratably only to the extent we receive the borrower's payments on the corresponding loan, if we do not receive payment(s) on the corresponding loan, the investor will not be entitled to the corresponding amount(s) or payment(s) under the terms of the investment or whole loan purchase agreement. For example, elevated inflation and/or interest rates may cause borrowers to allocate more of their income to necessities, such as housing and food, thereby potentially increasing their risk of default by reducing their ability to make loan payments.

In some circumstances, economic and/or social factors could lead a borrower to pre-pay their loan obligations. In the event of a prepayment, while the investor would receive the return of principal, interest would no longer accrue on the loan. Accordingly, the return for the investor would decline as compared to a loan that was timely paid in accordance with its amortization schedule. There is no penalty to borrowers if they choose to pay their loan early.

Similarly, any adverse impact on the ability of borrowers to make loan payments and/or material increase in pre-payment rates may also have a material impact on the net interest income we earn for loans held on our balance sheet.

We strive to maintain a marketplace bank platform in which annual percentage rates are attractive to borrowers and returns, including the impact of credit losses and prepayments, are attractive to marketplace investors and the Company. These external economic and social conditions and resulting trends or uncertainties could adversely impact the ability or desire of our borrowers or marketplace investors to participate on our platform, which could negatively affect our business and results of operations. In addition to the discussion in this section, see "*Part II – Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview.*"

Our business and operating results could be adversely affected by the political environment and governmental fiscal and monetary policies.

An unpredictable or volatile political environment in the United States, including any related social unrest, could negatively impact business and market conditions, economic growth, financial stability, and business, consumer, investor, and regulatory sentiments, any one or more of which in turn could cause our business and financial results to suffer.

Our business and financial results are also significantly affected by the fiscal and monetary policies of the U.S. government and its agencies. We are particularly affected by the policies of the FRB, which regulates the supply of money and credit in the United States in pursuit of maximum employment, stable prices, and moderate long-term interest rates. The FRB and its policies influence the availability and demand for loans and deposits, the rates and other terms for loans and deposits, the conditions in equity, fixed-income, currency, and other markets, and the value of securities and other financial instruments. For example, in response to elevated inflation, the FRB increased interest rates eleven times since early 2022, from a federal funds rate range of 0.00% to 0.25% in early 2022 to 5.25% to 5.50% in July 2023. While the FRB has since reduced rates to a range of 4.25% to 4.5% as of December 2024, it has indicated a willingness to adjust rates, including slowing the pace of rate decreases or increasing rates, as it deems necessary to combat inflation.

Additionally, tax and other fiscal policies impact not only general economic and market conditions but also give rise to incentives or disincentives that affect how we and our customers prioritize objectives, deploy resources, and run households or operate businesses. Both the timing and the nature of any changes in monetary or fiscal policies, as well as their consequences for the economy and the markets in which we operate, are beyond our control and difficult to predict but could adversely affect our business and operating results.

Negative publicity and unfavorable media coverage could negatively affect our business.

Negative publicity about our industry or our company, including with respect to the quality and reliability of our marketplace bank, effectiveness of the credit decisioning or scoring models used in our marketplace bank platform, the effectiveness of our collection efforts, statements regarding investment returns, changes to our marketplace bank, our ability to grow our borrower and investor base at a rate expected by the market, our ability to effectively manage and resolve borrower and investor complaints, our ability to manage borrower and investor accounts in compliance with regulatory requirements which may not be clear, privacy and security practices, use of loan proceeds by certain borrowers of ours or other companies in our industry for illegal purposes, litigation, regulatory activity, and the experience of borrowers and investors with our marketplace bank, products or services, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our bank, products and services, which could harm our business and operating results. Harm to our reputation can arise from many sources, including employee misconduct or error, misconduct or errors by our partners or partners of partners, other online marketplace banks, outsourced service providers or other counterparties, failure by us or our partners to meet minimum standards of service and quality, inadequate protection of borrower and investor information and compliance failures and claims.

Our business operations may be adversely impacted by political events, terrorism, military conflict or acts of war, cyber-attacks, public health issues, natural disasters, severe weather, climate change, infrastructure failure or outages, labor disputes and other business interruptions.

Our business operations are subject to interruption by, among other things, political events, terrorism, military conflict or acts of war (including the conflicts in Ukraine and the Gaza Strip), cyber-attacks, public health issues, natural disasters, severe weather, climate change (including longer-term shifts in climate patterns, such as extreme heat, sea level rise and more frequent and prolonged drought), infrastructure failure or outages (including power outages), labor disputes and other events which could: (i) decrease demand for our products and services, (ii) adversely affect the macroeconomy and/or our customers, or (iii) make it difficult or impossible for us to deliver a satisfactory experience to our customers. Any such events could also affect the Company by impacting the stability of our deposit base, impairing the ability of our borrowers to repay their outstanding loans, causing significant property damage or otherwise impair the value of collateral securing our loans, and/or resulting in loss of revenue and/or cause us to incur additional expenses. While we may undertake measures indicated to mitigate the adverse impacts of such events, there are no assurances that any of the measures we take will be sufficient or successful.

Furthermore, in the event of any disruption to our operations or those of the companies with whom we do business with, we could experience delays in product development, marketing, operations and customer service efforts, incur significant losses, require substantial recovery time and experience significant expenditures in order to resume or maintain operations, any of which could have a material adverse impact on our business, financial condition and results of operations.

For example, the Ukrainian-Russian conflict, the responses thereto (such as sanctions imposed by the United States and other countries) and any expansion thereof have had, and may continue to have, unpredictable and/or adverse effects on the domestic and global economy and financial markets. Although we have not yet experienced any material direct impact from the Ukrainian-Russian conflict, in part because our business is conducted exclusively in the United States, our business, financial condition or results of operations may be impacted if the conflict prolongs and/or its impact exacerbates.

Similarly, natural disasters have had, and likely will continue to have, unpredictable and/or adverse effects on our customers. With increases to the frequency, breadth and impact of natural disasters, such as fires and hurricanes, the potential for a single or series of natural disaster(s) to have a material adverse impact on our business is also increasing.

Finally, geopolitical conflicts such as the Ukrainian-Russian conflict and the conflict in the Gaza Strip as well as natural disasters such as the 2025 Los Angeles area wildfires, and their impacts, have had, and may continue to have, the effect of heightening many of the other risks described in "*Item 1A. Risk Factors*" and elsewhere in our Annual Report, such as escalating inflation, elevating the possibility of a decline in economic conditions and increasing cybersecurity risk.

RISKS RELATED TO CREDIT AND COLLECTIONS

If the credit decisioning, pricing, loss forecasting and scoring models we use contain errors, do not adequately assess risk, or are otherwise ineffective, our reputation and relationships with customers could be harmed, our market share could decline and the value of loans held on our balance sheet may be adversely affected.

Our ability to attract customers to, and build trust in, our marketplace bank platform is significantly dependent on our ability to effectively evaluate a borrower's credit profile and likelihood of default. To conduct this evaluation, we utilize credit decisioning, pricing, loss forecasting and scoring models that assign each loan offered through our marketplace bank platform a grade and a corresponding interest rate. Our models are based on algorithms that evaluate a number of factors, including behavioral data, transactional data, bank data and employment information, which may not effectively predict future loan losses. If we are unable to effectively segment borrowers into relative risk profiles, we may be unable to offer attractive interest rates for borrowers and risk-adjusted returns for marketplace investors.

Additionally, if these models fail to adequately assess the creditworthiness of our borrowers, we may experience higher than forecasted losses. Furthermore, as stated above, we hold loans on our balance sheet. We periodically assess the value of these loans and in doing so we review and incorporate a number of factors including forecasted losses. Accordingly, if we fail to adequately assess the creditworthiness of borrowers such that we experience higher than forecasted losses, the value of the loans held on our balance sheet may be adversely affected.

We continually refine these algorithms based on new data and changing macroeconomic conditions. However, there is no guarantee that the credit decisioning, pricing, loss forecasting and scoring models that we use have accurately assessed the creditworthiness of our borrowers, or will be effective in assessing creditworthiness in the future.

Similarly, if any of these models contain programming or other errors, are ineffective or the data provided by borrowers or third parties is incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in mispriced or misclassified loans or incorrect approvals or denials of loans. If these errors were to occur, we may be obligated to repurchase the affected loans, marketplace investors may try to rescind their affected purchases or investments or decide not to purchase or invest in loans in the future or borrowers may seek to revise the terms of their loans or reduce the use of our marketplace bank platform for loans.

Additionally, we have entered, and may continue to enter, into credit support agreements where we may be obligated to make payments to certain marketplace investors if the losses on their loan portfolios exceed certain agreed-upon thresholds. If we are unable to accurately predict and manage losses, credit losses may exceed these agreed-upon thresholds and we may be obligated to make payments to these marketplace investors, which could negatively impact our results of operations.

Further, the use of these models, algorithms and artificial intelligence for determining loan grades and corresponding interest rates may also heighten the risk of legal or regulatory scrutiny. We may be required to alter our models for compliance purposes, which could impact the interest rates offered to borrowers, the risk-adjusted returns offered to investors, result in higher losses or otherwise impact our results of operations.

If collection efforts on loans are ineffective or unsuccessful, the return on investment for investors in those loans would be adversely affected and investors may not find investing through our marketplace bank platform desirable.

Many of our loan products, including all of our personal loans, are unsecured obligations of borrowers, and they are not secured by any collateral. None of the loans facilitated on our platform are guaranteed or insured by any third party or backed by any governmental authority in any way. We are the loan servicer for all loans supporting our Structured Program transactions and we are the loan servicer for most, though not all, loans sold as whole loans. The ability to collect on the loans is dependent on the borrower's continuing financial stability and willingness to make loan payments, and consequently, collections can be adversely affected by a number of factors, including job loss, divorce, death, illness, bankruptcy or the economic and/or social factors referenced above in the risk factor "*A decline in social and economic conditions may adversely affect our customers, which may negatively impact our business and results of operations.*" Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans. Accordingly, we and our designated third-party servicers and collection agencies are limited in our ability to collect loans.

In addition, most marketplace investors depend on us or our third-party servicers and collection agencies to pursue collection on delinquent borrower loans. Collections are remitted to marketplace investors only to the extent we receive payments on the corresponding loans. If we, or third parties on our behalf, cannot adequately perform collection services on the loans, the marketplace investor will not be entitled to any remittances under the terms of the investment. Further, if collection action must be taken in respect of a loan, we or the collection agency may charge a collection fee on any amounts that are obtained (excluding litigation). These fees will correspondingly reduce the amounts of any payments received by an investor. Similarly, the returns to investors may be impacted by declines in market rates for sales of charged-off loans to third-party purchasers. Ultimately, if delinquencies impair our ability to offer competitive risk-adjusted returns for marketplace investors, they may seek alternative investments and our business may suffer.

In addition, if we experience a significant increase in the number of charged-off loans we will be unable to collect our servicing fee for such loans and our revenue could be adversely affected.

Further, we use internet-based processes to obtain application information and distribute certain legally required notices to applicants and borrowers of our loans and to obtain electronically signed loan documents. These processes may result in greater risks than paper-based loan originations, including risks regarding the sufficiency of notice for consumer protection laws, risks that borrowers may challenge the authenticity of loan documents or the validity of the borrower's electronic signature on loan documents and risks that unauthorized changes are made to electronic loan documents. Any of these factors could cause our loans or certain terms of our loans to be unenforceable against a borrower or impair our ability to service the loans, which could adversely affect the value of our loans and our business, financial condition and results of operations.

Credit and other information that we receive from borrowers or third parties about a borrower may be inaccurate or may not accurately reflect the borrower's creditworthiness, which may cause us to inaccurately price loans made through our marketplace bank platform.

Our ability to review and select qualified borrowers depends on obtaining borrower credit information from consumer reporting agencies, such as TransUnion, Experian or Equifax, and other third parties. We assign loan grades to loan requests based on our credit decisioning and scoring models that take into account reported credit score, other information reported by the consumer reporting agencies and the requested loan amount, in addition to a variety of other factors. A credit score or loan grade assigned to a borrower may not reflect that borrower's actual creditworthiness because the credit score or loan grade may be based on outdated, incomplete or inaccurate data, including consumer reporting data, and we do not verify the information obtained from a borrower's credit report.

Additionally, there is a risk that, following the date of the credit report or other third-party data that we obtain and review, a borrower may have:

- become delinquent in the payment of an outstanding obligation;
- defaulted on a pre-existing debt obligation;
- taken on additional debt; or
- sustained other adverse financial events.

In addition, borrowers supply a variety of information, including information that is included in the loan listings on our marketplace bank platform, and this information may be inaccurate or incomplete. To verify a borrower's identity, income or employment, our verification process and teams connect to various data sources, directly or through third-party service providers, contact the human resources department of the borrower's stated employer, or request pay stubs. However, we often do not verify a borrower's stated income, tenure, job title, home ownership status or intention for the use of loan proceeds.

The factors above may result in loans being issued to otherwise non-qualified borrowers and/or impact our ability to effectively segment borrowers into relative risk profiles, each of which may impair our ability to offer competitive risk-adjusted returns for investors, which may cause investors to seek alternative investments from ours and our business may suffer. Additionally, if borrowers default on loans that are not priced correctly because the information provided by the borrowers or third parties is inaccurate, investors may try to rescind their affected investments in these loans or the loans may not perform as expected and our reputation may be harmed.

RISKS RELATED TO OUR INDUSTRY

Substantial and increasing competition in our industry may harm our business.

The financial services and banking industry is increasingly competitive. We compete with financial products and companies that attract borrowers, investors or both, as described in "*Item 1. Business – Competition.*"

Many of our competitors have significantly greater financial resources and may have access to less expensive capital than we do, and may offer a broader range of products, services or features, assume a greater level of risk, have lower operating or financing costs, or have different profitability expectations than us. Certain competitors may be able to offer lower rates to borrowers than we are able to offer and/or structure their products in a manner that is more attractive to potential customers. Additionally, some of our competitors may also be subject to less burdensome licensing and other regulatory requirements.

If we do not offer, price and develop attractive products and services for our customers, we may not be able to compete effectively against our competitors and our business and results of operations may be materially harmed. Additionally, competition may drive us to take actions that we might otherwise avoid, such as lowering interest rates or fees on loans or raising interest rates on deposits, and that may adversely affect our business and results of operations.

We could be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when our collateral cannot be foreclosed upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due. Any such losses could adversely affect our business, financial condition and results of operations.

In addition, events or perceptions with respect to liquidity, defaults and other markers of stability, performance and/or strength within the financial services industry have, and may in the future, lead to market-wide liquidity concerns, erosion of confidence in the banking system, the closure of financial services institutions and other adverse consequences. For example, in 2023, Silicon Valley Bank, Signature Bank, and First Republic Bank each failed shortly after substantial reductions in their deposit bases over the course of a few days/weeks. Any such events or perceptions may make our members reluctant to use our products and services or could adversely affect our business, financial condition and results of operations. Further, increases in our FDIC insurance premiums in connection with bank failures, or other events, may adversely affect our results of operations and financial condition.

RISKS RELATED TO PERSONNEL AND THIRD PARTIES

If we fail to attract and retain our highly skilled employees needed to support our business, we may not be able to achieve our anticipated level of growth and our business could suffer.

We believe our success depends on the efforts and talents of our employees, including software engineers, financial, banking, credit and risk personnel, and marketing professionals. Our future success depends on our continued ability to attract, develop, motivate and retain highly qualified and skilled employees. Competition for highly skilled technical and financial personnel, particularly in the San Francisco Bay Area, is extremely intense. Building and maintaining a positive culture and work environment that reinforces our values is also critical to attracting and retaining employees.

We have previously experienced a high attrition rate from employees and while attrition rates have materially reduced recently, they may again become elevated. We periodically make adjustments to our compensation levels and structures as our business and the competitive market for talent evolves. Further, many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. While we strive to create a fulfilling workplace with competitive compensation, certain existing and prospective employees may find our workplace and/or compensation levels and structures to be unattractive, which may adversely impact our business by compromising our ability to retain and recruit an appropriately skilled workforce. Additionally, changes in U.S. immigration policy may make it difficult to renew or obtain visas for certain highly skilled employees that we have hired or are recruiting.

In addition to attracting and retaining highly skilled employees in general, our future performance depends, in part, on our ability to attract and retain key personnel, including our executive officers, senior management team and other key personnel, all of whom would be difficult to replace. The loss of the services of our executive officers, members of our senior management team or key employees and functions, and the process to replace and/or rebuild any of them, involve significant time and expense and distraction that may significantly delay or prevent the achievement of our business objectives or impair our operations or results.

Misconduct and errors by our employees, contractors and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risk, including the risk of misconduct and errors by our employees and other third-party service providers. Our business depends on our employees, contractors and third-party service providers to facilitate the operation of our business and process a large number of increasingly complex transactions, and if any of our employees, contractors or third-party service providers provide unsatisfactory service or take, convert or misuse funds, documents or data (including customer and/or internal documents or data), make an error, or fail to follow protocol when interacting with customers, we could lose customers, harm our reputation, be liable for damages, be subject to repurchase obligations and be subject to complaints, regulatory actions and penalties.

While we have internal procedures and oversight functions to protect us against these risks, we could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability.

Additionally, our use of third-party vendors is subject to increasingly demanding regulatory requirements and attention by our regulators. Regulations require us to perform due diligence of, perform ongoing monitoring of and exercise certain controls over our third-party vendors and other ongoing third-party business relationships. We expect that our regulators will hold us responsible for deficiencies in our oversight and control of our third-party relationships and in the performance of the parties with which we have these relationships.

Any of these occurrences could result in our diminished ability to operate our business, potential liability to customers, inability to attract future customers, reputational damage, regulatory intervention, enforcement action and financial harm, which could negatively impact our business, financial condition and results of operations.

Our growth depends in part on the success of our strategic relationships with third parties.

In order to grow our business and effectuate our business strategy, we anticipate that we will depend in part on our ability to develop and expand our strategic relationship with third parties to offer additional products and services on our platform.

Identifying suitable partners, and negotiating and documenting relationships with them, requires significant time and resources. In some cases, we also compete directly with our partners' product offerings, and if these partners cease their strategic relationship with us it could result in fewer product and service offerings on our platform, which may impede our ability to execute on our business strategy. Further, if we are unsuccessful in establishing or maintaining our relationships with third parties, or realizing the anticipated benefits from such partnerships, our ability to compete and to grow our revenue could be impaired and our operating results may suffer.

A disruption or failure in services provided by third parties could materially and adversely affect our business.

We increasingly rely on third parties to provide and/or assist with certain critical aspects of our business, including: (i) customer support, (ii) collections, (iii) loan origination, (iv) data verification, (v) record keeping and (vi) cloud computing. These third parties may be subject to cybersecurity incidents, privacy breaches, service disruptions and/or financial, legal, regulatory, labor or operational issues; any of which may result in the third party providing inadequate service levels to us or our customers. In addition, these third parties may breach their agreements with us and/or refuse to continue or renew these agreements on commercially reasonable terms. If any third party provides inadequate service levels or fails to provide services at all, we may face business disruptions, customer dissatisfaction, reputational damage and/or financial and legal exposure; any of which may harm our business.

Our controls and procedures may be inadequate, fail or be circumvented and our business, operating results and financial condition may be adversely affected.

We are required to maintain effective controls and procedures, including internal controls over our operations, financial reporting, disclosure controls and procedures, compliance monitoring and corporate governance policies and procedures. Designing and implementing effective controls and procedures is a continuous effort that requires us to anticipate and react to changes in our business, industry and the economic and regulatory environment and to expend significant resources to maintain a system of controls that is adequate to satisfy our public company and bank regulatory obligations.

If we are unable to establish and maintain appropriate controls and procedures, or if our employees, contractors or third-party service providers fail to abide by or circumvent such controls and procedures, it could cause us to fail to meet our regulatory or financial reporting obligations, cause us to fail to timely detect errors, result in misstatements or omissions in our consolidated financial statements, harm our operating results and financial condition or otherwise adversely affect our business operations. We could also become subject to investigations by the NYSE, the SEC or our banking regulators, which could require additional financial and management resources.

RISKS RELATED TO DATA, INTELLECTUAL PROPERTY AND PRIVACY

Security incidents, system failures, bugs in our system, and similar disruptions could impair our operations, compromise the confidential information of our borrowers and our investors, damage our reputation, and harm our business and financial performance.

We believe the technology platform that powers our marketplace bank enables us to deliver solutions to customers and provides a significant time and cost advantage over traditional banks. The satisfactory performance, reliability and availability of our technology and underlying network infrastructure are critical to our operations, customer service and reputation. Like all information systems and technology, our systems may contain or develop material errors, failures, vulnerabilities or bugs, particularly when new features or capabilities are released, and may be subject to computer viruses or other malicious code, break-ins, phishing impersonation attacks, attempts to overload our servers with denial-of-service or other attacks, ransomware and similar incidents or disruptions from unauthorized use of our computer systems, as well as unintentional incidents causing data leakage, any of which could lead to interruptions, delays or make it difficult or impossible for us to deliver a satisfactory experience to our customers. Our failure to maintain satisfactory performance, reliability and availability of our technology and underlying network infrastructure may impair our ability to attract new customers and retain existing customers, which could have a material adverse effect on our business.

Our business involves the collection, storage, processing and transmission of customers' personal information, including their financial information. The highly automated nature of our marketplace bank, our reliance on digital technologies and the types and amount of data collected, stored and processed on our systems make us an attractive target and subject to cyber-attacks, computer viruses, ransomware, physical or electronic break-ins and similar disruptions. While we have taken steps to protect confidential information that we collect, create, or have access to, our security measures or those of our third-party vendors and business partners are subject to breach. Unauthorized access to our proprietary business information or customer data may be obtained through, among other things, break-ins, sabotage, computer malware, viruses, social engineering, ransomware attacks, hacking into the systems or facilities of us or our partners, vendors, or customers, exposing and exploiting design flaws in our software, or other misconduct, including by state-sponsored and other sophisticated organizations. Such incidents have become more prevalent in recent years and may target our systems or facilities or those of our partners, vendors, or customers. For example, outside parties have attempted to fraudulently induce employees, vendors, customers, and others to disclose sensitive or confidential information in order to gain access to our systems. Our security measures could also be compromised by our personnel, theft or errors, or be insufficient to prevent exploitation of security vulnerabilities in software or systems on which we rely.

Cyber-attacks have occurred on our systems in the past and may occur on our systems in the future. Although in 2024 we did not suffer material costs or disruption to our business from any such incident, unauthorized access to our marketplace bank and servicing systems can result in confidential borrower and investor information being stolen and potentially used for criminal purposes. Breaches of our security measures could negatively impact our relationships with customers, lead to interruptions or delays or make it difficult or impossible for us to deliver a satisfactory experience to our customers and expose us to liability related to the loss of the information, time-consuming expensive litigation and negative publicity. Moreover, any future security breach may also result in the theft of our intellectual property, proprietary data, or trade secrets, which could have a material adverse impact on our reputation, business operations and financial performance.

We also may be required to notify regulators, affected individuals and/or stockholders about any actual or perceived data breach involving personal information or material cybersecurity incident within strict time periods. This notice may be difficult to provide in a timely fashion for many reasons, including due to the complexity of gathering, verifying and analyzing relevant information. Furthermore, disclosures regarding a security breach may be costly to implement and often lead to widespread negative publicity, which may cause customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, we could lose borrowers, investors and ecosystem partners and our business and operations could be adversely affected.

Because there are many different cybercrime and hacking techniques and such techniques continue to evolve, we may be unable to anticipate attempted security breaches, react in a timely manner or implement adequate preventative measures. Cyber-attacks may take advantage of weaknesses in third-party technology or standards of which we are unaware or that we do not control and may not be recognized until long after they have been launched. Certain efforts may be state-sponsored or from other sophisticated organizations, and supported by significant financial and technological resources, making them even more difficult to detect. Efforts to prevent hackers from disrupting our services or otherwise accessing our systems are expensive to develop, implement, and maintain. Such efforts require ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated and may limit the functionality of, or otherwise adversely impact, our service offerings and systems.

The systems we rely upon also remain vulnerable to damage or interruption from a number of other factors, including the failure of our network or software systems, natural disasters, terrorism, telecommunication failures, human error, third-party error, other-man made problems, and similar events or disruptions. Any interruptions or delays in our technology systems or service, whether accidental or willful, could harm our relationships with our customers and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing or posting payments on loans, impact our bank operations, damage our brand and reputation, divert our employees' attention, reduce our revenue, subject us to liability and cause customers to abandon our marketplace bank platform, any of which could adversely affect our business, financial condition and results of operations.

Cyber-attacks suffered by third parties upon which we rely could negatively affect our business.

We rely on third-party service providers to provide critical services that help us deliver our solutions and operate our business. These providers may store or otherwise process the same sensitive, proprietary, and confidential information that we handle. For example, in certain circumstances we utilize third-party vendors, including cloud applications and services, to facilitate the servicing of customer accounts. Under these arrangements, third-party vendors require access to certain customer data for the purpose of servicing the accounts. These service providers may not have adequate security measures and could experience a security incident that compromises the confidentiality, integrity, or availability of the systems they operate for us or the information they process on our behalf. Such occurrences could adversely affect our business to the same degree as if we had experienced these occurrences directly, and we may not have recourse to the responsible third-party service providers for the resulting liability we incur.

We also utilize certain information provided by third parties to facilitate the marketing, distribution, servicing and collection of loans. A cyber-attack suffered by a third party that provides data to us could impact our ability to market, distribute, service or collect for borrowers or investors. For example, Equifax announced a significant cyber breach that impacted millions of consumers. We utilize certain information from Equifax to allow us to market our products through pre-screened offers to qualified borrowers. If a consumer elects to "freeze" their credit data, we would not be able to access their information to make these pre-screened offers. Further, as a result of the release of personal information from a third-party platform, we could experience an increase in fraudulent loan applications or investor accounts. Under our policies, we reimburse investors for any loan obtained as a result of a verified identity fraud and any increase in identity theft could result in increased reimbursement costs.

The collection, processing, storage, use, and disclosure of personal information could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, transmit, store and process a large volume of personal information and other user data. There are federal, state and foreign laws regarding privacy and the storing, sharing, use, disclosure, protection and other processing of personal information and other user data. Specifically, personal information is increasingly subject to legislation and regulations in numerous U.S. and international jurisdictions, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction.

Governments, regulators, the plaintiffs' bar, privacy advocates and customers have increased their focus on how companies collect, process, use, store, share and transmit personal information. This regulatory framework for privacy issues worldwide is evolving and is likely to continue to evolve for the foreseeable future, which creates uncertainty. For example, in California, the California Consumer Privacy Act (CCPA) became effective on January 1, 2020 and was modified by the California Privacy Rights Act (CPRA) on January 1, 2023. The CCPA and CPRA, among other things, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how certain personal information is used and shared. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches, which is expected to increase the volume, cost and success of class action data breach litigation. The CPRA also established the California Privacy Protection Agency to implement and enforce the CCPA and CPRA, as well as to impose administrative fines. The full impact of this law and its corresponding regulations, future enforcement activity and potential liability is unknown. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., and multiple states have enacted or proposed similar laws. There is also discussion in Congress of new comprehensive federal data protection and privacy laws which we likely would be subject to if enacted. Additionally, the CFPB recently issued a final rule to implement Section 1033 of the Dodd-Frank Act (the Open Banking Rule) on "open banking" and protection of personal financial data rights that would give consumers certain rights regarding the use and transfer of their personal financial data.

We cannot yet predict the full impact of the CCPA, CPRA, Open Banking Rule or any other proposed or enacted state, U.S. or international data privacy legislation on our business or operations, but such laws may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. We could also be adversely affected if other legislation or regulations are expanded to require changes in business practices or privacy policies, or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. Any actual or perceived failure to comply with data privacy laws or regulations, or related contractual or other obligations, or any perceived privacy rights violation, could lead to investigations, claims, and proceedings by governmental entities and private parties, damages for contract breach, and other significant costs, penalties, and other liabilities, as well as harm to our reputation and market position.

We post on our website our privacy policies and practices concerning the collection, use, disclosure and processing of personal information. We also obtain consent from our borrowers to share personal information under certain conditions. We are subject to the terms of our privacy policies, privacy-related disclosures, and contractual and other privacy-related obligations to our customers and other third parties. Our failure, real or perceived, to comply with applicable privacy policies or federal, state or foreign laws and regulations or any compromise of security that results in the unauthorized release of personal information or other user data could damage our reputation, discourage potential borrowers or investors from using our marketplace bank or result in fines or proceedings brought against us, our issuing banks or other third parties by governmental agencies, borrowers, investors or other third parties, one or all of which could materially adversely affect our business, financial condition and results of operations. In addition to laws, regulations and other applicable common law rules regarding privacy, privacy advocacy groups, industry groups or other private parties may propose new and different privacy standards. We could also be subject to liability for the inappropriate use of information made available by us. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability for us, damage our reputation, inhibit use of our marketplace bank and harm our business.

Any failure to protect our own intellectual property rights could impair our brand, or subject us to claims for alleged infringement by third parties, which could harm our business.

We rely on a combination of copyright, trade secret, trademark, patent and other rights, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, underwriting and credit decisioning data, processes and other intellectual property. However, the steps we take to protect our intellectual property rights may be inadequate. Third parties may seek to challenge, invalidate or circumvent our copyright, trade secret, trademark, patent and other rights or applications for any of the foregoing. Further, as our business continues to expand we may increase our dependence on third parties to provide additional products and services. Third parties who are contractually obligated to protect our intellectual property may be the target of data breaches or may breach their obligations and disseminate, misappropriate or otherwise misuse our proprietary technology, underwriting and data, processes and other intellectual property. Additionally, our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing on their intellectual property rights, and we may be found to be infringing on such rights. We may, however, be unaware of the intellectual property rights that others may claim cover some or all of our technology or services.

In order to protect our intellectual property rights, we may be required to spend significant resources. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of intellectual property. In addition, any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our products or operating our platform or require that we comply with other unfavorable terms. Our failure to secure, protect and enforce our intellectual property rights could seriously adversely affect our brand and adversely impact our business.

The development and use of artificial intelligence presents risks and challenges that could adversely impact our business, financial condition and results of operations.

We, or our third-party service providers, may develop or incorporate artificial intelligence (AI) technology in certain business processes, products or services. The development and use of AI presents a number of risks and challenges. The legal and regulatory environment relating to AI is uncertain and rapidly evolving, which could require changes in our potential use and implementation of AI technology, limit our ability to integrate AI and increase our compliance costs and the risk of non-compliance. For example, the use of machine learning and AI can implicate potential fair lending issues, which may raise concerns for regulators or consumer advocacy groups.

Additionally, we may integrate AI into our operations, technology, products and services in the future. AI models may produce output or take action that is incorrect, infringe on the intellectual property rights of others or is otherwise harmful. In addition, the complexity of AI models may make it challenging to understand why they generate particular outputs. There can be no assurance that any products or services that utilize AI will be successful or that we will keep pace with the rapid evolution of AI. Further, while we have policies governing the use of AI by our employees, contractors and third-party service providers, we cannot guarantee that they will follow such policies when using AI or that such policies will protect us from potential liability relating to our adoption or use of AI technologies. Additionally, others may use AI to increase the frequency and severity of cybersecurity attacks against us or our third-party service providers, which could adversely impact our business and results of operations.

Some aspects of our platform include open-source software, and any failure to comply with the terms of one or more of these open-source licenses could negatively affect our business.

Aspects of our platform include software covered by open-source licenses, which may include, by way of example, GNU General Public License and the Apache License. Open-source license terms are often ambiguous, and there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses. Therefore, the potential impact of such terms on our business is somewhat unknown. If portions of our proprietary software are determined to be subject to an open-source license, we could be required to publicly release and grant royalty-free licenses under the affected portions of our proprietary source code, re-engineer all or a portion of our technologies or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and products. There can be no assurance that efforts we take to monitor the use of open-source software to avoid uses in a manner that would require us to disclose or grant licenses under our proprietary source code will be successful, and such use could inadvertently occur. This could harm our intellectual property position and have a material adverse effect on our business, results of operations, cash flow, and financial condition. In addition to risks related to license requirements, usage of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with use of open-source software cannot be eliminated, and could adversely affect our business.

RISKS RELATED TO TAX AND ACCOUNTING

Changes in tax laws and our ability to use our deferred tax assets to offset future taxable income could have a material adverse effect on our business, financial condition and results of operations.

We are subject to taxes in the United States under federal, state and local jurisdictions in which we operate. The governing tax laws and applicable tax rates vary by jurisdiction and are subject to interpretation and changes. We may be subject to examination by the tax authorities and such authorities may disagree with our tax positions, which could adversely affect our financial condition.

Further, the amount of tax payable in a given financial statement period may be impacted by sudden or unforeseen changes in tax laws, changes in the mix and level of earnings by taxing jurisdictions, or changes to existing accounting rules or regulations. For example, the Tax Cuts and Jobs Act (the Tax Act) enacted on December 22, 2017, made broad and complex changes to the U.S. tax code and the Tax Act's reduction of the federal corporate income tax rate from 35% to 21%, effective January 1, 2018, has reduced our deferred tax asset associated with net operating loss carryforwards (NOLs). A lack of future taxable income would also adversely impact our ability to utilize our NOLs.

In addition, under Section 382 of the Internal Revenue Code of 1986 (Internal Revenue Code), as amended, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its NOLs to offset future taxable income. Future changes in our stock ownership, as well as other changes that may be outside of our control, could result in additional ownership changes under Section 382 of the Internal Revenue Code, as amended. Our NOLs may also be impaired under similar provisions of state law. Further, additional changes to federal or state tax laws or technical guidance relating to the Tax Act that would further reduce the corporate tax rate could operate to effectively reduce or eliminate the value of any deferred tax asset. Our tax attributes as of December 31, 2024 may expire unutilized or underutilized, which could prevent us from offsetting future taxable income.

We assess the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize certain deferred tax assets. On the basis of this evaluation, a valuation allowance has been recorded to recognize only deferred tax assets that are more likely than not to be realized.

Our ability to accurately forecast net income (loss) is in part a function of our ability to use our NOLs and, more generally, forecast our tax liability. Fluctuations in our tax obligations may differ materially from amounts recorded in our financial statements and could adversely affect our business, financial condition and results of operations in the periods for which such determination is made.

We have incurred net losses in the past and may incur net losses in the future.

Although we were profitable for the years ended December 31, 2024 and 2023, and expect to remain profitable for the year ending December 31, 2025, we have incurred net losses in the past. Our operating expenses may continue to be elevated as we resolve regulatory investigations and examinations, enhance our compliance and technology systems, continue the growth of our business, attract customers and partners, and further enhance and develop our products and services. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. We may incur additional losses in the future and may not maintain profitability on a quarterly or annual basis.

If accounting standards change or if our estimates or assumptions relating to our critical accounting policies prove to be incorrect, our results of operations and financial condition could be adversely affected.

Our financial statements are subject to the application of accounting principles generally accepted in the United States of America (GAAP). The application of GAAP is also subject to varying interpretations over time. We are required to adopt new or revised accounting standards or comply with revised interpretations that are issued from time to time by various parties, including accounting standard setters and those who interpret the standards, such as the FASB, the SEC, and bank regulatory authorities. Those changes are beyond our control but could adversely affect our results of operations and financial condition. See "*Part II – Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 1. Summary of Significant Accounting Policies – Adoption of New Accounting Standards*" below for information on new financial accounting standards issued by the FASB. Additionally, the preparation of our financial statements in conformity with GAAP requires estimates and assumptions that affect the amounts reported and disclosed in our financial statements. While we base our estimates and assumptions on historical experience and other assumptions that we believe to be reasonable under the circumstances, our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions.

RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK

Our stock price has been and may continue to be volatile.

Our stock price has exhibited substantial volatility. Our stock price may continue to fluctuate in response to a number of events and factors, such as quarterly operating results; changes in our financial projections provided to the public or our failure to meet those projections; changes in the credit performance of our loans; the public's reaction to our press releases, other public announcements and filings with the SEC; progress and resolution with respect to litigation and regulatory inquiries; our operation of LC Bank; significant transactions or acquisitions; new features, products or services offered by us or our competitors; changes in financial estimates and recommendations by securities analysts; media coverage of our business and financial performance; the operating and stock price performance of, or other developments involving, other companies that stockholders may deem comparable to us; trends in our industry; any significant change in our management; and general economic conditions.

In addition, the stock market in general, and the market prices for companies in our industry, have experienced volatility. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. Price volatility over a given period may cause the price of any repurchase of our own stock to exceed the stock's price at a given point in time. Volatility in our stock price also impacts the value of our equity compensation, which affects our ability to recruit and retain employees. In addition, some companies that have experienced volatility in the market price of their stock, including us, have been subject to securities class action litigation. We have been the target of this type of litigation and may continue to be a target in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could harm our business.

Further, our stock could be the target of short sellers who may seek to drive down the price of shares they have sold short by disseminating negative reports or information about the Company. Such negative publicity may lead to additional public scrutiny or may cause further volatility in our stock price, a decline in the value of a stockholder's investment in us or reputational harm.

Any stock price decline could have a material adverse impact on stockholder confidence and employee retention.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research reports about our business, our stock price and trading volume could decline.

Research and reports that securities or industry analysts publish about the Company or our business may be consumed by equity investors and influence their opinion of our business and/or investment in our common stock. For example, if one or more of the analysts who cover us downgrades our stock, our stock price may decline. Additionally, if one or more of these analysts cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Future issuances and/or sales of common stock may result in significant dilution to our stockholders and may place downward pressure on our stock price.

We may issue additional equity securities to raise capital, support acquisitions, or for a variety of other purposes. We also utilize equity-based compensation as an important tool in recruiting and retaining employees and other service providers. Additional issuances of our stock may be made pursuant to the exercise or vesting of stock options or restricted stock units, respectively. Dilution to existing holders of our common stock from equity-based compensation and other additional issuances could be substantial and may place downward pressure on our stock price.

Our quarterly results may fluctuate significantly and may not fully reflect the longer-term underlying performance of our business.

Our operating and financial results have varied on a quarterly basis during our operating history and may continue to fluctuate significantly. These fluctuations may be due to a variety of factors, some of which are outside of our control and may not fully reflect the underlying performance of our business. Factors that may cause fluctuations in our quarterly financial results include our ability to attract and retain new customers, seasonality in our business, the costs associated with and outcomes of legal and regulatory matters, volatility related to fraud and credit performance, the timing of capital markets transactions, variability in the valuation of loans held on our balance sheet, changes in business or macroeconomic conditions and a variety of other factors, including as a result of the risks set forth in this "Risk Factors" section. Fluctuation in quarterly results and how we perform relative to guidance may adversely affect the price of our common stock.

Anti-takeover provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company.

Our eighth amended and restated Certificate of Incorporation (Certificate of Incorporation), and our amended and restated Bylaws (Bylaws) contain provisions that can have the effect of delaying or preventing a change in control of us or changes in our management. The provisions, among other things:

- establish a classified board of directors so that not all members of our board of directors are elected at one time;
- permit only our board of directors to establish the number of directors and fill vacancies on the board;
- provide that directors may only be removed "for cause" and only with the approval of two-thirds of our stockholders;
- require two-thirds of all outstanding shares of our capital stock vote to amend some provisions in our Certificate of Incorporation and Bylaws;
- authorize the issuance of "blank check" preferred stock that our board of directors could use to implement a stockholder rights plan (also known as a "poison pill");
- eliminate the ability of our stockholders to call special meetings of stockholders;
- prohibit stockholder action by written consent, which requires that all stockholder actions must be taken at a stockholder meeting;
- do not provide for cumulative voting; and
- establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. In addition to these provisions, banking laws impose notice, approval, and ongoing regulatory requirements on any stockholder or other party that seeks to acquire direct or indirect "control" of an FDIC-insured depository institution and bank holding company. These laws include the BHCA and the Change in Bank Control Act. These laws could delay or prevent an acquisition. See "*Item 1. Business – Regulation and Supervision – Acquisition of a Significant Interest in the Company*" for additional information.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, a stockholder may only receive a return on their investment in our common stock if the trading price of our common stock increases.

Also, as a bank holding company, our ability to pay dividends is affected by the policies and enforcement powers of the FRB and any future payment of dividends will depend on LC Bank's ability to make distributions and payments to the Company as our principal source of funds to pay such dividends. LC Bank is also subject to various legal, regulatory and other restrictions on its ability to make distributions and payments to the Company. In addition, in the future, we may enter into borrowing or other contractual arrangements that restrict our ability to pay dividends. As a consequence of these various limitations and restrictions, we may not be able to pay dividends on our common stock. See "*Item 1. Business – Regulation and Supervision – Regulatory Limits on Dividends and Distributions*" for additional information.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity represents a critical component of our overall approach to risk management. Accordingly, cybersecurity risks are subject to oversight by the Company's Board of Directors (the Board), primary responsibility for which has been delegated by the Board to its Operational Risk Committee (the Board Operational Risk Committee).

Our cybersecurity policies, processes and practices are informed by the cybersecurity framework established by the National Institute of Standards and Technology. We are able to leverage a cross-functional team that includes senior personnel from our technology, operations, legal, risk management and internal audit functions as and when warranted by the particular cybersecurity matter. In managing cybersecurity risks, we strive to: (i) identify, prevent and mitigate cybersecurity threats; (ii) preserve the confidentiality, security and availability of proprietary or confidential information; (iii) protect the Company's intellectual property; (iv) maintain the confidence of our members, marketplace investors and business partners; and (v) provide appropriate and required disclosure of cybersecurity risks and incidents.

Risk Management and Strategy

Our processes for assessing, identifying, and managing material risks from cybersecurity threats are fully integrated into our enterprise risk management (ERM) program and include the following areas of focus:

- **Systems Safeguards:** Preventing and mitigating cybersecurity threats, including through the use of firewalls, intrusion prevention and detection systems, anti-malware software, access controls and other system safeguards.
- **Incident Response:** Identifying and responding to cybersecurity incidents in accordance with our information security incident response plan.
- **Collaboration:** Collaborating internally and with public and private entities, including intelligence and enforcement agencies, industry groups and third-party service providers, to identify, assess and respond to cybersecurity risks.
- **Third-Party Risk Management:** Maintaining a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of our systems.
- **Training:** Reinforcing our information security policies, processes and practices through periodic mandatory training for Company personnel.
- **Governance:** Designing a comprehensive framework for the oversight of cybersecurity risk, with regular interaction between the Board Operational Risk Committee and the Company's ERM function, our Chief Information Security Officer (CISO) and members of Company management and relevant management committees, including the Company's Management Operational Risk Committee (the Management Operational Risk Committee).

A key part of our strategy for managing risks from cybersecurity threats is the assessment and testing of our processes and practices through auditing, assessments, tabletop exercises, threat modeling, vulnerability scanning and other exercises focused on evaluating the effectiveness of our cybersecurity measures. We engage third parties to perform assessments on our cybersecurity measures, including information security penetration tests, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the Board Operational Risk Committee and are used to adjust our cybersecurity policies, standards, processes and practices, as necessary.

Governance

The Board Operational Risk Committee oversees the management of risks from cybersecurity threats, including policies, processes and practices implemented by Company management to address such risks. The Board Operational Risk Committee receives presentations and reports on cybersecurity risks and information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates until such incident has been addressed. At least once each year, the Board Operational Risk Committee discusses the Company's approach to cybersecurity risk management with our CISO. Further, the Board periodically, as warranted, receives reports with respect to and engages in discussions with Company management on cybersecurity matters.

Our CISO is principally responsible for overseeing our cybersecurity risk management program, in partnership with other senior personnel across the Company. Our CISO works in coordination with the other members of the Company's Management Operational Risk Committee, which includes our Chief Executive Officer, Chief Financial Officer, Chief Technology Officer, Chief Risk Officer and General Counsel. Our CISO has served in that role for over 5 years and in various roles in information technology and information security for over 20 years. Our CISO holds an undergraduate degree in computer information systems and has attained the professional certification of Certified Information Systems Security Professional. The other members of the Management Operational Risk Committee each have relevant qualifications and over 10 years of experience managing risk in the technology and/ or financial services industry.

Our CISO, in coordination with the Management Operational Risk Committee, works collaboratively across the Company to implement a program designed to protect our information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents. To facilitate the success of this program, cross-functional teams are deployed to address cybersecurity threats and to respond to cybersecurity incidents in accordance with our information security incident response plan. Our CISO, through his team and use of accompanying technology, monitors the prevention, detection, mitigation and remediation of cybersecurity incidents, and report such incidents to the Management Operational Risk Committee and/or the Board Operational Risk Committee, as and when appropriate.

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, we cannot eliminate all risks from cybersecurity threats or provide assurances that we have not experienced undetected cybersecurity incidents of a material nature. For additional information about the risks from cybersecurity threats, see "*Item 1A. Risk Factors*" in this Annual Report.

Item 2. Properties

Our corporate headquarters are located in San Francisco, California and consist of approximately 115,000 square feet of office space under a lease that expires in 2026. In addition to our headquarters, we lease office space in other parts of the United States, including in the Salt Lake City, Utah area, expiring in 2029, as well as in Boston, Massachusetts and New York, New York, both expiring in 2028. These leases total approximately 140,000 square feet. With the exception of New York, we have renewal options to extend the terms of all of our leases. We believe our current leased properties are adequate for our immediate business needs.

For more information regarding our leases, see "*Part II – Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 18. Leases*" of this Annual Report.

Item 3. Legal Proceedings

The information set forth under "*Part II – Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 19. Commitments and Contingencies*" of this Annual Report is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

LendingClub's common stock is listed on the New York Stock Exchange (NYSE) under the ticker symbol "LC."

Holders of Record

As of January 31, 2025, there were 33 holders of record of LendingClub's common stock. Because many of LendingClub's shares of common stock are held by brokers and other institutions on behalf of stockholders, the Company is unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

LendingClub has not paid cash or other dividends since its inception and does not anticipate paying cash or other dividends in the foreseeable future. Further, see "*Part I – Item 1. Business – Regulation and Supervision – Regulatory Limits on Dividends and Distributions*" and "*Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 20. Regulatory Requirements*" for a summary of certain rules and regulations that limit the ability of the Company or LC Bank to pay dividends.

Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

None.

Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of LendingClub under the Securities Act, or the Exchange Act.

The following graph and table compare the cumulative total return to stockholders of LendingClub's common stock relative to the cumulative total returns of the KBW Nasdaq Bank Index and Standard & Poor's 500 Index. An investment of $100 (with reinvestment of all dividends, when applicable) is assumed to have been made in LendingClub's common stock and in each index at market close on December 31, 2019 and its relative performance is tracked through December 31, 2024. The returns shown are based on historical results and are not intended to suggest future performance.



	December 31, 2019		December 31, 2020		December 31, 2021		December 30, 2022		December 29, 2023		December 31, 2024
LendingClub Corporation	$	100	$	83.68	$	191.60	$	69.73	$	69.26	$	128.29
KBW Nasdaq Bank Index	$	100	$	86.37	$	116.64	$	88.96	$	84.70	$	112.45
Standard & Poor's 500 Index	$	100	$	116.26	$	147.52	$	118.84	$	147.64	$	182.05

Item 6. [Reserved]

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes that appear in this Annual Report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and in this Annual Report, particularly in "Part I – Item 1A. Risk Factors." The forward-looking statements included in this Report are made only as of the date hereof and we do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

LendingClub operates a leading, nationally chartered, digital marketplace bank that aims to advantage our members with the information, tools, and guidance needed to achieve their own version of financial success. We do this through a smart, simple, and rewarding digital experience that leverages data and technology to increase access to credit, lower borrowing costs, and improve returns on savings.

Executive Summary

The following results for the year ended December 31, 2024, compared to the same period in 2023, reflect growth in our Balance Sheet as well as an increase in net income.

- *Loan originations:* Loan originations decreased $0.2 billion, or 3%, for the year ended December 31, 2024 compared to the same period in 2023. The decrease was primarily driven by a decrease in unsecured personal loan origination volume.
  - ◦ Loan originations held for investment (HFI) at amortized cost decreased $0.4 billion, or 21%, for the year ended December 31, 2024 compared to the prior year.
  - ◦ Loan originations HFI at amortized cost as a percentage of loan originations was 24% and 29% for the years ended December 31, 2024 and 2023, respectively. The percentage of loan originations HFI in any period is dependent on many factors, including quarterly loan origination volume, risk-adjusted returns, liquidity and general regulatory capital considerations.

- *Total net revenue:* Total net revenue decreased $77.6 million, or 9.0%, for the year ended December 31, 2024 compared to the same period in 2023.
  - ◦ *Marketplace revenue:* Marketplace revenue decreased $48.7 million, or 17%, for the year ended December 31, 2024 compared to the same period in 2023. The decrease was primarily due to a decrease in servicing fees due to lower loan balances serviced for others as well as a $7.7 million servicing asset write-off related to a loan portfolio purchase in the third quarter of 2024 of loans that we previously originated and sold. In addition, the decrease was also driven by an increased loss in net fair value adjustments due to the increase in the origination volume of marketplace loans, partially offset by higher loan sales prices.
  - ◦ *Net interest income:* Net interest income decreased $27.8 million, or 5%, for the year ended December 31, 2024 compared to the same period in 2023. The decrease was primarily driven by lower interest income due to a lower average balance of loans retained as HFI in the current period. In addition, the decrease was also driven by an increase in interest expense associated with growth in interest-bearing deposits and an increase in interest rates. This was partially offset by higher interest income due to a higher average balance of securities retained associated with our Structured Certificates and a higher average balance of loans held for sale (HFS).

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

◦ *Net interest margin:* Net interest margin for the year ended December 31, 2024 was 5.6%, decreasing from 7.0% in the prior year.

- *Provision for credit losses:* Provision for credit losses decreased $65.3 million, or 27%, for the year ended December 31, 2024 compared to the same period in 2023. The decrease was primarily driven by a decrease in the initial provision for credit losses from a lower volume of originated loans retained as HFI at amortized cost. In addition, the provision for credit losses in 2023 included a higher quantitative and qualitative allowance as a result of an increase in expected losses and a less favorable economic outlook. The year over year decrease was partially offset by the impact of a $8.0 million provision in our Commercial Real Estate (CRE) portfolio due to one legacy office loan, which was recognized in 2024. Excluding this one office loan, the CRE office loan portfolio balance was under $35 million as of December 31, 2024.

- *Total non-interest expense:* Total non-interest expense decreased $22.8, or 4%, for the year ended December 31, 2024 compared to the same period in 2023. The decrease was primarily due to a decrease in headcount as a result of the workforce reduction plans we implemented in 2023.

- *Net income:* Net income increased $12.4 million, or 32%, for the year ended December 31, 2024 compared to the same period in 2023.

- *Diluted earnings per share (Diluted EPS):* Diluted EPS was $0.45 for the year ended December 31, 2024, compared to $0.36 in the prior year.

- *Pre-provision net revenue (PPNR):* PPNR for the year ended December 31, 2024 decreased $54.8 million, or 18%, compared to the same period in 2023.

- *Total assets:* Total assets as of December 31, 2024 increased $1.8 billion, or 20%, compared to the prior year, primarily reflecting growth in securities related to our Structured Certificates program and loans held for investment at fair value, including the purchase of a $1.3 billion outstanding principal balance loan portfolio during the third quarter of 2024. This portfolio consisted of loans that we previously originated and sold. This increase was partially offset by a decrease in loans retained as HFI.

- *Deposits:* Total deposits as of December 31, 2024 increased $1.7 billion, or 24%, compared to the same period in 2023, primarily reflecting growth in our high-yield savings and certificates of deposit. Federal Deposit Insurance Corporation (FDIC)-insured deposits represent approximately 87% of total deposits as of December 31, 2024.

The above summary should be read in conjunction with this Management's Discussion and Analysis of Financial Condition and Results of Operations in its entirety. For additional discussion related to our operating segments, see "*Segment Information*."

Financial Highlights

We regularly review several metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The following presents our select financial metrics for the periods presented:

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

As Of and For The Year Ended December 31,		2024		2023		2022
Non-interest income	$	252,970	$	302,781	$	712,391
Net interest income		534,041		561,838		474,825
Total net revenue		787,011		864,619		1,187,216
Non-interest expense		543,678		566,437		766,853
Pre-provision net revenue [1]		243,333		298,182		420,363
Provision for credit losses		178,267		243,565		267,326
Income before income tax (expense) benefit		65,066		54,617		153,037
Income tax (expense) benefit		(13,736)		(15,678)		136,648
Net income	$	51,330	$	38,939	$	289,685
Income tax benefit from release of tax valuation allowance		—		—		143,495
Net income excluding income tax benefit [1][2]	$	51,330	$	38,939	$	146,190
Basic EPS – common stockholders	$	0.46	$	0.36	$	2.80
Diluted EPS – common stockholders	$	0.45	$	0.36	$	2.79
Diluted EPS excluding income tax benefit [1][2]	$	0.45	$	0.36	$	1.41
LendingClub Corporation Performance Metrics:						
Net interest margin		5.6 %		7.0 %		8.2 %
Efficiency ratio [3]		69.1 %		65.5 %		64.6 %
Return on average equity (ROE)		4.0 %		3.2 %		28.4 %
Return on tangible common equity (ROTCE) [1]		4.3 %		3.5 %		31.3 %
Return on average total assets (ROA)		0.5 %		0.5 %		4.7 %
Marketing as a % of loan originations		1.4 %		1.3 %		1.5 %
LendingClub Corporation Capital Metrics:						
Common equity tier 1 capital ratio		17.3 %		17.9 %		15.8 %
Tier 1 leverage ratio		11.0 %		12.9 %		14.1 %
Book value per common share	$	11.83	$	11.34	$	10.93
Tangible book value per common share [1]	$	11.09	$	10.54	$	10.06
Loan Originations (in millions) [4]:						
Marketplace loans	$	5,482	$	5,253	$	9,389
Loan originations held for investment		1,735		2,184		3,731
Total loan originations	$	7,218	$	7,437	$	13,121
Loan originations held for investment as a % of total loan originations		24 %		29 %		28 %
Servicing Portfolio AUM (in millions) [5]:						
Total servicing portfolio	$	12,371	$	14,122	$	16,157
Loans serviced for others	$	7,207	$	9,336	$	10,819

[1] Represents a non-GAAP financial measure. See "*Non-GAAP Financial Measures*" for additional information.
[2] The year ended December 31, 2022 excludes an income tax benefit of $143.5 million due to the release of our deferred tax asset valuation allowance.
[3] Calculated as the ratio of non-interest expense to total net revenue.
[4] Includes unsecured personal loans and auto loans only.
[5] Assets under management (AUM) reflects loans serviced on our platform, which includes outstanding balances of unsecured personal loans, auto refinance loans and education and patient finance loans serviced for others and retained by the Company.

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

As of December 31,	2024	2023
Balance Sheet Data:		
Securities available for sale	$ 3,452,648	$ 1,620,262
Loans held for sale at fair value	$ 636,352	$ 407,773
Loans and leases held for investment at amortized cost	$ 4,125,818	$ 4,850,302
Gross allowance for loan and lease losses [1]	$ (285,686)	$ (355,773)
Recovery asset value [2]	$ 48,952	$ 45,386
Allowance for loan and lease losses	$ (236,734)	$ (310,387)
Loans and leases held for investment at amortized cost, net	$ 3,889,084	$ 4,539,915
Loans held for investment at fair value [3][4]	$ 1,027,798	$ 272,678
Total loans and leases held for investment [3][4]	$ 4,916,882	$ 4,812,593
Total assets	$ 10,630,509	$ 8,827,463
Total deposits	$ 9,068,237	$ 7,333,486
Total liabilities	$ 9,288,778	$ 7,575,641
Total equity	$ 1,341,731	$ 1,251,822
Allowance Ratios [5]:		
ALLL to total loans and leases held for investment at amortized cost	5.7 %	6.4 %
ALLL to commercial loans and leases held for investment at amortized cost	3.9 %	1.8 %
ALLL to consumer loans and leases held for investment at amortized cost	6.1 %	7.2 %
Gross ALLL to consumer loans and leases held for investment at amortized cost	7.5 %	8.3 %
Net charge-offs	$ 249,083	$ 261,035
Net charge-off ratio [6]	5.8 %	4.9 %

[1] Represents the allowance for future estimated net charge-offs on existing portfolio balances.
[2] Represents the negative allowance for expected recoveries of amounts previously charged-off.
[3] Prior period amounts have been reclassified to conform to the current period presentation.
[4] The balance at December 31, 2024 includes a loan portfolio that was purchased with a $1.3 billion outstanding principal balance during the third quarter of 2024. This portfolio consisted of loans which we previously originated and sold.
[5] Calculated as ALLL or gross ALLL, where applicable, to the corresponding portfolio segment balance of loans and leases held for investment at amortized cost.
[6] Calculated as annualized net charge-offs divided by average outstanding loans and leases HFI at amortized cost, net, during the period.

Results of Operations

This section of this Form 10-K generally discusses 2024 and 2023 items and year-over-year comparisons between 2024 and 2023. For discussion related to 2022 items and year-over-year comparisons between 2023 and 2022, see "*Part II – Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*" in the Annual Report on Form 10-K for the year ended December 31, 2023.

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

The following table sets forth the Income Statement data for each of the periods presented:

Year Ended December 31,	2024	2023	2022	2024 vs. 2023 Change (%)	2023 vs. 2022 Change (%)
Non-interest income:					
Marketplace revenue	$ 242,791	$ 291,484	$ 683,626	(17)%	(57)%
Other non-interest income	10,179	11,297	28,765	(10)%	(61)%
Total non-interest income	252,970	302,781	712,391	(16)%	(57)%
Interest income:					
Interest on loans held for sale	92,442	35,655	26,183	159 %	36 %
Interest and fees on loans and leases held for investment	494,214	616,735	465,450	(20)%	33 %
Interest on loans held for investment at fair value [1]	77,034	74,088	31,012	4 %	139 %
Interest on securities available for sale	187,961	40,235	16,116	367 %	150 %
Other interest income	56,307	65,917	18,579	(15)%	255 %
Total interest income	907,958	832,630	557,340	9 %	49 %
Interest expense:					
Interest on deposits	369,219	265,556	60,451	39 %	339 %
Other interest expense [1]	4,698	5,236	22,064	(10)%	(76)%
Total interest expense	373,917	270,792	82,515	38 %	228 %
Net interest income	534,041	561,838	474,825	(5)%	18 %
Total net revenue	787,011	864,619	1,187,216	(9)%	(27)%
Provision for credit losses	178,267	243,565	267,326	(27)%	(9)%
Non-interest expense:					
Compensation and benefits	232,158	261,948	339,397	(11)%	(23)%
Marketing	100,402	93,840	197,747	7 %	(53)%
Equipment and software	51,194	53,485	49,198	(4)%	9 %
Depreciation and amortization	58,834	47,195	43,831	25 %	8 %
Professional services	32,045	35,173	50,516	(9)%	(30)%
Occupancy	15,798	17,532	21,977	(10)%	(20)%
Other non-interest expense	53,247	57,264	64,187	(7)%	(11)%
Total non-interest expense	543,678	566,437	766,853	(4)%	(26)%
Income before income tax (expense) benefit	65,066	54,617	153,037	19 %	(64)%
Income tax (expense) benefit	(13,736)	(15,678)	136,648	(12)%	(111)%
Net income	$ 51,330	$ 38,939	$ 289,685	32 %	(87)%

[1] Prior period amounts have been reclassified to conform to the current period presentation.

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Marketplace Revenue

Marketplace revenue consists of the following:

Year Ended December 31,	2024	2023	Change ($)	Change (%)
Origination fees	$ 283,420	$ 279,146	$ 4,274	2 %
Servicing fees	64,933	98,613	(33,680)	(34)%
Gain on sales of loans	49,097	47,839	1,258	3 %
Net fair value adjustments	(154,659)	(134,114)	(20,545)	(15)%
Total marketplace revenue	$ 242,791	$ 291,484	$ (48,693)	(17)%

Year Ended December 31,	2023	2022	Change ($)	Change (%)
Origination fees	$ 279,146	$ 499,179	$ (220,033)	(44)%
Servicing fees	98,613	80,609	18,004	22 %
Gain on sales of loans	47,839	95,335	(47,496)	(50)%
Net fair value adjustments	(134,114)	8,503	(142,617)	N/M
Total marketplace revenue	$ 291,484	$ 683,626	$ (392,142)	(57)%

We elected to account for HFS loans under the fair value option. With the election of the fair value option, origination fees, net fair value adjustments prior to sale of the loans, and servicing asset gains on the sales of the loans, are reported as separate components within "Marketplace revenue."

Origination Fees

Origination fees recorded as a component of marketplace revenue are primarily fees earned related to originating and issuing unsecured personal loans that are HFS.

The following table presents loan origination volume during each of the periods set forth below:

Year Ended December 31,	2024	2023	2022	2024 vs. 2023 Change (%)	2023 vs. 2022 Change (%)
Marketplace loans	$ 5,482,339	$ 5,252,668	$ 9,389,445	4 %	(44)%
Loan originations held for investment	1,735,409	2,184,095	3,731,057	(21)%	(41)%
Total loan originations [1]	$ 7,217,748	$ 7,436,763	$ 13,120,502	(3)%	(43)%

[1] Includes unsecured personal loans and auto loans only.

Origination fees were $283.4 million and $279.1 million for the years ended December 31, 2024 and 2023, respectively, an increase of 2%. The increase was primarily due to the increase in the origination volume of marketplace loans.

Servicing Fees

We receive servicing fees to compensate us for servicing loans on behalf of investors, including managing payments from borrowers, collections and payments to those investors. Servicing fee revenue related to loans sold also includes the change in fair value of servicing assets associated with the loans.

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

The tables below illustrate AUM serviced on our platform by the method in which the loans were financed as of the periods presented. Loans sold and subsequently serviced on behalf of the investor represent a key driver of our servicing fee revenue.

As of December 31,		2024		2023		Change ($)	Change (%)
AUM (in millions):							
Loans sold	$	7,207	$	9,336	$	(2,129)	(23)%
Loans held by LendingClub Bank		5,164		4,786		378	8 %
Total	$	12,371	$	14,122	$	(1,751)	(12)%

As of December 31,		2023		2022		Change ($)	Change (%)
AUM (in millions):							
Loans sold	$	9,336	$	10,819	$	(1,483)	(14)%
Loans held by LendingClub Bank		4,786		5,338		(552)	(10)%
Total	$	14,122	$	16,157	$	(2,035)	(13)%

In addition to the loans serviced on our marketplace platform, we serviced $102.0 million, $133.2 million and $167.0 million in outstanding principal balance of commercial loans sold as of December 31, 2024, 2023 and 2022, respectively.

Servicing fees were $64.9 million and $98.6 million for the years ended December 31, 2024 and 2023, respectively, a decrease of 34%. The decrease was primarily due to a decrease in loan balances serviced for others as well as a $7.7 million servicing asset write-off related to the loan portfolio purchase during the third quarter of 2024 of loans that we previously originated and sold. In addition, the decrease was also driven by a one-time benefit related to recouping volume-based purchase incentives during the third quarter of 2023 as well as an increase in the fair value of the servicing asset based on higher expected servicing fee revenue in 2023.

Gain on Sales of Loans

In connection with loan sales, we recognize a gain or loss on the sale of loans based on the level to which the contractual servicing fee is above or below an estimated market rate of servicing at the time of sale. Additionally, we recognize transaction costs, if any, as a loss on sale of loans.

The following tables present the unpaid principal balance of the volume of marketplace loans sold, which is a key driver of our gain on sales revenue, during each of the periods set forth below:

Year Ended December 31,		2024		2023		2022	2024 vs. 2023 Change (%)	2023 vs. 2022 Change (%)
Marketplace loans sold [1]	$	4,716,173	$	4,749,411	$	9,034,583	(1)%	(47)%

[1] Includes unsecured personal loans and auto loans only.

Gain on sales of loans was $49.1 million and $47.8 million for the years ended December 31, 2024 and 2023, respectively, an increase of 3%. The increase was primarily due to a decrease in the volume of loans sold with credit support agreements compared to the prior year.

Net Fair Value Adjustments

We record fair value adjustments on loans that are recorded at fair value, which include gains or losses from sale prices in excess of or less than the loan principal amount sold and realized net charge-offs. In addition, as loans are held on the Balance Sheet, incremental fair value adjustments on the loans are recorded in "Net fair value

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

adjustments" within "Marketplace revenue," whereas the associated interest income is recorded within "Net interest income."

Net fair value adjustments were $(154.7) million and $(134.1) million for the years ended December 31, 2024 and 2023, respectively, an increased loss of $20.5 million. The increased loss was primarily driven by the increase in the origination volume of marketplace loans. This was partially offset by higher loan sales prices compared to the prior year, resulting primarily from a decrease in interest rates.

Net fair value adjustments primarily consist of fair value adjustments on our loans HFS portfolio. See "*Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 7. Fair Value Measurements*" for additional information related to the significant unobservable inputs used in the fair value measurement of loans HFS and activity within the loans HFS portfolio.

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Net Interest Income

The table below presents net interest income information corresponding to interest-earning assets and interest-bearing funding sources. The average yield/rate is calculated by dividing the period-end interest income/expense by the average balance.

	Year Ended December 31,								
	2024			**2023**			**2022**		
	Average Balance	**Interest Income/ Expense**	**Average Yield/ Rate**	**Average Balance**	**Interest Income/ Expense**	**Average Yield/ Rate**	**Average Balance**	**Interest Income/ Expense**	**Average Yield/ Rate**
Interest-earning assets [1]									
Cash, cash equivalents, restricted cash and other	$ 1,081,644	$ 56,307	5.21 %	$ 1,293,047	$ 65,917	5.10 %	$ 987,833	$ 18,579	1.88 %
Securities available for sale at fair value	2,707,049	187,961	6.94 %	652,047	40,235	6.17 %	370,277	16,116	4.35 %
Loans held for sale at fair value	719,898	92,442	12.84 %	252,519	35,655	14.12 %	162,760	26,183	16.09 %
Loans and leases held for investment at amortized cost:									
Unsecured personal loans	3,220,969	431,782	13.41 %	4,143,482	549,256	13.26 %	2,967,410	410,222	13.82 %
Commercial and other consumer loans [2]	1,073,445	62,432	5.82 %	1,151,201	67,479	5.86 %	1,109,505	55,228	4.98 %
Loans and leases held for investment at amortized cost	4,294,414	494,214	11.51 %	5,294,683	616,735	11.65 %	4,076,915	465,450	11.42 %
Loans held for investment at fair value [2]	693,557	77,034	11.11 %	567,504	74,088	13.06 %	219,104	31,012	14.15 %
Total loans and leases held for investment [2]	4,987,971	571,248	11.45 %	5,862,187	690,823	11.78 %	4,296,019	496,462	11.56 %
Total interest-earning assets	9,496,562	907,958	9.56 %	8,059,800	832,630	10.33 %	5,816,889	557,340	9.58 %
Cash and due from banks and restricted cash	51,732			70,653			72,764		
Allowance for loan and lease losses	(247,458)			(345,434)			(234,532)		
Other noninterest-earning assets	621,324			676,335			547,388		
Total assets	$ 9,922,160			$ 8,461,354			$ 6,202,509		
Interest-bearing liabilities									
Interest-bearing deposits:									
Checking and money market accounts	$ 1,012,164	$ 35,143	3.47 %	$ 1,344,431	$ 34,462	2.56 %	$ 2,205,691	$ 16,464	0.75 %
Savings accounts and certificates of deposit	6,923,221	334,076	4.83 %	5,345,734	231,094	4.32 %	2,123,037	43,987	2.07 %
Interest-bearing deposits	7,935,385	369,219	4.65 %	6,690,165	265,556	3.97 %	4,328,728	60,451	1.40 %
Other interest-bearing liabilities [2]	143,189	4,698	3.28 %	69,120	5,236	7.58 %	316,193	22,064	6.98 %
Total interest-bearing liabilities	8,078,574	373,917	4.63 %	6,759,285	270,792	4.01 %	4,644,921	82,515	1.78 %
Noninterest-bearing deposits	323,378			236,618			264,099		
Other liabilities	228,270			261,401			274,209		
Total liabilities	$ 8,630,222			$ 7,257,304			$ 5,183,229		
Total equity	$ 1,291,938			$ 1,204,050			$ 1,019,280		
Total liabilities and equity	$ 9,922,160			$ 8,461,354			$ 6,202,509		

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

	Year Ended December 31,								
	2024			**2023**			**2022**		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Interest rate spread			4.93 %			6.32 %			7.80 %
Net interest income and net interest margin		$534,041	5.62 %		$ 561,838	6.97 %		$474,825	8.16 %

[1] Nonaccrual loans and any related income are included in their respective loan categories.

[2] Prior period amounts have been reclassified to conform to the current period presentation.

An analysis of the year-over-year changes in the categories of interest revenue and interest expense resulting from changes in volume and rate is as follows:

	2024 Compared to 2023			2023 Compared to 2022		
	Increase (Decrease) Due to Change in:			Increase (Decrease) Due to Change in:		
	Average Volume [1]	Average Yield/Rate [1]	Total	Average Volume [1]	Average Yield/Rate [1]	Total
Interest-earning assets						
Cash, cash equivalents, restricted cash and other	$ (10,980)	$ 1,370	$ (9,610)	$ 7,243	$ 40,095	$ 47,338
Securities available for sale at fair value	142,079	5,647	147,726	15,571	8,548	24,119
Loans held for sale at fair value	60,295	(3,508)	56,787	12,994	(3,522)	9,472
Loans and leases held for investment at amortized cost	(115,197)	(7,324)	(122,521)	155,258	(3,973)	151,285
Loans held for investment at fair value [2]	14,988	(12,042)	2,946	45,661	(2,585)	43,076
Total increase (decrease) in interest income on interest-earning assets	$ 91,185	$ (15,857)	$ 75,328	$ 236,727	$ 38,563	$275,290
Interest-bearing liabilities						
Checking and money market accounts	$ (9,757)	$ 10,438	$ 681	$ (8,592)	$ 26,590	$ 17,998
Savings accounts and certificates of deposit	73,880	29,102	102,982	109,053	78,054	187,107
Interest-bearing deposits	64,123	39,540	103,663	100,461	104,644	205,105
Other interest-bearing liabilities [2]	3,532	(4,070)	(538)	(18,572)	1,744	(16,828)
Total increase in interest expense on interest-bearing liabilities	$ 67,655	$ 35,470	$103,125	$ 81,889	$ 106,388	$188,277
Increase (decrease) in net interest income	$ 23,530	$ (51,327)	$ (27,797)	$ 154,838	$ (67,825)	$ 87,013

[1] Volume and rate changes have been allocated on a consistent basis using the respective percentage changes in average balances and average rates.

[2] Prior period amounts have been reclassified to conform to the current period presentation.

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Provision for Credit Losses

The allowance for loan and lease losses (ALLL) for lifetime expected losses under CECL on HFI loans and leases at amortized cost is initially recognized as "Provision for credit losses" at the time of origination. The ALLL is estimated using a discounted cash flow (DCF) approach, where effective interest rates are used to calculate the net present value (NPV) of expected cash flows. The effective interest rates are calculated based on the periodic interest income received from the loan's contractual cash flows and the net investment in the loan, which includes deferred origination fees and costs, to provide a constant rate of return over the loan term. The NPV from the DCF approach is then compared to the amortized cost basis of the loans and leases to derive expected credit losses. Under the DCF approach, the provision for credit losses in subsequent periods includes a credit loss expense related to the discounting effect due to the passage of time after the initial recognition of ALLL on originated HFI loans at amortized cost.

The provision for credit losses includes the credit loss expense for HFI loans and leases at amortized cost, available for sale (AFS) securities and unfunded lending commitments. The table below illustrates the composition of the provision for credit losses for each period presented, as well as the loan originations held for investment in each period, which is a key driver for credit loss expense:

Year Ended December 31,	2024	2023	2022
Credit loss expense for loans and leases held for investment	$ 175,430	$ 243,570	$ 266,679
Credit loss expense for securities available for sale	3,527	—	—
Credit loss expense (benefit) for unfunded lending commitments	(690)	(5)	647
Total provision for credit losses	$ 178,267	$ 243,565	$ 267,326
Loan originations held for investment	$ 1,735,409	$ 2,184,095	$3,731,057

The provision for credit losses was $178.3 million and $243.6 million for the years ended December 31, 2024 and 2023, respectively, a decrease of 27%. The decrease was primarily driven by a decrease in the initial provision for credit losses from a lower volume of originated loans retained as HFI at amortized cost. In addition, the provision for credit losses in 2023 included a higher quantitative and qualitative allowance as a result of an increase in expected losses and a less favorable economic outlook. The year over year decrease was partially offset by the impact of a $8.0 million provision in our CRE portfolio due to one legacy office loan, which was recognized in 2024. Excluding this one loan, the CRE office loan portfolio balance was under $35 million as of December 31, 2024.

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Allowance for Credit Losses

The activity in the allowance for credit losses (ACL) was as follows:

Year Ended December 31,		2024		2023		2022
Allowance for loan and lease losses:						
Beginning of period	$	310,387	$	327,852	$	144,389
Credit loss expense for loans and leases held for investment		175,430		243,570		266,679
Charge-offs		(303,593)		(281,107)		(87,473)
Recoveries		54,510		20,072		4,257
End of period	$	236,734	$	310,387	$	327,852
Allowance for securities available for sale:						
Beginning of period	$	—	$	—	$	—
Credit loss expense for securities available for sale		3,527		—		—
End of period	$	3,527	$	—	$	—
Reserve for unfunded lending commitments:						
Beginning of period	$	1,873	$	1,878	$	1,231
Credit loss expense (benefit) for unfunded lending commitments		(690)		(5)		647
End of period [1]	$	1,183	$	1,873	$	1,878

[1] Relates to $105.0 million, $78.1 million and $138.0 million of unfunded commitments as of December 31, 2024, 2023 and 2022, respectively.

The following table presents the components of the allowance for loan and lease losses:

Year Ended December 31,		2024		2023		2022
Gross allowance for loan and lease losses [1]	$	285,686	$	355,773	$	340,369
Recovery asset value [2]		(48,952)		(45,386)		(12,517)
Allowance for loan and lease losses	$	236,734	$	310,387	$	327,852

[1] Represents the allowance for future estimated net charge-offs on existing portfolio balances.

[2] Represents a negative allowance for expected recoveries of amounts previously charged-off.

Year Ended December 31,		2024		2023		2022
Total loans and leases held for investment	$	4,125,818	$	4,850,302	$	5,033,154
Allowance for loan and lease losses	$	236,734	$	310,387	$	327,852
Allowance ratio [1]		5.7 %		6.4 %		6.5 %
Gross allowance for loan and lease losses	$	285,686	$	355,773	$	340,369
Gross allowance ratio [1]		6.9 %		7.3 %		6.8 %

[1] Calculated as ALLL or gross ALLL, where applicable, to total loans and leases held for investment at amortized cost.

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Net Charge-Offs

The following table presents information regarding average loan and lease balances, net charge-offs and the ratio of net charge-offs to average outstanding loans and leases HFI at amortized cost, net, during the period:

Year Ended December 31,	2024	2023	2022
Average loans and leases held for investment at amortized cost	$ 4,294,414	$ 5,294,683	$ 4,076,915
Net charge-offs	249,083	261,035	83,216
Net charge-off ratio	5.8 %	4.9 %	2.0 %

Nonaccrual

Loans and leases are generally placed on nonaccrual status when contractually past due 90 days or more, or earlier if management believes that the probability of collection does not warrant further accrual. Unsecured personal loans are generally charged-off no later than 120 days past due.

The following table presents nonaccrual loans and leases:

As of December 31,	2024	2023
Nonaccrual loans and leases held for investment at amortized cost	$ 72,304	$ 44,382
% of total loans and leases held for investment	1.8 %	0.9 %

For additional information on the ACL and nonaccrual loans and leases, see "*Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 1. Summary of Significant Accounting Policies*" and "*Note 5. Loans and Leases Held for Investment at Amortized Cost, Net of Allowance for Loan and Lease Losses.*"

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Non-interest Expense

Non-interest expense primarily consists of (i) compensation and benefits, which include salaries and wages, benefits and stock-based compensation expense, (ii) marketing, which includes costs attributable to borrower and deposit customer acquisition efforts and building general brand awareness, (iii) equipment and software, (iv) depreciation and amortization, (v) professional services, which primarily consist of consulting fees and (vi) occupancy, which includes rent expense and all other costs related to occupying our office spaces.

Year Ended December 31,	2024	2023	Change ($)	Change (%)
Non-interest expense:				
Compensation and benefits	$ 232,158	$ 261,948	$ (29,790)	(11)%
Marketing	100,402	93,840	6,562	7 %
Equipment and software	51,194	53,485	(2,291)	(4)%
Depreciation and amortization	58,834	47,195	11,639	25 %
Professional services	32,045	35,173	(3,128)	(9)%
Occupancy	15,798	17,532	(1,734)	(10)%
Other non-interest expense	53,247	57,264	(4,017)	(7)%
Total non-interest expense	$ 543,678	$ 566,437	$ (22,759)	(4)%

Year Ended December 31,	2023	2022	Change ($)	Change (%)
Non-interest expense:				
Compensation and benefits	$ 261,948	$ 339,397	$ (77,449)	(23)%
Marketing	93,840	197,747	(103,907)	(53)%
Equipment and software	53,485	49,198	4,287	9 %
Depreciation and amortization	47,195	43,831	3,364	8 %
Professional services	35,173	50,516	(15,343)	(30)%
Occupancy	17,532	21,977	(4,445)	(20)%
Other non-interest expense	57,264	64,187	(6,923)	(11)%
Total non-interest expense	$ 566,437	$ 766,853	$ (200,416)	(26)%

Compensation and benefits expense decreased $29.8 million, or 11%, for the year ended December 31, 2024 compared to the same period in 2023. The decrease was primarily due to a decrease in headcount as a result of the workforce reduction plans we implemented in 2023.

Marketing expense increased $6.6 million, or 7%, for the year ended December 31, 2024 compared to the same period in 2023. The increase was primarily due to an increase in variable marketing expenses based on higher origination volume of marketplace loans.

Equipment and software expense decreased $2.3 million, or 4%, for the year ended December 31, 2024 compared to the same period in 2023. The decrease was primarily due to a decrease in software license expense.

Depreciation and amortization expense increased $11.6 million, or 25%, for the year ended December 31, 2024 compared to the same period in 2023. The increase was primarily due to an increase in the amortization of internally-developed software as well as a $5.5 million impairment expense for internally-developed software recorded in 2024.

Professional services expense decreased $3.1 million, or 9%, for the year ended December 31, 2024 compared to the same period in 2023. The decrease was primarily due to a decrease in consulting fees.

(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Occupancy expense decreased $1.7 million, or 10%, for the year ended December 31, 2024 compared to the same period in 2023. The decrease was primarily due to a decrease in rent expense.

Other non-interest expense decreased $4.0 million, or 7%, for the year ended December 31, 2024 compared to the same period in 2023. The decrease was primarily due to a decrease in miscellaneous operating expenses.

Income Taxes

For the years ended December 31, 2024 and 2023, we recorded an income tax expense of $13.7 million and $15.7 million, representing an effective tax rate of 21.1% and 28.7%, respectively. The effective tax rate for the year ended December 31, 2024 differs from the statutory rate due to the favorable impact of recurring tax credits and the unfavorable impact of the non-deductible portions of executive compensation and stock-based compensation. The decrease in effective tax rate for the year ended December 31, 2024 compared to the same period in 2023 was primarily due to a decrease in the unfavorable impact of the non-deductible portions of executive compensation and stock-based compensation. For the year ended December 31, 2022, we recorded an income tax benefit of $136.6 million primarily due to the release of a $175.6 million valuation allowance against our deferred tax assets, of which $143.5 million was primarily based on our reassessment of the future realizability of our deferred tax assets.

In 2022, we evaluated both positive and negative evidence when assessing the recoverability of our net deferred tax assets. Several factors were considered, which primarily included our business model transition and the resulting increase in profitability and the expectation of continued profitability. These factors resulted in the release of the majority of our valuation allowance against our deferred tax assets in 2022.

As of December 31, 2024, we maintained a valuation allowance of $46.3 million related to certain state net operating loss carryforwards (NOLs) and state tax credit carryforwards. The realization and timing of any remaining state NOLs and state tax credit carryforwards is uncertain and may expire before being utilized, based primarily on the allocation of taxable income constraints to the Parent and not related to the earnings of the Company. Changes to deferred tax asset valuation allowances and liabilities related to uncertain tax positions are recorded as current period income tax expense or benefit.

Income taxes are recorded on a separate entity basis whereby each operating segment determines income tax expense or benefit as if it filed a separate tax return. Differences between separate entity and consolidated tax returns are eliminated upon consolidation.

Segment Information

Reportable Segments

The Company defines operating segments to be components of the Company for which discrete financial information is evaluated regularly by the Chief Operating Decision Maker (CODM) to allocate resources and evaluate financial performance. The measure of segment profit used by the CODM in this evaluation is net income. The CODM consists of the Company's Chief Executive Officer and Chief Financial Officer. This information is reviewed according to the legal organizational structure of the Company's operations with products and services presented separately for the parent bank holding company and its wholly-owned subsidiary, LC Bank, which are both considered reportable segments. Income taxes are recorded on a separate entity basis whereby each operating segment determines income tax expense or benefit as if it filed a separate tax return.

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

LendingClub Bank

The LC Bank operating segment represents the national bank legal entity and reflects operating activities after its formation. This segment provides a full complement of financial products and solutions, including loans and deposits. It originates loans to individuals and businesses, retains loans for investment, sells loans to investors and manages relationships with deposit holders.

LendingClub Corporation (Parent Only)

The LendingClub Corporation (Parent only) operating segment represents the holding company legal entity and predominately reflects the operations of the Company prior to the formation of LC Bank. This activity includes, but is not limited to, servicing fee revenue on purchased servicing assets, and interest income and interest expense related to the Retail Program and Structured Program transactions entered into prior to LC Bank's formation.

Financial information for the segments is presented in the following table:

Year ended	LendingClub Bank			LendingClub Corporation (Parent only)			Total Reportable Segments		
	2024	**2023**	**2022**	**2024**	**2023**	**2022**	**2024**	**2023**	**2022**
Non-interest income:									
Marketplace revenue	$ 176,921	$ 206,381	$ 610,536	$ 36,595	$ 41,817	$ 48,231	$ 213,516	$ 248,198	$ 658,767
Other non-interest income	53,643	74,684	85,208	9,038	9,503	15,628	62,681	84,187	100,836
Total non-interest income	230,564	281,065	695,744	45,633	51,320	63,859	276,197	332,385	759,603
Interest income:									
Interest income	902,741	818,206	526,471	5,217	14,424	30,869	907,958	832,630	557,340
Interest expense	(373,219)	(266,218)	(60,954)	(698)	(4,574)	(21,561)	(373,917)	(270,792)	(82,515)
Net interest income	529,522	551,988	465,517	4,519	9,850	9,308	534,041	561,838	474,825
Total net revenue	760,086	833,053	1,161,261	50,152	61,170	73,167	810,238	894,223	1,234,428
Provision for credit losses	(178,267)	(243,565)	(267,326)	—	—	—	(178,267)	(243,565)	(267,326)
Non-interest expense:									
Compensation and benefits	(225,620)	(255,428)	(331,627)	(6,538)	(6,520)	(7,770)	(232,158)	(261,948)	(339,397)
Marketing	(100,400)	(93,840)	(197,559)	(2)	—	(188)	(100,402)	(93,840)	(197,747)
Equipment and Software	(51,068)	(53,239)	(49,004)	(126)	(246)	(194)	(51,194)	(53,485)	(49,198)
Depreciation and Amortization	(50,309)	(30,216)	(16,489)	(8,525)	(16,979)	(27,342)	(58,834)	(47,195)	(43,831)
Professional Services	(31,376)	(33,963)	(49,993)	(669)	(1,210)	(523)	(32,045)	(35,173)	(50,516)
Occupancy	(7,582)	(7,980)	(8,631)	(8,216)	(9,552)	(13,346)	(15,798)	(17,532)	(21,977)
Other non-interest expense	(54,963)	(62,360)	(71,001)	(21,511)	(24,508)	(40,398)	(76,474)	(86,868)	(111,399)
Total non-interest expense	(521,318)	(537,026)	(724,304)	(45,587)	(59,015)	(89,761)	(566,905)	(596,041)	(814,065)
Income tax (expense) benefit	(12,824)	(17,881)	(42,354)	(912)	2,203	125,954	(13,736)	(15,678)	83,600
Net income[1]	$ 47,677	$ 34,581	$ 127,277	$ 3,653	$ 4,358	$ 109,360	$ 51,330	$ 38,939	$ 236,637
Capital expenditures	$ 54,302	$ 59,509	$ 69,481	$ —	$ —	$ —	$ 54,302	$ 59,509	$ 69,481

[1] Total net income from reportable segments reflects net income on a consolidated basis.

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Year Ended December 31,		2024		2023		2022
Total net revenue – reportable segments	$	810,238	$	894,223	$	1,234,428
Intercompany eliminations		(23,227)		(29,604)		(47,212)
Total net revenue – consolidated	$	787,011	$	864,619	$	1,187,216

An analysis of the Company's results of operations and material drivers and trends of the financial results of the segments presented above are consistent with those provided on a consolidated basis in "*Results of Operations.*"

Non-GAAP Financial Measures

To supplement our financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: Pre-Provision Net Revenue (PPNR), Tangible Book Value (TBV) Per Common Share, Return on Tangible Common Equity (ROTCE), Net Income Excluding Income Tax Benefit and Diluted EPS Excluding Income Tax Benefit. Our non-GAAP financial measures do have limitations as analytical tools and you should not consider them in isolation or as a substitute for an analysis of our results under GAAP.

We believe these non-GAAP financial measures provide management and investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and enable comparison of our financial results with other public companies.

We believe PPNR, Net Income Excluding Income Tax Benefit and Diluted EPS Excluding Income Tax Benefit are important measures because they reflect the financial performance of our business operations. PPNR is a non-GAAP financial measure calculated by subtracting the provision for credit losses and income tax benefit/expense from net income. Net Income Excluding Income Tax Benefit adjusts for the release of a deferred tax asset valuation allowance in 2022. Diluted EPS Excluding Income Tax Benefit is a non-GAAP financial measure calculated by dividing Net Income Excluding Income Tax Benefit by the weighted-average diluted common shares outstanding.

We believe TBV Per Common Share is an important measure used to evaluate the Company's use of equity. TBV Per Common Share is a non-GAAP financial measure representing tangible common equity for the period (common equity reduced by goodwill and customer relationship intangible assets), divided by the ending number of common shares issued and outstanding.

We believe ROTCE is an important measure because it reflects the Company's ability to generate income from its core assets. ROTCE is a non-GAAP financial measure calculated by dividing net income by the average tangible common equity for the applicable period.

The following tables provide a reconciliation of PPNR to the nearest GAAP measure:

For the year ended December 31,		2024		2023		2022
GAAP Net income	$	51,330	$	38,939	$	289,685
Less: Provision for credit losses		(178,267)		(243,565)		(267,326)
Less: Income tax (expense) benefit		(13,736)		(15,678)		136,648
Pre-provision net revenue	$	243,333	$	298,182	$	420,363

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

For the year ended December 31,		2024		2023		2022
Non-interest income	$	252,970	$	302,781	$	712,391
Net interest income		534,041		561,838		474,825
Total net revenue		787,011		864,619		1,187,216
Non-interest expense		(543,678)		(566,437)		(766,853)
Pre-provision net revenue		243,333		298,182		420,363
Provision for credit losses		(178,267)		(243,565)		(267,326)
Income before income tax (expense) benefit		65,066		54,617		153,037
Income tax (expense) benefit		(13,736)		(15,678)		136,648
GAAP Net income	$	51,330	$	38,939	$	289,685

The following table provides a reconciliation of TBV Per Common Share to the nearest GAAP measure:

As of December 31,		2024		2023		2022
GAAP common equity	$	1,341,731	$	1,251,822	$	1,164,294
Less: Goodwill		(75,717)		(75,717)		(75,717)
Less: Customer relationship intangible assets		(8,586)		(12,135)		(16,334)
Tangible common equity	$	1,257,428	$	1,163,970	$	1,072,243
Book value per common share						
GAAP common equity	$	1,341,731	$	1,251,822	$	1,164,294
Common shares issued and outstanding		113,383,917		110,410,602		106,546,995
Book value per common share	$	11.83	$	11.34	$	10.93
Tangible book value per common share						
Tangible common equity	$	1,257,428	$	1,163,970	$	1,072,243
Common shares issued and outstanding		113,383,917		110,410,602		106,546,995
Tangible book value per common share	$	11.09	$	10.54	$	10.06

The following table provides a reconciliation of ROTCE to the nearest GAAP measure:

As of and For The Year Ended December 31,		2024		2023		2022
Average GAAP common equity	$	1,291,938	$	1,204,050	$	1,019,280
Less: Average goodwill		(75,717)		(75,717)		(75,717)
Less: Average customer relationship intangible assets		(10,324)		(14,198)		(18,721)
Average tangible common equity	$	1,205,897	$	1,114,135	$	924,842
Return on average equity						
GAAP net income	$	51,330	$	38,939	$	289,685
Average GAAP common equity		1,291,938		1,204,050		1,019,280
Return on average equity		4.0 %		3.2 %		28.4 %
Return on tangible common equity						
GAAP net income	$	51,330	$	38,939	$	289,685
Average tangible common equity		1,205,897		1,114,135		924,842
Return on tangible common equity		4.3 %		3.5 %		31.3 %

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

The following table provides a reconciliation of Net Income Excluding Income Tax Benefit and Diluted EPS Excluding Income Tax Benefit to the nearest GAAP measures:

As of and For The Year Ended December 31,		2024		2023		2022
GAAP Net income	$	51,330	$	38,939	$	289,685
Income tax benefit from release of tax valuation allowance		—		—		143,495
Net income excluding income tax benefit	$	51,330	$	38,939	$	146,190
GAAP Diluted EPS – common stockholders	$	0.45	$	0.36	$	2.79
(A) Income tax benefit from release of tax valuation allowance		N/A		N/A $		143,495
(B) Weighted-average common shares – Diluted		N/A		N/A		104,001,288
(A/B) Diluted EPS impact of income tax benefit		N/A		N/A $		1.38
Diluted EPS excluding income tax benefit	$	0.45	$	0.36	$	1.41

N/A – Not applicable

Supervision and Regulatory Environment

We are subject to periodic exams, investigations, inquiries or requests, enforcement actions and other proceedings from federal and state regulatory and/or law enforcement agencies, including the federal banking regulators that directly regulate the Company and/or LC Bank. Further, we are subject to claims, individual and class action lawsuits, and lawsuits alleging regulatory violations. Although historically the Company has generally resolved these matters in a manner that was not materially adverse to its financial results or business operations, no assurance can be given as to the timing, outcome or consequences of any of these matters in the future.

We are subject to supervision, regulation, examination and enforcement by multiple federal banking regulatory bodies. Specifically, as a bank holding company, the Company is subject to ongoing and comprehensive supervision, regulation, examination and enforcement by the Board of Governors of the Federal Reserve System (FRB). Further, as a national bank, LC Bank is subject to ongoing and comprehensive supervision, regulation, examination and enforcement by the Office of the Comptroller of the Currency (OCC). Accordingly, we have been and continue to invest in regulatory compliance and be subject to certain parameters, obligations and/or limitations set forth by the banking regulations and regulators with respect to the operation of our business.

If we are found to not have complied with applicable laws, regulations or requirements, we could: (i) lose one or more of our licenses or authorizations, or be required to obtain a new license or authorization, (ii) become subject to a consent order or administrative enforcement action, (iii) face lawsuits (including class action lawsuits), sanctions, penalties, or other monetary losses due to judgments, orders, or settlements, (iv) be in breach of certain contracts, which may void or cancel such contracts, (v) decide or be compelled to modify or suspend certain of our business practices and/or (vi) be unable to execute on certain Company initiatives, which may have an adverse effect on our ability to operate and/or evolve our lending marketplace and other products and/or services; any of which may harm our business or financial results.

See "*Part I – Item 1. Business – Regulation and Supervision,*" "*Part I – Item 1A. Risk Factors – Risks Related to Regulation, Supervision and Compliance,*" and "*Part I – Item 1A. Risk Factors – Risks Related to Operating Our Business*" of this Annual Report for further discussion regarding our supervision and regulatory environment.

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Capital Management

The prudent management of capital is fundamental to the successful achievement of our business initiatives. We actively review capital through a process that continuously assesses and monitors the Company's overall capital adequacy. Our objective is to maintain capital at an amount commensurate with our risk profile and risk tolerance objectives, and to meet both regulatory and market expectations.

The formation of LC Bank as a nationally chartered association and the organization of the Company as a bank holding company subjects us to various capital adequacy guidelines issued by the OCC and the FRB, including the requirement to maintain regulatory capital ratios in accordance with the Basel Committee on Banking Supervision standardized approach for U.S. banking organizations (Basel III). As a Basel III standardized approach institution, we selected the one-time election to opt-out of the requirements to include all the components of accumulated other comprehensive income included in common stockholder's equity. The minimum capital requirements under the Basel III capital framework are: a Common Equity Tier 1 (CET1) risk-based capital ratio of 4.5%, a Tier 1 risk-based capital ratio of 6.0%, a total risk-based capital ratio of 8.0%, and a Tier 1 leverage ratio of 4.0%. Additionally, a capital conservation buffer of 2.5% must be maintained above the minimum risk-based capital requirements in order to avoid certain limitations on capital distributions, stock repurchases, and certain discretionary bonus payments. In addition to these guidelines, the banking regulators may require a banking organization to maintain capital at levels higher than the minimum ratios prescribed under the Basel III capital framework. See "*Part I – Item 1. Business – Regulation and Supervision – Capital and Liquidity Requirements and Prompt Corrective Action*" of this Annual Report for additional information regarding regulatory capital requirements.

The following table presents the actual capital amounts and ratios of the Company and LC Bank as well as the regulatory minimum and "well-capitalized" requirements (dollars in millions):

	December 31, 2024		December 31, 2023		Required Minimum [1]	Well-Capitalized Minimum
	Amount	Ratio	Amount	Ratio		
LendingClub Corporation:						
CET1 capital [2]	$ 1,188.6	17.3 %	$ 1,090.2	17.9 %	7.0 %	N/A
Tier 1 capital	$ 1,188.6	17.3 %	$ 1,090.2	17.9 %	8.5 %	6.0 %
Total capital	$ 1,276.5	18.5 %	$ 1,169.2	19.2 %	10.5 %	10.0 %
Tier 1 leverage	$ 1,188.6	11.0 %	$ 1,090.2	12.9 %	4.0 %	N/A
Risk-weighted assets	$ 6,887.1	N/A	$ 6,104.5	N/A	N/A	N/A
Quarterly adjusted average assets	$ 10,814.0	N/A	$ 8,476.1	N/A	N/A	N/A
LendingClub Bank:						
CET1 capital [2]	$ 1,101.4	16.1 %	$ 949.4	15.8 %	7.0 %	6.5 %
Tier 1 capital	$ 1,101.4	16.1 %	$ 949.4	15.8 %	8.5 %	8.0 %
Total capital	$ 1,188.5	17.4 %	$ 1,027.4	17.1 %	10.5 %	10.0 %
Tier 1 leverage	$ 1,101.4	10.3 %	$ 949.4	11.4 %	4.0 %	5.0 %
Risk-weighted assets	$ 6,823.1	N/A	$ 6,022.2	N/A	N/A	N/A
Quarterly adjusted average assets	$ 10,696.7	N/A	$ 8,337.4	N/A	N/A	N/A

N/A – Not applicable

[1] Required minimums presented for risk-based capital ratios include the required capital conservation buffer of 2.5%.

(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

(2) CET1 capital consists of common stockholders' equity as defined under U.S. GAAP and certain adjustments made in accordance with regulatory capital guidelines, including the addition of the CECL transitional benefit and deductions for goodwill and other intangible assets.

The higher risk-based capital ratios for the Company reflect higher capital at LendingClub Corporation as compared with LC Bank.

In response to the COVID-19 pandemic, the FRB, OCC, and FDIC adopted a final rule related to the regulatory capital treatment of the allowance for credit losses under CECL. As permitted by the rule, the Company elected to delay the estimated impact of CECL on regulatory capital resulting in a CET1 capital benefit of $35 million at December 31, 2021. This benefit was phased out over a three-year transition period that commenced on January 1, 2022 at a rate of 25% each year through January 1, 2025.

Liquidity

We manage liquidity to meet our cash flow and collateral obligations in a timely manner at a reasonable cost. We must maintain operating liquidity to meet our expected daily and forecasted cash flow requirements, as well as contingent liquidity to meet unexpected funding requirements.

As our primary business at LC Bank involves taking deposits and originating loans, a key role of liquidity management is to ensure that customers have timely access to funds from deposits and for loans. Liquidity management also involves maintaining sufficient liquidity to repay borrowings, pay operating expenses and support extraordinary funding requirements when necessary.

LendingClub Bank Liquidity

The following table summarizes LC Bank's primary sources of short-term liquidity as of the periods presented:

	December 31, 2024	December 31, 2023
Cash and cash equivalents	$ 932,463	$ 1,230,206
Securities available for sale [(1)]	$ 382,876	$ 370,466
Deposits	$ 9,116,821	$ 7,426,445
Available borrowing capacity:		
FRB Discount Window [(2)]	$ 2,635,034	$ 2,816,501
FHLB of Des Moines [(3)]	626,117	661,337
Total available borrowing capacity	$ 3,261,151	$ 3,477,838

(1) Excludes illiquid securities available for sale.

(2) As of December 31, 2024 and 2023, the Company had $3.2 billion and $3.5 billion in loans pledged under the FRB Discount Window, respectively.

(3) As of December 31, 2024, the Company had $456.4 million in loans and $373.5 million in securities pledged to the FHLB of Des Moines. As of December 31, 2023, the Company had $479.0 million in loans and $359.5 million in securities pledged to the FHLB of Des Moines.

The primary uses of LC Bank liquidity include (i) the funding/acquisition of loans and securities purchases, (ii) withdrawals, maturities and the payment of interest on deposits, (iii) compensation and benefits expense, (iv) taxes, (v) capital expenditures, including internally developed software, leasehold improvements and computer equipment, and (vi) costs associated with the continued development and support of our digital marketplace bank.

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Deposits

Deposits represent an important source of funding for LC Bank. We offer deposit accounts to our members, which include both interest-bearing and noninterest-bearing deposits. As of December 31, 2024 and 2023, the amount of uninsured deposits totaled $1.2 billion and $0.9 billion, respectively, or 13% of total deposits as of both periods. Uninsured time deposits as of December 31, 2024, by remaining time to maturity, were as follows:

3 months or less	$ 39,180
Over 3 months through 6 months	84,511
Over 6 months through 12 months	105,535
Over 12 months	46,783
Total uninsured time deposits [1]	$ 276,009

[1] Consist of certificates of deposit accounts that are in excess of the FDIC insurance limit of $250 thousand per account holder.

Capital Expenditures

Net capital expenditures were $54.3 million, or 7% of total net revenue, and $59.5 million, or 7% of total net revenue, for the years ended December 31, 2024 and 2023, respectively. Capital expenditures in 2025 are expected to be approximately $65 million, primarily related to costs associated with the continued development and support of our digital marketplace bank.

LendingClub Holding Company Liquidity

The primary source of liquidity at the holding company is $66.0 million and $110.3 million in cash and cash equivalents as of December 31, 2024 and 2023, respectively. Additionally, the holding company has the ability to access the capital markets through additional registrations and public equity offerings.

Uses of cash at the holding company include the routine cash flow requirements as a bank holding company, such as interest and expenses (including those associated with our office leases), the needs of LC Bank for additional equity and, as required, its need for debt financing and support for extraordinary funding requirements when necessary.

Factors Impacting Liquidity

The Company's liquidity could be adversely impacted by deteriorating financial and market conditions, the inability or unwillingness of a creditor to provide funding, an idiosyncratic event (e.g., a major loss, causing a perceived or actual deterioration in its financial condition), an adverse systemic event (e.g., default or bankruptcy of a significant capital markets participant), or others.

We believe, based on our projections, that our cash on hand, liquid AFS securities, deposits, available borrowing capacity, and net cash flows from operating, investing and financing activities are sufficient to meet our liquidity needs for the next twelve months, as well as beyond the next twelve months. See "*Item 8. Financial Statements and Supplementary Data – Consolidated Statements of Cash Flows*" for additional detail regarding our cash flows.

Market Risk

Market risk represents the risk of potential losses arising from changes in interest rates, foreign exchange rates, equity prices, commodity prices, and/or other relevant market rates or prices. The primary market risk to which we

(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

are exposed is interest rate risk. Interest rate risk arises from financial instruments including loans, securities and borrowings, all entered into for purposes other than trading.

Interest Rate Sensitivity

LendingClub Bank

Our net interest income is affected by changes in the level of interest rates, the impact of interest rate fluctuations on asset prepayments, and the level and composition of deposits and liabilities, among other factors.

Loans HFI and AFS securities at LC Bank are funded primarily through our deposit base. The majority of loans HFI and AFS securities are fixed-rate instruments over the term of the loan or security. As a result, the primary component of interest rate risk on our financial instruments arises from the impact of fluctuations in loan, security, and deposit rates on our net interest income. Therefore, we use a sensitivity analysis to assess the impact of hypothetical changes in interest rates on our net interest income results. The outcome of the analysis is influenced by a variety of assumptions, including the maturity profile and prepayment level of our unsecured consumer loans and expected consumer responses to changes in rates paid on non-maturity deposit products. Our assumptions are periodically calibrated to observed data and/or expected outcomes. We actively monitor the level of exposure to movements in interest rates and have entered into interest rate hedging instruments, some of which qualify for hedge accounting treatment, to manage such risk. See "*Item 8. Financial Statements and Supplementary Data – Note 8. Derivative Instruments and Hedging Activities*" for additional information.

The following table presents the change in projected net interest income for the next twelve months due to a hypothetical instantaneous parallel change in interest rates relative to current rates:

	December 31, 2024	December 31, 2023
Instantaneous Change in Interest Rates:		
+ 200 basis points	(7.1)%	(4.8)%
+ 100 basis points	(3.5)%	(2.2)%
- 100 basis points	1.1 %	— %
- 200 basis points	1.6 %	(0.4)%

As illustrated in the table above, net interest income is projected to decrease over the next twelve months during hypothetical rising interest rate environments primarily as a result of higher rates paid on interest-bearing deposits, partially offset by higher rates earned on new loans, security purchases, and cash and cash equivalents as well as by the impact of our hedging activity. Conversely, net interest income is projected to increase over the next twelve months during hypothetical declining interest rate environments. The increase in sensitivity as of December 31, 2024 relative to the prior year is primarily due to the growth of our Balance Sheet as well as the composition of our loans, deposits, and hedging instruments. Furthermore, during fluctuating interest rate environments, the increased sensitivity of repricing interest-bearing deposits is more impactful than that of repricing fixed-rate loans.

Although we believe that these measurements provide an estimate of our interest rate sensitivity, they do not account for potential changes in credit quality, balance sheet mix, size of our balance sheet, or other business developments that could affect net income. Actual results could differ materially from the estimated outcomes of our simulations.

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

Maturities

The following table presents the maturities of loans and leases held for investment at amortized cost and at fair value as of December 31, 2024:

	Due in 1 Year or Less	Due After 1 Year Through 5 Years	Due After 5 Years Through 15 Years	December 31, 2024
Unsecured personal	$ 283,739	$ 3,541,859	$ 308,672	$ 4,134,270
Residential mortgages	2,839	9,599	160,273	172,711
Secured consumer	1,615	176,973	51,644	230,232
Total consumer loans held for investment	288,193	3,728,431	520,589	4,537,213
Equipment finance	5,997	58,235	—	64,232
Commercial real estate	25,594	137,816	210,375	373,785
Commercial and industrial	2,780	24,722	150,884	178,386
Total commercial loans and leases held for investment	34,371	220,773	361,259	616,403
Total loans and leases held for investment	$ 322,564	$ 3,949,204	$ 881,848	$ 5,153,616
Loans and leases due after one year at fixed interest rates	N/A	$ 3,864,275	$ 472,496	$ 4,336,771
Loans and leases due after one year at variable interest rates	N/A	$ 84,929	$ 409,352	$ 494,281

N/A – Not applicable

For the contractual maturities and weighted-average yields on the Company's AFS securities portfolio, see "*Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 4. Securities Available for Sale.*"

LendingClub Holding Company

At the holding company level, we continue to measure interest rate sensitivity by evaluating the change in fair value of certain assets and liabilities due to a hypothetical change in interest rates. Principal payments on our loans HFI continue to reduce the outstanding balance of this portfolio, and, as a result, the fair value impact from changes in interest rates continues to diminish.

Contingencies

For a comprehensive discussion of contingencies as of December 31, 2024, see "*Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 19. Commitments and Contingencies.*"

Critical Accounting Estimates

Our significant accounting policies are described in "*Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 1. Summary of Significant Accounting Policies.*" We consider certain of these policies to be critical accounting policies as they require significant management judgments, assumptions and estimates which we believe are critical in understanding and evaluating our reported financial results. These judgments, estimates and assumptions are inherently subjective and actual results may materially differ from these estimates and assumptions.

Allowance for Loan and Lease Losses

Under the CECL model, we reserve for expected credit losses on our loan and lease portfolio when loans are initially recorded as HFI at amortized cost through the ALLL by using a DCF approach to calculate the NPV of

LENDINGCLUB CORPORATION
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Tabular Amounts in Thousands, Except Share and Per Share Data and Ratios, or as Noted)

expected cash flows. Loans accounted for under the fair value option do not have an ALLL. Changes in the credit risk profile of our loans and leases result in changes in "Provision for credit losses" on the Income Statement with a resulting change, net of charge-offs and recoveries, in the ACL balance. The majority of our ALLL relates to unsecured personal loans.

The ALLL represents our estimate of expected lifetime credit losses over the contractual life of the loan portfolio. Our determination of the ALLL is based on regular and periodic evaluation of the loan portfolio considering a number of relevant underlying factors, including key assumptions and evaluation of quantitative and qualitative information from internal and external sources. Estimates of expected future loan losses are determined by using statistical models and management's judgement. The models are designed to forecast probability and timing of default, loss rate exposure at default, recovery expectations, and timing and amount of estimated prepayments by correlating certain macroeconomic unemployment forecast data to historical experience. Our statistical models, applied at the portfolio level to pools of loans with similar risk characteristics, produce expected cash flows, which are then discounted at the effective interest rate to derive the NPV. The difference between the NPV and the amortized cost determines the ALLL. The effective interest rate is calculated based on the periodic interest income received from the loan's contractual cash flows and the net investment in the loan, which includes deferred origination fees and costs, to provide a constant rate of return over the contractual loan term. Under the DCF approach, the provision for credit losses includes credit loss expense in subsequent periods relating to the discounting effect due to the passage of time after the initial recognition of ALLL on originated HFI loans at amortized cost.

Our qualitative allowance is primarily based on macroeconomic unemployment forecast information provided by an external third-party economist, incorporating management's judgement, and is included in the estimation of expected future expected credit losses. In addition, the qualitative allowance includes adjustments in circumstances where the statistical model output is inconsistent with management's expectations relating to economic conditions and expected credit losses. Management may make adjustments as the assumptions in the underlying analyses change to reflect an estimate of expected lifetime loan losses and prepayments at the reporting date, based on the best information available at that time.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

For a comprehensive discussion regarding quantitative and qualitative disclosures about market risk, see "*Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Market Risk.*"

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements of LendingClub Corporation

Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)	79
Consolidated Balance Sheets	81
Consolidated Statements of Income	82
Consolidated Statements of Comprehensive Income	83
Consolidated Statements of Changes in Equity	84
Consolidated Statements of Cash Flows	85
Notes to Consolidated Financial Statements	87
Note 1. Summary of Significant Accounting Policies	87
Note 2. Marketplace Revenue	96
Note 3. Earnings Per Share	97
Note 4. Securities Available for Sale	98
Note 5. Loans and Leases Held for Investment at Amortized Cost, Net of Allowance for Loan and Lease Losses	101
Note 6. Securitizations and Variable Interest Entities	110
Note 7. Fair Value Measurements	112
Note 8. Derivative Instruments and Hedging Activities	121
Note 9. Property, Equipment and Software, net	123
Note 10. Goodwill and Intangible Assets	123
Note 11. Other Assets	124
Note 12. Deposits	124
Note 13. Borrowings	125
Note 14. Other Liabilities	125
Note 15. Accumulated Other Comprehensive Loss	126
Note 16. Employee Incentive Plans	126
Note 17. Income Taxes	129
Note 18. Leases	131
Note 19. Commitments and Contingencies	133
Note 20. Regulatory Requirements	133
Note 21. Segment Reporting	135
Note 22. LendingClub Corporation – Parent Company-Only Financial Statements	138

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of LendingClub Corporation:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of LendingClub Corporation and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

1) Allowance for loan and lease losses – Consumer Loans – Refer to "*Note 5 Loans and Leases Held for Investment at Amortized Cost, Net of Allowance for Loan and Lease Losses*" to the consolidated financial statements

Critical Audit Matter Description

The allowance for loan and lease losses (ALLL) on consumer loans represents the Company's estimate of expected lifetime credit losses over the contractual life of the loan portfolio. The majority of the ALLL relates to the unsecured personal loans class of financing receivables within the consumer loan portfolio. The determination of the ALLL is based on the Company's periodic evaluation of performance of the consumer loan portfolio considering a number of underlying factors, including key assumptions and quantitative and qualitative information. The estimate of expected future loan losses is determined using statistical models and management's judgement.

The quantitative component of the ALLL is primarily based on statistical models using a discounted cash flow approach and known and estimated data based on current probability and timing of defaults, loss rate and recovery exposure at default, timing and amount of estimated prepayments, and relevant risk characteristics to estimate the shortfall in contractual cash flows for each loan pool over the remaining life of the loans.

Qualitative adjustments to the modeled estimate of expected credit losses are also considered to address certain identified elements that are not directly captured by the statistical model. The qualitative allowance is primarily based on a macroeconomic unemployment forecast provided by an external third-party economist, and also incorporates management's judgement. In addition, the qualitative allowance includes adjustments in circumstances where the statistical model output is inconsistent with management's expectations related to economic conditions and expected credit losses.

Given the size of the unsecured personal loan portfolio and the subjective nature of estimating the ALLL, including management's expectations related to macroeconomic conditions and expected losses, auditing the ALLL involved a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the models and assumptions used by management to estimate the allowance for loan losses relating to the unsecured personal loan portfolio, included the following, among others:

- We tested the effectiveness of the controls, including those related to the models, key data inputs, and management assumptions.
- With the assistance of our credit specialists, we evaluated:
    - The appropriateness of the methodology and models.
    - The reasonableness of management's significant assumptions utilized in the models including the estimated loss rates, estimated prepayment rates, and estimated recovery rates.
    - The reasonableness of any qualitative adjustments (or lack thereof) to the modeled expected cash flow output.
- We tested the accuracy of the key data inputs, including historical loan data consumed by the models used to calculate the expected credit losses.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
February 13, 2025

We have served as the Company's auditor since 2013.

LENDINGCLUB CORPORATION
Consolidated Balance Sheets
(In Thousands, Except Share and Per Share Amounts)

December 31,		2024		2023
Assets				
Cash and due from banks	$	15,524	$	14,993
Interest-bearing deposits in banks		938,534		1,237,511
Total cash and cash equivalents		954,058		1,252,504
Restricted cash [1]		23,338		41,644
Securities available for sale at fair value ($3,492,264 and $1,663,990 at amortized cost, respectively)		3,452,648		1,620,262
Loans held for sale at fair value		636,352		407,773
Loans and leases held for investment		4,125,818		4,850,302
Allowance for loan and lease losses		(236,734)		(310,387)
Loans and leases held for investment, net		3,889,084		4,539,915
Loans held for investment at fair value [1][2]		1,027,798		272,678
Property, equipment and software, net		167,532		161,517
Goodwill		75,717		75,717
Other assets [1]		403,982		455,453
Total assets	$	10,630,509	$	8,827,463
Liabilities and Equity				
Deposits:				
Interest-bearing	$	8,676,119	$	7,001,680
Noninterest-bearing		392,118		331,806
Total deposits		9,068,237		7,333,486
Borrowings [1][2]		—		19,354
Other liabilities [1]		220,541		222,801
Total liabilities		9,288,778		7,575,641
Equity				
Common stock, $0.01 par value; 180,000,000 shares authorized; 113,383,917 and 110,410,602 shares issued and outstanding, respectively		1,134		1,104
Additional paid-in capital		1,702,316		1,669,828
Accumulated deficit		(337,476)		(388,806)
Accumulated other comprehensive loss		(24,243)		(30,304)
Total equity		1,341,731		1,251,822
Total liabilities and equity	$	10,630,509	$	8,827,463

[1] Includes amounts in consolidated VIEs as of December 31, 2023. See "*Notes to Consolidated Financial Statements – Note 6. Securitizations and Variable Interest Entities.*"

[2] Prior period amounts have been reclassified to conform to the current period presentation.

See Notes to Consolidated Financial Statements.

LENDINGCLUB CORPORATION
Consolidated Statements of Income
(In Thousands, Except Share and Per Share Amounts)

Year Ended December 31,	2024	2023	2022
Non-interest income:			
Marketplace revenue	$ 242,791	$ 291,484	$ 683,626
Other non-interest income	10,179	11,297	28,765
Total non-interest income	252,970	302,781	712,391
Interest income:			
Interest on loans held for sale	92,442	35,655	26,183
Interest and fees on loans and leases held for investment	494,214	616,735	465,450
Interest on loans held for investment at fair value (1)	77,034	74,088	31,012
Interest on securities available for sale	187,961	40,235	16,116
Other interest income	56,307	65,917	18,579
Total interest income	907,958	832,630	557,340
Interest expense:			
Interest on deposits	369,219	265,556	60,451
Other interest expense (1)	4,698	5,236	22,064
Total interest expense	373,917	270,792	82,515
Net interest income	534,041	561,838	474,825
Total net revenue	787,011	864,619	1,187,216
Provision for credit losses	178,267	243,565	267,326
Non-interest expense:			
Compensation and benefits	232,158	261,948	339,397
Marketing	100,402	93,840	197,747
Equipment and software	51,194	53,485	49,198
Depreciation and amortization	58,834	47,195	43,831
Professional services	32,045	35,173	50,516
Occupancy	15,798	17,532	21,977
Other non-interest expense	53,247	57,264	64,187
Total non-interest expense	543,678	566,437	766,853
Income before income tax (expense) benefit	65,066	54,617	153,037
Income tax (expense) benefit	(13,736)	(15,678)	136,648
Net income	$ 51,330	$ 38,939	$ 289,685
Earnings per share: (2)			
Basic EPS – common stockholders	$ 0.46	$ 0.36	$ 2.80
Diluted EPS – common stockholders	$ 0.45	$ 0.36	$ 2.79
Weighted-average common shares – Basic	111,731,523	108,466,179	103,547,305
Weighted-average common shares – Diluted	113,122,859	108,468,857	104,001,288

(1) Prior period amounts have been reclassified to conform to the current period presentation.

(2) See "*Notes to Consolidated Financial Statements – Note 3. Earnings Per Share*" for additional information.

See Notes to Consolidated Financial Statements.

LENDINGCLUB CORPORATION
Consolidated Statements of Comprehensive Income
(In Thousands)

Year Ended December 31,	2024	2023	2022
Net income	$ 51,330	$ 38,939	$ 289,685
Other comprehensive income (loss):			
Change in net unrealized gain (loss) on securities available for sale	9,836	10,238	(61,326)
Other comprehensive income (loss), before tax	9,836	10,238	(61,326)
Income tax effect	(3,775)	(2,926)	16,664
Other comprehensive income (loss), net of tax	6,061	7,312	(44,662)
Total comprehensive income	$ 57,391	$ 46,251	$ 245,023

See Notes to Consolidated Financial Statements.

LENDINGCLUB CORPORATION
Consolidated Statements of Changes in Equity
(In Thousands, Except Share Data)

	Common Stock		Additional Paid-in Capital	Treasury Stock [1]		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Equity
	Shares	Amount		Shares	Amount			
Balance at December 31, 2021	**101,043,924**	**$ 1,010**	**$ 1,559,616**	**—**	**$ —**	**$ 7,046**	**$ (717,430)**	**$ 850,242**
Stock-based compensation	—	—	73,717	—	—	—	—	73,717
Net issuances under equity incentive plans	5,503,071	55	(4,645)	7,751	(98)	—	—	(4,688)
Retirement of treasury stock	—	—	(98)	(7,751)	98	—	—	—
Net unrealized loss on securities available for sale, net of tax	—	—	—	—	—	(44,662)	—	(44,662)
Net income	—	—	—	—	—	—	289,685	289,685
Balance at December 31, 2022	**106,546,995**	**$ 1,065**	**$ 1,628,590**	**—**	**$ —**	**$ (37,616)**	**$ (427,745)**	**$ 1,164,294**
Stock-based compensation	—	—	61,619	—	—	—	—	61,619
Net issuances under equity incentive plans	3,863,607	39	(20,381)	—	—	—	—	(20,342)
Net unrealized gain on securities available for sale, net of tax	—	—	—	—	—	7,312	—	7,312
Net income	—	—	—	—	—	—	38,939	38,939
Balance at December 31, 2023	**110,410,602**	**$ 1,104**	**$ 1,669,828**	**—**	**$ —**	**$ (30,304)**	**$ (388,806)**	**$ 1,251,822**
Stock-based compensation	—	—	47,117	—	—	—	—	47,117
Net issuances under equity incentive plans	2,973,315	30	(14,629)	—	—	—	—	(14,599)
Net unrealized gain on securities available for sale, net of tax	—	—	—	—	—	6,061	—	6,061
Net income	—	—	—	—	—	—	51,330	51,330
Balance at December 31, 2024	**113,383,917**	**$ 1,134**	**$ 1,702,316**	**—**	**$ —**	**$ (24,243)**	**$ (337,476)**	**$ 1,341,731**

[1] Includes shares that were transferred to the Company to satisfy payment of all or a portion of the exercise price in connection with the exercise of stock options.

See Notes to Consolidated Financial Statements.

LENDINGCLUB CORPORATION
Consolidated Statements of Cash Flows
(In Thousands)

Year Ended December 31,		2024		2023		2022
Cash flows from operating activities:						
Net income	$	51,330	$	38,939	$	289,685
Adjustments to reconcile net income to net cash (used for) provided by operating activities:						
Net fair value adjustments		154,659		134,114		(8,503)
Change in fair value of loan servicing assets		75,359		62,581		73,229
Gain on sales of loans		(49,097)		(47,839)		(95,335)
Provision for credit losses		178,267		243,565		267,326
Accretion of loan deferred fees and costs		(68,535)		(90,723)		(86,138)
Stock-based compensation, net		40,069		52,389		66,362
Depreciation and amortization		58,834		47,195		43,831
Income tax benefit from release of tax valuation allowance		—		—		(143,495)
Other, net		10,754		(8,932)		(1,828)
Net change to loans held for sale		(3,101,778)		(1,535,037)		8,032
Net change in operating assets and liabilities:						
Other assets		22,422		54,894		(16,762)
Other liabilities		(6,458)		(87,746)		(20,836)
Net cash (used for) provided by operating activities		(2,634,174)		(1,136,600)		375,568
Cash flows from investing activities:						
Net change in loans and leases [1]		(223,857)		544,821		(2,599,440)
Purchases of securities available for sale		(49,786)		(61,648)		(222,534)
Proceeds from sales, maturities and paydowns of securities available for sale		938,409		97,709		86,078
Purchases of property, equipment and software, net		(54,302)		(59,509)		(69,481)
Other investing activities		(2,651)		(4,676)		(4,423)
Net cash provided by (used for) investing activities		607,813		516,697		(2,809,800)
Cash flows from financing activities:						
Net change in deposits		1,742,479		921,393		3,256,501
Principal payments on borrowings [1]		(19,202)		(111,993)		(452,343)
Other financing activities		(13,668)		(19,833)		(9,028)
Net cash provided by financing activities		1,709,609		789,567		2,795,130
Net (decrease) increase in cash, cash equivalents and restricted cash		(316,752)		169,664		360,898
Cash, cash equivalents and restricted cash, beginning of period		1,294,148		1,124,484		763,586
Cash, cash equivalents and restricted cash, end of period	$	977,396	$	1,294,148	$	1,124,484
Supplemental cash flow information:						
Cash paid for interest	$	378,276	$	258,626	$	79,732
Cash paid for taxes	$	275	$	6,631	$	14,462
Cash paid for operating leases included in the measurement of lease liabilities	$	12,869	$	12,797	$	15,540
Supplemental non-cash investing activity:						
Net securities retained from Structured Program transactions	$	2,711,693	$	1,299,313	$	—
Supplemental non-cash financing activity:						
Derecognition of payable to securitization note and residual certificate holders held in consolidated VIE	$	880	$	—	$	36,072

[1] Prior period amounts have been reclassified to conform to the current period presentation.

LENDINGCLUB CORPORATION
Consolidated Statements of Cash Flows (Continued)
(In Thousands)

The following presents cash, cash equivalents and restricted cash by category within the Balance Sheet:

	December 31, 2024	December 31, 2023
Cash and cash equivalents	$ 954,058	$ 1,252,504
Restricted cash	23,338	41,644
Total cash, cash equivalents and restricted cash	$ 977,396	$ 1,294,148

See Notes to Consolidated Financial Statements.

1. Summary of Significant Accounting Policies

Basis of Presentation

LendingClub Corporation (LendingClub) was founded in 2006 and operates a leading, nationally chartered, digital marketplace bank that leverages data and technology to increase access to credit, lower borrowing costs, and improve returns on savings. LendingClub is registered as a bank holding company and operates the vast majority of its business through its wholly-owned subsidiary, LendingClub Bank, National Association (LC Bank).

All intercompany balances and transactions have been eliminated in consolidation. These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) and, in the opinion of management, contain all adjustments, including normal recurring adjustments, necessary for the fair statement of the results and financial position for the periods presented. These accounting principles require management to make certain estimates and assumptions that affect the amounts in the accompanying financial statements. These estimates and assumptions are inherently subjective in nature and actual results may differ from these estimates and assumptions, and the differences could be material.

The Company made the following presentation changes in the consolidated financial statements and accompanying notes during the year ended December 31, 2024:

- Consolidated Balance Sheets (Balance Sheet) – "Retail and certificate loans held for investment at fair value" was combined within "Loans held for investment at fair value" and "Retail notes and certificates at fair value" was combined within "Borrowings";
- Consolidated Statements of Income (Income Statement) – "Interest on retail and certificate loans held for investment at fair value" was combined within "Interest on loans held for investment at fair value" and "Interest on retail notes and certificates at fair value" was combined within "Other interest expense"; and
- Consolidated Statements of Cash Flows (Statement of Cash Flows) – "Net decrease in retail and certificate loans" was combined within "Net change in loans and leases" and "Principal payments on retail notes and certificates" was combined within "Principal payments on borrowings."

In all instances, the respective prior period amounts have been reclassified to conform to the current period presentation.

Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents have original maturities of three months or less and include cash on hand, cash items in transit, and amounts due from or held with other depository institutions, primarily with the Board of Governors of the Federal Reserve System (FRB).

Restricted Cash

Cash items held with other depository institutions in which the ability to withdraw funds is restricted by contractual provisions is classified as restricted cash. Such amounts primarily include cash received from borrowers on loans owned and not yet distributed to investors.

Securities

Debt securities purchased and asset-backed securities retained from the sale of loans are classified as available for sale (AFS) securities. AFS securities represent investment securities with readily determinable fair values that the Company: (i) does not hold for trading purposes and (ii) does not have the positive intent and ability to hold to maturity. AFS securities are measured at fair value, with unrealized gains and losses reported in "Accumulated other comprehensive income (loss)" within the equity section of the Balance Sheet, net of any applicable income taxes.

Management evaluates whether debt AFS securities with unrealized losses are impaired on a quarterly basis. For any security that has declined in fair value below its amortized cost basis, the Company recognizes an impairment loss in current period earnings if management has the intent to sell the security or if it is more likely than not it will be required to sell the security before recovery of its amortized cost basis. The assessment of impairment also considers whether the decline in fair value below the security's amortized cost basis is attributable to credit-related factors. If credit-related factors exist, credit-related impairment has occurred regardless of the Company's intent to hold the security until it recovers. The credit-related portion of impairment is recognized as provision for credit loss expense in earnings with a corresponding valuation allowance for AFS securities on the Balance Sheet, to the extent the allowance does not reduce the value of the security below its fair value.

Equity securities that do not have readily determinable fair values are generally recorded at cost adjusted for impairment, if any. These securities include FRB stock and Federal Home Loan Bank (FHLB) stock and are reported as "Nonmarketable equity investments" in "Other assets" on the Balance Sheet.

Loans and Leases

The Company initially classifies loans and leases as either held for sale (HFS) or held for investment (HFI) based on management's assessment of its intent and ability to hold the loans and leases for the foreseeable future or until maturity. Management's intent and ability with respect to certain loans and leases may change from time to time and, therefore, loans and leases that are initially designated as HFS or HFI may be reclassified. In order to reclassify loans to HFS, management must have the intent to sell the loans and the ability to reasonably identify the specific loans to be sold.

HFI loans and leases at amortized cost

HFI loans, with the exception of HFI loans accounted for under the fair value option, are measured at historical cost and reported at their outstanding principal balances net of any charge-offs, unamortized deferred fees and costs on originated loans, and for purchased loans, net of any unamortized premiums and discounts. Leases are recorded at the discounted amounts of lease payments receivable plus the estimated residual value of the leased asset, net of unearned income and unamortized deferred fees and costs. Lease payments receivable reflect contractual lease payments adjusted for renewal or termination options that the Company believes the customer is reasonably certain to exercise. Unearned income, deferred fees and costs, and discounts and premiums are accreted and amortized to interest income over the contractual life of the loan using its effective interest rate. In certain circumstances, the Company may reclassify loans and/or leases from HFI to HFS, at which time these are valued at the lower of amortized cost or fair value.

HFI loans at fair value

HFI loans are measured at fair value if the Company elects the fair value option. The Company may elect the fair value option for certain HFI loans, which could include loans purchased by the Company. Interest income is recorded under the effective interest method which considers any purchase premium or discounts. In addition, purchase related discounts absorb credit losses.

HFS loans at fair value

Loans initially classified as HFS are reported at their fair value with the Company's election of the fair value option. Origination fees and costs for HFS loans are recognized in earnings at the time of loan origination and are not deferred. Origination fees are recognized in earnings within "Marketplace revenue" on the Income Statement. Changes in the fair value are recorded in "Net fair value adjustments" included in "Marketplace revenue" on the Income Statement. The Company also earns interest income on loans HFS between the time of origination and the settlement date of the loan sales to marketplace investors. As loans are held on the Balance Sheet, incremental fair value adjustments on the loans are recorded in "Net fair value adjustments" within "Marketplace revenue," whereas the associated interest income, based on the loans' contractual interest rate, is recorded within "Net interest income."

Accrued Interest Income and Non-Accrual Policy

Interest income is accrued as earned. The accrual of interest income is discontinued, and the loan or lease is placed on nonaccrual status at 90 days past due or when reasonable doubt exists as to timely collection. Past due status is based on the contractual terms of the loan or lease. When a loan or lease is placed on nonaccrual status, all income previously accrued but not collected is reversed against the current period's interest income. The Company has a nonaccrual policy which results in the timely reversal of past-due accrued interest, and it does not record an allowance for credit losses (ACL) on accrued interest receivable. However, we record an ACL on accrued interest receivable for past due unsecured personal loans that are less than 90 days past due. Interest collections on nonaccrual loans and leases for which the ultimate collectability of principal is uncertain are applied as principal reductions; otherwise, such collections are credited to income when received. Nonaccrual loans and leases are returned to accrual status when there no longer exists concern over collectability, the borrower has demonstrated, over time, both the intent and ability to repay and the loan or lease has been brought current and future payments are reasonably assured. For loans held for investment measured at fair value, we record interest income over the term of the underlying loans using the effective interest method which considers any purchase discount or premiums.

Allowance for Credit Losses

The ACL represents management's estimate of expected credit losses in the loan and lease portfolio, excluding loans accounted for under the fair value option. The ACL is measured based on a lifetime expected loss model, which does not require a loss event to occur before a credit loss is recognized. Under the lifetime expected credit loss model, the Company estimates the allowance based on relevant available information related to past events, current conditions, and reasonable and supportable forecasts of future economic conditions. The ACL is estimated using a discounted cash flow (DCF) approach where effective interest rates are used to calculate the net present value of expected cash flows. The effective interest rate is calculated based on the periodic interest income received from the loan's contractual cash flows and the net investment in the loan, which includes deferred origination fees and costs, to provide a constant rate of return over the contractual loan term.

The Company evaluates its estimate of expected credit losses each reporting period and records any additions or reductions to the allowance on the Income Statement as "Provision for credit losses." Amounts determined to be uncollectible are charged-off to the allowance. Estimates of expected credit losses include expected recoveries of amounts previously charged-off and amounts expected to be charged-off. If amounts previously charged off are subsequently expected to be collected, the Company may recognize a negative allowance, which is limited to the amount that was previously charged off.

Under applicable accounting guidance, for reporting purposes, the loan and lease portfolio is categorized by portfolio segment. A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine the ACL. The Company's two portfolio segments are consumer and commercial. The Company further disaggregates its portfolio segments into various classes of financing receivables based on their underlying risk characteristics. The classes within the consumer portfolio segment are unsecured consumer, secured consumer and residential mortgages. The classes within the commercial portfolio segment are commercial and industrial, commercial real estate, and equipment finance.

The ACL is measured on a collective basis when loans share similar risk characteristics. Relevant risk characteristics for the consumer portfolio include product type, risk rating, loan term, and monthly vintage. Relevant risk characteristics for the commercial portfolio include product type and risk rating status. Loans measured on a collective basis generally have an ACL comprised of a quantitative, or modeled, component that is supplemented by a framework of qualitative factors, as discussed below.

The Company will continue to monitor its loan pools on an ongoing basis and adjust accordingly as the risk characteristics of the financial assets may change over time. If a given financial asset does not share similar risk characteristics with other financial assets, the Company shall measure expected credit losses on an individual, rather than on a collective basis. Loans evaluated on an individual basis generally have an ACL that is measured in reference to any collateral securing the loan and/or expected cash flows which are specific to the borrower.

Allowance Calculation Methodology

The Company generally estimates expected credit losses over the contractual term of its loans. The contractual term is adjusted for estimated prepayments when appropriate. The quantitative, or modeled, component of the ACL is primarily based on statistical models that use known or estimated data as of the balance sheet date and forecasted data over the reasonable and supportable period. Known and estimated data include current probability and timing of default, loss rate and recovery exposure at default, timing and amount of estimated prepayments, timing and amount of expected draws (for unfunded lending commitments), and relevant risk characteristics. Certain of the Company's commercial portfolios have limited internal historical loss data and use external credit loss information, including historical charge-off and balance data for peer banking institutions.

The Company obtains historical and forecast macroeconomic information to inform its view of the long-term condition of the economy. Forward-looking macroeconomic factors considered in the Company's consumer model include, unemployment rate, unemployment insurance claims, gross domestic product (GDP), housing prices, and retail sales. Forward-looking macroeconomic factors are incorporated into the Company's commercial model for a two-year reasonable and supportable economic forecast period followed by a one-year reversion period during which expected credit losses are expected to revert back on a straight-line basis to historical losses unadjusted for economic conditions. The reasonable and supportable economic forecast period and reversion methodology are accounting estimates which may change in future periods as a result of changes to the current macroeconomic environment.

The quantitative, or modeled, portion of ACL is estimated using a DCF approach. The Company's statistical models, applied at the portfolio level to pools of loans with similar risk characteristics, produce expected cash flows, which are then discounted at the effective interest rate to derive net present value. The effective interest rate is calculated based on the periodic interest income received from the loan's contractual cash flows and the net investment in the loan, which includes deferred origination fees and costs, to provide a constant rate of return over the contractual loan term. This net present value is then compared to the amortized cost basis to derive the initial expected credit losses. Under the DCF approach, the provision for credit losses includes credit loss expense in subsequent periods relating to the discounting effect due to the passage of time after the initial recognition of ACL on originated HFI loans at amortized cost.

The Company also considers the need for qualitative adjustments to the modeled estimate of expected credit losses. For this purpose, the Company established a qualitative factor framework to periodically assess qualitative adjustments to address certain identified elements that are not directly captured by the statistically modeled expected credit loss. The Company also obtains forecast macroeconomic information to inform its view of the long-term condition of the economy. These factors may include the impact of the non-modeled macroeconomic outlook, forecast unemployment rate and insurance claims, risk rating downgrades, changes in credit policies, problem loan trends, identification of new risks not incorporated into the modeling framework, credit concentrations, changes in underwriting and other external factors.

Zero Credit Loss Expectation Exception

The Company has a zero loss expectation when the loans and securities available for sale, or portions thereof, are issued or guaranteed by certain U.S. government entities or agencies, as those entities or agencies have a long history of no defaults and the highest credit ratings issued by rating agencies. Loans held for investment and securities available for sale which meet this criterion do not have an ACL.

Reserve for Unfunded Lending Commitments

The ACL includes an estimate for expected credit losses on off-balance sheet commitments to extend credit and unused lines of credit. The Company estimates these expected credit losses for the unfunded portion of the commitments that are not unconditionally cancellable depending on the likelihood that funding will occur. The reserve for unfunded lending commitments is reported in "Other liabilities" on the Balance Sheet.

Individually Assessed Loans

Loans that do not share similar risk characteristics with other financial assets, including collateral-dependent loans, are individually assessed for purposes of measuring expected credit losses using the DCF approach.

For loans that are determined to be collateral dependent, the ACL is determined based on the fair value of the collateral. Loans are considered collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is expected to be substantially satisfied through sale or operation of the collateral. For such loans, the ACL is calculated as the difference between the amortized cost basis and the fair value of the underlying collateral less costs to sell, if applicable.

Charge-Offs

Charge-offs are recorded when the Company determines that a loan balance is uncollectible or a loss-confirming event has occurred. Loss confirming events usually involve the receipt of specific adverse information about the borrower and may include borrower delinquency status, bankruptcy, foreclosure, or receipt of an asset valuation indicating a shortfall between the value of the collateral and the book value of the loan when that collateral asset is the sole source of repayment. A full or partial charge-off reduces the amortized cost basis of the loan and the related ACL. Unsecured personal loans are generally charged-off when a borrower is contractually 120 days past due. Exceptions include accounts in bankruptcy or accounts of deceased borrowers which are then generally charged-off within 60 or 30 days from receipt of notification, respectively.

Servicing Assets

Servicing assets are capitalized as separate assets when loans are sold and servicing is retained. The Company records servicing assets at their estimated fair values. Servicing asset fair value is based on the excess of the contractual servicing fee over an estimated market servicing rate. When servicing assets are recognized from the sale of loans originated by the Company, the fair value of the servicing asset is included as a component of the gain or loss on the loan sale and reported within "Marketplace revenue" on the Income Statement. Subsequent changes in fair value are reported within "Servicing fees" in "Marketplace revenue" during the period in which the changes occur. Servicing assets are reported in "Other assets" on the Balance Sheet.

Fair Value Measurements

Fair value is defined as the price that would be received to sell a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. Fair value is based on an exit price notion that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Certain of the Company's assets and liabilities are recorded at fair value and measured on either a recurring or nonrecurring basis. Assets and liabilities that are recorded at fair value on a recurring basis require a fair value measurement at each reporting period.

The fair value hierarchy includes a three-level hierarchy that assigns the highest priority to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs.

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 — Unobservable inputs.

Unobservable inputs require greater judgment in measuring fair value. In instances where there is limited or no observable market data, fair value measurements for assets and liabilities are based primarily upon the Company's own estimates, and the measurements reflect information and assumptions that management believes a market participant would use in pricing the asset or liability.

Derivative Instruments and Hedging Activities

The Company reports the fair value of its derivative instruments on a gross basis, as either "Other assets" or "Other liabilities" on the Balance Sheet. Changes in fair value of the derivative instruments are recognized in current period earnings.

For derivative instruments that qualify as accounting hedges, the Company designates the hedging instrument based on the exposure being hedged. The Company's existing hedging instruments are designated as fair value hedges under the portfolio layer method, whereby changes in the fair value of the hedging instrument are substantially offset by changes in the fair value of the hedged item, which are recognized within interest income on the Income Statement. Interest payments made and/or received related to these derivative instruments are presented within the "Operating activities" section on the Statements of Cash Flows.

To qualify for hedge accounting, the derivatives and related hedged items must be designated as a hedge at inception of the hedge relationship. In addition, a derivative must be highly effective at reducing the risk associated with the exposure being hedged. For accounting hedge relationships, the Company formally assesses, both at the inception of the hedge and on an ongoing basis, if the derivatives are highly effective in offsetting designated changes in the fair value of the hedged item. The Company assesses effectiveness using a statistical regression analysis. Effectiveness may be assessed qualitatively where the critical terms of the derivative and hedged item match.

Property, Equipment and Software, net

Property, equipment and software are carried at cost less accumulated depreciation and amortization. The Company uses the straight-line method of depreciation and amortization. Estimated useful lives range from three years to five years for furniture and fixtures, computer equipment, and software. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life.

Internally-developed software is capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed, and the software will be used as intended. Capitalized costs consist of salaries and compensation costs for employees, fees paid to third-party consultants who are directly involved in development efforts, and costs incurred for upgrades and enhancements to add functionality of the software. Other costs are expensed as incurred.

The Company evaluates impairments of its property, equipment and software whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the asset is not recoverable, measurement of an impairment loss is based on the fair value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value.

Goodwill and Other Intangible Assets

Goodwill is recorded when the purchase price of an acquired business exceeds the fair value of the net assets acquired. Goodwill is assigned to the Company's reporting units at the acquisition date according to the expected economic benefits that the acquired business will provide to the reporting unit. A reporting unit is a business operating segment or a component of a business operating segment. The Company identifies its reporting units based on how the operating segments and reporting units are managed. Accordingly, the Company allocated goodwill to the LC Bank operating segment.

The goodwill of each reporting unit is tested for impairment annually or more frequently in certain circumstances. The Company's annual impairment testing is performed in the fourth quarter of each calendar year. Impairment exists when the carrying value of goodwill exceeds its estimated fair value. Adverse changes in impairment indicators such as lower than forecast financial performance, increased competition, increased regulatory oversight, or unplanned changes in operations could result in impairment.

The Company can elect to either qualitatively assess goodwill for impairment, or bypass the qualitative test and proceed directly to a quantitative test. If the Company performs a qualitative assessment of goodwill to test for impairment and concludes it is more likely than not that the estimated fair value of a reporting unit is greater than its carrying value, a quantitative test is not required. However, if we determine it is more likely than not that a reporting unit's fair value is less than its carrying amount, a quantitative assessment is performed to determine if goodwill impairment exists. Under the quantitative impairment assessment, the fair values of the Company's reporting units are determined using a combination of income and market-based approaches.

Other intangible assets with determinable lives are recorded at their fair value upon completion of a business acquisition or certain other transactions, and generally represent the value of customer contracts or relationships. Such assets are amortized over their useful lives in a manner that best reflects their economic benefit, which may include straight-line or accelerated methods of amortization. Other intangible assets are reviewed for impairment quarterly and when events or changes in circumstances indicate that their carrying amount may not be recoverable. The Company does not have indefinite-lived intangible assets other than goodwill. Intangible assets are reported in "Other assets" on the Balance Sheet.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities in "Other liabilities" on the Balance Sheet. Associated legal expense is recorded in "Other non-interest expense" on the Income Statement. Such liabilities and associated expenses are recorded when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. The Company will also disclose a range of exposure to incremental loss when such amounts can be estimated and are reasonably possible to occur in future periods. In estimating the Company's exposure to loss contingencies, if an amount within the estimated range of loss is the best estimate, that amount will be accrued. However, if there is no amount within the estimated range of loss that is the best estimate, the Company will accrue the minimum amount within the range, and disclose the amount up to the high end of the range as an exposure to incremental loss, if such amount is considered reasonably possible. Such estimates are based on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability and records an adjustment to its estimate in the period in which the adjustment is probable and an amount or range can be reasonably estimated. The determination of an expected contingent liability and associated litigation expense requires the Company to make assumptions related to the outcome of these matters. Due to the inherent uncertainties of loss contingencies, the Company's estimates may be different than the actual outcomes. Legal fees, including legal fees associated with loss contingencies, are recognized as incurred and included in "Professional services" expense on the Income Statement.

Stock-based Compensation

Stock-based compensation includes expense primarily associated with restricted stock units (RSUs) and performance-based restricted stock units (PBRSUs). Stock-based compensation expense is based on the grant date fair value of the award. The cost is generally recognized over the vesting period on a straight-line basis. Forfeitures are recognized as incurred.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers the available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized. If the Company determines that it is able to realize its deferred tax assets in the future in excess of the net recorded amount, the Company decreases the deferred tax asset valuation allowance, which reduces the provision for income taxes.

Uncertain tax positions are recognized only when the Company believes it is more likely than not that the tax position will be upheld on examination by the taxing authorities based on the merits of the position. The Company recognizes interest and penalties, if any, related to uncertain tax positions in "Income tax (expense) benefit" on the Income Statement.

Earnings Per Share

Basic earnings per share (Basic EPS) attributable to common stockholders is computed by dividing net income attributable to LendingClub by the weighted-average number of common shares outstanding during the period. Diluted earnings per share (Diluted EPS) is computed by dividing net income attributable to LendingClub by the weighted-average number of common shares outstanding during the period, adjusted for the effects of dilutive issuances of shares of common stock, which predominantly include incremental shares issued for outstanding RSUs, PBRSUs, and stock options. PBRSUs are included in dilutive shares to the extent the pre-established performance targets have been or are estimated to be satisfied as of the reporting date. The dilutive potential common shares are computed using the treasury stock method. The effects of outstanding RSUs, PBRSUs, and stock options are excluded from the computation of Diluted EPS in periods in which the effect would be antidilutive. For periods with more than one class of common shares, the Company computes Basic and Diluted

EPS using the two-class method, which is an allocation of net income among the holders of each class of common shares.

Consolidation of Variable Interest Entities

A variable interest entity (VIE) is a legal entity that has either a total equity investment that is insufficient to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest. The Company's variable interest arises from contractual, ownership or other monetary interests in the entity, which change with fluctuations in the fair value of the entity's net assets. A VIE is consolidated by its primary beneficiary, the party that has both the power to direct the activities that most significantly impact the VIE's economic performance, and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company consolidates a VIE when it is deemed to be the primary beneficiary. The Company assesses whether or not it is the primary beneficiary of a VIE on an ongoing basis.

Transfers of Financial Assets

The Company accounts for transfers of financial assets as sales when it has surrendered control over the transferred assets. Control is generally considered to have been surrendered when the transferred assets have been legally isolated from the Company, the transferee has the right to pledge or exchange the assets without any significant constraints, and the Company has not entered into a repurchase agreement, does not hold unconditional call options and has not written put options on the transferred assets. In assessing whether control has been surrendered, the Company considers whether the transferee would be a consolidated affiliate and the impact of all arrangements or agreements made contemporaneously with, or in contemplation of the transfer, even if they were not entered into at the time of transfer. The Company measures gain or loss on sale of financial assets as the net proceeds received on the sale less the carrying amount of the loans sold. The net proceeds of the sale represent the fair value of any assets obtained or liabilities incurred as part of the transaction, including, but not limited to servicing assets, retained securities, and recourse obligations.

Transfers of financial assets that do not qualify for sale accounting would be reported as secured borrowings. Accordingly, the related assets would remain on the Company's Balance Sheet and continue to be reported and accounted for as if the transfer had not occurred. Cash proceeds from these transfers are reported as liabilities, with related interest expense recognized over the life of the related assets.

Adoption of New Accounting Standards

The Company adopted the following new accounting standards during the year ended December 31, 2024:

In November 2023, the FASB issued Accounting Standards Update (ASU) 2023-07, *Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures*, which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The Company adopted this ASU effective October 1, 2024, on a retrospective basis. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

New Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, *Income Statement (Topic 220) – Reporting Comprehensive Income – Expense Disaggregation Disclosures*, which improves income statement expense disclosure requirements, primarily through disaggregated disclosures of certain expense captions into specified categories within the footnotes to the financial statements. The new standard is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. The amendments of this standard should be applied prospectively, with retrospective application permitted. Early adoption is also permitted. The Company is evaluating the impact of this ASU but does not expect it to be material.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740) – Improvements to Income Tax Disclosures*, which improves income tax disclosure requirements, primarily through enhanced disclosures surrounding rate reconciliation and income taxes paid. The new standard is effective for annual periods beginning after December 15, 2024. The amendments of this standard should be applied prospectively, with retrospective application permitted. Early adoption is also permitted. The Company is evaluating the impact of this ASU but does not expect it to be material.

2. Marketplace Revenue

Marketplace revenue consists of (i) origination fees, (ii) servicing fees, (iii) gain on sales of loans and (iv) net fair value adjustments, as described below.

Origination Fees: Origination fees are primarily fees earned related to originating and issuing unsecured personal loans that are held for sale.

Servicing Fees: The Company receives servicing fees to compensate it for servicing loans on behalf of investors, including managing payments and collections from borrowers and payments to those investors. The amount of servicing fee revenue earned is predominantly affected by the servicing rates paid by investors and the outstanding principal balance of loans serviced for investors. Servicing fee revenue related to loans sold also includes the associated change in the fair value of servicing assets.

Gain on Sales of Loans: In connection with loan sales, the Company recognizes a gain or loss on the sale of loans based on the level to which the contractual servicing fee is above or below an estimated market rate of servicing. Additionally, the Company recognizes transaction costs, if any, as a loss on sale of loans.

Net Fair Value Adjustments: The Company records fair value adjustments on loans that are recorded at fair value, which include gains or losses from sale prices in excess of or less than the loan principal amount sold and realized net charge-offs. In addition, as loans are held on the Balance Sheet, incremental fair value adjustments on the loans are recorded in “Net fair value adjustments” within “Marketplace revenue,” whereas the associated interest income is recorded within “Net interest income.”

The following table presents components of marketplace revenue for the periods presented:

Year Ended December 31,	2024	2023	2022
Origination fees	$ 283,420	$ 279,146	$ 499,179
Servicing fees	64,933	98,613	80,609
Gain on sales of loans	49,097	47,839	95,335
Net fair value adjustments	(154,659)	(134,114)	8,503
Total marketplace revenue	$ 242,791	$ 291,484	$ 683,626

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

3. Earnings Per Share

The following table details the computation of the Company's Basic and Diluted EPS:

Year Ended December 31,	2024	2023	2022
Basic EPS:			
Net income attributable to stockholders	$ 51,330	$ 38,939	$ 289,685
Weighted-average common shares – Basic	111,731,523	108,466,179	103,547,305
Basic EPS	$ 0.46	$ 0.36	$ 2.80
Diluted EPS:			
Net income attributable to stockholders	$ 51,330	$ 38,939	$ 289,685
Weighted-average common shares – Diluted	113,122,859	108,468,857	104,001,288
Diluted EPS	$ 0.45	$ 0.36	$ 2.79

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

4. Securities Available for Sale

The amortized cost, gross unrealized gains and losses, and fair value of AFS securities were as follows:

December 31, 2024	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Senior asset-backed securities related to Structured Program transactions (1)	$ 2,870,071	$ 30,398	$ (645)	$ —	$ 2,899,824
U.S. agency residential mortgage-backed securities	270,120	48	(43,243)	—	226,925
Other asset-backed securities related to Structured Program transactions (2)	174,132	—	(657)	(3,527)	169,948
U.S. agency securities	90,459	—	(14,513)	—	75,946
Mortgage-backed securities	62,882	8	(6,216)	—	56,674
Other asset-backed securities	21,364	15	(587)	—	20,792
Municipal securities	3,236	—	(697)	—	2,539
Total securities available for sale (3)	$ 3,492,264	$ 30,469	$ (66,558)	$ (3,527)	$ 3,452,648

December 31, 2023	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Senior asset-backed securities related to Structured Program transactions	$ 1,165,513	$ 10,932	$ (42)	$ 1,176,403
U.S. agency residential mortgage-backed securities	261,885	208	(37,497)	224,596
U.S. agency securities	93,452	—	(13,348)	80,104
Other asset-backed securities related to Structured Program transactions (2)	70,662	2,731	—	73,393
Mortgage-backed securities	42,511	—	(5,435)	37,076
Other asset-backed securities	26,710	25	(634)	26,101
Municipal securities	3,257	—	(668)	2,589
Total securities available for sale (3)	$ 1,663,990	$ 13,896	$ (57,624)	$ 1,620,262

(1) Excludes a $(2.2) million cumulative basis adjustment for securities designated in active fair value hedge relationships at December 31, 2024. See "*Note 8. Derivative Instruments and Hedging Activities*" for additional information.

(2) As of December 31, 2024 and 2023, $169.9 million and $70.1 million, respectively, of the other asset-backed securities related to Structured Program transactions at fair value are subject to restrictions on transfer pursuant to the Company's obligations as a "sponsor" under the U.S. Risk Retention Rules.

(3) As of December 31, 2024 and 2023, includes $373.5 million and $359.5 million, respectively, of securities pledged as collateral at fair value.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

A summary of AFS securities with unrealized losses, aggregated by period of continuous unrealized loss, is as follows:

	Less than 12 months		12 months or longer		Total	
December 31, 2024	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Senior asset-backed securities related to Structured Program transactions	$ 334,564	$ (645)	$ —	$ —	$ 334,564	$ (645)
U.S. agency residential mortgage-backed securities	34,168	(782)	185,405	(42,461)	219,573	(43,243)
Other asset-backed securities related to Structured Program transactions	72,251	(657)	—	—	72,251	(657)
U.S. agency securities	—	—	75,946	(14,513)	75,946	(14,513)
Mortgage-backed securities	21,970	(316)	32,298	(5,900)	54,268	(6,216)
Other asset-backed securities	1,638	(4)	11,668	(583)	13,306	(587)
Municipal securities	—	—	2,539	(697)	2,539	(697)
Total securities with unrealized losses	$ 464,591	$ (2,404)	$ 307,856	$ (64,154)	$ 772,447	$ (66,558)

	Less than 12 months		12 months or longer		Total	
December 31, 2023	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Senior asset-backed securities related to Structured Program transactions	$ 38,359	$ (42)	$ —	$ —	$ 38,359	$ (42)
U.S. agency residential mortgage-backed securities	6,497	(149)	201,426	(37,348)	207,923	(37,497)
U.S. agency securities	—	—	80,104	(13,348)	80,104	(13,348)
Mortgage-backed securities	13,973	(740)	23,103	(4,695)	37,076	(5,435)
Other asset-backed securities	12,911	(50)	8,538	(584)	21,449	(634)
Municipal securities	—	—	2,589	(668)	2,589	(668)
Total securities with unrealized losses	$ 71,740	$ (981)	$ 315,760	$ (56,643)	$ 387,500	$ (57,624)

At December 31, 2024, the majority of the Company's AFS investment portfolio was comprised of senior asset-backed securities related to Structured Program transactions and U.S. agency-backed securities. Management considers U.S. agency-backed securities to be of the highest credit quality and rating given the guarantee of principal and interest by certain U.S. government agencies. Most of the remaining securities in an unrealized loss position in the Company's AFS investment portfolio at December 31, 2024 were rated investment grade. Substantially all of these unrealized losses in the AFS investment portfolio were caused by interest rate increases. The Company does not intend to sell the investment portfolio, and it is not more likely than not that it will be required to sell any investment before recovery of its amortized cost basis. For a description of management's quarterly evaluation of AFS securities in an unrealized loss position, see "*Note 1. Summary of Significant Accounting Policies.*"

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The following table presents the activity in the allowance for credit losses for AFS securities, by security type:

Year Ended December 31,		**2024**
Other asset-backed securities related to Structured Program transactions:		
Allowance for credit losses, beginning of period	$	—
Credit loss expense for securities available for sale		3,527
Allowance for credit losses, end of period	$	3,527

There was no activity in the allowance for credit losses for AFS securities during 2023 or 2022.

The contractual maturities of AFS securities were as follows:

December 31, 2024		**Amortized Cost**		**Fair Value**	**Weighted-average Yield** [1]
Due within 1 year:					
U.S. agency securities	$	3,000	$	2,989	
Total due within 1 year		3,000		2,989	3.50 %
Due after 1 year through 5 years:					
Senior asset-backed securities related to Structured Program transactions		2,870,071		2,899,824	
Other asset-backed securities related to Structured Program transactions		174,132		169,948	
U.S. agency securities		7,850		7,620	
Mortgage-backed securities		2,684		2,413	
Other asset-backed securities		307		306	
Municipal securities		307		274	
Total due after 1 year through 5 years		3,055,351		3,080,385	7.50 %
Due after 5 years through 10 years:					
U.S. agency securities		23,997		20,907	
Other asset-backed securities		12,430		12,394	
U.S. agency residential mortgage-backed securities		3,838		3,649	
Mortgage-backed securities		915		765	
Municipal securities		310		267	
Total due after 5 years through 10 years		41,490		37,982	4.28 %
Due after 10 years:					
U.S. agency residential mortgage-backed securities		266,282		223,276	
Mortgage-backed securities		59,283		53,496	
U.S. agency securities		55,612		44,430	
Other asset-backed securities		8,627		8,092	
Municipal securities		2,619		1,998	
Total due after 10 years		392,423		331,292	2.90 %
Total securities available for sale	$	3,492,264	$	3,452,648	6.81 %

(1) The weighted-average yield is computed using the average month-end amortized cost during the year ended December 31, 2024.

During 2024, the Company recognized proceeds of $30.1 million and gross realized gains of $114 thousand from sales of senior asset-backed securities related to Structured Program transactions. There were no sales of AFS securities during 2023 or 2022.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

5. Loans and Leases Held for Investment at Amortized Cost, Net of Allowance for Loan and Lease Losses

LendingClub records certain loans and leases HFI at amortized cost. Other HFI and all HFS loans are recorded at fair value with the Company's election of the fair value option. Accrued interest receivable is excluded from the amortized cost basis of loans and leases HFI and is reported within "Other assets" on the Balance Sheet. Net accrued interest receivable related to loans and leases HFI at amortized cost was $30.4 million and $32.2 million as of December 31, 2024 and 2023, respectively.

Loans and Leases Held for Investment at Amortized Cost

The Company defines its loans and leases HFI portfolio segments as (i) consumer and (ii) commercial. The following table presents the components of each portfolio segment by class of financing receivable:

	December 31, 2024	December 31, 2023
Unsecured personal	$ 3,106,472	$ 3,726,830
Residential mortgages	172,711	183,050
Secured consumer	230,232	250,039
Total consumer loans held for investment	3,509,415	4,159,919
Equipment finance [(1)]	64,232	110,992
Commercial real estate	373,785	380,322
Commercial and industrial	178,386	199,069
Total commercial loans and leases held for investment	616,403	690,383
Total loans and leases held for investment	4,125,818	4,850,302
Allowance for loan and lease losses	(236,734)	(310,387)
Loans and leases held for investment, net [(2)]	$ 3,889,084	$ 4,539,915

(1) Comprised of sales-type leases for equipment. See "*Note 18. Leases*" for additional information.

(2) As of December 31, 2024, the Company had $3.7 billion in loans pledged as collateral, comprised of $3.2 billion pledged under the FRB Discount Window and $456.4 million pledged to the FHLB of Des Moines. As of December 31, 2023, the Company had $4.0 billion in loans pledged as collateral, comprised of $3.5 billion pledged under the FRB Discount Window and $479.0 million pledged to the FHLB of Des Moines.

The following table presents the components of the allowance for loan and lease losses (ALLL):

	December 31, 2024	December 31, 2023
Gross allowance for loan and lease losses [(1)]	$ 285,686	$ 355,773
Recovery asset value [(2)]	(48,952)	(45,386)
Allowance for loan and lease losses	$ 236,734	$ 310,387

(1) Represents the allowance for future estimated net charge-offs on existing portfolio balances.

(2) Represents the negative allowance for expected recoveries of amounts previously charged-off.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

December 31, 2024	**Consumer**	**Commercial**	**Total**
Loans and leases held for investment	$ 3,509,415	$ 616,403	$ 4,125,818
Allowance for loan and lease losses	$ 212,598	$ 24,136	$ 236,734
Allowance ratio [(1)]	6.1 %	3.9 %	5.7 %
Gross allowance for loan and lease losses	$ 261,550	$ 24,136	$ 285,686
Gross allowance ratio [(1)]	7.5 %	3.9 %	6.9 %

December 31, 2023	**Consumer**	**Commercial**	**Total**
Loans and leases held for investment	$ 4,159,919	$ 690,383	$ 4,850,302
Allowance for loan and lease losses	$ 298,061	$ 12,326	$ 310,387
Allowance ratio [(1)]	7.2 %	1.8 %	6.4 %
Gross allowance for loan and lease losses	$ 343,447	$ 12,326	$ 355,773
Gross allowance ratio [(1)]	8.3 %	1.8 %	7.3 %

(1) Calculated as ALLL or gross ALLL, where applicable, to the corresponding portfolio segment balance of loans and leases held for investment at amortized cost.

The activity in the ACL by portfolio segment was as follows:

Year Ended December 31,	**2024**			**2023**			**2022**		
	Consumer	**Commercial**	**Total**	**Consumer**	**Commercial**	**Total**	**Consumer**	**Commercial**	**Total**
Allowance for loan and lease losses:									
Beginning of period	$ 298,061	$ 12,326	$ 310,387	$ 312,489	$ 15,363	$ 327,852	$ 128,812	$ 15,577	$ 144,389
Credit loss expense (benefit)	160,581	14,849	175,430	244,518	(948)	243,570	265,359	1,320	266,679
Charge-offs	(299,159)	(4,434)	(303,593)	(278,105)	(3,002)	(281,107)	(85,247)	(2,226)	(87,473)
Recoveries	53,115	1,395	54,510	19,159	913	20,072	3,565	692	4,257
End of period	$ 212,598	$ 24,136	$ 236,734	$ 298,061	$ 12,326	$ 310,387	$ 312,489	$ 15,363	$ 327,852
Reserve for unfunded lending commitments:									
Beginning of period	$ —	$ 1,873	$ 1,873	$ 18	$ 1,860	$ 1,878	$ —	$ 1,231	$ 1,231
Credit loss expense (benefit)	—	(690)	(690)	(18)	13	(5)	18	629	647
End of period [(1)]	$ —	$ 1,183	$ 1,183	$ —	$ 1,873	$ 1,873	$ 18	$ 1,860	$ 1,878

(1) Relates to $105.0 million, $78.1 million and $138.0 million of unfunded commitments as of December 31, 2024, 2023 and 2022, respectively.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The following table presents charge-offs by origination year for the year ended December 31, 2024:

	Gross Charge-Offs by Origination Year						
	2024	**2023**	**2022**	**2021**	**2020**	**Prior**	**Total**
Unsecured personal [1]	$ 6,796	$ 96,219	$ 147,062	$ 46,894	$ —	$ —	$ 296,971
Residential mortgages	—	—	—	—	—	—	—
Secured consumer	48	492	1,149	499	—	—	2,188
Total consumer loans held for investment	6,844	96,711	148,211	47,393	—	—	299,159
Equipment finance	—	—	—	—	—	—	—
Commercial real estate	—	—	—	—	—	—	—
Commercial and industrial	114	700	1,524	403	—	1,693	4,434
Total commercial loans and leases held for investment	114	700	1,524	403	—	1,693	4,434
Total loans and leases held for investment	$ 6,958	$ 97,411	$ 149,735	$ 47,796	$ —	$ 1,693	$ 303,593

(1) Unsecured personal loans are generally charged-off when a borrower is contractually 120 days past due.

Consumer Lending Credit Quality Indicators

The Company evaluates the credit quality of its consumer loan portfolio based on the aging status of the loan and by payment activity. Loan delinquency reporting is based upon borrower payment activity relative to the contractual terms of the loan. The following tables present the classes of financing receivables within the consumer portfolio segment by credit quality indicator based on delinquency status and origination year:

December 31, 2024	Term Loans and Leases by Origination Year						
	2024	**2023**	**2022**	**2021**	**2020**	**Prior**	**Total**
Unsecured personal							
Current	$ 1,347,685	$ 787,936	$ 762,223	$ 142,546	$ —	$ —	$ 3,040,390
30-59 days past due	4,981	7,344	8,952	2,253	—	—	23,530
60-89 days past due	2,448	6,933	7,920	1,992	—	—	19,293
90 or more days past due	2,364	7,920	8,853	2,250	—	—	21,387
Total unsecured personal [1]	1,357,478	810,133	787,948	149,041	—	—	3,104,600
Residential mortgages							
Current	—	—	45,828	52,679	28,176	45,789	172,472
30-59 days past due	—	—	—	—	—	151	151
60-89 days past due	—	—	—	—	—	88	88
90 or more days past due	—	—	—	—	—	—	—
Total residential mortgages	—	—	45,828	52,679	28,176	46,028	172,711
Secured consumer							
Current	79,161	78,081	56,766	10,573	—	2,372	226,953
30-59 days past due	98	824	1,199	221	—	—	2,342
60-89 days past due	11	147	338	104	—	—	600
90 or more days past due	36	157	99	45	—	—	337
Total secured consumer	79,306	79,209	58,402	10,943	—	2,372	230,232
Total consumer loans held for investment	**$ 1,436,784**	**$ 889,342**	**$ 892,178**	**$ 212,663**	**$ 28,176**	**$ 48,400**	**$ 3,507,543**

(1) Excludes cumulative basis adjustment for loans designated in fair value hedges under the portfolio layer method. As of December 31, 2024, the basis adjustment totaled $1.9 million and represents an increase to the amortized cost of the hedged loans. See "*Note 8. Derivative Instruments and Hedging Activities*" for additional information.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

December 31, 2023	Term Loans and Leases by Origination Year						
	2023	2022	2021	2020	2019	Prior	Total
Unsecured personal							
Current	$1,498,737	$1,688,512	$ 438,296	$ —	$ —	$ —	$ 3,625,545
30-59 days past due	9,034	17,017	6,665	—	—	—	32,716
60-89 days past due	7,767	15,538	6,251	—	—	—	29,556
90 or more days past due	6,924	16,564	6,644	—	—	—	30,132
Total unsecured personal (1)	1,522,462	1,737,631	457,856	—	—	—	3,717,949
Residential mortgages							
Current	53	48,473	54,855	29,960	18,917	29,041	181,299
30-59 days past due	—	—	—	—	1,331	420	1,751
60-89 days past due	—	—	—	—	—	—	—
90 or more days past due	—	—	—	—	—	—	—
Total residential mortgages	53	48,473	54,855	29,960	20,248	29,461	183,050
Secured consumer							
Current	125,618	97,084	21,949	—	2,460	—	247,111
30-59 days past due	364	1,295	417	—	—	—	2,076
60-89 days past due	94	373	168	—	—	—	635
90 or more days past due	—	153	64	—	—	—	217
Total secured consumer	126,076	98,905	22,598	—	2,460	—	250,039
Total consumer loans held for investment	**$1,648,591**	**$1,885,009**	**$ 535,309**	**$ 29,960**	**$ 22,708**	**$ 29,461**	**$ 4,151,038**

(1) Excludes cumulative basis adjustment for loans designated in fair value hedges under the portfolio layer method. As of December 31, 2023, the basis adjustment totaled $8.9 million and represents an increase to the amortized cost of the hedged loans. See "*Note 8. Derivative Instruments and Hedging Activities*" for additional information.

Commercial Lending Credit Quality Indicators

The Company evaluates the credit quality of its commercial loan portfolio based on regulatory risk ratings. The Company categorizes loans and leases into risk ratings based on relevant information about the quality and realizable value of collateral, if any, and the ability of obligors to service their debts, such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans and leases individually by classifying the loans and leases based on their associated credit risk and performs this analysis whenever credit is extended, renewed or modified, or when an observable event occurs indicating a potential decline in credit quality, and no less than annually for large balance loans. Risk rating classifications consist of the following:

Pass – Loans and leases that the Company believes will fully repay in accordance with the contractual loan terms.

Special Mention – Loans and leases with a potential weakness that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or the Company's credit position at some future date.

Substandard – Loans and leases that are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans and leases so classified have a well-defined weakness or weaknesses that jeopardize the repayment and liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Normal payment from the borrower is in jeopardy, although loss of principal, while still possible, is not imminent.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Doubtful – Loans and leases that have all the weaknesses inherent in those classified as Substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions, and values, highly questionable and improbable.

Loss – Loans and leases that are considered uncollectible and of little value.

The following tables present the classes of financing receivables within the commercial portfolio segment by risk rating and origination year:

December 31, 2024	**Term Loans and Leases by Origination Year**							
	2024	**2023**	**2022**	**2021**	**2020**	**Prior**	**Total**	**Guaranteed Amount (1)**
Equipment finance								
Pass	$ —	$ 1,519	$ 32,544	$ 7,790	$ 9,101	$ 6,643	$ 57,597	$ —
Special mention	—	—	335	602	—	—	937	—
Substandard	—	—	776	4,922	—	—	5,698	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total equipment finance	—	1,519	33,655	13,314	9,101	6,643	64,232	—
Commercial real estate								
Pass	22,847	67,692	89,903	21,174	27,947	106,060	335,623	31,499
Special mention	—	—	—	—	252	6,276	6,528	—
Substandard	—	—	2,430	8,441	7,987	10,791	29,649	8,940
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	1,121	271	—	593	1,985	1,543
Total commercial real estate	22,847	67,692	93,454	29,886	36,186	123,720	373,785	41,982
Commercial and industrial								
Pass	28,030	29,186	31,697	27,474	5,503	12,678	134,568	85,269
Special mention	635	—	5,165	2,652	76	—	8,528	7,065
Substandard	—	4,071	13,110	2,311	1,399	1,670	22,561	14,879
Doubtful	—	—	3,279	1,477	506	285	5,547	4,671
Loss	282	2,094	4,224	568	—	14	7,182	7,182
Total commercial and industrial	28,947	35,351	57,475	34,482	7,484	14,647	178,386	119,066
Total commercial loans and leases held for investment	**$ 51,794**	**$ 104,562**	**$ 184,584**	**$ 77,682**	**$ 52,771**	**$ 145,010**	**$ 616,403**	**$ 161,048**

(1) Represents loan balances guaranteed by the Small Business Association (SBA).

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

December 31, 2023	**Term Loans and Leases by Origination Year**							
	2023	**2022**	**2021**	**2020**	**2019**	**Prior**	**Total**	**Guaranteed Amount** [(1)]
Equipment finance								
Pass	$ 2,945	$ 33,430	$ 26,311	$ 7,754	$ 9,411	$ 6,288	$ 86,139	$ —
Special mention	—	15,235	1,962	5,873	1,335	—	24,405	—
Substandard	—	—	—	448	—	—	448	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total equipment finance	2,945	48,665	28,273	14,075	10,746	6,288	110,992	—
Commercial real estate								
Pass	49,067	94,247	34,535	43,058	52,160	78,062	351,129	33,423
Special mention	—	—	—	—	—	13,706	13,706	—
Substandard	—	3,598	7,716	—	—	2,139	13,453	9,425
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	1,515	—	—	519	2,034	1,471
Total commercial real estate	49,067	97,845	43,766	43,058	52,160	94,426	380,322	44,319
Commercial and industrial								
Pass	40,636	60,352	39,304	9,525	10,282	11,626	171,725	104,928
Special mention	—	10,881	1,532	729	137	444	13,723	9,384
Substandard	—	2,304	5,426	673	1,045	1,434	10,882	6,908
Doubtful	—	649	—	548	—	286	1,483	1,214
Loss	—	—	—	—	—	1,256	1,256	1,229
Total commercial and industrial	40,636	74,186	46,262	11,475	11,464	15,046	199,069	123,663
Total commercial loans and leases held for investment	**$ 92,648**	**$ 220,696**	**$ 118,301**	**$ 68,608**	**$ 74,370**	**$ 115,760**	**$ 690,383**	**$ 167,982**

(1) Represents loan balances guaranteed by the SBA.

The following tables present an analysis of the past due loans and leases HFI at amortized cost within the commercial portfolio segment:

December 31, 2024	**30-59 Days**	**60-89 Days**	**90 or More Days**	**Total Days Past Due**	**Guaranteed Amount** [(1)]
Equipment finance	$ 67	$ —	$ 4,551	$ 4,618	$ —
Commercial real estate	8,320	483	9,731	18,534	8,456
Commercial and industrial	6,257	1,182	15,971	23,410	18,512
Total commercial loans and leases held for investment	$ 14,644	$ 1,665	$ 30,253	$ 46,562	$ 26,968

December 31, 2023	**30-59 Days**	**60-89 Days**	**90 or More Days**	**Total Days Past Due**	**Guaranteed Amount** [(1)]
Equipment finance	$ 1,265	$ —	$ —	$ 1,265	$ —
Commercial real estate	—	3,566	1,618	5,184	4,047
Commercial and industrial	12,261	1,632	1,515	15,408	11,260
Total commercial loans and leases held for investment	$ 13,526	$ 5,198	$ 3,133	$ 21,857	$ 15,307

(1) Represents loan balances guaranteed by the SBA.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Loan Modifications

On January 1, 2023, we adopted ASU 2022-02, *Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures* on a prospective basis. As such, the 2022 comparative period is not presented in the tables below.

The Company has loan modification programs to assist borrowers experiencing financial difficulty and to mitigate losses and maximize collections for loans serviced by the Company. The table below presents the amortized cost of loans that were modified during the periods presented, by modification type:

Year Ended December 31,	**2024**	**2023**
Short-term payment reduction	$ 26,421	$ 4,867
Permanent loan modification	5,874	3,659
Debt settlement	5,631	7,350
Total loan modifications – unsecured personal loans	$ 37,926	$ 15,876
% of unsecured personal loans at amortized cost as of period end	1.2 %	0.4 %

The Company expanded its digital channels to enable borrowers experiencing financial difficulty to qualify for a short-term payment reduction modification program. Under this program, borrowers may receive a temporary payment reduction for three months. If the borrower meets the temporary payment reduction requirements during the first three-month term, they may qualify for a payment reduction for an additional three months. Receiving an additional three months of payment reduction is considered an other-than-insignificant payment delay and becomes a short-term payment reduction modification. The short-term payment reduction modification results in a term extension of five to eight months compared to the original maturity date of the loan and does not include any principal or interest forgiveness. At the time of receiving a payment reduction, a delinquent loan resets to current status. However, if a borrower fails to comply with the modified terms, the delinquency status returns to the original contractual terms of the loan. Borrowers who were in their first three months of temporary payment reduction had a total of $14.5 million of loan balances at amortized cost outstanding as of December 31, 2024, and may subsequently be eligible for a short-term payment reduction modification.

Permanent loan modifications include both a reduction in contractual interest rates and an extension to the contractual maturity date of up to twelve months and do not include any principal forgiveness. To qualify for this modification, borrowers must meet the Company's debt-to-income ratio requirements. During the years ended December 31, 2024 and 2023, the weighted-average interest rate reduction under this program was approximately 8.0% and 9.2%, respectively. The weighted-average maturity date extension was approximately twelve months for all periods.

Debt settlement modifications, which include engaging with third-party debt settlement companies, reduce the principal and interest amounts owed by borrowers. The Company typically charges-off such loans within a few months following the modification, as payments under the modified agreement are less than the original contractual amounts.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The following table presents the delinquency status of the amortized cost of loan modifications as of the periods presented below that were modified during the preceding twelve months:

	December 31, 2024			December 31, 2023		
	Short-term Payment Reduction	Permanent Loan Modification	Debt Settlement	Short-term Payment Reduction	Permanent Loan Modification	Debt Settlement
Unsecured personal loans						
Current	$ 21,471	$ 5,285	$ 43	$ 4,533	$ 3,208	$ 70
30-59 days	1,851	247	19	149	199	85
60-89 days	1,462	159	811	105	67	669
90 or more days	1,637	183	4,758	80	185	6,526
Total loan modifications	$ 26,421	$ 5,874	$ 5,631	$ 4,867	$ 3,659	$ 7,350

A modified loan is generally charged-off in the event of a borrower defaulting at 120 days past due. The table below presents the total amount of charge-offs during the period for loan modifications that were entered into within the preceding twelve months of charge-off:

Year Ended December 31,	2024	2023
Short-term payment reduction	$ 7,945	$ 224
Permanent loan modification	2,136	308
Debt settlement	72,845	53,111
Total loan modifications – unsecured personal loans	$ 82,926	$ 53,643

Nonaccrual Assets

Nonaccrual loans and leases are those for which accrual of interest has been suspended. Loans and leases are generally placed on nonaccrual status when contractually past due 90 days or more, or earlier if management believes that the probability of collection does not warrant further accrual.

Certain loans on nonaccrual status may be considered collateral-dependent loans if the borrower is experiencing financial difficulty and repayment of the loan is expected to be substantially through sale of the collateral. Such loans are secured by various types of collateral, including real estate, auto, equipment, among others. Expected credit losses for the Company's collateral-dependent loans are calculated as the difference between the amortized cost basis and the fair value of the underlying collateral less costs to sell, if applicable. The fair value of the underlying collateral is generally based on third-party appraisals, which are updated on a case-by-case basis.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The following table presents nonaccrual loans and leases:

Year Ended December 31,	2024		2023	
	Nonaccrual	Nonaccrual with no related ACL[(1)]	Nonaccrual	Nonaccrual with no related ACL[(1)]
Unsecured personal	$ 21,387	$ —	$ 30,132	$ —
Residential mortgages	295	295	312	312
Secured consumer	337	—	217	—
Total nonaccrual consumer loans held for investment	22,019	295	30,661	312
Equipment finance	4,516	—	—	—
Commercial real estate	18,280	5,345	9,663	2,187
Commercial and industrial	27,489	7,501	4,058	1,590
Total nonaccrual commercial loans and leases held for investment [(2)]	50,285	12,846	13,721	3,777
Total nonaccrual loans and leases held for investment	$ 72,304	$ 13,141	$ 44,382	$ 4,089

(1) Subset of total nonaccrual loans and leases.

(2) Includes $31.2 million and $10.4 million in loan balances guaranteed by the SBA as of December 31, 2024 and 2023, respectively.

Year Ended December 31,	2024		2023	
	Nonaccrual	Nonaccrual Ratios[(1)]	Nonaccrual	Nonaccrual Ratios[(1)]
Total nonaccrual consumer loans held for investment	$ 22,019	0.6 %	$ 30,661	0.7 %
Total nonaccrual commercial loans and leases held for investment	50,285	8.2 %	13,721	2.0 %
Total nonaccrual loans and leases held for investment	$ 72,304	1.8 %	$ 44,382	0.9 %

(1) Calculated as the ratio of non-accruing loans and leases to loans and leases HFI at amortized cost.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

6. Securitizations and Variable Interest Entities

The following table presents the classifications of assets and liabilities on the Company's Balance Sheet for its transactions with VIEs, which include Structured Program transactions. The Company also has various forms of involvement with VIEs, including servicing loans and holding senior asset-backed securities or subordinated interests in the VIEs. Additionally, the carrying amount of assets and liabilities in the table below excludes intercompany balances that were eliminated in consolidation.

	December 31, 2024			December 31, 2023		
	Consolidated	**Unconsolidated**	**Total**	**Consolidated**	**Unconsolidated**	**Total**
Assets						
Restricted cash	$ —	$ —	$ —	$ 3,454	$ —	$ 3,454
Securities available for sale at fair value	—	3,069,771	3,069,771	—	1,249,796	1,249,796
Loans held for investment at fair value [(1)]	—	—	—	970	—	970
Other assets	—	46,269	46,269	14	31,531	31,545
Total assets	$ —	$ 3,116,040	$ 3,116,040	$ 4,438	$ 1,281,327	$ 1,285,765
Liabilities						
Borrowings [(1)]	—	—	—	2,888	—	2,888
Other liabilities	—	6,313	6,313	4	3,301	3,305
Total liabilities	$ —	$ 6,313	$ 6,313	$ 2,892	$ 3,301	$ 6,193
Total net assets (maximum loss exposure)	$ —	$ 3,109,727	$ 3,109,727	$ 1,546	$ 1,278,026	$ 1,279,572

(1) Prior period amounts have been reclassified to conform to the current period presentation.

The maximum loss exposure shown in the table above represents the estimated loss that would be incurred under severe, hypothetical circumstances, for which the Company believes the possibility is extremely remote, such as where the value of interests and any associated collateral declines to zero. Accordingly, this required disclosure is not an indication of expected losses.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The following table summarizes activity related to unconsolidated VIEs where the transfers were accounted for as a sale on the Company's financial statements:

December 31,	2024	2023	2022
Fair value of consideration received:			
Cash	$ 394,205	$ 172,397	$ 5,320
Net securities retained from Structured Program transactions	2,711,693	1,299,313	2,180
Other assets (liabilities), net	35,877	16,740	(3,794)
Total consideration	3,141,775	1,488,450	3,706
Fair value of loans sold	(3,079,628)	(1,474,077)	(39,519)
Sale of senior securities related to Structured Program transactions	(30,000)	—	—
Deconsolidation of debt	880	—	36,072
Principal derecognized from loans securitized or sold	(737)	—	—
Gain on sales of loans and securities [(1)]	$ 32,290	$ 14,373	$ 259
Cash proceeds from continuing involvement:			
Servicing and other administrative fees	$ 27,047	$ 5,475	$ 8,618
Interest received on securities retained from Structured Program transactions	$ 164,807	$ 22,786	$ 7,285

(1) Consists primarily of servicing assets recognized at the time of sale, less any transaction costs, and excludes origination fees and fair value adjustments recognized prior to the sale. Prior period amounts have been reclassified to conform to the current period presentation.

In 2023, the Company resumed its Structured Program transactions with its newly launched Structured Certificates. In this structure, the Company has primarily retained (but may sell) the senior securities at a fixed rate, along with the amount required pursuant to the U.S. Risk Retention Rules, and sells the residual certificates to marketplace investors. There is no direct recourse to the Company's assets and holders of the securities can look only to those assets of the VIEs that issued those securities. The residual certificates are subject principally to the credit and prepayment risk stemming from the underlying pool of unsecured personal loans. See "*Note 4. Securities Available for Sale*" for additional information related to these securities.

As of December 31, 2024, the aggregate unpaid principal balance held by unconsolidated VIEs was $3.5 billion, of which $44.7 million was attributable to off-balance sheet loans that were 30 days or more past due. As of December 31, 2023, the aggregate unpaid principal balance held by unconsolidated VIEs was $1.6 billion, of which $9.5 million was attributable to off-balance sheet loans that were 30 days or more past due. For such loans, the Company would only experience a loss if it was required to repurchase a loan due to a breach in representations and warranties associated with its loan sale or servicing contracts.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

7. Fair Value Measurements

For a description of the fair value hierarchy and the Company's fair value methodologies, see "*Note 1. Summary of Significant Accounting Policies.*" The Company records certain assets and liabilities at fair value as listed in the following tables.

Recurring Fair Value Measurements

The following tables present, by level within the fair value hierarchy, the Company's assets and liabilities measured at fair value on a recurring basis:

December 31, 2024	Level 1	Level 2	Level 3	Balance at Fair Value
Assets:				
Loans held for sale at fair value	$ —	$ —	$ 636,352	$ 636,352
Loans held for investment at fair value	—	—	1,027,798	1,027,798
Securities available for sale:				
Senior asset-backed securities related to Structured Program transactions	—	—	2,899,824	2,899,824
U.S. agency residential mortgage-backed securities	—	226,925	—	226,925
Other asset-backed securities related to Structured Program transactions	—	—	169,948	169,948
U.S. agency securities	—	75,946	—	75,946
Mortgage-backed securities	—	56,674	—	56,674
Other asset-backed securities	—	20,792	—	20,792
Municipal securities	—	2,539	—	2,539
Total securities available for sale	—	382,876	3,069,772	3,452,648
Servicing assets	—	—	60,697	60,697
Other assets	—	5,820	—	5,820
Total assets	$ —	$ 388,696	$ 4,794,619	$ 5,183,315
Liabilities:				
Other liabilities	$ —	$ 5,019	$ 11,799	$ 16,818
Total liabilities	$ —	$ 5,019	$ 11,799	$ 16,818

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

December 31, 2023	Level 1	Level 2	Level 3	Balance at Fair Value
Assets:				
Loans held for sale at fair value	$ —	$ —	$ 407,773	$ 407,773
Loans held for investment at fair value [1]	—	—	272,678	272,678
Securities available for sale:				
Senior asset-backed securities related to Structured Program transactions	—	—	1,176,403	1,176,403
U.S. agency residential mortgage-backed securities	—	224,596	—	224,596
U.S. agency securities	—	80,104	—	80,104
Other asset-backed securities related to Structured Program transactions	—	—	73,393	73,393
Mortgage-backed securities	—	37,076	—	37,076
Other asset-backed securities	—	26,101	—	26,101
Municipal securities	—	2,589	—	2,589
Total securities available for sale	—	370,466	1,249,796	1,620,262
Servicing assets	—	—	77,680	77,680
Other assets	—	3,525	—	3,525
Total assets	$ —	$ 373,991	$ 2,007,927	$ 2,381,918
Liabilities:				
Borrowings [1]	$ —	$ —	$ 12,956	$ 12,956
Other liabilities	—	12,072	7,655	19,727
Total liabilities	$ —	$ 12,072	$ 20,611	$ 32,683

(1) Prior period amounts have been reclassified to conform to the current period presentation.

Financial instruments are categorized in the valuation hierarchy based on the significance of observable or unobservable factors in the overall fair value measurement. For the financial instruments listed in the tables above that do not trade in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of these assets and liabilities. The Company primarily uses a DCF model to estimate the fair value of Level 3 instruments based on the present value of estimated future cash flows. This model uses inputs that are inherently judgmental and reflect the Company's best estimates of the assumptions a market participant would use to calculate fair value. The Company did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2024 or 2023.

The following significant unobservable inputs, as applicable, were used in the fair value measurement of the Company's Level 3 assets:

- *Discount rate* – The weighted-average rate at which the expected cash flows are discounted to arrive at the net present value of the loan. The discount rate is primarily determined based on marketplace investor return expectations.
- *Annualized net charge-off rate* – The annualized rate of average charge-offs, net of recoveries, expressed as a percentage of the average principal balance of loan pools with similar risk characteristics. The calculation of this annualized rate also incorporates a qualitative estimate of credit losses based on the Company's current macroeconomic outlook.
- *Annualized prepayment rate* – The annualized rate of prepayments expressed as a percentage of the average principal balance of loan pools with similar risk characteristics.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

An increase in each of the inputs above, in isolation, would result in a decrease in the fair value measurement.

The sensitivity calculations are hypothetical and should not be considered to be predictive of future performance. The effect on fair value of a variation in assumptions generally cannot be determined because the relationship of the change in assumptions to the fair value may not be linear. Changes in one factor may lead to changes in other factors, which could impact the hypothetical results.

Loans Held for Sale at Fair Value

Significant Unobservable Inputs

The following significant unobservable inputs were used in the fair value measurement of loans HFS:

	December 31, 2024			December 31, 2023		
	Minimum	Maximum	Weighted-Average	Minimum	Maximum	Weighted-Average
Discount rate	7.1 %	11.9 %	7.9 %	8.1 %	10.3 %	9.0 %
Annualized net charge-off rate [(1)]	1.8 %	21.2 %	5.4 %	2.7 %	12.9 %	6.5 %
Annualized prepayment rate [(1)]	15.0 %	27.6 %	20.4 %	15.7 %	22.5 %	19.9 %

(1) The weighted-average rate is calculated using the original principal balance of each loan pool.

Fair Value Sensitivity

The sensitivity of loans HFS at fair value to adverse changes in key assumptions was as follows:

	December 31, 2024	December 31, 2023
Loans held for sale at fair value	$ 636,352	$ 407,773
Expected remaining weighted-average life (in years)	1.4	1.5
Discount rate:		
100 basis point increase	$ (7,663)	$ (5,093)
200 basis point increase	$ (15,174)	$ (10,051)
Annualized net charge-off rate:		
10% increase	$ (6,436)	$ (5,102)
20% increase	$ (12,937)	$ (10,184)
Annualized prepayment rate:		
10% increase	$ (1,274)	$ (851)
20% increase	$ (2,444)	$ (1,628)

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Fair Value Reconciliation

The following table presents loans HFS at fair value activity:

Year Ended December 31,	2024	2023
Fair value at beginning of period	$ 407,773	$ 110,400
Originations and purchases	5,194,160	4,942,457
Sales	(4,576,779)	(4,634,155)
Principal payments	(231,624)	(70,350)
Transfers from loans held for investment	—	195,106
Realized charge-offs, net of recoveries, recorded in earnings	(20,336)	(13,597)
Fair value adjustments recorded in earnings	(136,842)	(122,088)
Fair value at end of period	$ 636,352	$ 407,773

The following table summarizes the aggregate fair value of the Company's HFS loans, as well as the amount that was 90 days or more past due:

	December 31, 2024		December 31, 2023	
	Total	90 or more days past due	Total	90 or more days past due
Aggregate unpaid principal balance	$ 657,984	$ 3,719	$ 431,955	$ 1,395
Cumulative fair value adjustments	(21,632)	(3,012)	(24,182)	(1,102)
Fair value of loans held for sale	$ 636,352	$ 707	$ 407,773	$ 293

Loans Held for Investment at Fair Value

Loans HFI at fair value consists primarily of a loan portfolio that was purchased with a $1.3 billion outstanding principal balance during the third quarter of 2024. This portfolio consisted of loans that the Company previously originated and sold. Due to the short remaining duration of the acquired loan portfolio, the Company has elected to account for the HFI loan portfolio under the fair value option.

The tables presented below for the 2023 comparative period exclude retail and certificate loans held for investment at fair value, which totaled $10.5 million at December 31, 2023. The Company did not assume principal or interest rate risk on such loans that were funded by its member payment-dependent self-directed retail program (Retail Program) because loan balances, interest rates and maturities were matched and offset by an equal balance of notes with the exact same interest rates and maturities. As of December 31, 2024, there were no remaining retail and certificate loans held for investment at fair value.

Significant Unobservable Inputs

The following significant unobservable inputs were used in the fair value measurement of loans HFI:

	December 31, 2024			December 31, 2023		
	Minimum	Maximum	Weighted-Average	Minimum	Maximum	Weighted-Average
Discount rate	7.2 %	21.8 %	10.5 %	8.4 %	16.2 %	12.8 %
Annualized net charge-off rate [(1)]	3.0 %	20.2 %	6.6 %	1.9 %	5.9 %	3.7 %
Annualized prepayment rate [(1)]	15.6 %	21.4 %	19.3 %	18.6 %	27.7 %	22.6 %

(1) The weighted-average rate is calculated using the original principal balance of each loan pool.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Fair Value Sensitivity

The sensitivity of loans HFI at fair value to adverse changes in key assumptions was as follows:

	December 31, 2024	December 31, 2023
Loans held for investment at fair value	$ 1,027,798	$ 262,190
Expected remaining weighted-average life (in years)	0.9	0.9
Discount rate:		
100 basis point increase	$ (7,832)	$ (1,957)
200 basis point increase	$ (15,557)	$ (3,888)
Annualized net charge-off rate:		
10% increase	$ (11,821)	$ (1,753)
20% increase	$ (25,428)	$ (3,595)
Annualized prepayment rate:		
10% increase	$ (4,813)	$ (857)
20% increase	$ (9,854)	$ (1,675)

Fair Value Reconciliation

The following table presents loans HFI at fair value activity:

Year Ended December 31,	2024	2023
Fair value at beginning of period	$ 262,190	$ 925,938
Purchases	1,396,223	4,243
Principal payments	(618,472)	(485,043)
Transfers to loans held for sale	—	(195,106)
Interest income accretion and fair value adjustments recorded in earnings	(12,143)	12,158
Fair value at end of period	$ 1,027,798	$ 262,190

The following table summarizes the aggregate fair value of the Company's HFI loans held at fair value, as well as the amount that was 90 days or more past due:

	December 31, 2024		December 31, 2023	
	Total	90 or more days past due	Total	90 or more days past due
Aggregate unpaid principal balance	$ 1,097,511	$ 14,616	$ 281,031	$ 3,774
Cumulative fair value adjustments	(69,713)	(11,836)	(18,841)	(3,037)
Fair value of loans held for investment	$ 1,027,798	$ 2,780	$ 262,190	$ 737

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Asset-Backed Securities Related to Structured Program Transactions

Senior Asset-Backed Securities Related to Structured Program Transactions

Significant Unobservable Inputs

The following significant unobservable input, which includes credit spreads, was used in the fair value measurement of senior asset-backed securities related to Structured Program transactions:

	December 31, 2024			December 31, 2023		
	Minimum	Maximum	Weighted-Average	Minimum	Maximum	Weighted-Average
Discount rate	6.0 %	6.0 %	6.0 %	7.0 %	7.0 %	7.0 %

Fair Value Sensitivity

The sensitivity in the fair value of senior asset-backed securities related to Structured Program transactions to adverse changes in key assumptions was as follows:

	December 31, 2024	December 31, 2023
Fair value of interests held	$ 2,899,824	$ 1,176,403
Expected remaining weighted-average life (in years)	1.2	1.5
Discount rate:		
100 basis point increase	$ (37,315)	$ (18,016)
200 basis point increase	$ (74,630)	$ (36,033)

Fair Value Reconciliation

The following table presents senior asset-backed securities related to Structured Program transactions activity:

Year Ended December 31,	2024	2023
Fair value at beginning of period	$ 1,176,403	$ —
Additions	2,558,003	1,225,796
Sales	(30,114)	—
Cash received	(823,331)	(60,283)
Change in unrealized gain	18,863	10,890
Fair value at end of period	$ 2,899,824	$ 1,176,403

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Other Asset-Backed Securities Related to Structured Program Transactions

Significant Unobservable Inputs

The following significant unobservable inputs were used in the fair value measurement of other asset-backed securities related to Structured Program transactions:

	December 31, 2024			December 31, 2023		
	Minimum	Maximum	Weighted-Average	Minimum	Maximum	Weighted-Average
Discount rate	7.1 %	11.0 %	7.9 %	8.1 %	10.3 %	9.0 %
Annualized net charge-off rate [1]	3.4 %	7.4 %	5.0 %	4.9 %	5.9 %	5.5 %
Annualized prepayment rate [1]	18.7 %	20.9 %	20.5 %	19.2 %	21.0 %	20.1 %

(1) The weighted-average rate is calculated using the original principal balance of each security.

Fair Value Sensitivity

The sensitivity in the fair value of other asset-backed securities related to Structured Program transactions to adverse changes in key assumptions was as follows:

	December 31, 2024	December 31, 2023
Fair value of interests held	$ 169,948	$ 73,393
Expected remaining weighted-average life (in years)	1.3	1.5
Discount rate:		
100 basis point increase	$ (1,909)	$ (927)
200 basis point increase	$ (3,783)	$ (1,836)
Annualized net charge-off rate:		
10% increase	$ (1,778)	$ (882)
20% increase	$ (3,567)	$ (1,771)
Annualized prepayment rate:		
10% increase	$ (432)	$ (203)
20% increase	$ (835)	$ (430)

Fair Value Reconciliation

The following table presents other asset-backed securities related to Structured Program transactions activity:

Year Ended December 31,	**2024**	**2023**
Fair value at beginning of period	$ 73,393	$ 12,469
Additions	153,690	73,516
Cash received	(53,219)	(12,634)
Credit loss expense for securities available for sale	(3,217)	—
Change in unrealized gain (loss)	(699)	42
Fair value at end of period	$ 169,948	$ 73,393

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Servicing Assets

Significant Unobservable Inputs

The following significant unobservable inputs were used in the fair value measurement for servicing assets related to loans sold to investors:

	December 31, 2024			December 31, 2023		
	Minimum	**Maximum**	**Weighted-Average**	**Minimum**	**Maximum**	**Weighted-Average**
Discount rate	8.7 %	17.3 %	10.8 %	8.7 %	17.3 %	11.3 %
Annualized net charge-off rate [1]	1.8 %	21.2 %	8.2 %	1.9 %	24.0 %	8.7 %
Annualized prepayment rate [1]	14.8 %	27.5 %	20.0 %	15.6 %	25.7 %	20.3 %
Market servicing rate [2]	0.62 %	0.62 %	0.62 %	0.62 %	0.62 %	0.62 %

(1) The weighted-average rate is calculated using the original principal balance of each loan pool.

(2) The fees a willing market participant would require for the servicing of loans with similar characteristics as those in the Company's serviced portfolio.

Fair Value Sensitivity

The sensitivity of the fair value of servicing assets to adverse changes in key assumptions was as follows:

	December 31, 2024	December 31, 2023
Fair value of servicing assets	$ 60,697	$ 77,680
Expected remaining weighted-average life (in years)	1.2	1.2
Discount rate:		
100 basis point increase	$ (519)	$ (675)
200 basis point increase	$ (1,038)	$ (1,349)
Annualized net charge-off rate:		
10% increase	$ (551)	$ (878)
20% increase	$ (1,102)	$ (1,756)
Annualized prepayment rate:		
10% increase	$ (1,359)	$ (1,550)
20% increase	$ (2,718)	$ (3,100)

The Company's selection of the most representative market servicing rates for servicing assets is inherently judgmental. The Company reviews third-party servicing rates for its loans, loans in similar credit sectors, and market servicing benchmarking analyses provided by third-party valuation firms, when available. The table below shows the impact on the estimated fair value of servicing assets, calculated using different market servicing rate assumptions:

	December 31, 2024	December 31, 2023
Weighted-average market servicing rate assumptions	0.62 %	0.62 %
Change in fair value from:		
Market servicing rate increase by 0.10%	$ (6,940)	$ (8,719)
Market servicing rate decrease by 0.10%	$ 6,940	$ 8,719

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Fair Value Reconciliation

The following table presents servicing assets activity:

Year Ended December 31,	2024	2023
Fair value at beginning of period	$ 77,680	$ 84,308
Issuances [1]	58,396	56,032
Change in fair value, included in Marketplace Revenue	(75,359)	(62,581)
Other net changes	(20)	(79)
Fair value at end of period	$ 60,697	$ 77,680

(1) Represents the servicing assets recorded when the loans are sold. Included in "Gain on sales of loans" within "Marketplace revenue" on the Income Statement.

Financial Instruments Not Recorded at Fair Value

The following tables present the carrying amount and estimated fair values, by level within the fair value hierarchy, of the Company's assets and liabilities that are not recorded at fair value on a recurring basis:

December 31, 2024	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Assets:					
Loans and leases held for investment, net	$3,889,084	$ —	$ —	$ 4,051,497	$ 4,051,497
Other assets	40,466	—	40,143	661	40,804
Total assets	$ 3,929,550	$ —	$ 40,143	$ 4,052,158	$ 4,092,301
Liabilities:					
Deposits [1]	$ 2,294,214	$ —	$ —	$ 2,306,373	$ 2,306,373
Other liabilities	44,801	—	22,833	21,968	44,801
Total liabilities	$ 2,339,015	$ —	$ 22,833	$ 2,328,341	$ 2,351,174

December 31, 2023	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Assets:					
Loans and leases held for investment, net	$ 4,539,915	$ —	$ —	$ 4,675,354	$ 4,675,354
Other assets	37,605	—	36,884	1,017	37,901
Total assets	$ 4,577,520	$ —	$ 36,884	$ 4,676,371	$ 4,713,255
Liabilities:					
Deposits [1]	$ 1,714,889	$ —	$ —	$ 1,714,203	$ 1,714,203
Borrowings	6,398	—	—	6,398	6,398
Other liabilities	59,015	—	36,823	22,192	59,015
Total liabilities	$ 1,780,302	$ —	$ 36,823	$ 1,742,793	$ 1,779,616

(1) Excludes deposit liabilities with no defined or contractual maturities.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

8. Derivative Instruments and Hedging Activities

In 2023, the Company started using derivative instruments, including interest rate swaps and interest rate caps, to manage exposure to interest rate risk associated with its fixed-rate assets. In addition, the Company provides credit support agreements to a limited number of strategic investors which are accounted for as credit derivative liabilities.

Derivatives Not Designated as Accounting Hedges

The table below presents the notional and gross fair value amounts of the Company's derivatives that are not designated as accounting hedges:

	December 31, 2024			December 31, 2023	
	Notional	Derivative Asset [1]	Derivative Liability [1]	Notional	Derivative Liability [1]
Credit derivatives [2]	$ 12,484	$ —	$ (10,930)	$ 7,307	$ (6,372)
Interest rate caps	200,000	72	—	—	—
Total	$ 212,484	$ 72	$ (10,930)	$ 7,307	$ (6,372)

(1) Recorded in "Other assets" or "Other liabilities," as applicable, on the Balance Sheet and in "Operating activities" on the Statement of Cash Flows.

(2) Represent credit support agreements related to loan sales, whereby the Company is obligated to make payments to a limited number of strategic investors approximately 18 months after sale if credit losses exceed certain initial agreed-upon thresholds, subject to a maximum dollar amount. The notional amount represents the Company's maximum dollar exposure. The fair value of the credit derivatives is based on the combined impact of both the quantitative and qualitative credit loss forecast.

The table below presents the losses recognized on the Company's derivatives that are not designated as accounting hedges:

Year Ended December 31,	2024	2023
Credit derivatives [1]	$ (4,558)	$ (6,372)
Interest rate caps [2]	(394)	—
Total losses	$ (4,952)	$ (6,372)

(1) The initial fair value of the credit derivative liabilities is recorded in "Gain on sales of loans" with changes in the fair value recorded in "Net fair value adjustments," both within "Marketplace revenue" on the Income Statement.

(2) Changes in the fair value of the interest rate cap are recorded in "Net fair value adjustments" within "Marketplace revenue" on the Income Statement.

Derivatives Designated as Accounting Hedges

The Company is exposed to changes in the fair value of its fixed-rate assets due to changes in benchmark interest rates. The Company entered into interest rate swaps to manage its exposure to changes in fair value of these assets attributable to changes in the Secured Overnight Financing Rate (SOFR). The interest rate swaps qualify as fair value hedges and involve the payment of fixed-rate amounts to a counterparty in exchange for the receipt of variable-rate payments over the life of the agreements.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The table below presents the notional and gross fair value amounts of the Company's interest rate swaps used for hedging:

	December 31, 2024			December 31, 2023	
	Notional	Derivative Asset [1]	Derivative Liability [1]	Notional	Derivative Liability [1]
Unsecured personal loans	$ 1,075,000	$ 1,323	$ (2,976)	$ 1,500,000	$ (8,547)
Securities available for sale	225,000	2,382	—	—	—
Total interest rate swaps	$ 1,300,000	$ 3,705	$ (2,976)	$ 1,500,000	$ (8,547)

(1) Recorded in "Other assets" or "Other liabilities," as applicable, on the Balance Sheet and in "Operating activities" on the Statement of Cash Flows.

The following table summarizes the gains (losses) recognized on the Company's fair value hedges:

Year Ended December 31,	2024	2023
Unsecured personal loans:		
Hedged item	$ (7,009)	$ 8,881
Derivatives used for hedging	6,894	(8,547)
Interest settlement on derivative [1]	4,539	2,514
Total gain on hedged unsecured personal loans [2]	4,424	2,848
Securities available for sale:		
Hedged item	(2,197)	—
Derivatives used for hedging	2,382	—
Interest settlement on derivative [1]	806	—
Total gain on hedged securities available for sale [3]	$ 991	$ —
Total gains on fair value hedges	$ 5,415	$ 2,848

(1) Includes accrued interest receivable and accrued interest payable.

(2) Recorded in "Interest and fees on loans and leases held for investment" on the Income Statement.

(3) Recorded in "Interest on securities available for sale" on the Income Statement.

The following table presents the cumulative basis adjustments for fair value hedges:

	December 31, 2024		December 31, 2023	
Balance Sheet Line Item	Carrying Amount of Closed Portfolio [1]	Cumulative Fair Value Adjustment Included in the Carrying Amount of the Hedged Items	Carrying Amount of Closed Portfolio [1]	Cumulative Fair Value Adjustment Included in the Carrying Amount of the Hedged Items
Securities available for sale	$ 2,255,848	$ (2,197)	$ —	$ —
Loans and leases held for investment	$ 1,388,222	$ 1,872	$ 3,109,854	$ 8,881

(1) Represents the total closed portfolio of assets (at amortized cost) designated in a portfolio method hedge relationship in which the hedged item is a stated layer that is expected to be remaining at the end of the hedging relationship. At December 31, 2024, the amortized cost of AFS securities and unsecured personal loans, designated as the hedged items in the portfolio layer hedging relationship, was $225.0 million and $1.075 billion, respectively. At December 31, 2023, the amortized cost of unsecured personal loans designated as the hedged item in the portfolio layer hedging relationship was $1.5 billion.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

9. Property, Equipment and Software, Net

Property, equipment and software, net, consist of the following:

December 31,	2024	2023
Software [(1)]	$ 222,000	$ 209,260
Leasehold improvements	30,699	30,764
Computer equipment	22,216	21,654
Furniture and fixtures	5,554	5,845
Total property, equipment and software	280,469	267,523
Accumulated depreciation and amortization	(112,937)	(106,006)
Total property, equipment and software, net	$ 167,532	$ 161,517

(1) Includes $43.4 million and $66.9 million of development in progress for internally-developed software and $7.1 million and $4.6 million of development in progress to customize purchased software as of December 31, 2024 and 2023, respectively.

Depreciation and amortization expense on property, equipment and software was $49.8 million, $43.0 million and $39.0 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company recognized impairment expense of $5.5 million on its internally-developed software for the year ended December 31, 2024. This was recorded within “Depreciation and amortization” expense on the Income Statement. No impairment was recorded for the years ended December 31, 2023 and 2022.

10. Goodwill and Intangible Assets

Goodwill

The Company’s Goodwill balance was $75.7 million as of both December 31, 2024 and 2023. The Company did not record any goodwill impairment expense during the years ended December 31, 2024, 2023 and 2022. Goodwill is not amortized, but is subject to annual impairment tests that are performed in the fourth quarter of each calendar year. For additional detail, see “*Note 1. Summary of Significant Accounting Policies.*”

Intangible Assets

Intangible assets consist of customer relationships. Intangible assets, net of accumulated amortization, are included in “Other assets” on the Balance Sheet. The gross and net carrying values and accumulated amortization were as follows:

December 31,	2024	2023
Gross carrying value	$ 54,500	$ 54,500
Accumulated amortization	(45,914)	(42,365)
Net carrying value	$ 8,586	$ 12,135

The customer relationship intangible assets are amortized on an accelerated basis from ten to fourteen years. Amortization expense associated with intangible assets for the years ended December 31, 2024, 2023 and 2022 was $3.5 million, $4.2 million and $4.8 million, respectively. There was no impairment loss for the years ended December 31, 2024, 2023 and 2022.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The expected future amortization expense for intangible assets as of December 31, 2024, is as follows:

2025	$ 2,901
2026	2,252
2027	1,603
2028	945
2029	568
Thereafter	317
Total	$ 8,586

11. Other Assets

Other assets consist of the following:

December 31,	2024	2023
Deferred tax assets, net [1]	$ 137,155	$ 151,411
Servicing assets [2]	61,020	78,401
Nonmarketable equity investments	44,114	42,891
Accrued interest receivable	40,388	35,793
Operating lease assets	21,304	26,611
Intangible assets, net [3]	8,586	12,135
Other	91,415	108,211
Total other assets	$ 403,982	$ 455,453

(1) See "*Note 17. Income Taxes*" for additional detail.

(2) Loans underlying servicing assets had a total outstanding principal balance of $7.3 billion and $9.5 billion as of December 31, 2024 and 2023, respectively.

(3) See "*Note 10. Goodwill and Intangible Assets*" for additional detail.

12. Deposits

Deposits consist of the following:

December 31,	2024	2023
Interest-bearing deposits:		
Savings and money market accounts	$ 5,903,869	$ 4,349,239
Certificates of deposit [1]	2,294,214	1,714,889
Checking accounts	478,036	937,552
Total	$ 8,676,119	$ 7,001,680
Noninterest-bearing deposits	392,118	331,806
Total deposits	$ 9,068,237	$ 7,333,486

(1) As of December 31, 2024 and 2023, certificates of deposit in excess of the FDIC insurance limit of $250 thousand per account holder totaled $276.0 million and $150.1 million, respectively.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Total certificates of deposit at December 31, 2024 are scheduled to mature as follows:

2025	$ 1,801,144
2026	461,873
2027	19,097
2028	2,057
2029	10,043
Total certificates of deposit	$ 2,294,214

13. Borrowings

Borrowing Capacity

The following table summarizes the Company's available borrowing capacity and the related pledged collateral:

	December 31, 2024		December 31, 2023	
	Available Borrowing Capacity	**Pledged Collateral**	**Available Borrowing Capacity**	**Pledged Collateral**
FRB Discount Window	$ 2,635,034	$ 3,245,547	$ 2,816,501	$ 3,507,541
FHLB of Des Moines	626,117	829,885	661,337	838,511
Total	$ 3,261,151	$ 4,075,432	$ 3,477,838	$ 4,346,052

Long-term Debt

As of December 31, 2023, the Company had debt outstanding of $19.4 million, consisting of $10.5 million related to its Retail Program, $6.4 million for advances from Paycheck Protection Program Liquidity Facility (with pledged collateral of $6.4 million), and $2.5 million for payable on Structured Program transaction borrowings (with pledged collateral of $3.9 million). The Company did not have any debt outstanding as of December 31, 2024.

14. Other Liabilities

Other liabilities consist of the following:

December 31,	2024	2023
Accounts payable and accrued expenses	$ 78,131	$ 54,619
Operating lease liabilities	28,502	37,869
Payable to investors (1)	22,833	36,823
Other	91,075	93,490
Total other liabilities	$ 220,541	$ 222,801

(1) Represents principal and interest on loans collected by the Company and pending disbursement to investors.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

15. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss represents other cumulative gains and losses that are not reflected in earnings. The components of other comprehensive income (loss) were as follows:

Year Ended December 31,	**2024**		
	Before Tax	**Tax Effect**	**Net of Tax**
Change in net unrealized gain on securities available for sale	$ 9,836	$ (3,775)	$ 6,061
Other comprehensive income	9,836	(3,775)	6,061

Year Ended December 31,	**2023**		
	Before Tax	**Tax Effect**	**Net of Tax**
Change in net unrealized gain on securities available for sale	$ 10,238	$ (2,926)	$ 7,312
Other comprehensive income	$ 10,238	$ (2,926)	$ 7,312

Year Ended December 31,	**2022**		
	Before Tax	**Tax Effect**	**Net of Tax**
Change in net unrealized loss on securities available for sale	$ (61,326)	$ 16,664	$ (44,662)
Other comprehensive loss	$ (61,326)	$ 16,664	$ (44,662)

Accumulated other comprehensive loss balances were as follows:

Balance at December 31, 2022	**$ (37,616)**
Change in net unrealized gain on securities available for sale	7,312
Balance at December 31, 2023	**$ (30,304)**
Change in net unrealized gain on securities available for sale	6,061
Balance at December 31, 2024	**$ (24,243)**

16. Employee Incentive Plans

The Company’s equity incentive plans provide for granting awards, including RSUs, PBRSUs, cash awards and stock options to employees, officers and directors.

Common Stock Reserved for Future Issuance

Shares of common stock reserved for future issuance was as follows:

December 31,	**2024**	**2023**
Available for future RSU, PBRSU and stock option grants	21,815,259	22,732,012
Unvested RSUs, PBRSUs and stock options outstanding	7,281,684	9,338,246
Available for ESPP	8,681,503	7,484,043
Total reserved for future issuance	37,778,446	39,554,301

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Stock-based Compensation

Stock-based compensation expense, included in "Compensation and benefits" expense on the Income Statement, was as follows for the periods presented:

Year Ended December 31,	2024	2023	2022
RSUs	$ 43,841	$ 57,213	$ 66,495
PBRSUs	3,276	4,406	7,839
Stock options	—	—	46
Stock-based compensation expense, gross	47,117	61,619	74,380
Less: Capitalized stock-based compensation expense	7,048	9,230	8,018
Stock-based compensation expense, net	$ 40,069	$ 52,389	$ 66,362

Restricted Stock Units

The following table summarizes the Company's RSU activity:

	Number of Units	Weighted-Average Grant Date Fair Value
Unvested at December 31, 2023	6,999,831	$ 9.42
Granted	4,319,757	$ 8.99
Vested	(4,445,168)	$ 9.92
Forfeited/expired	(1,236,190)	$ 9.10
Unvested at December 31, 2024	5,638,230	$ 8.78

During the year ended December 31, 2024, the Company granted 4,319,757 RSUs with an aggregate fair value of $38.9 million.

As of December 31, 2024, there was $43.3 million of unrecognized compensation cost related to unvested RSUs, which is expected to be recognized over a weighted-average period of approximately 1.6 years, subject to any forfeitures.

Performance-based Restricted Stock Units

The Company's outstanding PBRSU awards consist of awards with a market-based metric and awards with an operating-based metric, all with a three-year performance period, following which any earned portion is immediately vested. With respect to PBRSU awards with a market-based metric, the compensation expense of the award is fixed at the time of grant (incorporating the probability of achieving the market-based metric) and expensed over the performance period. With respect to PBRSU awards with an operating-based metric, the compensation expense of the award is set at the time of grant (assuming a target level of achievement), subsequently adjusted for actual performance during the performance period and expensed over the performance/vesting period.

The following table summarizes the Company's PBRSU activity:

	Number of Units		Weighted-Average Grant Date Fair Value
Unvested at December 31, 2023	1,469,813	$	12.60
Granted	462,060	$	8.59
Forfeited/expired	(719,664)	$	16.64
Unvested at December 31, 2024	1,212,209	$	8.68

During the year ended December 31, 2024, the Company granted 462,060 PBRSUs with an aggregate fair value of $4.0 million.

As of December 31, 2024, there was $3.6 million of unrecognized compensation cost related to unvested PBRSUs, which is expected to be recognized over a weighted-average period of approximately 1.1 years, subject to any forfeitures.

Stock Options

The following table summarizes the activities for the Company's stock options:

	Number of Options	Weighted-Average Exercise Price Per Share		Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value [1] (in thousands)	
Outstanding and exercisable at December 31, 2023	868,602	$	39.02			
Exercised	(4,576)	$	5.48			
Forfeited/Expired	(432,781)	$	32.13			
Outstanding and exercisable at December 31, 2024	431,245	$	46.29	1.0	$	—

[1]   The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the Company's closing stock price of $16.19 as reported on the New York Stock Exchange on December 31, 2024.

As of December 31, 2022, all stock options were fully vested and there was no unrecognized compensation cost remaining. Furthermore, there were no stock options granted during the years ended December 31, 2024, 2023 and 2022.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

17. Income Taxes

Income tax (expense) benefit consisted of the following:

Year Ended December 31,	2024	2023	2022
Current:			
Federal	$ (316)	$ (3,180)	$ —
State	(2,551)	5,060	(20,812)
Total current tax (expense) benefit	(2,867)	1,880	(20,812)
Deferred:			
Federal	(10,997)	(11,427)	121,520
State	128	(6,131)	35,940
Total deferred (expense) benefit	(10,869)	(17,558)	157,460
Income tax (expense) benefit	$ (13,736)	$ (15,678)	$ 136,648

The table below presents a reconciliation of the income tax (expense) benefit at the statutory federal income tax rate to the income tax (expense) benefit at the effective income tax rate:

Year Ended December 31,	2024	2023	2022
Statutory federal tax expense	$ (13,664)	$ (11,470)	$ (32,140)
State tax, net of federal tax (expense) benefit	(2,392)	(903)	11,951
Stock-based compensation tax (expense) benefit	(1,362)	(4,392)	271
Research and development tax credits	5,931	4,600	10,907
Change in valuation allowance	—	—	154,081
Change in unrecognized tax benefit	(1,779)	(1,380)	(3,438)
Non-deductible expenses	(1,576)	(2,351)	(4,737)
Benefit from intraperiod tax allocation	868	—	—
Other	238	218	(247)
Income tax (expense) benefit [(1)]	$ (13,736)	$ (15,678)	$ 136,648

(1) Income tax benefit of $136.6 million for the year ended December 31, 2022 was primarily due to the release of a $175.6 million valuation allowance against the Company's deferred tax assets, of which $143.5 million was primarily based on the Company's reassessment of the future realizability of its deferred tax assets.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The significant components of the Company's net deferred tax assets were as follows:

December 31,	2024	2023
Deferred tax assets:		
Net operating loss carryforwards	$ 54,981	$ 60,432
Allowance for loan and lease losses	64,925	84,119
Stock-based compensation	4,849	7,399
Unrealized loss on AFS securities	9,096	12,484
Deferred compensation	9,862	6,574
Reserves and accruals	13,699	12,651
Operating lease liabilities	7,649	10,185
Goodwill	8,244	10,203
Tax credit carryforwards	31,416	27,924
Other	3,187	3,926
Gross deferred tax assets	207,908	235,897
Valuation allowance	(46,325)	(46,108)
Total deferred tax assets	$ 161,583	$ 189,789
Deferred tax liabilities:		
Internally developed software	$ (5,280)	$ (9,934)
Servicing assets	(1,708)	(2,171)
Operating lease assets	(5,717)	(7,157)
Leases	(11,283)	(13,121)
Other	(440)	(5,995)
Total deferred tax liabilities	$ (24,428)	$ (38,378)
Deferred tax assets, net	$ 137,155	$ 151,411

As of December 31, 2024 and 2023, the Company maintained a valuation allowance of $46.3 million and $46.1 million, respectively, solely related to certain state net operating loss carryforwards (NOLs) and state tax credit carryforwards.

The table below provides information about the Company's NOLs and tax credit carryforwards by jurisdiction:

	December 31, 2024	Expiration
Tax loss carryforwards [(1)]:		
Net operating loss – federal	$ 64,280	Indefinite
Net operating loss – state	$ 494,329	2030 - 2042
Net operating loss – state	$ 41,469	Indefinite
Tax credit carryforwards [(1)]:		
Research and development credits – federal	$ 36,802	2036 - 2044
Research and development credits – state	$ 21,102	Indefinite

(1) The carryforwards, net of the valuation allowance for certain states, are expected to be fully utilized prior to expiration.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The table below presents a reconciliation of total unrecognized tax benefits:

Year Ended December 31,	2024	2023	2022
Unrecognized tax benefits at beginning of year	$ 30,062	$ 27,850	$ 22,512
Gross increase – tax positions related to prior years	671	(161)	2,488
Gross increase – tax positions related to current year	2,340	2,373	2,850
Unrecognized tax benefits at end of year	$ 33,073	$ 30,062	$ 27,850

As of December 31, 2024 and 2023, $22.4 million and $19.5 million, respectively, of unrecognized tax benefits, if recognized, would impact the Company's effective tax rate. The Company had $0.4 million accrued for the payment of interest and penalties related to unrecognized tax benefits as of December 31, 2024 and 2023. The Company does not expect any significant increases or decreases to its unrecognized benefits within the next twelve months.

The Company files income tax returns in the United States and various state jurisdictions. As of December 31, 2024, the Company's federal tax returns for 2020 and earlier, and state tax returns for 2019 and earlier were no longer subject to examination by the taxing authorities. However, tax credit carryforwards from closed periods may be subject to audit and re-examination by tax authorities when utilized in subsequent years.

18. Leases

Lessor Arrangements

The Company has lessor arrangements which consist of sales-type leases for equipment (Equipment Finance). Such arrangements may include options to renew or to purchase the leased equipment at the end of the lease term. For the years ended December 31, 2024, 2023 and 2022, interest earned on Equipment Finance was $5.2 million, $8.9 million and $10.2 million, respectively, and is included in "Interest and fees on loans and leases held for investment" on the Income Statement.

The components of Equipment Finance assets are as follows:

December 31,	2024	2023
Lease receivables	$ 49,290	$ 92,546
Unguaranteed residual asset values	20,728	28,913
Unearned income	(6,125)	(11,072)
Deferred fees	339	605
Total	$ 64,232	$ 110,992

Future minimum lease payments based on maturity of the Company's lessor arrangements as of December 31, 2024 were as follows:

2025	$ 23,352
2026	14,078
2027	7,430
2028	4,457
2029	1,534
Thereafter	—
Total lease payments	$ 50,851
Discount effect	(1,561)
Present value of future minimum lease payments	$ 49,290

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Lessee Arrangements

The Company has various operating leases, including with respect to its headquarters in San Francisco, California, and office spaces in the Salt Lake City, Utah area, Boston, Massachusetts, and New York, New York. As of December 31, 2024, the lease agreements have remaining lease terms ranging from approximately one year to four years. Some of the lease agreements include options to extend the lease term for an additional ten or fifteen years. As of December 31, 2024, the Company pledged $0.6 million of cash and $1.1 million in letters of credit as security deposits in connection with its lease agreements.

Balance sheet information related to leases was as follows:

ROU Assets and Lease Liabilities	Balance Sheet Classification	December 31, 2024	December 31, 2023
Operating lease assets	Other assets	$ 21,304	$ 26,611
Operating lease liabilities	Other liabilities	$ 28,502	$ 37,869

Net lease costs were $10.5 million, $12.0 million and $12.3 million during the years ended December 31, 2024, 2023 and 2022, respectively. Such costs are recorded within "Occupancy" expense on the Income Statement.

Supplemental cash flow information related to the Company's operating leases was as follows:

Year Ended December 31,	2024	2023	2022
Non-cash activity:			
Leased assets remeasured resulting from new, amended or modified operating lease liabilities	$ 1,987	$ (29,745)	$ (3,650)

The Company's future minimum undiscounted lease payments under operating leases as of December 31, 2024 were as follows:

	Operating Lease Payments
2025	$ 13,659
2026	7,973
2027	5,010
2028	4,046
2029	909
Thereafter	—
Total lease payments	$ 31,597
Discount effect	3,095
Present value of future minimum lease payments	$ 28,502

The weighted-average remaining lease term and discount rate used in the calculation of the Company's operating lease assets and liabilities were as follows:

Lease Term and Discount Rate	December 31, 2024	December 31, 2023
Weighted-average remaining lease term (in years)	2.98	3.72
Weighted-average discount rate	4.87 %	5.04 %

19. Commitments and Contingencies

Operating Lease Commitments

For discussion regarding the Company's operating lease commitments, see "*Note 18. Leases.*"

Loan Repurchase Obligations

The Company is generally required to repurchase loans or interests therein in the event of identity theft or certain other types of fraud on the part of the borrower or education and patient service providers. The Company may also repurchase loans or interests therein in connection with certain customer accommodations. In connection with certain loan sales, the Company agreed to repurchase loans if representations and warranties made with respect to such loans were breached under certain circumstances. The Company believes such provisions are customary and consistent with institutional loan and securitization market standards.

Unfunded Loan Commitments

As of December 31, 2024 and 2023, the contractual amount of unfunded loan commitments was $105.0 million and $78.1 million, respectively. See "*Note 5. Loans and Leases Held for Investment at Amortized Cost, Net of Allowance for Loan and Lease Losses*" for additional detail related to the reserve for unfunded lending commitments.

Legal

The Company is subject to various claims brought in a litigation or regulatory context. These include lawsuits and regulatory exams, investigations, or inquiries. In accordance with applicable accounting standards, the Company accrues for costs related to contingencies when a loss from such claims is probable and the amount of loss can be reasonably estimated. In determining whether a loss from a claim is probable and the loss can be reasonably estimated, the Company reviews and evaluates its litigation and regulatory matters on at least a quarterly basis in light of potentially relevant factual and legal developments. If the Company determines an unfavorable outcome is not probable or the amount of loss cannot be reasonably estimated, the Company does not accrue for a potential litigation loss. In those situations, the Company discloses an estimate or range of the reasonably possible losses, if such estimates can be made.

Regulatory Examinations and Actions Relating to the Company's Business Practices, and Compliance with Applicable Laws

The Company is and has been subject to periodic inquiries, exams and enforcement actions brought by federal and state regulatory agencies relating to the Company's business practices, and operating in compliance with applicable laws.

In the past, the Company has successfully resolved such matters in a manner that was not material to its results of financial operations in any period and that did not materially limit the Company's ability to conduct its business. However, no assurances can be given as to the timing, outcome or consequences of these matters or other similar matters if or as they arise.

20. Regulatory Requirements

LendingClub and LC Bank are subject to comprehensive supervision, examination and enforcement, and regulation by the FRB and the Office of the Comptroller of the Currency (OCC), respectively, including generally similar capital adequacy requirements adopted by both agencies.

These requirements establish required minimum ratios for Common Equity Tier 1 (CET1) risk-based capital, Tier 1 risk-based capital, total risk-based capital and a Tier 1 leverage ratio; set risk-weighting for assets and certain other items for purposes of the risk-based capital ratios; and define what qualifies as capital for purposes of meeting the capital requirements. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company. The minimum capital requirements under the Basel Committee on Banking Supervision standardized approach for U.S. banking organizations (Basel III) capital framework are: a CET1 risk-based capital ratio of 4.5%, a Tier 1 risk-based capital ratio of 6.0%, a total risk-based capital ratio of 8.0%, and a Tier 1 leverage ratio of 4.0%. Additionally, a capital conservation buffer of 2.5% must be maintained above the minimum risk-based capital requirements in order to avoid certain limitations on capital distributions, stock repurchases, and certain discretionary bonus payments. In addition to these guidelines, the regulators assess any particular institution's capital adequacy based on numerous factors and may require a particular banking organization to maintain capital at levels higher than the generally applicable minimums prescribed under the Basel III capital framework.

The Federal Deposit Insurance Act provides for a system of "prompt corrective action" (PCA). The PCA regime provides for capitalization categories ranging from "well-capitalized" to "critically undercapitalized." An institution's PCA category is determined primarily by its regulatory capital ratios. The PCA requires remedial actions and imposes limitations that become increasingly stringent as its PCA capitalization category declines, including the ability to accept and/or rollover brokered deposits. At December 31, 2024 and 2023, the Company's and LC Bank's regulatory capital ratios exceeded the thresholds required to be regarded as "well-capitalized" institutions and met all capital adequacy requirements to which they are subject. There have been no events or conditions since December 31, 2024 that management believes would change the Company's categorization.

The following table presents the actual capital amounts and ratios of the Company and LC Bank as well as the regulatory minimum and "well-capitalized" requirements (dollars in millions):

	December 31, 2024		December 31, 2023		Required Minimum [1]	Well-Capitalized Minimum
	Amount	Ratio	Amount	Ratio		
LendingClub Corporation:						
CET1 capital [2]	$ 1,188.6	17.3 %	$ 1,090.2	17.9 %	7.0 %	N/A
Tier 1 capital	$ 1,188.6	17.3 %	$ 1,090.2	17.9 %	8.5 %	6.0 %
Total capital	$ 1,276.5	18.5 %	$ 1,169.2	19.2 %	10.5 %	10.0 %
Tier 1 leverage	$ 1,188.6	11.0 %	$ 1,090.2	12.9 %	4.0 %	N/A
Risk-weighted assets	$ 6,887.1	N/A	$ 6,104.5	N/A	N/A	N/A
Quarterly adjusted average assets	$ 10,814.0	N/A	$ 8,476.1	N/A	N/A	N/A
LendingClub Bank:						
CET1 capital [2]	$ 1,101.4	16.1 %	$ 949.4	15.8 %	7.0 %	6.5 %
Tier 1 capital	$ 1,101.4	16.1 %	$ 949.4	15.8 %	8.5 %	8.0 %
Total capital	$ 1,188.5	17.4 %	$ 1,027.4	17.1 %	10.5 %	10.0 %
Tier 1 leverage	$ 1,101.4	10.3 %	$ 949.4	11.4 %	4.0 %	5.0 %
Risk-weighted assets	$ 6,823.1	N/A	$ 6,022.2	N/A	N/A	N/A
Quarterly adjusted average assets	$ 10,696.7	N/A	$ 8,337.4	N/A	N/A	N/A

N/A – Not applicable
[1]   Required minimums presented for risk-based capital ratios include the required capital conservation buffer of 2.5%.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

(2) CET1 capital consists of common stockholders' equity as defined under U.S. GAAP and certain adjustments made in accordance with regulatory capital guidelines, including the addition of the CECL transitional benefit and deductions for goodwill and other intangible assets.

In response to the COVID-19 pandemic, the FRB, OCC, and FDIC adopted a final rule related to the regulatory capital treatment of the allowance for credit losses under CECL. As permitted by the rule, the Company elected to delay the estimated impact of CECL on regulatory capital resulting in a CET1 capital benefit of $35 million at December 31, 2021. This benefit was phased out over a three-year transition period that commenced on January 1, 2022 at a rate of 25% each year through January 1, 2025.

Federal laws and regulations limit the dividends that a national bank may pay. Dividends that may be paid by a national bank without the express approval of the OCC are limited to that bank's retained net profits for the preceding two calendar years plus retained net profits up to the date of any dividend declaration in the current calendar year. Retained net profits, as defined by the OCC, consist of net income less dividends declared during the period. No dividends were declared by LC Bank in 2024 or 2023.

Federal law restricts the amount and the terms of both credit and non-credit transactions between a bank and its nonbank affiliates. These covered transactions may not exceed 10% of the bank's capital and surplus (which for this purpose represents tier 1 and tier 2 capital, as calculated under the risk-based capital rules, plus the balance of the ACL excluded from tier 2 capital) with any single nonbank affiliate and 20% of the bank's capital and surplus with all its nonbank affiliates. Covered transactions that are extensions of credit may require collateral to be pledged to provide added security to the bank.

21. Segment Reporting

Reportable Segments

The Company defines operating segments to be components of the Company for which discrete financial information is evaluated regularly by the Chief Operating Decision Maker (CODM) to allocate resources and evaluate financial performance. The measure of segment profit used by the CODM in this evaluation is net income. The CODM consists of the Company's Chief Executive Officer and Chief Financial Officer. This information is reviewed according to the legal organizational structure of the Company's operations with products and services presented separately for the parent bank holding company and its wholly-owned subsidiary, LC Bank, which are both considered reportable segments. Income taxes are recorded on a separate entity basis whereby each operating segment determines income tax expense or benefit as if it filed a separate tax return.

LendingClub Bank

The LC Bank operating segment represents the national bank legal entity and reflects operating activities after its formation. This segment provides a full complement of financial products and solutions, including loans and deposits. It originates loans to individuals and businesses, retains loans for investment, sells loans to investors and manages relationships with deposit holders.

LendingClub Corporation (Parent Only)

The LendingClub Corporation (Parent only) operating segment represents the holding company legal entity and predominately reflects the operations of the Company prior to the formation of LC Bank. This activity includes, but is not limited to, servicing fee revenue on purchased servicing assets, and interest income and interest expense related to the Retail Program and Structured Program transactions entered into prior to LC Bank's formation.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Financial information for the segments is presented in the following tables:

	LendingClub Bank			LendingClub Corporation (Parent only)			Total Reportable Segments		
Year Ended December 31,	**2024**	**2023**	**2022**	**2024**	**2023**	**2022**	**2024**	**2023**	**2022**
Non-interest income:									
Marketplace revenue	$ 176,921	$ 206,381	$ 610,536	$ 36,595	$ 41,817	$ 48,231	$ 213,516	$ 248,198	$ 658,767
Other non-interest income	53,643	74,684	85,208	9,038	9,503	15,628	62,681	84,187	100,836
Total non-interest income	230,564	281,065	695,744	45,633	51,320	63,859	276,197	332,385	759,603
Interest income:									
Interest income	902,741	818,206	526,471	5,217	14,424	30,869	907,958	832,630	557,340
Interest expense	(373,219)	(266,218)	(60,954)	(698)	(4,574)	(21,561)	(373,917)	(270,792)	(82,515)
Net interest income	529,522	551,988	465,517	4,519	9,850	9,308	534,041	561,838	474,825
Total net revenue	760,086	833,053	1,161,261	50,152	61,170	73,167	810,238	894,223	1,234,428
Provision for credit losses	(178,267)	(243,565)	(267,326)	—	—	—	(178,267)	(243,565)	(267,326)
Non-interest expense:									
Compensation and benefits	(225,620)	(255,428)	(331,627)	(6,538)	(6,520)	(7,770)	(232,158)	(261,948)	(339,397)
Marketing	(100,400)	(93,840)	(197,559)	(2)	—	(188)	(100,402)	(93,840)	(197,747)
Equipment and software	(51,068)	(53,239)	(49,004)	(126)	(246)	(194)	(51,194)	(53,485)	(49,198)
Depreciation and amortization	(50,309)	(30,216)	(16,489)	(8,525)	(16,979)	(27,342)	(58,834)	(47,195)	(43,831)
Professional services	(31,376)	(33,963)	(49,993)	(669)	(1,210)	(523)	(32,045)	(35,173)	(50,516)
Occupancy	(7,582)	(7,980)	(8,631)	(8,216)	(9,552)	(13,346)	(15,798)	(17,532)	(21,977)
Other non-interest expense	(54,963)	(62,360)	(71,001)	(21,511)	(24,508)	(40,398)	(76,474)	(86,868)	(111,399)
Total non-interest expense	(521,318)	(537,026)	(724,304)	(45,587)	(59,015)	(89,761)	(566,905)	(596,041)	(814,065)
Income tax (expense) benefit	(12,824)	(17,881)	(42,354)	(912)	2,203	125,954	(13,736)	(15,678)	83,600
Net income[(1)]	$ 47,677	$ 34,581	$ 127,277	$ 3,653	$ 4,358	$ 109,360	$ 51,330	$ 38,939	$ 236,637
Capital expenditures	$ 54,302	$ 59,509	$ 69,481	$ —	$ —	$ —	$ 54,302	$ 59,509	$ 69,481

(1) Total net income from reportable segments reflects net income on a consolidated basis.

Year Ended December 31,	**2024**	**2023**	**2022**
Total net revenue – reportable segments	$ 810,238	$ 894,223	$ 1,234,428
Intercompany eliminations	(23,227)	(29,604)	(47,212)
Total net revenue – consolidated	$ 787,011	$ 864,619	$ 1,187,216

Each expense item reported above represents the Company’s “significant segment expenses” as they are separately evaluated by the CODM, with the exception of “Other non-interest expense” which represents “other segment items” and encompasses various miscellaneous operating expenses.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

	LendingClub Bank		LendingClub Corporation (Parent only)		Total Reportable Segments	
December 31,	**2024**	**2023**	**2024**	**2023**	**2024**	**2023**
Assets						
Total cash and cash equivalents	$ 932,463	$ 1,230,206	$ 65,981	$ 110,273	$ 998,444	$ 1,340,479
Restricted cash	—	—	27,536	46,628	27,536	46,628
Securities available for sale at fair value	3,452,648	1,617,309	—	2,953	3,452,648	1,620,262
Loans held for sale at fair value	636,352	407,773	—	—	636,352	407,773
Loans and leases held for investment, net	3,889,084	4,539,915	—	—	3,889,084	4,539,915
Loans held for investment at fair value [(1)]	1,023,226	253,800	4,572	18,878	1,027,798	272,678
Property, equipment and software, net	158,995	144,439	8,537	17,078	167,532	161,517
Investment in subsidiary	—	—	910,544	816,703	910,544	816,703
Goodwill	75,717	75,717	—	—	75,717	75,717
Other assets	300,621	341,680	121,198	131,135	421,819	472,815
Total assets	10,469,106	8,610,839	1,138,368	1,143,648	11,607,474	9,754,487
Liabilities and Equity						
Total deposits	9,116,821	7,426,445	—	—	9,116,821	7,426,445
Borrowings [(1)]	—	6,398	—	12,956	—	19,354
Other liabilities	177,711	154,077	60,667	86,086	238,378	240,163
Total liabilities	9,294,532	7,586,920	60,667	99,042	9,355,199	7,685,962
Total equity	1,174,574	1,023,919	1,077,701	1,044,606	2,252,275	2,068,525
Total liabilities and equity	$ 10,469,106	$ 8,610,839	$ 1,138,368	$ 1,143,648	$ 11,607,474	$ 9,754,487

(1) Prior period amounts have been reclassified to conform to the current period presentation.

December 31,	**2024**	**2023**
Total assets – reportable segments	$ 11,607,474	$ 9,754,487
Intercompany eliminations	(976,965)	(927,024)
Total assets – consolidated	$ 10,630,509	$ 8,827,463

December 31,	**2024**	**2023**
Total liabilities and equity – reportable segments	$ 11,607,474	$ 9,754,487
Intercompany eliminations – liabilities	(66,421)	(110,321)
Intercompany eliminations – equity	(910,544)	(816,703)
Total liabilities and equity – consolidated	$ 10,630,509	$ 8,827,463

Concentration and Geographic Information

No individual borrower or marketplace investor accounted for 10% or more of total net revenue for any of the periods presented. All of the Company’s revenue is generated in the United States, and all of the long-lived assets are based in the United States.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

22. LendingClub Corporation – Parent Company-Only Financial Statements

The following tables present standalone condensed financial statements for LendingClub Corporation (Parent Company). These statements are provided in accordance with SEC rules, which require such disclosures when the restricted net assets of a consolidated subsidiary exceed 25% of consolidated net assets, and should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to the Consolidated Financial Statements. For purposes of these condensed financial statements, the Parent's wholly-owned subsidiary is presented in accordance with the equity method of accounting.

Statements of Income

Year Ended December 31,	2024	2023	2022
Non-interest income:			
Marketplace revenue	$ 36,595	$ 41,817	$ 48,231
Other non-interest income	9,038	9,503	15,628
Total non-interest income	45,633	51,320	63,859
Interest income:			
Interest on loans held for sale	—	—	1,390
Interest on loans held for investment at fair value [1]	1,831	6,811	21,010
Interest on securities available for sale	2,785	6,802	7,608
Other interest income	601	811	861
Total interest income	5,217	14,424	30,869
Interest expense:			
Other interest expense [1]	698	4,574	21,561
Total interest expense	698	4,574	21,561
Net interest income	4,519	9,850	9,308
Total net revenue	50,152	61,170	73,167
Non-interest expense:			
Compensation and benefits	6,538	6,520	7,770
Marketing	2	—	188
Equipment and software	126	246	194
Depreciation and amortization	8,525	16,979	27,342
Professional services	669	1,210	523
Occupancy	8,216	9,552	13,346
Other non-interest expense	21,511	24,508	40,398
Total non-interest expense	45,587	59,015	89,761
Income (Loss) before income tax (expense) benefit	4,565	2,155	(16,594)
Income tax (expense) benefit	(912)	2,203	125,954
Income before undistributed earnings of subsidiary	3,653	4,358	109,360
Equity in undistributed earnings of subsidiary	47,677	34,581	127,277
Net income	$ 51,330	$ 38,939	$ 236,637

[1] Prior period amounts have been reclassified to conform to the current period presentation.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

In accordance with federal laws and regulations, dividends paid by LC Bank to the Company are subject to certain restrictions. See "*Note 20. Regulatory Requirements*" for more information.

Statements of Comprehensive Income

Year Ended December 31,	2024	2023	2022
Net income	$ 51,330	$ 38,939	$ 236,637
Other comprehensive income (loss), net of tax:			
Change in net unrealized gain (loss) on securities available for sale	(3,076)	6,706	(1,556)
Equity in other comprehensive income (loss) of subsidiary	9,137	(1,282)	(43,528)
Other comprehensive income (loss), net of tax	6,061	5,424	(45,084)
Total comprehensive income	$ 57,391	$ 44,363	$ 191,553

Balance Sheets

December 31,	2024	2023
Assets		
Cash and due from banks	$ 52,398	$ 96,384
Interest-bearing deposits in banks	13,583	13,889
Total cash and cash equivalents	65,981	110,273
Restricted cash	27,536	46,628
Securities available for sale at fair value ($0 and $264 at amortized cost, respectively)	—	2,953
Loans held for investment at fair value [(1)]	4,572	18,878
Property, equipment and software, net	8,537	17,078
Investment in subsidiary	1,177,745	937,987
Other assets	118,027	126,899
Total assets	$ 1,402,398	$ 1,260,696
Liabilities and Equity		
Borrowings [(1)]	$ —	$ 12,956
Other liabilities	60,667	86,086
Total liabilities	60,667	99,042
Equity		
Common stock, $0.01 par value; 180,000,000 shares authorized; 113,383,917 and 110,410,602 shares issued and outstanding, respectively	1,134	1,104
Additional paid-in capital	1,702,316	1,669,828
Accumulated deficit	(337,476)	(468,097)
Accumulated other comprehensive loss	(24,243)	(41,181)
Total equity	1,341,731	1,161,654
Total liabilities and equity	$ 1,402,398	$ 1,260,696

(1) Prior period amounts have been reclassified to conform to the current period presentation.

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Statements of Cash Flows

Year Ended December 31,	2024	2023	2022
Cash Flows from Operating Activities:			
Parent company net income	$ 51,330	$ 38,939	$ 236,637
Adjustments to reconcile net income to net cash (used for) provided by operating activities:			
Equity in undistributed earnings of subsidiary	(47,677)	(34,581)	(127,277)
Net fair value adjustments	(2,716)	(2,903)	(5,929)
Change in fair value of loan servicing assets	40,590	50,281	33,840
Stock-based compensation, net	4,505	5,253	6,310
Depreciation and amortization	8,525	16,979	27,342
Income tax benefit from release of tax valuation allowance	—	—	(124,975)
Other, net	5	274	16
Net change to loans held for sale	1,121	5,953	31,658
Net change in operating assets and liabilities:			
Other assets	(57,859)	(32,805)	39,462
Other liabilities	(26,349)	(30,741)	(36,480)
Net cash (used for) provided by operating activities	(28,525)	16,649	80,604
Cash Flows from Investing Activities:			
Payments for investments in and advances to subsidiary	(50,000)	—	(50,000)
Purchase of servicing asset investment	(47,450)	(50,576)	(59,880)
Proceeds from servicing asset investment	72,718	72,343	24,564
Net change in loans held for investment [(1)]	16,081	52,611	176,296
Proceeds from maturities and paydowns of securities available for sale	264	7,861	46,548
Other investing activities	—	200	2,370
Net cash (used for) provided by investing activities	(8,387)	82,439	139,898
Cash Flows from Financing Activities:			
Principal payments on borrowings [(1)]	(12,804)	(54,237)	(244,398)
Other financing activities	(13,668)	(19,834)	(9,028)
Net cash used for financing activities	(26,472)	(74,071)	(253,426)
Net (Decrease) Increase in Cash, Cash Equivalents and Restricted Cash	(63,384)	25,017	(32,924)
Cash, Cash Equivalents and Restricted Cash, Beginning of Period	156,901	131,884	164,808
Cash, Cash Equivalents and Restricted Cash, End of Period	$ 93,517	$ 156,901	$ 131,884

(1) Prior period amounts have been reclassified to conform to the current period presentation.

The following table presents cash, cash equivalents and restricted cash by category within the Parent Company balance sheet:

	December 31, 2024	December 31, 2023
Cash and cash equivalents	$ 65,981	$ 110,273
Restricted cash	27,536	46,628
Total cash, cash equivalents and restricted cash	$ 93,517	$ 156,901

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's management evaluated, with the participation of the Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO), the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2024. In designing and evaluating its disclosure controls and procedures, the Company's management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance, not absolute assurance, of achieving the desired control objectives, and is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on the evaluation, the Company's CEO and CFO concluded that the Company's disclosure controls and procedures as of December 31, 2024, were designed and functioned effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including the principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for maintaining effective internal control over financial reporting and for assessing the effectiveness of internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of the Company's CEO and CFO, management conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2024, based on the criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of December 31, 2024, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Deloitte & Touche LLP, has independently audited the effectiveness of our internal control over financial reporting and its report is included below.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of controls. Further, because of changes in conditions, the effectiveness of internal controls may vary over time. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Changes in Internal Control Over Financial Reporting

No change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) occurred during the fiscal quarter ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of LendingClub Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of LendingClub Corporation and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 13, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control over Financial Reporting.* Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
February 13, 2025

Item 9B. Other Information

Rule 10b5-1 Trading Plans

To diversify his assets, Scott Sanborn, the Company's Chief Executive Officer, entered into a sales plan in November 2024 that is intended to comply with Rule 10b5-1(c) under the Exchange Act (the Plan). The maximum number of shares that can be sold under the Plan represents 4.1% of Mr. Sanborn's current equity interest in the Company including his unvested time-based RSUs and unearned PBRSUs at target performance.

The following table shows the trading arrangements intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) adopted by the Company's directors and executive officers during the fourth quarter of 2024:

Name and Title	Adoption Date	Expiration Date	Aggregate Number of Shares to be Sold
Scott Sanborn, Chief Executive Officer and Director	November 20, 2024	August 1, 2025	Up to 102,000
Jordan Cheng, General Counsel and Corporate Secretary	November 1, 2024	May 9, 2025	Up to 14,000
Erin Selleck, Director	October 31, 2024	June 30, 2026	See footnote 1 below

[1]   Ms. Selleck's trading plan adopted on October 31, 2024, provides for the sale of 12,240 shares plus 50% of the shares she acquires upon each of the quarterly vesting events with respect to her Annual Award to be granted in 2025 pursuant the terms of the Company's Non-Employee Director Compensation Policy.

Other than disclosed above, during the fourth quarter of 2024, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of the Company's securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 will be included in our definitive proxy statement with respect to our 2025 Annual Meeting of Stockholders (Proxy Statement) and is incorporated herein by reference. The Proxy Statement will be filed with the SEC pursuant to Regulation 14A within 120 days of the end of the 2024 fiscal year.

Item 11. Executive Compensation

The information required by Item 11 will be included in the Proxy Statement under the headings "Board of Directors and Corporate Governance – Compensation Committee Interlocks and Insider Participation," "Board of Directors and Corporate Governance – Director Compensation," "Executive Compensation" and "Report of the Compensation Committee," and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 will be included in the Proxy Statement under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation – Securities Authorized for Issuance Under Equity Compensation Plans," and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 will be included in the Proxy Statement under the headings "Related Party Transactions" and "Board of Directors and Corporate Governance – Director Independence," and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 will be included in the Proxy Statement under the heading "Ratification of Appointment of Independent Registered Public Accounting Firm," and is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this Annual Report:

1.   Financial Statements

Consolidated Financial Statements of the Company and the related notes are included under "*Part II – Item 8. Financial Statements and Supplementary Data*" of this Annual Report.

2.   Financial Statement Schedules

Financial statement schedules have been omitted because they are not required, not applicable, not present in amounts sufficient to require submission of the schedule, or the required information is shown in the Consolidated Financial Statements or Notes thereto.

3.   Exhibits

The documents listed in the Exhibit Index of this Annual Report are incorporated by reference or are filed with this Annual Report, in each case as indicated therein on the Exhibit Index immediately following the signature page of this Annual Report.

Item 16. Form 10-K Summary

None.

LENDINGCLUB CORPORATION

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2025


LENDINGCLUB CORPORATION

By: /s/ Scott Sanborn
_____
Scott Sanborn
Chief Executive Officer


POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Scott Sanborn and Andrew LaBenne, jointly and severally, his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

LENDINGCLUB CORPORATION

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Scott Sanborn Scott Sanborn	Chief Executive Officer and Director	February 13, 2025
/s/ Andrew LaBenne Andrew LaBenne	Chief Financial Officer	February 13, 2025
/s/ Fergal Stack Fergal Stack	Principal Accounting Officer	February 13, 2025
/s/ Faiz Ahmad Faiz Ahmad	Director	February 13, 2025
/s/ Stephen Cutler Stephen Cutler	Director	February 13, 2025
/s/ Allan Landon Allan Landon	Director	February 13, 2025
/s/ Timothy J. Mayopoulos Timothy J. Mayopoulos	Director	February 13, 2025
/s/ John C. Morris John C. Morris	Director	February 13, 2025
/s/ Kathryn S. Reimann Kathryn S. Reimann	Director	February 13, 2025
/s/ Erin Selleck Erin Selleck	Director	February 13, 2025
/s/ Janey Whiteside Janey Whiteside	Director	February 13, 2025
/s/ Michael Zeisser Michael Zeisser	Director	February 13, 2025

LENDINGCLUB CORPORATION
EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Eighth Amended and Restated Certificate of Incorporation of LendingClub Corporation, effective July 30, 2024	10-Q	001-36771	3.1	August 1, 2024	
3.2	Amended and Restated Bylaws of the Company, effective March 22, 2018	8-K/A	001-36771	3.1	June 22, 2018	
4.1	Form of Common Stock Certificate of LendingClub Corporation	10-Q	001-36771	4.1	November 6, 2019	
4.2	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934					X
10.1	Form of Indemnity Agreement	S-1, Amendment No. 3	333-198393	10.1	December 1, 2014	
10.2	LendingClub Corporation 2007 Stock Incentive Plan, as amended, and form of award agreement thereunder	10-K	001-36771	10.2	February 19, 2020	
10.3	2014 Equity Incentive Plan, as amended and restated on June 8, 2023, and forms of award agreements thereunder					X
10.4	Form of Employment Agreement for Chief Executive Officer	S-1, Amendment No. 3	333-198393	10.15	December 1, 2014	
10.5	Form of Employment Agreement for Executive Officers other than Chief Executive Officer	S-1, Amendment No. 3	333-198393	10.16	December 1, 2014	
10.6	Lease Agreement, dated as of April 16, 2015, by and between LendingClub Corporation and 595 Market Street, Inc.	10-Q	001-36771	10.31	May 5, 2015	
10.7	Radius Bancorp, Inc. 2016 Omnibus Incentive Plan	S-8	333-255688	99.3	April 30, 2021	
10.8	Non-Employee Director Compensation Policy, effective October 20, 2022	10-K	001-36771	10.9	February 9, 2023	
10.9	Amendment to 2022 & 2024 Award Agreements Issued Under the 2014 Equity Incentive Plan	10-Q	001-36771	10.1	May 1, 2024	
10.10	2014 Employee Stock Purchase Plan, as amended and restated on June 11, 2024	10-Q	001-36771	10.1	August 1, 2024	
19.1	Insider Trading Policy					X
21.1	List of Subsidiaries					X
23.1	Consent of Deloitte & Touche LLP					X
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X

LENDINGCLUB CORPORATION

| Exhibit Number | Exhibit Description | Incorporated by Reference | | | | Filed Herewith |
		Form	File No.	Exhibit	Filing Date	
97.1	Clawback Policies	10-K	001-36771	97.1	February 16, 2024	
101	The following financial information from LendingClub Corporation's Annual Report on Form 10-K for the year ended December 31, 2024 formatted in Inline XBRL (Extensible Business Reporting Language) includes: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Changes in Equity, (v) the Consolidated Statements of Cash Flows, and (vi) Notes to the Consolidated Financial Statements.					X
104	Cover Page Interactive Data File (as formatted as Inline XBRL and contained in Exhibit 101)					

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